     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1999

                                                REGISTRATION NO. 333-64955
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                         WELLPOINT HEALTH NETWORKS INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          6324                         95-4635504
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)       Identification Number)

                             ---------------------


                               ONE WELLPOINT WAY


                        THOUSAND OAKS, CALIFORNIA 91362


                                 (805) 557-6110

    (Address, including zip code, telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                                THOMAS C. GEISER
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

                               ONE WELLPOINT WAY


                        THOUSAND OAKS, CALIFORNIA 91362


                                 (805) 557-6110

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   COPIES TO:

           WILLIAM L. HUDSON, ESQ.                          THOMAS WARDELL, ESQ.
         GIBSON, DUNN & CRUTCHER LLP                     LONG ALDRIDGE & NORMAN LLP
            ONE MONTGOMERY STREET                     ONE PEACHTREE CENTER, SUITE 5300
   TELESIS TOWER, 26TH FLOOR AND 31ST FLOOR                 303 PEACHTREE STREET
       SAN FRANCISCO, CALIFORNIA 94104                     ATLANTA, GEORGIA 30308

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement and the effective time of the merger of Cerulean Companies, Inc., a Georgia corporation ("Cerulean"), with and into Water Polo Acquisition Corp. ("Merger Sub"), a Delaware corporation and wholly-owned subsidiary of WellPoint Health Networks Inc., a Delaware corporation ("WellPoint" or the "Registrant"), through which Cerulean will become a wholly-owned subsidiary of WellPoint, as described in the Agreement and Plan of Merger among Cerulean, WellPoint and Merger Sub dated as of July 9, 1998 (the "Merger Agreement"), attached as Appendix A to the Proxy Statement/ Prospectus forming a part of this Registration Statement.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     CROSS-REFERENCE SHEET SHOWING LOCATION
           IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-4

     FORM S-4 REGISTRATION STATEMENT ITEM AND HEADING            LOCATION IN PROSPECTUS
     ------------------------------------------------            ----------------------
                                  (INFORMATION ABOUT THE TRANSACTION)
 1.  Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus.......     Facing page; Cross-Reference Sheet; Outside
                                                       Front Cover Page of Prospectus
 2.  Inside Front and Outside Back Cover Pages of
     Prospectus...................................     Available Information; Inside Front Cover
                                                       Page of Prospectus
 3.  Risk Factors, Ratio of Earnings to Fixed
     Charges, and Other Information...............     Summary; Risk Factors; Proposal
                                                       1 -- Approval of the Merger; WellPoint
                                                       Health Networks Inc. Unaudited Pro forma
                                                       Combined Condensed Financial Statements;
                                                       Information Concerning WellPoint;
                                                       Information Concerning Cerulean; Business
                                                       of Cerulean; Cerulean Companies, Inc.
                                                       Consolidated Financial Statements
 4.  Terms of the Transaction.....................     Summary; Proposal 1 -- Approval of the
                                                       Merger; Certain Provisions of the Merger
                                                       Agreement; Related Agreement; Comparison of
                                                       Rights of Cerulean Shareholders and
                                                       WellPoint Shareholders
 5.  Pro Forma Financial Information..............     WellPoint Health Networks, Inc. Unaudited
                                                       Pro Forma Combined Condensed Financial
                                                       Statements
 6.  Material Contracts with the Company Being
     Acquired.....................................     Summary; Proposal 1 -- Approval of the
                                                       Merger; Certain Provisions of the Merger
                                                       Agreement; Related Agreement
 7.  Additional Information Required for Reoffering
     by Persons and Parties Deemed to be
     Underwriters.................................     *
 8.  Interests of Named Experts and Counsel.......     Experts; Legal Matters
 9.  Disclosure of Securities and Exchange Commission
     Position on Indemnification for Securities Act
     Liabilities..................................     *

                                  (INFORMATION ABOUT THE REGISTRANT)
10.  Information with Respect to S-3 Registrants...    Information Concerning WellPoint; WellPoint
                                                       Health Networks Inc. Unaudited Pro Forma
                                                       Combined Condensed Financial Statements
11.  Incorporation of Certain Information by
     Reference....................................     Available Information; Incorporation of
                                                       Certain Information of WellPoint by
                                                       Reference
12.  Information with Respect to S-2 or S-3
     Registrants..................................     *
13.  Incorporation of Certain Information by
     Reference                                         *

     FORM S-4 REGISTRATION STATEMENT ITEM AND HEADING            LOCATION IN PROSPECTUS
     ------------------------------------------------            ----------------------
14.  Information with Respect to Registrants Other
     Than S-2 or S-3 Registrants..................     *

                            (INFORMATION ABOUT THE COMPANY BEING ACQUIRED)
15.  Information with Respect to S-3 Companies....     *
16.  Information with Respect to S-2 or S-3
     Companies....................................     *
17.  Information with Respect to Companies Other Than
     S-2 or S-3 Companies.........................     Summary; Risk Factors; Information
                                                       Concerning Cerulean; Management's
                                                       Discussion and Analysis of Financial
                                                       Condition and Results of Operations;
                                                       Business of Cerulean; Security Ownership of
                                                       Cerulean Management and Principal
                                                       Shareholders; Management of Cerulean;
                                                       Cerulean Companies, Inc. Consolidated
                                                       Financial Statements

                                  (VOTING AND MANAGEMENT INFORMATION)
18.  Information if Proxies, Consents or
     Authorizations Are to be Solicited...........     Summary; Information Regarding the Meeting;
                                                       Proposal 1-Approval of the Merger; Certain
                                                       Provisions of the Merger Agreement; Certain
                                                       Relationships and Related Transactions;
                                                       WellPoint Management, Executive
                                                       Compensation and Other Matters; Security
                                                       Ownership of Cerulean Management and
                                                       Principal Shareholders; Management of
                                                       Cerulean
19.  Information if Proxies, Consents or
     Authorizations Are Not to be Solicited or in an
     Exchange Offer...............................     *

---------------

* Not Applicable.

                            CERULEAN COMPANIES, INC.

                           3350 PEACHTREE ROAD, N.E.
                             ATLANTA, GEORGIA 30326
                                 1-800-314-2580

                                                                          , 1999


Dear Shareholder of Class A Convertible Common Stock:


     You are cordially invited to attend a Special Meeting in lieu of an Annual Meeting of Shareholders of holders of shares of Class A Convertible Common Stock ("Class A Stock") of Cerulean Companies, Inc. ("Cerulean") to be held at
               ,                ,                , Georgia, at                ,
Eastern time, on                ,                          , 1999 (the
"Meeting"). At this important meeting, you will be asked to consider and vote upon the approval of an Agreement and Plan of Merger, dated as of July 9, 1998 (the "Merger Agreement"), a copy of which is attached as Appendix A to the attached Proxy Statement/Prospectus, pursuant to which Cerulean will merge (the "Merger") into a subsidiary of WellPoint Health Networks Inc. ("WellPoint") and become a wholly-owned subsidiary of WellPoint. If the proposed Merger is consummated, holders of outstanding shares of Class A Stock (excluding shares held by shareholders who perfect their dissenters' rights under Georgia law) shall have the right to receive for each share of Class A Stock (i)
approximately $          in cash, (ii) the equivalent value paid in shares of
WellPoint Common Stock ("WellPoint Stock"), or (iii) under certain circumstances, a combination of cash and WellPoint Stock. The affirmative vote of a majority of the shares of Class A Stock entitled to vote at the Meeting and the affirmative vote of a majority of the shares of Class B Convertible Preferred Stock ("Class B Stock") are required for approval of the Merger Agreement and the transactions contemplated thereby.


     The shareholders' meeting for holders of Class B Stock is scheduled to be
held on           , 1999. The holder of a majority of the shares of Class B
Stock has indicated its intent to vote in favor of the Merger Agreement and the transactions contemplated thereby. Accordingly, approval by the holders of Class B Stock of the Merger Agreement and the transactions contemplated thereby is reasonably assured.


     You are also being asked to (a) ratify the appointment by the Board of Directors of two Class A Designated Directors to fill vacancies and to serve until the annual meetings in 2001 (in the case of one such director) and 1999 (in the case of the other such director) or, in either case, only until the earlier consummation of the Merger, and (b) elect three Class A Designated Directors to serve from the time of the Meeting until the annual meetings in 2000 (in the case of one such director) and in 2002 (in the case of the other two such directors) or, in either case, only until the earlier consummation of the Merger. A majority of the outstanding shares of Class A Stock must be present in person or by proxy to establish a quorum for the election and a plurality of shares voting is necessary for election.



     Enclosed are the (i) Notice of Meeting, (ii) Proxy Statement/Prospectus and
(iii) Proxy and Election Form. Please read carefully the Proxy Statement/Prospectus which describes in more detail the Merger Agreement and the transactions contemplated thereby, including a description of the conditions to consummation of the Merger and the effects of the Merger on the rights of Cerulean shareholders, and also describes the ratification and election of Class A Designated Directors.



     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE IN THE BEST INTERESTS OF CERULEAN'S SHAREHOLDERS, AND THAT THE PROPOSED MERGER IS FAIR TO CERULEAN'S SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. ACCORDINGLY, YOUR BOARD OF DIRECTORS HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, AND RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL DESCRIBED IN THE ATTACHED PROXY STATEMENT/PROSPECTUS. YOUR BOARD OF DIRECTORS ALSO RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION AND ELECTION OF THE NOMINEES FOR CLASS A DESIGNATED DIRECTORS DESCRIBED IN THE ATTACHED PROXY STATEMENT/PROSPECTUS.


     The Merger Agreement provides that the consummation of the transactions contemplated by the Merger Agreement is subject to a number of conditions, including approval of each class of shareholders of Cerulean. In view of the importance of the action to be taken, we urge you to complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope, whether or not you plan to attend the Meeting. If you attend the Meeting, you may vote in person, even if you previously returned your proxy.

     The proxy card is also an election form. It provides for you the opportunity to elect to receive cash as the form of consideration to be received in the Merger, if you choose, and to complete the information required in order to receive cash or WellPoint Stock in the Merger. This is contained in the space marked W-9 and requires you to fill in your social security number. IF YOU WISH TO RECEIVE CASH, YOU MUST ALSO CHECK THE BOX PROVIDED FOR SUCH ELECTION, SIGN THE CARD AND RETURN IT SO THAT IT WILL BE RECEIVED PRIOR TO OR AT THE MEETING. As soon as possible after the Merger is consummated, the Exchange Agent will begin forwarding cash or WellPoint Stock to those Cerulean shareholders whose proxy and election card, with W-9 information properly completed, has been received.

     Even if you plan to attend the Meeting, please fill in, date and sign the enclosed proxy card with your vote and election of cash or WellPoint Stock and promptly return it in the enclosed return envelope, which requires no postage if mailed in the United States, to ensure that your shares will be represented at the Meeting. If you attend the Meeting, the proxy can be disregarded, if you wish, and you may vote your shares in person.

                                          Sincerely,
                                          /s/ RICHARD D. SHIRK
                                          Richard D. Shirk
                                          President and Chief Executive Officer

                            CERULEAN COMPANIES, INC.

                           3350 PEACHTREE ROAD, N.E.
                             ATLANTA, GEORGIA 30326
                                 1-800-314-2580

                       NOTICE OF MEETING OF SHAREHOLDERS
To be held at                on                ,                          , 1999

TO THE SHAREHOLDERS OF CLASS A CONVERTIBLE COMMON STOCK OF CERULEAN COMPANIES,
INC.:


     NOTICE IS HEREBY GIVEN that a Special Meeting in lieu of Annual Meeting of Shareholders (the "Meeting") of holders of outstanding shares of Class A Convertible Common Stock ("Class A Stock") of Cerulean Companies, Inc.
("Cerulean") will be held at                ,                , Georgia, at
               , Eastern time, on                ,                          ,
1999, for the following purposes:



     1. The Merger. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of July 9, 1998 (the "Merger Agreement") among Cerulean, WellPoint Health Networks Inc., a Delaware corporation ("WellPoint"), and Water Polo Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of WellPoint ("Merger Sub"), and the consummation of the transactions contemplated thereby. The Merger Agreement provides, among other things, for the merger of Cerulean with and into Merger Sub (the "Merger") as a result of which Cerulean will become a wholly-owned subsidiary of WellPoint. If the proposed Merger is consummated, holders of outstanding shares of Class A Stock of Cerulean (excluding shares held by shareholders who perfect their dissenters' rights under Georgia law) shall have
the right to receive for each share of Class A Stock (i) approximately $     in
cash, (ii) the equivalent value in shares of WellPoint Common Stock ("WellPoint Stock"), or (iii) under certain circumstances, a combination of cash and WellPoint Stock. The total value of the consideration to be paid to Cerulean shareholders in the Merger is $500 million, subject to certain adjustments. The Merger Agreement and the Merger are more fully described in the accompanying Proxy Statement/Prospectus.



     2. Ratification of Appointment and Election of Class A Designated Directors. To (a) ratify the appointment by the Board of Directors of two Class A Designated Directors to fill vacancies and to serve until the annual meetings in 2001 (in the case of one such director) and 1999 (in the case of the other such director) or, in either case, only until the earlier consummation of the Merger, and (b) elect three Class A Designated Directors to serve from the time of the Meeting until the annual meetings in 2001 (in the case of one such director) and in 2002 (in the case of the other two such directors) or, in either case, only until the earlier consummation of the Merger.



     3. Other Business. To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.


     Information relating to the above matters is set forth in the accompanying Proxy Statement/Prospectus. A copy of the Merger Agreement is set forth as Appendix A to the Proxy Statement/Prospectus and is incorporated herein by reference.

     THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE SUBJECT TO CERTAIN CONDITIONS, INCLUDING THE APPROVAL OF A MAJORITY OF THE OUTSTANDING SHARES OF EACH CLASS OF CAPITAL STOCK OF CERULEAN.


     Only shareholders of record of Cerulean at the close of business on
          , 1999, are entitled to receive notice of and to vote at the Meeting or any adjournments or postponements thereof. Approval of the Merger Agreement and the consummation of the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the shares of Class A Stock entitled to vote at the Meeting. Ratification and election of Class A Designated Directors requires the affirmative vote of a plurality of the shares of Class A Stock represented at the Meeting, assuming a quorum is present and acting throughout the Meeting.

     THE BOARD OF DIRECTORS OF CERULEAN RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY AND "FOR" THE BOARD'S NOMINEES AND APPOINTEES FOR CLASS A DESIGNATED DIRECTORS.


     Even if you plan to attend the Meeting, please fill in, date and sign the enclosed proxy card with your vote and election of cash or WellPoint Stock and promptly return it in the enclosed return envelope, which requires no postage if mailed in the United States, to ensure that your shares will be represented at the Meeting. If you attend in person, the proxy can be disregarded, if you wish, and you may vote your shares in person. You should also complete the W-9 information on the proxy and election card at this time. It is not necessary for you to do so in order to vote at the Meeting. It is necessary, however, that this information be received, certified by you, before you can receive either cash or WellPoint Stock. Soon after the consummation of the Merger, we expect to begin to distribute cash or WellPoint Stock to those Cerulean shareholders whose W-9 information has been received.

                                          BY ORDER OF THE BOARD OF DIRECTORS
                                          /s/ RICHARD D. SHIRK
                                          Richard D. Shirk
                                          President and Chief Executive Officer

Atlanta, Georgia

          , 1999

                                PROXY STATEMENT
                                       OF

                            CERULEAN COMPANIES, INC.
                             ---------------------
                                   PROSPECTUS
                                       OF

                         WELLPOINT HEALTH NETWORKS INC.
                             ---------------------

     This Proxy Statement/Prospectus is being furnished to holders of Class A Convertible Common Stock ("Class A Stock") of Cerulean Companies, Inc. ("Cerulean") in connection with the solicitation of proxies by the Board of Directors of Cerulean for use at a Special Meeting in lieu of Annual Meeting of
Shareholders of Class A Stock of Cerulean to be held at                , Eastern
time, on                ,                          , 1999, at                ,
               ,                , Georgia (the "Meeting") and at any
adjournments of the Meeting. The holders of Class A Stock on the Record Date consist of those subscribers of Blue Cross Blue Shield of Georgia, Inc. ("Georgia Blue") who received stock of Cerulean as part of the conversion on February 2, 1996 of Georgia Blue from a not-for-profit corporation to a for-profit corporation (the "Conversion") and the Foundation Shareholders (as defined below).


     This Proxy Statement/Prospectus is also being furnished to holders of Class B Convertible Preferred Stock ("Class B Stock") of Cerulean in connection with a
meeting of the holders of Class B Stock to be held at           Eastern time, on
               ,           , 1999 at                ,                ,
               , Georgia.

     This Proxy Statement/Prospectus also constitutes a prospectus of WellPoint Health Networks Inc. ("WellPoint") relating to shares of Common Stock of WellPoint ("WellPoint Stock") to be issued to shareholders of Cerulean pursuant to the terms of the Agreement and Plan of Merger, dated as of July 9, 1998 (the "Merger Agreement"), among Cerulean, WellPoint and Water Polo Acquisition Corp., a newly formed Delaware corporation and a wholly-owned subsidiary of WellPoint ("Merger Sub"). The Merger Agreement provides, among other things, that Cerulean will merge (the "Merger") with and into Merger Sub and, as a result, Cerulean will become a wholly-owned subsidiary of WellPoint. At the effective time of the Merger (the "Effective Time"), each outstanding share of Class A Stock (excluding shares held by shareholders who perfect their dissenters' rights pursuant to Georgia law) and each outstanding share of Cerulean Series A Preferred Stock ("Series A Stock") shall cease to be outstanding and shall be converted into and exchanged for the right to receive for each share of Class A
Stock or Series A Stock (i) approximately $     in cash (the "Cash Price"), (ii)
the equivalent value paid in shares of WellPoint Stock (the "Stock Price"), or
(iii) under certain circumstances, a combination of cash and WellPoint Stock (such Cash Price, Stock Price or combination of cash and WellPoint Stock, collectively, the "Merger Consideration"). At the Effective Time, each outstanding share of Class B Stock (excluding shares held by shareholders who perfect their dissenters' rights pursuant to Georgia law) shall cease to be outstanding and shall be converted into and exchanged for the right to receive for each share of Class B Stock an amount of WellPoint Stock equal in value to
approximately $          . As further described herein, prior to the Effective
Time, a number of conditions must be met, including obtaining certain regulatory approvals. As a result, Cerulean and WellPoint anticipate that the Effective Time and closing of the Merger will occur approximately 20 to 60 days after the date of the Meeting.


     This Proxy Statement/Prospectus incorporates by reference important business and financial information about WellPoint that is not included in or delivered with this Proxy Statement/Prospectus. This information is available without charge to shareholders upon written or oral request. Shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from WellPoint at: Investor Relations, WellPoint Health Networks Inc., One WellPoint Way, Thousand Oaks, California 91362, Telephone: (805) 557-6789. TO OBTAIN TIMELY DELIVERY,
SHAREHOLDERS MUST REQUEST THE INFORMATION NO LATER THAN           , 1999, FIVE
BUSINESS DAYS BEFORE THE DATE OF THE MEETING.



     This Proxy Statement/Prospectus and the accompanying proxy card are first
being mailed to shareholders of Cerulean on or about                , 1999.



     SEE "RISK FACTORS" BEGINNING ON PAGE 18 FOR A DISCUSSION OF CERTAIN IMPORTANT RISKS THAT SHOULD BE CONSIDERED BY SHAREHOLDERS IN CONNECTION WITH THE MERGER AND THE ACQUISITION OF WELLPOINT STOCK OFFERED HEREBY.


THE WELLPOINT STOCK ISSUABLE IN THE MERGER HAS NOT BEEN APPROVED OR DISAPPROVED
 BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
     NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     WellPoint Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "WLP." On July 8, 1998, the last trading day immediately
preceding the public announcement of the proposed Merger, and on             ,
1999, the most recent practicable date prior to the mailing of this Proxy Statement/Prospectus, the closing sale prices for the WellPoint Stock as quoted
by the NYSE were $69 5/8 per share and $       per share, respectively. There is
no market for any shares of capital stock of Cerulean. It is a condition to the consummation of the Merger that the shares of WellPoint Stock to be issued in the Merger be approved for listing on the NYSE.



        The date of this Proxy Statement/Prospectus is           , 1999.

     The transactions contemplated by the Merger Agreement are subject to the satisfaction of certain conditions, including approval of the Merger Agreement and the transactions contemplated thereby by the shareholders of Cerulean.

     If you are a holder of Class A Stock, you are being asked at the Meeting to approve and adopt the Merger Agreement and the Merger. The Merger cannot be completed without the affirmative vote of a majority of the shares of Class A Stock entitled to vote at the Meeting and the affirmative vote of a majority of the shares of Class B Stock entitled to vote on the Merger Agreement. YOUR VOTE IS VERY IMPORTANT. Holders of Class B Stock are also being asked to approve and adopt the Merger Agreement and the Merger. The holder of a majority of the shares of Class B Stock has indicated its intent to vote in favor of the Merger Agreement and the transactions contemplated thereby. Accordingly, approval by the holders of Class B Stock of the Merger Agreement and the transactions contemplated thereby is reasonably assured.


     Whether or not you plan to attend the Meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. This proxy card should be returned to us as soon as possible. If you sign and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote "FOR" adoption of the Merger Agreement and approval of the Merger and "FOR" each of the nominees and appointees for Class A Designated Directors. If you fail to return your card, you will in effect vote against the Merger Agreement and the Merger.


     A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement/Prospectus. The summaries of the portions of the Merger Agreement set forth in this Proxy Statement/Prospectus do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement. We encourage you to read the Merger Agreement carefully.


     The Merger Agreement provides for an aggregate amount of Merger Consideration of $500 million, subject to certain adjustments as provided in the Merger Agreement, to be paid in the Merger. Pursuant to the exchange ratios for Class B Stock and Class A Stock contained in the Merger Agreement, an aggregate allocation of Merger Consideration will be made among (i) the holders of Class B Stock, on the one hand, and (ii) the holders of Class A Stock, Series A Stock and any Cerulean Class A Common Stock Participation Rights ("Cerulean Rights") into which the shares of Series A Stock are converted, on the other hand. The Series A Stock and any Cerulean Rights will be newly issued securities of Cerulean to be held by a new Georgia charitable foundation (the "Foundation") formed in connection with the litigation relating to the Conversion as described more fully herein (the "Conversion Litigation") and the lawyers for the plaintiffs in the Conversion Litigation (the Foundation and such lawyers are collectively referred to hereafter as the "Foundation Shareholders"), pursuant to the terms of a Stipulation and Agreement of Settlement (the "Settlement") of the Conversion Litigation. The exchange ratios are based upon the conversion provisions of Article IV of the Articles of Incorporation of Cerulean, as amended (the "Cerulean Articles"). Pursuant to the Class A exchange ratio, holders of Class A Stock, Series A Stock and Cerulean Rights will receive an aggregate amount of approximately $389 million of cash or an equivalent value of WellPoint Stock in the Merger assuming no adjustment to the aggregate Merger Consideration. Other than the Foundation Shareholders, all holders of Class A Stock were subscribers of Georgia Blue during the conversion period who received their Class A Stock as a part of the Conversion. Assuming a cashless exercise of the warrants for the acquisition of the Series A Stock (the "Warrants") and no adjustment to the aggregate Merger Consideration, the Foundation Shareholders will receive approximately $83.5 million in cash or an equivalent value of WellPoint Stock, and the remaining approximately $305.5 million in cash or WellPoint Stock will be distributed to all other holders of Class A Stock. This results in a value for each share of Class A Stock in the Merger of
approximately $     per share, or $     for each five shares of Class A Stock.
Pursuant to the Class B exchange ratio, holders of Class B Stock will receive an aggregate amount of approximately $111 million of WellPoint Stock assuming no adjustment to the aggregate Merger Consideration. Holders of Class B Stock (other than those who exercise and perfect their dissenters' rights under Georgia law) are not entitled to receive cash in the Merger. In deciding whether to elect cash or receive WellPoint Stock in the Merger, holders of Class A Stock should consider the historical volatility of WellPoint Stock. See
"SUMMARY -- The Merger -- Comparative Market Price and Dividend Information" and "RISK FACTORS -- Risks Relating Particularly to the Business of
WellPoint -- Volatility of WellPoint Stock."

     As described elsewhere in this Proxy Statement/Prospectus, the Merger is structured as a tax free transaction -- tax free to shareholders who receive their Merger Consideration in the form of WellPoint Stock. In order to preserve the tax free nature, the maximum amount of cash which will be paid out to all shareholders who elect to receive cash and to shareholders who properly dissent will be 45% of the total Merger Consideration, or $225 million if the aggregate Merger Consideration is $500 million. The following table includes three examples (Examples 2, 3 and 4) of what shareholders who hold five shares of Class A Stock and who elect cash will actually receive in the event that the total amount of cash requested in the transaction exceeds the maximum amount available to holders of Class A Stock other than the Foundation Shareholders (which are limited in the amount of cash that they can elect to receive to 45% of the Merger Consideration each will receive). Although neither WellPoint nor Cerulean currently anticipates any adjustments to the aggregate Merger Consideration, the amounts in the examples will change if there are adjustments to the Merger Consideration or if any of the other assumptions set forth in the footnote to the table change.



                                                                                                  TOTAL AMOUNT OF
                                    TOTAL NUMBER       NUMBER OF SHARES OF                             MERGER
                                         OF           WELLPOINT STOCK EACH      AMOUNT OF CASH     CONSIDERATION
                                    SHAREHOLDERS           SHAREHOLDER         EACH SHAREHOLDER   EACH SHAREHOLDER
                                  ELECTING CASH(1)         RECEIVES(2)           RECEIVES(2)        RECEIVES(2)
                                  ----------------   -----------------------   ----------------   ----------------
Example 1.......................       35,000                   0                 $                  $
Example 2.......................       43,000                   2                 $                  $
Example 3.......................       50,000                  10                 $                  $
Example 4.......................       60,000                  19                 $                  $


---------------


(1) As of March 31, 1999, the total number of Cerulean shareholders who held five shares of Class A Stock each was 70,323.



(2) Assumes: (i) no adjustments to the aggregate Merger Consideration, (ii) a total of 3,000 dissenting holders of Class A Stock, (iii) the amount required to satisfy dissenting shareholders' claims and cash payments in lieu of fractional shares to holders of Class B Stock and holders of Class A Stock electing WellPoint Stock is $10 million, (iv) the Closing Price of WellPoint Stock on which the exchange ratios are based is $70.00 per share, and (v) the Foundation Shareholders elect the maximum amount of cash available to them (approximately $37.5 million). See " PROPOSAL
    1 -- APPROVAL OF THE MERGER -- Consideration to be Received in the Merger." Because dissenting shareholders' claims are valued without regard to the Merger, the amount required to satisfy such claims assumes a lower value per share for dissenting shareholder claims than the value to be received in the Merger.


     In the circumstance in which holders of Class A Stock receive both cash and WellPoint Stock in lieu of fractional shares of WellPoint Stock, each Cerulean shareholder who would otherwise have been entitled to a fractional share will be paid a whole share of WellPoint Stock, and the amount of cash to be received will be reduced by an amount equal to the difference in the value of a share of WellPoint Stock and the value of the fractional share to which such shareholder would have been entitled. The table above sets forth examples showing what a holder of Class A Stock who elects to receive cash in the Merger will receive in cases in which the total amount of cash elected in the Merger exceeds the permitted amount.

     THE CERULEAN BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE IN THE BEST INTERESTS OF CERULEAN'S SHAREHOLDERS, AND THAT THE PROPOSED MERGER IS FAIR TO CERULEAN'S SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. ACCORDINGLY, YOUR BOARD OF DIRECTORS HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY.

     With this Proxy Statement/Prospectus, all holders of Class A Stock have also received a proxy and election card. Completion of the W-9 information and the election is not necessary in order to vote on the Merger, but this W-9 information must be received before a holder of Class A Stock can receive any cash or WellPoint Stock upon consummation of the Merger. You may find it convenient, therefore, to complete this W-9 information at the same time you complete your proxy. You will then be able to receive your cash or shares of WellPoint Stock soon after consummation of the Merger.

     ONLY CERULEAN SHAREHOLDERS WHO COMPLETE THE W-9 INFORMATION, CHECK THE BOX ELECTING CASH, SIGN THE CARD AND RETURN IT SO THAT IT IS RECEIVED PRIOR TO OR AT THE MEETING WILL BE ENTITLED TO CASH. Thereafter, like all other Cerulean shareholders who do not make any election, they will receive WellPoint Stock (upon receipt of properly completed W-9 information). The total amount of cash payments is under all circumstances limited to the aggregate amount described elsewhere in this Proxy Statement/Prospectus in order to perfect the tax-free nature of the Merger. See "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Certain Federal Income Tax Consequences of the Merger."


     All shares of Class A Stock and Class B Stock outstanding immediately before the Effective Time (excluding shares held by shareholders who perfect their dissenters' rights under Georgia law) will, as a result of the Merger, no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each holder of Class A Stock and Class B Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in consideration therefor and the rights accorded to such shares under the General Corporation Law of the State of Delaware. Pursuant to Sections 14-2-1301 through 14-2-1332, inclusive, of the Georgia Business Corporation Code (the "GBCC"), any holder of Class A Stock or Class B Stock who properly dissents from the Merger and desires to seek valuation of such holder's Class A Stock or Class B Stock, respectively, and subsequent payment rather than to receive the Merger Consideration as part of the Merger may do so if such holder complies with the provisions of the GBCC pertaining to the exercise of dissenters' rights. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Dissenters' Rights."

     If you have questions regarding the information contained in this Proxy Statement/Prospectus, the Meeting or how to properly complete and return the enclosed proxy card, please call Cerulean at its toll-free shareholder information telephone number: (800) 314-2580.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
INDEX OF DEFINED TERMS......................................  vii
AVAILABLE INFORMATION.......................................    1
INCORPORATION OF CERTAIN INFORMATION OF WELLPOINT BY
  REFERENCE.................................................    1
SUMMARY.....................................................    3
  Questions and Answers About the Merger....................    3
  Parties to the Merger.....................................    8
  The Meeting...............................................    8
  The Merger................................................    9
     Forward-Looking Statements May Prove Inaccurate........   10
     Risk Factors...........................................   10
     Background of the Merger...............................   10
     Cerulean's Reasons for the Merger......................   10
     WellPoint's Reasons for the Merger.....................   10
     Opinion of Cerulean's Financial Advisor................   10
     Approvals of Regulatory Authorities and BCBSA..........   11
     Accounting Treatment...................................   11
     Non-Solicitation.......................................   11
     Listing of WellPoint Stock.............................   11
     Conditions to the Merger...............................   11
     Termination of the Merger Agreement....................   12
     Termination Fees.......................................   13
     Interests of Certain Persons in the Merger.............   13
     Registration Rights Agreement..........................   13
     Settlement of the Conversion Litigation................   13
     Certain Differences in the Rights of Shareholders......   14
     Comparative Market Price and Dividend Information......   14
     Selected Financial Data of WellPoint...................   15
     Selected Pro Forma Financial Data of WellPoint.........   15
     Certain Federal Income Tax Consequences of the
      Merger................................................   15
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................   17
RISK FACTORS................................................   18
  Risks Relating to the Merger..............................   18
     Difficulties of Integration............................   18
     Government and Regulatory Approvals....................   18
     Additional Indebtedness................................   19
     Delaware Company.......................................   19
     Potential Adverse Federal Income Tax Treatment of the
      Merger................................................   19
     The Richmond County Litigation.........................   20
  Risks Relating to the Business of WellPoint, Cerulean and
     the Combined Company...................................   20
     Federal and State Health Care Regulation; Legislative
      Reform; Activities as Government Contractor...........   20
     Health Care Costs and Premium Pricing Pressures........   21
     Competition............................................   22
     Evolving Theories of Recovery..........................   23
     Dependence on Independent Agents and Brokers...........   23
     Employee Matters.......................................   23
     Effect of Year 2000 on Computer Systems and
      Applications..........................................   23
     License to Use of Blue Cross and Blue Shield Name and
      Risk of Termination of Such License...................   26

                                                              PAGE
                                                              ----
  Risks Relating Particularly to the Business of
     WellPoint..............................................   26
     Integration of Recent WellPoint Acquisitions;
      WellPoint's Geographic Expansion Strategy; WellPoint's
      Future Acquisitions...................................   26
     Tax Issues Relating to the Recapitalization............   27
     Volatility of WellPoint Stock..........................   28
     Legislation............................................   28
  Risks Relating Particularly to the Business of Cerulean...   28
     CHPNs..................................................   28
     Potential Nonrenewal of Eligible Subscriber and
      Provider Agreements; Concentration of Contracts.......   29
     Changing Nature of Financing and Servicing Health
      Care..................................................   29
INFORMATION REGARDING THE MEETING...........................   30
  General...................................................   30
  The Meeting...............................................   30
  Record Date; Quorum.......................................   30
  Vote Required.............................................   31
  Solicitation and Revocability of Proxies..................   31
  Dissenters' Rights........................................   32
  Regulatory and Other Approvals............................   33
  Method of Electing WellPoint Stock or Cash; Receipt of
     WellPoint Stock and/or Cash............................   33
     Holders of Class A Stock...............................   33
     Holders of Class B Stock...............................   34
  Recommendations of the Board of Directors.................   34
PROPOSAL 1 -- APPROVAL OF THE MERGER........................   34
  Background of the Merger..................................   34
     Cerulean...............................................   34
     WellPoint..............................................   38
  Recommendation of the Cerulean Board of Directors.........   39
  Reasons for the Merger....................................   39
     Cerulean's Reasons for the Merger......................   39
     WellPoint's Reasons for the Merger.....................   41
  Opinion of Cerulean's Financial Advisor...................   41
  Closing; Effective Time of the Merger.....................   46
  Consideration to be Received in the Merger................   46
     Merger Consideration to be Received by Holders of Class
      A Stock in the Merger.................................   46
     Merger Consideration to be Received by Holders of Class
      B Stock in the Merger.................................   48
     Cash Holdback..........................................   48
  Treatment of Fractional Shares............................   48
  Procedures for Election and Receipt of Merger
     Consideration..........................................   48
     Holders of Class A Stock...............................   48
     Holders of Class B Stock...............................   49
  Lost, Stolen or Destroyed Certificates....................   49
  Regulatory Approvals; Approval of BCBSA...................   49
     U.S. Antitrust Filing..................................   50
     Georgia Commissioner...................................   50
     Other State and Federal Approvals and Notices..........   50
     Blue Cross Blue Shield Association.....................   51
  Merger Sub................................................   51
  Listing of WellPoint Stock on the New York Stock
     Exchange...............................................   51

                                                              PAGE
                                                              ----
  Interests of Certain Persons in the Merger................   51
     Payments to Management Resulting from the Merger.......   51
     Interests of Cerulean Directors........................   56
  Resale of WellPoint Stock; Restrictions on Resales by
     Affiliates.............................................   57
  Certain Material Federal Income Tax Consequences of the
     Merger.................................................   57
  Accounting Treatment......................................   61
CERTAIN PROVISIONS OF THE MERGER AGREEMENT..................   61
  General...................................................   61
  Articles of Incorporation and Bylaws of Surviving
     Corporation............................................   61
  Directors and Officers....................................   61
  Representations and Warranties............................   61
  Covenants of the Parties..................................   62
     Conduct of Business Pending the Merger.................   62
     Access; New Information................................   63
     Transfer Taxes.........................................   63
     Consents, Waivers and Authorizations; Governmental and
      Regulatory Approvals..................................   63
     Further Assurances.....................................   63
     Public Announcements...................................   63
     Dividend on Class B Stock..............................   64
     Obligations with Respect to Merger Sub and Georgia
      Blue..................................................   64
     Appointment of Director of WellPoint...................   64
     Non-Solicitation.......................................   64
     Settlement of Conversion Litigation....................   64
     Agreements with Affiliates.............................   65
     Adjustments to the Merger Price........................   65
     Employee Benefits......................................   65
  Conditions to the Consummation of the Merger..............   66
     Conditions to Each Party's Obligations.................   66
     Conditions to Obligations of Cerulean..................   67
     Conditions to Obligations of WellPoint and Merger
      Sub...................................................   68
  Termination; Termination Fees.............................   69
     Termination............................................   69
     Termination Fees.......................................   70
  Costs and Expenses........................................   70
  Amendment and Waiver......................................   70
  Dissenters' Rights........................................   70
RELATED AGREEMENT...........................................   72
  Registration Rights Agreement.............................   72
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   73
  Settlement of Cerulean Conversion Litigation..............   73
  Interests of Certain Class A Designated Directors.........   75
  Interests of Cerulean Management..........................   75
  Interests of Cerulean Class B Shareholders................   75
WELLPOINT HEALTH NETWORKS, INC. UNAUDITED PRO FORMA COMBINED
  CONDENSED FINANCIAL STATEMENTS............................   76
INFORMATION CONCERNING WELLPOINT............................   82
WELLPOINT MANAGEMENT, EXECUTIVE COMPENSATION AND OTHER
  MATTERS...................................................   82
INFORMATION CONCERNING CERULEAN.............................   83
  Selected Consolidated Financial and Other Data............   83

                                                              PAGE
                                                              ----
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF CERULEAN.....................   85
  Overview..................................................   85
  Results of Operations.....................................   86
     1998 Compared to 1997..................................   86
     1997 Compared to 1996..................................   87
  Liquidity and Capital Resources...........................   88
     Liquidity..............................................   88
     Capital Resources......................................   89
     Year 2000 Computer Software Readiness..................   90
  Quantitative and Qualitative Disclosures About Market
     Risk...................................................   91
BUSINESS OF CERULEAN........................................   93
  The Conversion; Private Placement of Class B Stock........   93
  Industry Overview.........................................   93
  General...................................................   94
  Organizational Structure..................................   95
  Strategic Initiatives.....................................   95
     CHPNs..................................................   95
     Information Technology.................................   96
  Year 2000 Computer Software Readiness.....................   96
  Business Lines and Products...............................   97
     Overview...............................................   97
     HMO and POS............................................   97
     BlueChoice Platinum....................................   98
     PPO....................................................   98
     Indemnity..............................................   99
     Life Insurance.........................................   99
     Ancillary and Specialty Network Benefits...............   99
  Marketing and Sales.......................................  100
     General................................................  100
     Internal Sales and Service Force.......................  100
     Independent Insurance Agents and Brokers...............  100
  Underwriting..............................................  101
  Customers.................................................  101
  Investment Portfolio......................................  101
  Competition...............................................  103
  Employees.................................................  104
  Government Regulations....................................  104
     Holding Company Regulation.............................  104
     Regulation of Insurance Subsidiaries...................  104
     Change or Acquisition of Control.......................  104
     Examinations...........................................  104
  Trade Names, Trade Marks, Service Marks and Licenses......  105
  Properties................................................  105
  Legal Proceedings.........................................  105
  Market for Cerulean's Common Equity and Related
     Stockholder Matters....................................  106
SECURITY OWNERSHIP OF CERULEAN MANAGEMENT AND PRINCIPAL
  SHAREHOLDERS..............................................  106
MANAGEMENT OF CERULEAN......................................  107

                                                              PAGE
                                                              ----
COMPARISON OF RIGHTS OF CERULEAN SHAREHOLDERS AND WELLPOINT
  SHAREHOLDERS..............................................  108
  Board of Directors........................................  108
  Committees of the Board...................................  109
  Actions by Shareholders Without a Meeting; Special
     Meetings...............................................  110
  Amendments to Certificate or Articles of Incorporation....  110
  Amendments to Bylaws......................................  111
  General Voting Requirements...............................  112
  Vote Required for Certain Transactions....................  112
  Certain Restrictions on Ownership of Securities...........  113
  Business Combinations with Interested Shareholders........  114
  Fair Price Provisions.....................................  114
  Conflicting Interest Transactions.........................  115
  Appraisal Rights..........................................  116
  Par Value; Dividends and Repurchases of Shares............  116
PROPOSAL 2 -- ELECTION OF CLASS A DESIGNATED DIRECTORS......  117
  Directors.................................................  118
  Nominees and Appointees...................................  119
  Information Regarding Nominees and Directors..............  119
  Meetings and Committees of the Board of Directors.........  123
  Executive Compensation....................................  124
  Long-Term Incentive Compensation..........................  125
  Retirement Plan...........................................  126
  Tax-Favored Savings Program...............................  127
  Deferred Compensation Plans...............................  128
  Directors Compensation....................................  128
  Compensation Committee; Interlocks and Insider
     Participation..........................................  128
  Executive or Other Severance Agreements...................  129
     Chief Executive Officer................................  129
     Change in Control Severance Agreements.................  130
  Certain Relationships and Related Transactions............  130
  Compensation Committee Report on Executive Compensation...  130
     Base Salaries..........................................  130
     Short-Term Incentive Compensation......................  130
     Long-Term Incentive Compensation.......................  131
     Chief Executive Officer Compensation...................  131
     Omnibus Budget Reconciliation Act of 1993 Implications
      for Executive Compensation............................  131
SECTION 16(a) OF THE SECURITIES EXCHANGE ACT BENEFICIAL
  OWNERSHIP REPORTING COMPLIANCE............................  132
SHAREHOLDER PROPOSALS FOR 2000 ANNUAL MEETING...............  132
INDEPENDENT AUDITORS........................................  132
EXPERTS.....................................................  132
LEGAL MATTERS...............................................  133
OTHER MATTERS...............................................  133
CERULEAN COMPANIES, INC. CONSOLIDATED FINANCIAL
  STATEMENTS................................................  F-1

APPENDICES:

Appendix A  --    Agreement and Plan of Merger dated as of July 9, 1998, by
                  and among Cerulean, WellPoint and Merger Sub
Appendix B  --    Opinion of Morgan Stanley & Co. Incorporated as to the
                  fairness of the Merger to the Cerulean shareholders
Appendix C  --    Article 13 of the Georgia Business Corporation Code Relating
                  to Rights of Dissenting Shareholders
Appendix D  --    Certificate of Incorporation of WellPoint
Appendix E  --    Bylaws of WellPoint

                             INDEX OF DEFINED TERMS

     In this Proxy Statement/Prospectus, there are many terms and phrases which have been defined in order to allow Cerulean and WellPoint to more clearly present the information contained herein. Such defined terms have initial capitalized letters as they appear throughout this Proxy Statement/Prospectus. The following is an index of the defined terms frequently used herein and the pages on which they are defined.


Advisory Fees...............................................  45
AD&D........................................................  99
ASO/Cost Plus...............................................  97
Attributed Stock............................................  59
Bartow County Plaintiffs....................................  106
BCBSA.......................................................  10
BCC.........................................................  27
BCC Conversion..............................................  27
California Foundation.......................................  19
Cash Election Price.........................................  47
Cash Holdback...............................................  48
Cash Price..................................................  cover
Certificates of Merger......................................  46
Cerulean....................................................  cover
Cerulean Articles...........................................  cover
Cerulean Bylaws.............................................  30
Cerulean Certificates.......................................  49
Cerulean Dissenting Shares..................................  48
Cerulean Financial Forecast.................................  43
Cerulean Rights.............................................  cover
Cerulean Subsidiaries.......................................  61
CFO.........................................................  102
CHPNs.......................................................  28
Class A Stock...............................................  cover
Class A Designated Directors................................  108
Class A Exchange Ratio......................................  47
Class B Stock...............................................  cover
Class B Exchange Ratio......................................  48
Closing.....................................................  3
Closing Date................................................  46
Closing Price...............................................  47
COBRA.......................................................  8
Code........................................................  15
Commission..................................................  1
Committee...................................................  10
Comparable Companies........................................  43
Comparable Transactions.....................................  43
Complaint...................................................  73
Conversion..................................................  cover
Conversion Litigation.......................................  cover
Conversion Order............................................  74
CPI.........................................................  93
Demand......................................................  72
DGCL........................................................  108
Defendant Directors.........................................  105
Dissenters' Notice..........................................  32
Dissenting Shareholders.....................................  32

DOC.........................................................  20
DOI.........................................................  20
EBITDA......................................................  43
EDI.........................................................  25
EDW.........................................................  96
Effective Time..............................................  cover
Electing Holders............................................  48
Employment Agreement........................................  54
ERISA.......................................................  28
Escrow Agent................................................  114
Excess Shares...............................................  113
Exchange Act................................................  1
Exchange Agent..............................................  7
Excise Tax Payment..........................................  55
Excluded Payment............................................  65
External Portfolio..........................................  102
FEP.........................................................  25
First Call..................................................  43
First Payment Demand........................................  71
Foundation..................................................  cover
Foundation Demand...........................................  73
Foundation Shareholders.....................................  cover
FTC.........................................................  11
GBCC........................................................  cover
GBG.........................................................  85
GBO Operations..............................................  76
GDP.........................................................  93
Georgia Blue................................................  cover
Georgia Commissioner........................................  11
Gibson Dunn.................................................  57
GGL.........................................................  33
Gross Up Payment............................................  55
GSH.........................................................  4
HCFA........................................................  21
HEDIS.......................................................  96
HIPAA.......................................................  21
Historical Class A Stock....................................  46
HMO-Ga......................................................  28
HMOs........................................................  8
HSR Act.....................................................  11
Internal Portfolio..........................................  102
IT Systems..................................................  23
Judicial Review Petition....................................  74
Justice Department..........................................  11
Long Aldridge...............................................  35
LTIP........................................................  125
Material Case...............................................  68
MCOs........................................................  28
MCORBC......................................................  20
Meeting.....................................................  cover
Merger......................................................  cover
Merger Agreement............................................  cover
Merger Consideration........................................  cover

Merger Proposal.............................................  64
Merger Sub..................................................  cover
Model Act...................................................  20
Morgan Stanley..............................................  10
Morgan Stanley Opinion......................................  41
Motion to Dismiss...........................................  74
NAIC........................................................  20
NCQA........................................................  95
New Stock...................................................  47
non-IT Systems..............................................  23
NYSE........................................................  cover
Old WellPoint...............................................  27
Outstanding Cerulean Shares.................................  48
Plaintiffs..................................................  73
POS.........................................................  8
PPOs........................................................  8
Proposed Intervenors........................................  74
PUP.........................................................  52
Rabbi Trust Plans...........................................  65
RDS SERP....................................................  52
Recapitalization............................................  27
Record Date.................................................  4
Registration Rights Agreement...............................  13
Registration Statement......................................  1
Restoration Plan............................................  53
Retirement Plan.............................................  53
Richmond County Litigation..................................  6
Savings Program.............................................  127
SB 386......................................................  28
Second Payment Demand.......................................  71
Second Request..............................................  50
Securities Act..............................................  1
SERP........................................................  52
Series A Stock..............................................  cover
Service.....................................................  58
Settlement..................................................  cover
Settlement Actions..........................................  64
Shareholders Agreement......................................  12
Shelf Registration Statement................................  72
SISP........................................................  96
Special Meeting.............................................  117
Stock Price.................................................  cover
Superior Proposal...........................................  64
Surviving Corporation.......................................  61
Transaction Fee.............................................  45
Transition Team.............................................  62
Transmittal Letter..........................................  7
Trust.......................................................  53
Warrants....................................................  cover
WellPoint...................................................  cover
WellPoint Bylaws............................................  108
WellPoint Certificate.......................................  108

WellPoint Financial Forecast................................  44
WellPoint Stock.............................................  cover
WellPoint Subsidiaries......................................  61
1997 Annual Meeting.........................................  118

                             AVAILABLE INFORMATION

     WellPoint has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the WellPoint Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to WellPoint and the shares of WellPoint Stock to be issued pursuant to the Merger Agreement, reference is hereby made to the Registration Statement and the related exhibits thereto. Statements contained or incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document are not necessarily complete. In each instance, each statement is qualified in all respects by reference to the copy of such contract or other document filed as an exhibit to or incorporated by reference in the Registration Statement. Such information is available for inspection without charge at, and copies can be obtained at prescribed rates from, the Public Reference Room of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at: 1-800-SEC-0330.

     WellPoint and Cerulean are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. Such reports, proxy and information statements and other information concerning WellPoint also can be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WELLPOINT OR CERULEAN. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF WELLPOINT, CERULEAN OR ANY SUBSIDIARY THEREOF SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

         INCORPORATION OF CERTAIN INFORMATION OF WELLPOINT BY REFERENCE


     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM: INVESTOR RELATIONS, WELLPOINT HEALTH NETWORKS INC., ONE WELLPOINT WAY, THOUSAND OAKS, CALIFORNIA 91362. WELLPOINT'S TELEPHONE NUMBER IS (805) 557-6789. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE RECEIVED BY WELLPOINT NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE MEETING.


     The Commission allows WellPoint to "incorporate by reference" information into this Proxy Statement/ Prospectus, which means that WellPoint can disclose important information to you by referring you to another document filed separately with the Commission by WellPoint. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information superseded by information in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents set forth below that WellPoint has previously filed with the Commission. These documents contain important information about WellPoint and its finances.

     The following documents filed by WellPoint with the Commission (Commission File No. 001-13803) are incorporated by reference in and made a part of this Proxy Statement/Prospectus:


          (i) WellPoint's Annual Report on Form 10-K for the year ended December 31, 1998; and



          (ii) The description of WellPoint Stock contained in the Registration Statement on Form 8-B, filed June 12, 1997.


     WellPoint is also incorporating by reference additional documents that WellPoint files with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this Proxy Statement/Prospectus and the date of the Meeting.

     WellPoint has supplied all information contained or incorporated by reference in this Proxy Statement/ Prospectus relating to WellPoint, and Cerulean has supplied all such information contained in this Proxy Statement/Prospectus relating to Cerulean.


     A Cerulean shareholder can obtain any of the documents incorporated by reference through WellPoint or the Commission. Documents incorporated by reference are available from WellPoint without charge, excluding all exhibits unless WellPoint specifically incorporated by reference an exhibit in this Proxy Statement/Prospectus. Shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from: Investor Relations, WellPoint Health Networks Inc., One WellPoint Way, Thousand Oaks, California 91362, Telephone: (805) 557-6789.


     If you would like to request documents from WellPoint, you should do so no later than five business days prior to the Meeting in order to receive them prior to the Meeting.

                                    SUMMARY

     The following Summary does not contain a complete description of all material features of the Merger Agreement or the transactions contemplated thereby and is subject to and qualified in its entirety by reference to the more detailed information contained or incorporated by reference in this Proxy Statement/Prospectus, including the Appendices hereto. Shareholders of Cerulean are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. Throughout this Proxy Statement/Prospectus the terms "we" and "you" are used. On these occasions, "we" refers to WellPoint and Cerulean, and "you" refers to all Cerulean shareholders or to holders of Class A Stock, as evidenced by the context in which such terms appear.

                             QUESTIONS AND ANSWERS
                                ABOUT THE MERGER

WHY SHOULD CERULEAN MERGE WITH WELLPOINT?

     The Merger gives Cerulean the opportunity to continue the execution of its strategic plan (i) to expand its services in Georgia through the greater resources of the combined entity that will result from the Merger and (ii) to deliver cash and freely transferable securities to shareholders of Cerulean that will have, as of the time of the closing of the Merger (the "Closing"), an aggregate fair market value of $500 million, subject to adjustment.

WHAT DOES CERULEAN'S BOARD OF DIRECTORS RECOMMEND?

     Cerulean's Board of Directors has approved and adopted the Merger Agreement and the consummation of the transactions contemplated thereby, and recommends that the Cerulean shareholders vote "FOR" the proposal to approve the Merger Agreement and the transactions contemplated thereby.

WOULD CERULEAN BE ABLE TO EXECUTE ITS BUSINESS PLAN AS AN INDEPENDENT COMPANY?

     In considering the various strategic alternatives available to Cerulean, including remaining an independent company and pursuing its existing business plan or entering into a strategic transaction with a potential partner, the Board of Directors of Cerulean sought to realize Cerulean's goals as a corporation as stated at the time of the Conversion. Cerulean's stated objective at that time was to be able to access a broader capital base in order to meet competitive pressures and to develop and deliver new products to residents of Georgia. Cerulean's Board, after consultation with its financial advisor, determined that the capital required to support continuing growth of Cerulean's managed care products and to otherwise execute its strategic plan could not be obtained from operational results alone and that the cost of capital, raised in either the private or public financial markets, was greater, and the amount obtainable less, than such cost and amount, respectively, available by entering into a strategic transaction such as the Merger and, further, that such a strategic transaction could give Cerulean significantly greater competitive advantage and deliver greater value to shareholders within a three-to five-year period than maintaining its position as a stand-alone entity. Though the viability of Cerulean as an independent company was not in question, the Board determined that the Merger was a better alternative to enable Cerulean to achieve its objectives.

WHAT WILL I RECEIVE FOR MY CLASS A STOCK?


     The basic Merger Consideration is shares of WellPoint Stock. Pursuant to the formula under the Merger Agreement, each share of Class A Stock is entitled to a number of shares of WellPoint Stock with a value equal to approximately
$          (or $          for each five shares). In lieu of WellPoint Stock,
holders of Class A Stock are entitled to elect cash. They may not elect a combination of WellPoint Stock and cash, although shareholders who elect WellPoint Stock will receive cash rather than any fractional share of WellPoint Stock. The Foundation Shareholders will be required to elect a combination of cash and WellPoint Stock. Holders of Class A Stock who elect cash may, however, receive some shares of WellPoint Stock in lieu of a portion of their cash consideration (regardless of their election to receive cash) if the number of shareholders who elect cash is so large that the amount of cash which would otherwise be distributed exceeds the maximum amount which is permitted to assure appropriate tax treatment for the transaction. In that event, all shareholders who elect cash will receive their appropriate pro rata share of the cash to be distributed and will receive WellPoint Stock for the balance. See also "PROPOSAL 1 -- APPROVAL OF THE
MERGER -- Consideration to be Received in the Merger."


WHAT MUST I DO TO ELECT CASH?

     As a holder of Class A Stock, to elect cash you must indicate in the place provided on the proxy card, complete the W-9 information on the card, sign the card and return it so that it is received prior to or at the Meeting. You need not vote "FOR" the Merger in order to receive cash, but you must make the cash election on the proxy card in order to receive cash. If you wish to vote "AGAINST" the Merger and still make the cash election, you must mark the proxy card accordingly, because a signed card with no vote expressed will be voted "FOR" the Merger.

WHAT WILL I RECEIVE IF THE AMOUNT OF CASH ELECTED BY ME AND THE OTHER SHAREHOLDERS EXCEEDS THE MAXIMUM AMOUNT OF CASH AVAILABLE IN THE MERGER?

     In order for the Merger to qualify as a "reorganization" for federal income tax purposes, no more than 45% of the total Merger Consideration, or $225 million (assuming no adjustments to the Merger Consideration) will be paid in the form of cash. If Cerulean shareholders elect to receive more than this amount, shareholders who elect cash will receive a combination of cash and WellPoint Stock (which is listed on the NYSE and can be sold immediately upon its receipt) equal in value to the total value of their Class A Stock. Examples of this circumstance are set forth in a table on the cover page of this Proxy Statement/Prospectus.

WHEN WILL THE MERGER TAKE EFFECT?


     The Merger will take effect as soon as possible after the shareholder approvals are received, all other regulatory approvals have been obtained and other conditions to the Closing have been satisfied or waived. As a result of these regulatory approval requirements, WellPoint and Cerulean anticipate that the Effective Time and Closing of the Merger will occur approximately 20 to 60 days after the date of the Meeting. These approvals are described in this Proxy Statement/Prospectus at "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Regulatory Approvals; Approval of BCBSA." The consummation of the Merger is presently
contemplated to be on or about           , 1999.


WHEN AND WHERE IS THE MEETING OF HOLDERS OF CLASS A STOCK?

     The Meeting of holders of Class A Stock to vote on the Merger Agreement
will be held in           , Georgia, at             , Eastern time, on
               , 1999, and at any adjournments thereof.

WHO CAN VOTE ON THE MERGER? WHAT VOTE IS REQUIRED TO APPROVE THE MERGER?


     Holders of Class A Stock at the close of business on                , 1999
(the "Record Date") can vote at the Meeting. The Merger Agreement must be approved by the holders of a majority of the shares of Class A Stock entitled to vote at the Meeting. Holders of Class B Stock will vote on the Merger at the meeting of holders of Class B Stock. The meeting of holders of Class B Stock is
scheduled to be held on           , 1999. The holders of a majority of the
shares of Class B Stock must also approve the Merger. Georgia Strategic Healthcare, LLC ("GSH") owns 80.16% of the outstanding Class B Stock and has indicated its intent to vote all shares of Class B Stock owned by it in favor of the Merger Agreement and the transactions contemplated thereby. Accordingly, approval by the holders of Class B Stock of the Merger Agreement and the transactions contemplated thereby is reasonably assured.


WHAT WILL OTHERS RECEIVE IN THE MERGER?


     Under the terms of the Merger Agreement, the Foundation Shareholders will receive the same amount of Merger Consideration per share of Class A Stock and of Series A Stock received from exercise of the Warrants as the other holders of Class A Stock who will be voting at the Meeting. The Foundation

Shareholders must elect a combination of cash and WellPoint Stock. The amount of the Merger Consideration received by the Foundation Shareholders will be approximately 16.7% of the total Merger Consideration.


     Under the terms of the Merger Agreement, holders of Class B Stock will receive shares of WellPoint Stock with a value equivalent to approximately $2,220 for each share of Class B Stock. Class B Stock is held by those investors who invested a total of $49.9 million (or $1,000 per share) in Cerulean at the time of the Conversion. Holders of Class B Stock cannot receive cash in the Merger. The amount of the Merger Consideration received by the Class B Stock will be approximately 22.1876% of the total Merger Consideration.

HOW WAS THE ALLOCATION OF THE MERGER CONSIDERATION DETERMINED?


     The allocation of the Merger Consideration was based upon the provision contained in the Cerulean Articles for the relative participation of Class A Stock and Class B Stock in any conversion of both classes to common stock. The amount of the Merger Consideration received by the Class B Stock will be approximately 22.1876% of the total Merger Consideration. The terms of the Settlement provided for the percentage of total equity of Cerulean to be received by the Foundation Shareholders. This amount is expressed as 20% in the Settlement, although because the exercise price of $21 million on the Warrants is to be paid by the surrender of shares of Series A Stock underlying a portion of the Warrants and not by cash, the total percentage of equity of Cerulean to be received by the Foundation Shareholders in a transaction such as the Merger is reduced to approximately 16.7%. The remaining approximately 61.124% of the consideration to be received in the Merger is to be distributed to remaining holders of Class A Stock.


WHAT SHOULD I DO NOW?

  Holders of Class A Stock

     Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the Meeting. If you wish to elect cash, you must mark the proxy card appropriately, complete the W-9 information and return it so it is received prior to or at the Meeting. It is important that the proxy card be received as soon as possible and in any event before the Meeting.

  Holders of Class B Stock

     Holders of Class B Stock should sign and mail the attached proxy card in the enclosed return envelope as soon as possible in order to have such shares of Class B Stock represented at the meeting of holders of Class B Stock.

CAN I CHANGE MY VOTE AFTER I MAIL MY PROXY CARD?

     Yes. You can change your vote at any time before your proxy is voted at the Meeting. You can do this in one of three ways:

     - First, you can send a written notice stating that you would like to revoke your proxy.

     - Second, you can complete and submit a new proxy card.

     - Third, you can attend the Meeting and vote in person. Simply attending the Meeting, however, will not revoke your proxy. To revoke a prior proxy, you must sign a new proxy at the Meeting.


     If you choose either of the first or second methods, you must submit your notice of revocation or your new proxy card to Cerulean prior to the Meeting. Your submissions must be mailed to Cerulean at the address listed on page 8. See "INFORMATION REGARDING THE MEETING -- Solicitation and Revocability of Proxies." IF YOU SUBMIT A LATER PROXY CARD AND WISH TO ELECT CASH, YOU MUST ALSO MAKE THE CASH ELECTION ON THE LATER PROXY CARD.

DO CERULEAN'S OFFICERS OR DIRECTORS HAVE ANY OTHER INTERESTS IN THE MERGER?


     Certain members of Cerulean management will receive payments under a long-term incentive plan relating to their employment because the Merger is a triggering event under such plan which results in a right to payment. These interests and agreements are described in this Proxy Statement/Prospectus at "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Interests of Certain Persons in the Merger." Richard D. Shirk, the Chief Executive Officer and a director of Cerulean, is the only director who has such an agreement. Messrs. Joe M. Young and Frank J. Hanna, III are directors of Cerulean and affiliates of holders of Class B Stock, the latter as an affiliate of GSH which, as described above, is a substantial holder of Class B Stock and will receive certain registration rights with respect to the WellPoint Stock it receives in the Merger. Mr. John W. Robinson, Jr., a Class A Designated Director, is also a Class A shareholder, holding five shares of Class A Stock. In addition, one Cerulean director, who has not yet been identified, will become a director of WellPoint at the time of the Merger. See "RELATED AGREEMENT -- Registration Rights Agreement."


WHAT IS THE SIGNIFICANCE OF THE LITIGATION IN THE SUPERIOR COURT OF RICHMOND COUNTY, GEORGIA SEEKING TO ESTABLISH THAT THERE ARE MORE HOLDERS OF CLASS A STOCK?


     As described in more complete detail at "BUSINESS OF CERULEAN -- Legal Proceedings," page 105 below, on September 18, 1998, litigation was instituted in the Superior Court of Richmond County, Georgia (the "Richmond County Litigation") against Cerulean and others seeking to establish that some 90,000 additional individuals are entitled to be considered holders of Class A Stock and that each of them is entitled to five shares of Class A Stock. The complaint also seeks to modify or eliminate the settlement of the Conversion Litigation and to modify the terms of the Class B Stock. The plaintiffs in the Richmond County Litigation previously filed a motion to intervene in the Conversion Litigation in order to object to the settlement of the Conversion Litigation. That motion to intervene was denied by the Fulton County Superior Court on August 21, 1998. The denial of the motion was not appealed. These plaintiffs thereafter filed a motion for a temporary restraining order in the Richmond County Litigation seeking to enjoin consummation of the settlement of the Conversion Litigation. The Richmond County Superior Court denied the plaintiffs' motion.



     A hearing was held on December 9 and 10, 1998 on the plaintiffs' motion for declaratory judgment that the additional 90,000 individuals are properly holders of Class A Stock. These individuals are those subscribers who received the Cerulean prospectus dated May 14, 1996 in connection with the Conversion and who, unlike the present holders of Class A Stock, did not return the necessary election form to become holders of Class A Stock and, in the case of approximately 12,000 subscribers, rejected it. Cerulean does not believe the claim with respect to the plaintiffs' standing as shareholders has merit and argued at the hearing to that effect. On December 17, 1998, however, the Richmond County Superior Court ruled in favor of the plaintiffs. Cerulean filed an appeal with the Georgia Supreme Court, which accepted jurisdiction and granted expedited treatment to the appeal. Oral argument was heard on March 8, 1999. No decision has been delivered. Should the plaintiffs ultimately prevail, however, and it is determined that there are some 90,000 additional holders of Class A Stock, there are a number of possible consequences with respect to the Merger. First, the litigation could be determined by WellPoint to be sufficiently material in nature that it would postpone a closing of the Merger which might ultimately lead to a termination of the Merger Agreement; it is too early at this time to analyze the import of the litigation or to reach any conclusion of this kind. Second, were the Merger to go forward and there were no change in any other terms, the addition of 90,000 additional holders of Class A Stock (each of whom would hold five (5) shares of Class A Stock) would reduce the value of each share of Class A Stock to approximately $370 and of each five
(5) shares of Class A Stock to approximately $1,850. Consequently, holders of Class A Stock to whom this Proxy Statement/Prospectus is being sent would, under those circumstances, receive an aggregate of approximately $1,850 in Merger Consideration for each five shares of Class A Stock rather than in excess of $4,000 for each five shares of Class A Stock as would presently be the case. Finally, given the number of persons involved, it might be necessary for WellPoint and Cerulean to send a new Proxy Statement/Prospectus for a vote on the Merger and to postpone the consummation of the Merger until after the new vote was taken; it is not possible at this time to speculate on the length of time such a process would require. See "RISK FACTORS -- Risks Relating to the Merger -- The Richmond County Litigation."

WILL CERULEAN SHAREHOLDERS HAVE APPRAISAL RIGHTS?

     Holders of Class A Stock and Class B Stock who do not vote in favor of the Merger and who follow certain procedures set forth in Georgia law will be entitled to dissenters' rights under Georgia law. The text of the relevant statutory provisions is attached as Appendix C, and a more complete discussion is contained in this Proxy Statement/Prospectus at "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Dissenters' Rights."

HOW WILL I RECEIVE MY SHARES OF WELLPOINT STOCK OR CASH?

  Holders of Class A Stock

     On the proxy card that you received with this Proxy Statement/Prospectus, you are asked to elect if you wish to receive cash. If you wish to receive WellPoint Stock, do not make the cash election; you will automatically receive WellPoint Stock. In addition, you must complete the W-9 information on the proxy card before you can receive either cash or WellPoint Stock. If you do not have the registration notification you received in connection with the Conversion, it will not impede your ability to receive your cash or shares of WellPoint Stock.

     If you wish to receive cash, you must return the proxy card, properly marked, so it is received prior to or at the Meeting. All proxy cards received after the Meeting will be treated as having elected WellPoint Stock. This limitation is necessary in order to permit us to determine the total amount of cash which will be paid in the Merger and to provide for appropriate tax-free treatment of the Merger.

     In any event, no holders of Class A Stock will receive any Merger Consideration until a proxy card, with the W-9 information properly completed, has been received by the exchange agent appointed by WellPoint (the "Exchange Agent").

  Holders of Class B Stock

     Holders of Class B Stock should sign and mail the attached proxy card in the enclosed return envelope as soon as possible in order to have such shares of Class B Stock represented at the meeting of holders of Class B Stock. As soon as practicable following the Effective Time, each holder of Class B Stock will be mailed a letter of transmittal (a "Transmittal Letter") to accompany certificates for shares of Class B Stock. The Transmittal Letter will set forth instructions for delivering certificates for shares of Class B Stock to the Exchange Agent. No holder of Class B Stock will receive any Merger Consideration until a properly completed Transmittal Letter has been received by the Exchange Agent.

WHO SHOULD SHAREHOLDERS CALL WITH QUESTIONS?

     If you have more questions about the Merger you should contact:


Shareholder Communications                             Investor Relations
Cerulean Companies, Inc.                               WellPoint Health Networks Inc.
P.O. Box 4445                                          One WellPoint Way
Atlanta, Georgia 30302                                 Thousand Oaks, California 91362
Telephone: (800) 314-2580                              Telephone: (805) 557-6789

                             PARTIES TO THE MERGER


WellPoint Health Networks Inc.............  WellPoint is one of the nation's largest publicly traded
  One WellPoint Way                           managed health care companies. As of December 31, 1998,
  Thousand Oaks, California                   WellPoint had approximately 6.9 million medical
  (805) 557-6789                              members and approximately 25 million specialty
                                              members. WellPoint offers a broad spectrum of quality
                                              network-based managed care plans. WellPoint provides
                                              these plans to the large and small employer,
                                              individual and senior markets. WellPoint's managed
                                              care plans include preferred provider organizations
                                              ("PPOs"), health maintenance organizations ("HMOs")
                                              and point-of-service ("POS") and other hybrid plans
                                              and traditional indemnity plans. In addition,
                                              WellPoint offers managed care services, including
                                              underwriting, actuarial services, network access,
                                              medical cost management and claims processing.
                                              WellPoint also provides a broad array of specialty and
                                              other products and services, including pharmacy,
                                              dental, utilization management, life, preventive care,
                                              disability, behavioral health, health coverage
                                              pursuant to the Consolidated Omnibus Budget
                                              Reconciliation Act of 1985 ("COBRA") and flexible
                                              benefits account administration. WellPoint conducts
                                              business in California under the trademark "Blue Cross
                                              of California" and in other states under the trademark
                                              "UNICARE."
Cerulean Companies, Inc...................  Cerulean, through its subsidiaries, has the largest
  3350 Peachtree Road, N.E.                   health insurance company market share in Georgia, with
  Atlanta, Georgia 30326                      825,000 insurance and administrative service contracts
  (800) 314-2580                              covering or administering benefits for approximately
                                              1.6 million members as of December 31, 1998. This
                                              represents over 21% of the total Georgia population.
                                              It is a full service provider of health benefit
                                              programs in the Georgia marketplace. Cerulean markets
                                              life, health and disability insurance products to
                                              employer groups and individuals. The overall product
                                              portfolio available includes standard indemnity
                                              insurance, PPO, HMO and POS health benefits plans,
                                              life insurance products and ancillary products
                                              including dental insurance, a vision affinity product,
                                              vision insurance and specialty products for mental
                                              health and pharmacy benefits. Cerulean conducts
                                              business in Georgia under the trademark "Blue Cross
                                              and Blue Shield of Georgia."
Water Polo Acquisition Corp...............  A Delaware corporation and a wholly-owned subsidiary of
  (Merger Sub)                                WellPoint, Merger Sub was formed exclusively for the
                                              Merger. Cerulean will merge with and into Merger Sub,
                                              which will change its name to Cerulean Companies, Inc.


                                  THE MEETING

Time, Date and Place..........   The Meeting will be held in             ,
                                   Georgia, at             Eastern time, on
                                               , 1999.

Record Date and Shares
 Entitled to Vote.............   Holders of record of Class A Stock at the close
                                   of business on the Record Date are entitled to notice of and to vote at the Meeting. At such date and time there were shares of Class A Stock outstanding.

Purpose of the Meeting........   The purpose of the Meeting is to consider and
                                   vote upon a proposal to approve the Merger
                                   Agreement and the transactions contemplated thereby and to ratify and elect appointees and nominees, respectively, as Class A Designated Directors. See "INFORMATION REGARDING THE MEETING -- The Meeting" and "PROPOSAL 1 -- APPROVAL OF THE MERGER."


Vote Required.................   The approval of the Merger Agreement and the
                                   transactions contemplated thereby will
                                   require (i) the affirmative vote of the
                                   holders of a majority of the outstanding shares of Class A Stock entitled to vote at the Meeting and (ii) the affirmative vote of the holders of a majority of the outstanding shares of Class B Stock entitled to vote thereon. A meeting of the holders of Class B Stock is scheduled to be held on
                                                  , 1999. The holder of a
                                   majority of the outstanding Class B Stock has indicated its intent to vote all shares of Class B Stock owned by it in favor of the Merger Agreement and the transactions contemplated thereby. Accordingly, approval by the holders of Class B Stock of the Merger Agreement and the transactions contemplated thereby is reasonably assured.


                                 The ratification and election of appointees and
                                   nominees, respectively, as Class A Designated Directors requires the affirmative vote of a plurality of shares entitled to vote and represented at the Meeting.



Method of Electing WellPoint
 Stock or Cash................   On the proxy card you received with this Proxy
                                   Statement/ Prospectus, you are asked to elect cash if you wish to receive cash. TO RECEIVE CASH, YOU MUST CHECK THE BOX PROVIDED, FILL IN YOUR SOCIAL SECURITY NUMBER IN THE SPACE MARKED W-9, SIGN THE PROXY CARD AND RETURN IT SO THAT IT IS RECEIVED PRIOR TO OR AT THE MEETING. Otherwise, you will receive WellPoint Stock. Because shares of Class A Stock are not certificated (i.e., not represented by a physical stock certificate) other than the shares issued to the Foundation Shareholders, holders of Class A Stock are not required to furnish a certificate of ownership. Also, if you no longer have the registration notification that you received upon receipt of your Class A Stock, it will not impede your ability to receive your cash or shares of WellPoint Stock. In any event, no holders of Class A Stock will receive any Merger Consideration until a proxy card, with the W-9 information properly completed, has been received by the Exchange Agent. You may complete the W-9 information without voting "FOR" the Merger, but if you do not vote "AGAINST" the Merger, the signed card will be voted "FOR" the Merger.


                                   THE MERGER

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the Merger fully and for a more complete description of the legal terms of the Merger, you should read this entire document carefully and the documents to which we have referred you. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

     THE MERGER AGREEMENT IS ATTACHED AS APPENDIX A TO THIS PROXY
STATEMENT/PROSPECTUS. WE ENCOURAGE YOU TO READ THE ENTIRE MERGER AGREEMENT BECAUSE IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     We have each made forward-looking statements that are subject to risks and uncertainties in this document and in certain documents that are incorporated by reference by WellPoint in this Proxy Statement/ Prospectus. Forward-looking statements include the information concerning possible or assumed future results of operations of WellPoint and Cerulean, including with respect to cost savings and operational efficiencies expected to be realized from the Merger. In addition, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Cerulean shareholders should note that many factors could affect the future financial results of the combined company following the Merger, and could cause these results to differ materially from any expressed in our forward-looking statements. These factors and a more in-depth explanation of the significance of forward-looking statements are set forth at "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS."

RISK FACTORS

     The success of the Merger will be influenced by many factors, including certain risks with which each of WellPoint and Cerulean contends and other risks which may impact their combined operations. See "RISK FACTORS" for a discussion of these risk factors relating to the Merger and the businesses of WellPoint and Cerulean.

BACKGROUND OF THE MERGER


     The decision by WellPoint and Cerulean to merge was the result of a strategic initiative begun by Cerulean, and thereafter of several months of negotiations between Cerulean and WellPoint. This process is more fully described at "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Background of the Merger."


CERULEAN'S REASONS FOR THE MERGER


     There were a number of reasons why Cerulean's Board of Directors and its Special Committee (the "Committee") decided to undertake the Merger, including, principally, the strengthening of Cerulean's ability to realize the business plan it undertook at the time of the Conversion and the realization of shareholder value. The reasons are more fully described at "PROPOSAL
1 -- APPROVAL OF THE MERGER -- Reasons for the Merger -- Cerulean's Reasons for the Merger."


WELLPOINT'S REASONS FOR THE MERGER


     There were a number of reasons that WellPoint's Board of Directors decided to undertake the Merger, including the strategic importance of the Merger involving two public for-profit Blue Cross Blue Shield Association ("BCBSA") licensees and WellPoint's desired expansion into Georgia and the complementary aspects of WellPoint's and Cerulean's businesses. The reasons are more fully described at "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Reasons for the
Merger -- WellPoint's Reasons for the Merger."


OPINION OF CERULEAN'S FINANCIAL ADVISOR

     Morgan Stanley & Co. Incorporated ("Morgan Stanley") has delivered to the Cerulean Board of Directors its written opinion, dated as of July 8, 1998, to the effect that, as of such date and subject to the limits and qualifications therein, the Merger Consideration to be received by the holders of Class A Stock, Class B Stock and Series A Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders. Morgan Stanley will not update its opinion prior to the closing of the Merger. The full text of the opinion of Morgan Stanley, which sets forth the assumptions made, and matters considered and limitations on the review undertaken, is attached as Appendix B to this Proxy Statement/Prospectus. Shareholders of

Cerulean are urged to, and should, read such opinion in its entirety. See "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Opinion of Cerulean's Financial Advisor."



APPROVALS OF REGULATORY AUTHORITIES AND BCBSA



     The Commissioner of Insurance of the State of Georgia (the "Georgia Commissioner") must approve the Merger, and approval by the BCBSA is required under the license agreement of Georgia Blue. The approval by the BCBSA has been obtained. These approvals are more fully described at "THE MERGER -- Governmental and Regulatory Approvals" and "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Regulatory Approvals; Approval of BCBSA."



     The Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") prohibits WellPoint and Cerulean from completing the Merger until (i) each of WellPoint and Cerulean have furnished certain information and materials to the United States Department of Justice (the "Justice Department") and the Federal Trade Commission (the "FTC") and (ii) the required waiting period under the HSR Act has been satisfied. After WellPoint and Cerulean furnished the required information and materials, the FTC granted an early termination of the waiting period, effective September 4, 1998. No further action under the HSR Act is required, so long as the transaction is consummated prior to September 4, 1999.


ACCOUNTING TREATMENT

     The Merger will be accounted for under the purchase method of accounting.

NON-SOLICITATION

     So long as the Merger Agreement is in effect, Cerulean will not solicit any proposal from a third party regarding a purchase of all or a material part of the assets of Cerulean, whether by sale of capital stock, merger, consolidation, sale, lease or other transaction. Under certain conditions, Cerulean may terminate the Merger Agreement to accept a proposal from a third party which is superior to that offered by WellPoint in the Merger Agreement; provided, however, if Cerulean terminates the Merger Agreement to accept a superior proposal, Cerulean must pay a termination fee of $10 million to WellPoint. For further details, see "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Covenants of the Parties -- Non-Solicitation."

LISTING OF WELLPOINT STOCK

     WellPoint intends to file an application to list the shares of WellPoint Stock to be issued in the Merger on the NYSE. The listing of the shares of WellPoint Stock to be issued in the Merger is a condition to the consummation of the Merger.

CONDITIONS TO THE MERGER

     Before we can complete the Merger, a number of conditions must be met, including the following:

     - the holders of a majority of the outstanding shares of Class A Stock entitled to vote at the Meeting and the holders of a majority of the outstanding shares of Class B Stock must approve the Merger;

     - the consent of the Georgia Commissioner, and certain other state regulatory consents, must be obtained;

     - the consent of the BCBSA must be obtained;

     - no court or governmental authority can have passed a law or entered an injunction that prohibits the Merger;

     - the closing price per share of WellPoint Stock at the time of the closing of the Merger must be greater than or equal to $30.

     Additional conditions must be met for Cerulean to complete the Merger, including the following:

     - Cerulean must receive a legal opinion from its counsel regarding the tax consequences of the Merger;

     - the opinion of Morgan Stanley that the value of the consideration to be paid to the shareholders of Cerulean in the Merger is fair must not have been withdrawn or amended;

     - WellPoint must nominate one Cerulean director for the election to the Board of Directors of WellPoint;

     - WellPoint must enter into a registration rights agreement with a shareholder of Cerulean who, at the time of signing of the Merger Agreement, would be subject to the resale limitations of Rule 145 promulgated under the Securities Act;

     - WellPoint must not have a material adverse change in its business since the date of the Merger Agreement which was caused by the action or inaction of WellPoint.

     Additional conditions must be met for WellPoint to complete the Merger, including the following:

     - WellPoint must receive a legal opinion from its counsel regarding the tax consequences of the Merger;

     - there must not be any litigation or similar proceeding which is determined to have a significant likelihood of material liability to either WellPoint or Cerulean relating to the Conversion or to the distribution of consideration to be paid in connection with the Merger;

     - Cerulean must not have a material adverse change in its business since the date of the Merger Agreement which was caused by the action or inaction of Cerulean;

     - WellPoint must receive a written agreement from each shareholder of Cerulean who is an "affiliate" of Cerulean acknowledging resale restrictions on any WellPoint Stock received in the Merger;

     - all existing warrants to purchase Series A Stock must be exercised;

     - the existing shareholders agreement between Cerulean, Georgia Blue and the holders of Class B Stock (the "Shareholders Agreement") must be amended.

     Some of the conditions to the Merger may be waived by the party entitled to assert the condition. For further details, see "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Conditions to the Consummation of the Merger."

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement can be terminated in the following ways:

     - by the written agreement of Cerulean and WellPoint;

     - by either of Cerulean or WellPoint if the Merger is not completed within one year after the date of the Merger Agreement;

     - by Cerulean if either WellPoint or Merger Sub materially breaches any of its covenants or breaches any of its representations or warranties and such breach results in a material adverse effect to Cerulean;

     - by WellPoint and Merger Sub if Cerulean materially breaches any of its covenants or breaches any of its representations or warranties and such breach results in a material adverse effect to WellPoint;

     - by Cerulean or WellPoint if any court or governmental authority prohibits or prevents the Merger;

     - by Cerulean if Cerulean enters into a written agreement with a third party that is a superior proposal to that offered by WellPoint; or

     - by Cerulean or WellPoint if any of the following do not approve the
       Merger:
      Cerulean's shareholders,
      the Georgia Commissioner, or
      the BCBSA.

TERMINATION FEES

     The Merger Agreement requires Cerulean to pay a termination fee of $10 million to WellPoint if Cerulean chooses to terminate the Merger Agreement to accept a superior transaction proposal from a third party or if holders of Class B Stock fail to approve the Merger. For further details, see "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Termination; Termination Fees."

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     As a consequence of the Merger, some 285 key employees become entitled under certain Cerulean plans and arrangements to receive payments and/or have obligations funded under these plans, the costs of which may aggregate approximately $40 million prior to payments by Cerulean of certain applicable taxes and related gross-up obligations relating to the foregoing payments, which may be payable with respect to some of these amounts and which may range in the aggregate from as little as zero to as much as $14 million. See "PROPOSAL
1 -- APPROVAL OF THE MERGER -- Interest of Certain Persons in the Merger."


REGISTRATION RIGHTS AGREEMENT

     As of the Closing, WellPoint will enter into a Registration Rights Agreement with GSH (the "Registration Rights Agreement"), a Cerulean shareholder that is subject to certain restrictions on the resale of the shares of WellPoint Stock that it will receive in the Merger. Under the terms of the Registration Rights Agreement, WellPoint will file a registration statement allowing for sales of such shares on a delayed and continuous basis for at least 90 days following the Closing. In addition, GSH will have certain rights to demand registration of its shares of WellPoint Stock. Because the WellPoint Stock that other Cerulean shareholders receive in the Merger will be freely tradeable, the other shareholders do not need the registration rights described herein in order to immediately resell their WellPoint Stock if they choose. For further details, see "RELATED AGREEMENT -- Registration Rights Agreement."

SETTLEMENT OF THE CONVERSION LITIGATION


     The Conversion was the subject of litigation by certain non-profit organizations alleging that the reserves of Georgia Blue transferred to Cerulean in connection with the Conversion pursuant to the authorizing legislation for the Conversion should instead have been transferred to non-profit entities in the State of Georgia. These plaintiffs argued that the equity transferred to subscribers in the form of Class A Stock should have been transferred entirely to non-profit corporations in Georgia. Cerulean management and directors of Cerulean concluded that, although they did not believe the plaintiffs in the Conversion Litigation were likely to succeed, the Conversion Litigation hampered Cerulean's ability to move forward in execution of its business plan and/or to enter into a strategic transaction, and consequently negotiated the Settlement. Under the terms of the Settlement, the parties agreed to the formation of the Foundation, for the purpose of enhancing health care for persons in Georgia. Under the terms of the Settlement, Cerulean granted to the Foundation Shareholders securities of Cerulean aggregating 20% of Cerulean's total equity upon their issuance, consisting of: (i) a number of shares of Class A Stock approximating 9.5% of the total equity of Cerulean and (ii) the Warrants, which are for a number of shares of Series A Stock which will approximate 10.5% of the total equity of Cerulean (upon payment of the exercise price). The exercise price for the Series A Stock to the Foundation Shareholders is $21 million. The Series A Stock entitles holders thereof to the same economic benefits as holders of Class A Stock, but it has no voting rights of any kind. Pursuant to the terms of the Warrants, prior to consummation of the Merger, the Warrants must be exercised in a so-called "cashless exercise" which will result in a reduction in the percentage participation by the Foundation Shareholders in the Merger Consideration from the position of 20% of total equity of Cerulean to approximately 16.7% of the total equity of Cerulean.



     The hearing for the final order for the settlement of the Conversion Litigation was held on August 20, 1998. On August 21, 1998 the judge entered the final order approving the Settlement. No appeals were filed, and on September 21, 1998, the appeals period expired. On September 22, 1998, Cerulean delivered 57,772 shares of Class A Stock and Warrants for 63,853 shares of Series A Stock to the Foundation Shareholders.

The Conversion Litigation and the terms of its Settlement are described more fully at "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- Settlement of Cerulean Conversion Litigation." See also "BUSINESS OF CERULEAN -- Legal Proceedings."

CERTAIN DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS

     Upon completion of the Merger, the rights of Cerulean shareholders who become shareholders of WellPoint in the Merger will be governed by Delaware law, the Certificate of Incorporation of WellPoint and the Bylaws of WellPoint. You can find a detailed discussion of the differences between the rights of Cerulean and WellPoint shareholders under the heading entitled "COMPARISON OF RIGHTS OF CERULEAN SHAREHOLDERS AND WELLPOINT SHAREHOLDERS."

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION


     WellPoint. WellPoint Stock has been traded on the NYSE under the symbol "WLP" since WellPoint's initial public offering on January 27, 1993. The shares of WellPoint Stock to be issued in the Merger will be listed on the NYSE. The following table shows the high and low sale prices for WellPoint Stock for the periods presented.



                                                              HIGH          LOW
                                                              ----          ----
Year Ended December 31, 1997
  First Quarter.............................................  $ 45 7/8      $ 32 7/8
  Second Quarter............................................    51            37 3/4
  Third Quarter.............................................    60 1/2        46 1/4
  Fourth Quarter............................................    58 13/16      38 13/16
Year Ending December 31, 1998
  First Quarter.............................................  $ 70 1/16     $ 42 1/4
  Second Quarter............................................    74            61 15/16
  Third Quarter.............................................    74 11/16      51 1/4
  Fourth Quarter............................................    87            51 7/16
Year Ending December 31, 1999
  First Quarter.............................................    85 9/16       70 1/8
  Second Quarter (through April 16, 1999)...................    76            69



     WellPoint did not pay any dividends on its WellPoint Stock in 1997 or 1998. See "RISK FACTORS -- Risks Relating Particularly to the Business of
WellPoint -- Tax Issues Relating to the Recapitalization" for a discussion of the Recapitalization.



     On July 8, 1998, the last trading day immediately preceding the public
announcement of the proposed Merger, and on           , 1999, the most recent
practicable date prior to the mailing of this Proxy Statement/Prospectus, the closing sale prices of WellPoint Stock as reported on the NYSE Composite
Transactions tape were $69 5/8 and $          , respectively. We urge you to
obtain a current market quotation for shares of WellPoint Stock.

     Cerulean.  As of the date of this Proxy Statement/Prospectus, there were shares of Class A Stock outstanding, which shares were owned by
               holders of record, and                shares of Class B Stock
outstanding, which were owned by                holders of record. Since there
is no public market for Class A Stock and Class B Stock, there is no information as to the market value of such Class A Stock and Class B Stock. No cash dividends have been paid or declared on the Class A Stock.

SELECTED FINANCIAL DATA OF WELLPOINT


                                                                    YEAR ENDED
                                                                DECEMBER 31, 1998
                                                              ----------------------
                                                              HISTORICAL   PRO FORMA
                                                              ----------   ---------
Cash Dividends Declared per share...........................    $   --      $   --
Income from Continuing Operations per share:
  Basic.....................................................    $ 4.63      $ 3.38
  Diluted...................................................    $ 4.55      $ 3.32



                                                                DECEMBER 31, 1998
                                                              ----------------------
                                                              HISTORICAL   PRO FORMA
                                                              ----------   ---------
Book Value per share(1).....................................    $19.60      $22.04


SELECTED PRO FORMA FINANCIAL DATA OF WELLPOINT(2)


                                                                    YEAR ENDED
                                                                 DECEMBER 31, 1998
                                                                -------------------
                                                                  (IN THOUSANDS,
                                                                 EXCEPT PER SHARE
                                                                       DATA)
Total Revenue...............................................        $7,805,411
Income from Continuing Operations...........................        $  237,158
Income from Continuing Operations per share:
  Basic.....................................................        $     3.38
  Diluted...................................................        $     3.32
Cash Dividends Declared per share...........................        $       --
                                                                    ----------



                                                                DECEMBER 31, 1998
                                                                -----------------
Total assets................................................        $5,130,251
Long-term debt..............................................        $  559,066


---------------


(1) WellPoint's historical book value is computed as its historical equity of $1.315 billion divided by shares outstanding, which is calculated as shares issued of 70,620,657, adjusted for treasury shares held of 3,501,556. For the purposes of computing the pro forma book value per share, the pro forma equity is calculated as historical equity plus the impact of the fair value of treasury shares reissued of $240.9 million. Pro forma shares outstanding is calculated by adjusting historical shares outstanding by the reissuance of 3,491,800 treasury shares.

(2) See "WELLPOINT HEALTH NETWORKS INC. UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS" for a complete discussion and presentation of pro forma financial statements.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


     Consummation of the Merger is conditioned upon WellPoint and Cerulean receiving opinions from counsel to the effect that the Merger will be treated for federal income tax purposes as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). It is expected that, for U.S. federal income tax purposes, a holder of shares of Class A Stock or Class B Stock who exchanges such shares solely for shares of WellPoint Stock generally will not recognize any gain or loss on such exchange. It is also expected that, for U.S. federal income tax purposes, gain, if any, realized by a holder of shares of Class A Stock upon the exchange of such shares for a combination of shares of WellPoint Stock and cash generally will be recognized to the extent of the lesser of the amount of gain realized and the amount of cash received, and no loss will be recognized by such holder on such exchange. A holder of shares of Class A Stock who receives only cash in the Merger generally will recognize any gain realized, and, depending on the particular circumstances, such holder should be permitted to recognize any loss realized. Provided the Merger qualifies as a "reorganization" under Section 368(a) of the Code, no gain or loss will be recognized by WellPoint, Merger Sub or Cerulean in connection with the Merger. For further details, see "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Certain Material Federal Income Tax Consequences of the Merger."



     TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES. WE URGE YOU TO CONSULT YOUR TAX ADVISOR TO UNDERSTAND FULLY THE TAX CONSEQUENCES OF THE MERGER TO YOU.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS


     WellPoint and Cerulean have each made "forward-looking statements" (as that term is defined in Section 27A of the Securities Act and in Section 21E of the Exchange Act) in this document (and in certain documents that are incorporated by reference by WellPoint in this Proxy Statement/Prospectus) that are subject to risks and uncertainties. These statements are based on the current beliefs and assumptions of each company's management, and on information currently available to such management. Forward-looking statements include the information concerning possible or assumed future results of operations of WellPoint and Cerulean (including with respect to cost savings and operational efficiencies expected to be realized from the Merger) set forth under "SUMMARY," "PROPOSAL
1 -- APPROVAL OF THE MERGER -- Background of the Merger," "-- Recommendation of the Cerulean Board of Directors," "-- Reasons for the Merger -- Cerulean's Reasons for the Merger," "-- Reasons for the Merger -- WellPoint's Reasons for the Merger," "-- Opinion of Cerulean's Financial Advisor," "WELLPOINT HEALTH NETWORKS, INC. UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS" and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.


     Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values of WellPoint and Cerulean may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond WellPoint's and Cerulean's ability to control or predict. Shareholders are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this Proxy Statement/Prospectus, and WellPoint and Cerulean do not have any intention or obligation to update forward-looking statements after they distribute this Proxy Statement/ Prospectus, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, WellPoint and Cerulean claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                                  RISK FACTORS

     In addition to the other information in this Proxy Statement/Prospectus, the following risk factors should be considered carefully in evaluating an investment in the WellPoint Stock offered by this Proxy Statement/ Prospectus.

RISKS RELATING TO THE MERGER

  Difficulties of Integration


     The managements of Cerulean and WellPoint have entered into the Merger Agreement with the expectation that the Merger will be beneficial to the combined company. See "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Reasons for the Merger -- Cerulean's Reasons for the Merger" and "-- Reasons for the
Merger -- WellPoint's Reasons for the Merger." Achieving the anticipated benefits of the Merger will depend in part upon whether the integration of the two companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. In particular, the successful combination of Cerulean and WellPoint will be substantially dependent on the integration of their respective information systems. There can be no assurance that such integration will be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies. The integration of certain operations following the Merger will require the dedication of significant management resources which may temporarily distract attention from the day-to-day business of the combined company. The business of the combined company may also be disrupted by employee uncertainty and lack of focus during such integration. The inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the business, results of operations and financial condition of WellPoint.


     Other companies in the health care industry have recently encountered unforeseen difficulties in integrating acquisitions. There is no assurance that unforeseen difficulties or expenses will not arise in connection with WellPoint's integration of Cerulean's operations following the Merger. If such difficulties or expenses are encountered, a material adverse effect on WellPoint's revenues and results of operations could result.

  Government and Regulatory Approvals


     Approvals (including consent, expiration of waiting periods, and similar processes) from certain federal and state agencies will be necessary and are a condition to consummate the Merger. See "PROPOSAL 1 -- APPROVAL OF THE
MERGER -- Regulatory Approvals; Approval of BCBSA." Broad latitude in administering the governing regulations is given to the agencies from which WellPoint and Cerulean will seek these approvals. There can be no assurances that these approvals will be obtained. As a condition to approval of the Merger, agencies may impose requirements or limitations or costs on the way the combined company conducts business after the consummation of the Merger. If WellPoint or Cerulean were to agree to any material requirements or limitations in order to obtain any approvals required to consummate the Merger, such requirements or limitations or additional costs associated therewith could adversely affect WellPoint's ability to integrate the operations of Cerulean with those of WellPoint. A material adverse effect on WellPoint's revenues and results of operations following the Merger could result.



     After making the required filings under the HSR Act, the FTC granted an early termination of the waiting period, effective September 4, 1998, which is effective for 12 months, after which a new filing under the HSR Act would be required. The early termination of the HSR Act waiting period does not preclude the Justice Department, the FTC or other parties from seeking actions challenging the Merger based on federal antitrust statutes. WellPoint and Cerulean do not anticipate any such challenge.

  Additional Indebtedness


     WellPoint currently intends to incur debt under its existing revolving credit facility to finance some or all of the cash payments to be made to Cerulean shareholders. In addition, WellPoint has received authorization to, and currently is in the process of repurchasing shares of WellPoint Stock to offset shares that are expected to be issued in connection with the Merger. WellPoint has made significant purchases of treasury stock for this purpose, using excess cash as well as the issuance of additional indebtedness. Wellpoint has entered into an agreement with the California HealthCare Foundation (the "California Foundation"), which holds approximately 25% of the outstanding WellPoint Stock, to repurchase 1,000,000 shares of WellPoint Stock held by the California Foundation. These shares will be repurchased at a price per share equal to the Closing Price as soon as practicable after the Closing Date. This agreement may be terminated at any time by either party. Upon completion of the Merger, WellPoint could incur significant additional indebtedness to fund not only the cash portion of the transaction but to fund any further repurchases of shares of WellPoint stock. Such additional indebtedness may require that a significant amount of WellPoint's cash flow be applied to the payment of interest, and there can be no assurance that WellPoint's operations will generate sufficient cash flow to service this indebtedness.


     Any additional indebtedness may adversely affect WellPoint's ability to finance operations and could limit its ability to pursue business opportunities that may be in the interests of WellPoint and its shareholders. In addition, such additional indebtedness may affect WellPoint's ability to maintain an investment grade rating with respect to its indebtedness, which could have a material adverse effect on WellPoint's operations. Although WellPoint believes that cash generated from operations and borrowing capacity available to WellPoint will be sufficient to allow WellPoint to pursue such business opportunities and that WellPoint will be able to maintain an investment grade rating, there can be no assurance that WellPoint will be able to obtain the funds necessary to pursue such business opportunities or be able to maintain its investment grade rating.

  Delaware Company

     If the Merger is consummated, shareholders of Cerulean, a Georgia corporation, may become shareholders of WellPoint, a Delaware corporation. There are significant differences between the corporate laws of Georgia and the corporate laws of Delaware and between the charter and other corporate governance documents of Cerulean and WellPoint. See "COMPARISON OF RIGHTS OF CERULEAN SHAREHOLDERS AND WELLPOINT SHAREHOLDERS." These differences may materially affect the rights of Cerulean shareholders.

  Potential Adverse Federal Income Tax Treatment of the Merger

     The Merger is conditioned on the receipt of opinions of counsel to Cerulean and counsel to WellPoint by Cerulean and WellPoint, respectively, that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The Merger Agreement also provides that receipt of the opinions as a condition to the Merger may be waived in writing by the party which is entitled to the benefits of such condition. A waiver of this condition to the Merger by either Cerulean or WellPoint because the Merger would not be treated as a reorganization within the meaning of
Section 368(a) of the Code would constitute a material change to this Proxy Statement/Prospectus and would necessitate an amendment hereto and a resolicitation of proxies. Neither WellPoint nor Cerulean intends to waive this condition. Nevertheless, opinions of counsel are not binding on the Internal Revenue Service or the courts. If the Merger were not treated as a reorganization within the meaning of Section 368(a) of the Code, the Merger would be treated as a taxable sale of assets by Cerulean, followed by a taxable liquidation of Cerulean. The taxable sale by Cerulean would give rise to a material federal income tax liability that could have a material adverse effect on the value of WellPoint following the Merger. In addition, Cerulean shareholders generally would recognize gain or loss equal to the difference between the cash received, if any, plus the value of the WellPoint Stock received in the deemed liquidation and the shareholder's basis in its stock surrendered in the liquidation.

  The Richmond County Litigation


     The Richmond County Litigation, which is described at "BUSINESS OF
CERULEAN -- Legal Proceedings," page 105 and above in the Summary seeks to alter the capital structure of Cerulean and to increase the number of holders of Class A Stock. Were the litigation to be successful it might require a resolicitation of proxies for approval of the Merger by the holders of Class A Stock. It might also alter the amount of consideration to be received by the Foundation Shareholders and by the holders of Class B Stock and it would definitely reduce substantially the amount of Merger Consideration to be received by the holders of Class A Stock to whom this Proxy Statement/Prospectus is being sent. See "SUMMARY -- Questions and Answers About the Merger -- What is the significance of the litigation in the Superior Court of Richmond County, Georgia seeking to establish that there are more holders of Class A Stock?" The time for approval and consummation of the Merger would be postponed; it is not presently possible to determine how long the postponement might be.


     In addition, if the Richmond County Litigation is determined by WellPoint to be a "Material Case" under the terms of the Merger Agreement, WellPoint's conditions to closing the Merger would not be satisfied. In such an instance, the closing of the Merger might be delayed beyond one year from the date of the Merger Agreement which might lead to a termination of the Merger Agreement. Finally, while the nature of the complaint suggests that the ultimate result would be a reallocation of the total Merger Consideration to include some additional 90,000 persons as holders of Class A Stock and to adjust the capital structure so that the Merger Consideration would be reallocated, the financial consequences of the Richmond County Litigation, were it successful, might impact the operating results of the combined company in a way which might adversely affect the value of the WellPoint Stock to be issued in the Merger.

RISKS RELATING TO THE BUSINESS OF WELLPOINT, CERULEAN AND THE COMBINED COMPANY

     The following is a discussion of the risks which WellPoint and Cerulean believe currently affect the business, financial condition or results of operations of WellPoint and Cerulean, individually, and will affect the combined company following the consummation of the Merger.

  Federal and State Health Care Regulation; Legislative Reform; Activities as Government Contractor

     WellPoint's and Cerulean's operations are subject to substantial regulation by Federal, state and local agencies. Such regulation may either relate to business operations or to the financial condition of regulated subsidiaries. With regard to the former, regulation typically covers prescribed benefits, relationships with providers, marketing, advertising, quality assurance and member grievance resolution. With regard to the latter, regulation typically governs the amount of capital required to be retained in regulated subsidiaries and the ability of such subsidiaries to pay dividends. There can be no assurance that any future regulatory action by any such agencies will not have a material adverse effect on the profitability or marketability of WellPoint's, Cerulean's or the combined company's health plans, their ability to access capital from the operations of regulated subsidiaries or on their financial condition or results of operations.


     WellPoint's principal California operating subsidiary, Blue Cross of California, is subject to regulation by the California Department of Corporations (the "DOC") and pursuant thereto is required to satisfy certain minimum capital standards. Cerulean's principal operating subsidiary, Georgia Blue, as well as the other insurance subsidiaries of the Cerulean group of companies, are subject to regulation by the Georgia Department of Insurance ("DOI") and pursuant thereto are required to satisfy certain minimum capital standards. In addition to capital requirements imposed by the DOC and DOI, WellPoint and its BCBSA-licensed affiliates and Cerulean and its BCBSA-licensed affiliates are required to maintain certain levels of capital to satisfy BCBSA requirements. During 1998, the National Association of Insurance Commissioners (the "NAIC"), the trade association representing state insurance regulators, adopted a risk-based capital formula for licensed managed care organizations called Managed Care Organization Risk-Based Capital ("MCORBC"). The NAIC also approved an accompanying Risk-Based Capital for Health Organizations Model Act (the "Model Act"), which will serve as a model for states considering enacting new legislation. The BCBSA is expected to transition to the MCORBC formula effective as of December 31, 1999. If adopted by states, the minimum capital requirements under the Model Act are not expected to have a material impact on WellPoint, Cerulean or the combined company, although there can be no assurances that new minimum capital requirements will not increase their capital requirements in the future.



     The health care industry has become the subject of greater legislative and media scrutiny in recent years. In 1996, the President signed the Health Insurance Portability and Accountability Act ("HIPAA") into law as well as maternity length of stay and mental health parity measures. Various states have passed similar legislation, some providing for more extensive benefits than those required by HIPAA. An increasing number of proposals are being considered by the United States Congress and state legislatures relating to health care reform, and WellPoint and Cerulean expect that some of such proposals will be enacted. In the 1999 legislative session in Georgia, four new statutes relating to health care were adopted: (i) one creating a consumer insurance advocate who is authorized to participate in certain health care rate filings and other proceedings before the Georgia Commissioner; (ii) one permitting enrollees of managed care plans to sue the plans, under certain circumstances, for damages (but not punitive damages) for denial of care; (iii) one permitting patient choice of providers, subject to the providers' acceptance of health plan payment terms and to certain rate adjustments; and (iv) one creating a new agency which, among other powers, will become the lead agency in coordinating and purchasing health care benefit plans for state and other public employees (and retirees) and their dependents. There can be no assurance that compliance with recently enacted or future legislation will not have a material adverse effect on claims expense, financial condition or results of operations at WellPoint, Cerulean or the combined company.


     WellPoint provides health coverage for Medi-Cal, the California Medicaid program, for beneficiaries pursuant to contracts with California Department of Health Services in various California counties. WellPoint also provides administrative services for the federal Health Care Financing Administration ("HCFA") in various capacities, including certain Medicare programs and under its Blue Cross Senior Secure plan. Cerulean processes and pays claims as fiscal intermediary for the Medicare Part A program and as administrative agent for the State of Georgia Employee Health Benefit Plan and the BCBSA's Out-of-Area Program. There can be no assurance that acting as a government contractor in these circumstances will not increase the risk of heightened scrutiny by such government agencies, particularly in light of governmental concern with increasing health care costs. Further, there can be no assurance any such heightened scrutiny will not have a material adverse effect on WellPoint, Cerulean or the combined company either through negative publicity about WellPoint, Cerulean or the combined company or through an adverse impact on WellPoint's, Cerulean's or the combined company's results of operations.

  Health Care Costs and Premium Pricing Pressures


     WellPoint's and Cerulean's future results will depend in large part on accurately predicting health care costs and on their ability to control future health care costs through underwriting criteria, utilization management, product design and negotiation of favorable provider and hospital contracts. Changes in utilization rates, demographic characteristics, health care practices, inflation, new technologies, clusters of high-cost cases, continued consolidation of physician, hospital and other provider groups, the regulatory environment and numerous other factors affecting health care costs may adversely affect WellPoint's and Cerulean's ability to predict and control health care costs as well as their financial condition or results of operations. Periodic renegotiation of hospital contracts coupled with continued consolidation of physician, hospital and other provider groups may result in increased health care costs or limit WellPoint's and Cerulean's ability to negotiate favorable rates. Recently, large physician practice management companies have experienced extreme financial difficulties (including bankruptcy), which may subject WellPoint or Cerulean to increased credit risk related to provider groups. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs.


     In addition to the challenge of controlling health care costs, WellPoint and Cerulean face competitive pressure to contain premium prices. While health plans compete on the basis of many factors, including service and the quality and depth of provider networks, WellPoint and Cerulean expect that price will continue to be a significant basis of competition. Fiscal concerns regarding the continued viability of programs such as

Medicare and Medicaid may cause decreasing reimbursement rates for government-sponsored programs. Financial condition or results of operations would be adversely affected by significant premium decreases by any major competitors or by any limitation on either WellPoint's or Cerulean's ability to increase or maintain premium levels.

     Historically, competitive price pressures in the group health insurance industry have resulted in pricing and profitability cycles, the length and severity of which have varied. The primary causes of this cyclical pattern are price competition among health plans, the entry and exit of health care insurance companies from the marketplace, the rate of change in provider pricing and consumer utilization of health care services, "cost shifting" by facilities and physicians to private payors in response to certain government program constraints, legislative changes and threatened legislative changes. More recently, increasing consolidation of health plans and business disruptions associated with the integration of acquired businesses have affected this cyclical pattern. The extent to which structural changes in the managed health care and health insurance industry have altered the cyclical pattern is uncertain. Accordingly, there can be no assurance that a continuation of the cyclical pattern or such structural changes will not adversely impact WellPoint's or Cerulean's profitability in the future.

  Competition

     Historically, traditional indemnity insurance has been the most common form of health insurance offered in the United States. In recent years, the developing trend has been away from traditional indemnity products and toward managed care products such as PPO, HMO and POS products. WellPoint and Cerulean believe that this trend will continue. The result of a continuation of this trend would be that sales of indemnity products will be reduced and could be less profitable.

     Managed health care organizations operate in a highly competitive environment that is subject to significant changes from business consolidations, new strategic alliances, legislative reform, aggressive marketing practices by other managed health care organizations and other market pressures. A significant portion of WellPoint's operations are in California, where the managed health care industry is especially competitive. In addition, the managed health care industry in California has undergone significant changes in recent years, including substantial consolidation. Outside of California, WellPoint faces competition from other regional and national companies, many of which have significantly greater financial and other resources and market share than WellPoint. If competition were to further increase in any of its significant markets, WellPoint's financial condition or results of operations could be materially adversely affected.


     A substantial portion of WellPoint's California business is in the individual and small employer group market, where the loss ratio is significantly lower than in the larger employer group market. The individual and small employer group business constituted approximately 34% of WellPoint's total premium revenue for the year ended December 31, 1998. WellPoint has experienced increasing competition in the individual and small employer group market over the past several years, which could adversely affect WellPoint's loss ratio and future financial condition or results of operations.


     Cerulean faces competition in Georgia from other regional and national companies, many of which have significantly greater financial and other resources than Cerulean. If competition were to further increase in any of its significant markets, Cerulean's financial condition or results of operation could be materially adversely affected.


     Sales of Cerulean's health care benefit products to individuals for 1998 comprised over 13% of the premium and management services revenue of Cerulean where the loss ratio is lower than in other markets. Cerulean is subject to intense competition in this market especially in the senior segment of the market. Cerulean's overall operating results could be adversely affected by a reduction in the relative percentage of its business represented by products sold to individuals. There can be no assurance that such percentage will not decrease or that the profitability of this business will not decrease in the future, including as a result of unanticipated increases in claims.

  Evolving Theories of Recovery


     WellPoint and Cerulean, like HMOs and health insurers generally, exclude certain health care services from coverage under their HMO, PPO and other plans. In the ordinary course of business, WellPoint and Cerulean are subject to the claims of their members from decisions to restrict reimbursement for certain treatments. The loss of even one such claim, if it were to result in a significant punitive damage award, could have a material adverse effect on WellPoint's, Cerulean's or the combined company's financial condition or results of operations. The risk of potential liability under punitive damage theories may significantly increase the difficulty of obtaining reasonable settlements of coverage claims. One of the new statutes adopted in Georgia in the 1999 legislative session, effective July 31, 1999, permits plan enrollees to sue plans, under certain circumstances, for denial of treatment. The statute specifically prohibits recovery of punitive damages in an action brought according to the procedures specified by the statute. In addition, new types of purported legal claims are constantly being brought by plaintiffs in legal actions. The financial and operational impact that such evolving theories of recovery may have on the managed care industry generally, or WellPoint, Cerulean or the combined company in particular, is presently unknown.


  Dependence on Independent Agents and Brokers

     WellPoint and Cerulean are each dependent on the services of independent agents and brokers in the marketing of health care plans, particularly with respect to individual and small employer group members. Such independent agents and brokers are typically not exclusively dedicated to one company and may frequently market health care plans of competitors. In addition, WellPoint and Cerulean face intense competition for the services and allegiance of independent agents and brokers.

  Employee Matters


     WellPoint and Cerulean are dependent on retaining existing employees and attracting and retaining additional qualified employees to meet their future needs. Both companies face intense competition for qualified employees, particularly during the present economic environment of low unemployment, and there can be no assurance that they will be able to attract and retain such employees or that such competition among potential employers will not result in increasing salaries. There can be no assurance that an inability to retain existing employees or attract additional employees will not have a material adverse effect on results of operations. WellPoint is especially dependent on attracting and retaining qualified computer programmers and other information technology personnel.


  Effect of Year 2000 on Computer Systems and Applications

     The year 2000 presents a number of potential problems for computer systems and applications, including significant processing errors or failures. In order to address these problems for their systems and applications, WellPoint and Cerulean have developed and are in the process of executing comprehensive action plans designed to address the year 2000 issues. The failure by WellPoint or Cerulean to successfully execute their respective action plans or the failure of external parties to achieve their year 2000 compliance could have a material adverse effect on Cerulean's, WellPoint's or the combined company's business, financial condition and results of operations.


     WellPoint. WellPoint is substantially dependent on its computer systems, business applications and other information technology systems ("IT systems"), due to the nature of its managed health care business and the increasing number of electronic transactions in the industry. Historically, many IT systems were developed to recognize the year as a two-digit number, with the digits "00" being recognized as the year 1900. The year 2000 presents a number of potential problems for such systems, including potentially significant processing errors or failure. Given WellPoint's reliance on its computer systems, WellPoint's results of operations could be materially adversely affected by any significant errors or failures. Additionally, the year 2000 presents potential problems for other systems and applications containing date-dependent embedded microprocessors ("non-IT systems"), such as elevators and heating and ventilation equipment.

     WellPoint has developed and is in the midst of executing a comprehensive plan designed to address the "year 2000" issue for its IT and non-IT systems and applications. With respect to IT systems, during 1997 WellPoint completed a detailed risk assessment of its various computer systems, business applications and other affected systems, formulated a plan for specific remediation efforts and began certain of such remediation efforts. During 1998 and the first quarter of 1999, WellPoint completed its remediation efforts and undertook internal testing of its systems and applications. In the second quarter of 1999, WellPoint expects to undergo third-party review of certain of its year 2000 remediation efforts. This third-party review will include an assessment of the procedures undertaken by WellPoint as well as a computer software test of selected portions of WellPoint's computer code. With respect to non-IT systems, WellPoint is currently in the process of completing the replacement or renovation of WellPoint-owned systems to address year 2000 issues. WellPoint is also undertaking a review of non-IT systems in leased facilities and, where appropriate, obtaining certifications from the property owners that non-IT systems in leased facilities will be remediated or replaced on a timely basis. WellPoint currently expects that its year 2000 remediation efforts and third-party review with respect to non-IT systems will be completed by the second quarter of 1999.



     WellPoint currently estimates that its costs related to year 2000 compliance remediation for WellPoint-owned IT systems and applications will be approximately $6 to $7 million in 1999. The amounts expected to be expended during 1999 represent less than 5% of WellPoint's IT systems budget. During the year ended December 31, 1998, WellPoint expended approximately $16.9 million and $1.3 million for remediation of its IT software systems and applications and for renovation or replacement of its telecommunications equipment, respectively. WellPoint currently estimates that its total costs in 1999 with respect to non-IT systems and applications will be approximately $1.0 million. WellPoint's expenditures with respect to non-IT systems will include the acquisition of back-up power supplies for WellPoint's headquarters and data center facilities. WellPoint expenses year 2000 remediation costs as incurred and expects to fund these costs through cash flow from operations. While the immediacy of year 2000 compliance measures has caused WellPoint to defer or cancel certain IT projects, WellPoint does not expect such actions to have a material effect on WellPoint's results of operations, cash flows or financial condition.



     WellPoint is currently formulating detailed contingency plans in the event that its various systems and applications do not achieve year 2000 compliance in a timely fashion. The contingency plans are focused on identifying potential failure scenarios for WellPoint's IT and non-IT systems and those of third parties with which WellPoint interacts and on ensuring the continuation of critical business operations. During the first half of 1999, WellPoint expects to integrate each of these contingency plans into a company-wide contingency plan.



     WellPoint continues to assemble survey data from health care transaction clearing houses, third party vendors and certain other parties with which WellPoint communicates electronically to determine the compliance efforts being undertaken by these parties and to assess WellPoint's potential business exposure to any non-compliant systems operated by these parties. Health care claims submitted electronically to WellPoint are usually submitted through clearing houses on behalf of health care providers. Based on the survey data and other information compiled by WellPoint to date, WellPoint has not identified any third parties that WellPoint expects will suffer year 2000-related problems that are likely to have a significant adverse effect on WellPoint's operations. However, many of these third parties are currently in the process of implementing the critical portions of their own year 2000 compliance measures. As a result, at the current time WellPoint does not have sufficient information to determine whether its external relationships will be materially adversely affected by year 2000 compliance problems.



     If WellPoint's year 2000 issues were not completely resolved prior to the end of 1999, WellPoint could be subject to a number of potential consequences, including, among other things, an inability to timely and accurately process health care claims, collect customers' premiums or administrative fees, verify subscriber eligibility, assess utilization trends or compile accurate financial data for use by management. In particular, WellPoint may experience a decrease in electronic health claims submission, which could cause WellPoint's claims inventory to increase on a temporary basis. An increase in claims inventory could prevent WellPoint from identifying emerging utilization trends quickly and taking appropriate actions to mitigate such trends through pricing actions, benefit redesign or other actions. WellPoint is attempting to limit its exposure to year

2000 issues by closely monitoring its own year 2000 remediation efforts, assessing the year 2000 compliance efforts of various third parties with which it interacts and developing contingency plans addressing potential problems that could have a material adverse effect on WellPoint's results of operations. Although WellPoint intends to put into place programs and procedures designed to mitigate the aforementioned risks, there can be no assurances that all potential problems may be mitigated by these procedures.



     Cerulean. Cerulean has analyzed its systems and is executing a comprehensive plan to either modify or replace portions of its software and hardware so that those systems will properly function when processing information involving dates beyond December 31, 1999. Cerulean's plans to resolve the year 2000 issues involve the following phases: (1) awareness and assessment; (2) renovation; (3) validation; (4) implementation and (5) contingency planning.



     During 1997, Cerulean began its assessment of all systems that could be significantly affected by the year 2000 issues. Detailed plans for renovation were finalized in early 1998. At the end of February 1999, Cerulean's state of year 2000 readiness can be summarized as follows:



     - Cerulean's data center is already year 2000 compliant; Cerulean anticipates that all client server, desk top computers and software, telephone and voice mail systems will be compliant by the end of June 1999.



     - Cerulean's claims processing, membership billing and primary payment system, which currently handles over 70% of Cerulean's membership, is renovated; certification testing and production implementation is scheduled for completion by the end of June 1999.



     - The claims processing system for approximately 27% of Cerulean's membership (representing the non-HMO membership for its largest customer) is in the process of renovation and is scheduled for production implementation by the end of August 1999.



     - Expanded certification testing for Cerulean's other large customers, including the Federal Employee Program ("FEP"), and for the national ITS system will continue through September 1999.



     - Medicare Part A processing system is year 2000 compliant and certification testing will continue through June 30, 1999.



     - Electronic data interchange ("EDI") testing and implementation is scheduled for completion during the third quarter.



     - The general ledger and related financial system applications are scheduled for production implementation at the start of the third quarter.



     - During the second quarter of 1999, Cerulean will assess certain other applications that were initially identified as systems which did not require a year 2000 solution to determine if circumstances have changed such that a year 2000 solution would now be required.



     - Security systems and elevators in leased and owned facilities have been certified by external parties as year 2000 compliant.



     Cerulean utilizes both internal and external resources to renovate, replace, test and implement the software and equipment to satisfy year 2000 requirements. The total cost of the year 2000 changes is estimated at $13.0 million and is being funded through operating cash flows. Through December 31, 1998, Cerulean had incurred $4.1 million in capital expenditures and had expensed $6.8 million with $4.6 million expensed in the 1998 period. Remaining year 2000 costs are estimated at $2.1 million and include $1.7 million of renovation expense. Costs of new software are included in capital expenditures and will be amortized over three to five years.

     Cerulean conducts business electronically with certain external parties, including suppliers, customers, physicians, hospitals and financial service organizations. Cerulean has contacted substantially all of the external parties with which it interacts to determine year 2000 compliance issues. Certification testing with external parties began in January 1999. Over 50% of the physicians and hospitals that provide health care services to Cerulean's 1.6 million members reported that they were year 2000 ready at the end of February 1999. Certification testing of interfaces with vendors, suppliers, physicians and hospitals will continue through October. Cerulean is also dependent on interfaces with several government agencies, including HCFA and FEP. Although Cerulean continues to monitor the year 2000 readiness of significant external parties, it cannot guarantee that the systems of external parties upon which Cerulean depends will be year 2000 ready.



     Additionally, Cerulean uses external money managers to manage its investment portfolio. Historically, Cerulean has been dependent on its investment advisors to timely monitor performance of its investment portfolio against predetermined benchmarks. The effect of year 2000 non-compliance by its investment advisors, any of the national securities exchanges, certain financial institutions or the corporations in which Cerulean has either a bond or stock investment is not determinable. Non-compliance by these entities could have a material impact on Cerulean's investment earnings, which have accounted for a significant portion of operating income over the last five years.



     Cerulean has received independent reviews from third parties of all of its year 2000 compliance activities. At this time, neither the third party reviews nor Cerulean's reviews have identified any business function which would experience year 2000 problems if the year 2000 plan is successfully implemented. However, failure to successfully execute the plan or the failure of external parties to achieve their year 2000 compliance could have a material adverse effect on Cerulean's financial position and results of operations.



     In late 1998, Cerulean began contingency planning with a third party consulting group in the event that all phases of its year 2000 plan are not completed. For those risks which cannot be mitigated, Cerulean expects to identify specific contingency actions by mid-1999. Due to increased requirements for contingency planning as required by HCFA, testing of the contingency plan has been scheduled for completion during third quarter 1999.



  License to Use of Blue Cross and Blue Shield Name and Risk of Termination of Such License


     Pursuant to its licenses from the BCBSA, WellPoint and certain of its subsidiaries have the exclusive right to use the Blue Cross name and mark with respect to WellPoint's health products in California. Cerulean and certain of its subsidiaries have the exclusive right to use the Blue Cross and Blue Shield names and marks with respect to Cerulean's health products in Georgia. Unless waived by the BCBSA, these licenses automatically terminate upon the occurrence of certain events, subject to the right of Cerulean or WellPoint to prevent such termination within the applicable cure period.

RISKS RELATING PARTICULARLY TO THE BUSINESS OF WELLPOINT


  Integration of WellPoint Acquisitions; WellPoint's Geographic Expansion Strategy; WellPoint's Future Acquisitions



     One component of WellPoint's business strategy has been to diversify into new geographic markets, particularly through strategic acquisitions. WellPoint completed significant acquisitions in March 1996 and March 1997. During 1997 and 1998, WellPoint worked extensively on the integration of these acquired businesses, including consolidating existing operations sites and converting certain accounts to WellPoint's information systems. WellPoint is continuing the consolidation of these recently acquired operations into its operations, which will require considerable expenditures and a significant amount of management time. Due to the complex nature of the merger integration process, particularly the information systems designed to serve these businesses, WellPoint may temporarily experience increases in claims inventory, difficulties in determining member eligibility and other service-related issues that may negatively affect WellPoint's relationship with its customers and contribute to increased attrition of such customers. The success of these acquisitions will, among other things, also require the integration of a significant number of employees into WellPoint's existing operations and the completion of the integration of separate information systems. No assurances can be given regarding the ultimate success of the integration of these acquisitions into WellPoint's business.



     WellPoint's recently acquired operations have some indemnity-based insurance operations, with a significant number of members outside of California. Each of these operations experienced varying profitability or losses in recent periods. As anticipated at the time of acquisition, WellPoint has experienced material membership attrition related to these businesses in 1998 and the early part of 1999 and expects to continue to experience membership attrition in 1999 as it pursues its strategy of motivating traditional indemnity health insurance members to select managed care products. There can be no assurances that a sufficient number of these members will accept managed care health plans or that WellPoint will be able to continue existing relationships with provider networks currently serving those members or develop satisfactory proprietary provider networks in these geographic areas. The development of such networks will require considerable expenditures by WellPoint.


     As WellPoint pursues its geographic expansion strategy, WellPoint's market share in new markets will not be as significant, and its provider networks not as extensive, as in California, and WellPoint will not in all locations have the benefit of the Blue Cross mark, which are important components of its success in California. There can be no assurance that the absence of one or more of these elements will not adversely affect the success of WellPoint's geographic expansion strategy.


     WellPoint actively considers acquisition opportunities on a regular basis, both in connection with its geographic expansion strategy and its California operations. WellPoint currently has no existing agreements or commitments to effect any material acquisition other than pursuant to the Merger Agreement. Accordingly, there can be no assurance that WellPoint will be able to identify suitable acquisition candidates available for sale at reasonable prices or consummate any acquisition or that any discussions will result in an acquisition. Any such acquisitions may require significant additional capital resources and there can be no assurance that WellPoint will have access to adequate capital resources to effect such future acquisitions. To the extent that WellPoint consummates acquisitions, there can be no assurance that such acquisitions will be successfully integrated into WellPoint or that such acquisitions will not adversely affect WellPoint's results of operations and financial condition.


  Tax Issues Relating to the Recapitalization

     On May 20, 1996, WellPoint concluded a series of transactions (collectively, the "Recapitalization") to recapitalize its publicly traded, majority-owned subsidiary, WellPoint Health Networks Inc., a California corporation ("Old WellPoint"). As a result of the Recapitalization, among other things, Old WellPoint merged into its former majority shareholder, Blue Cross of California ("BCC"), a special dividend of $995.0 million was made to the shareholders of Old WellPoint and the California Foundation became the holder of 53,360,000 shares, or approximately 80% of the surviving WellPoint entity, which then changed its name to "WellPoint Health Networks Inc." In connection with the Recapitalization, BCC received a ruling from the IRS that, among other things, the conversion of BCC from a non-profit corporation to a for-profit corporation (the "BCC Conversion") qualified as a tax-free transaction and that no gain or loss was recognized by BCC for federal income tax purposes. If the ruling were subsequently revoked, modified or not honored by the IRS (due to a change in law or for any other reason), WellPoint, as the successor to BCC, could be subject to federal income tax on the difference between the value of BCC at the time of the BCC Conversion and BCC's tax basis in its assets at the time of the BCC Conversion. The potential tax liability to WellPoint if the BCC Conversion is treated as a taxable transaction is currently estimated to be approximately $696 million, plus interest (and possibly penalties). BCC and the California Foundation entered into an indemnification agreement that provides, with certain exceptions, that the California Foundation will indemnify WellPoint against the net tax liability as a result of a revocation or modification, in whole or in part, of the ruling by the IRS or a determination by the IRS that the BCC Conversion constitutes a taxable transaction for federal income tax purposes. In the event a tax liability should arise against which the California Foundation has agreed to indemnify WellPoint, there can be no assurance that the California Foundation will have sufficient assets to satisfy the liability in full, in which case WellPoint would bear all or a portion of the cost of the liability, which could have a material adverse effect on WellPoint's financial condition.

  Volatility of WellPoint Stock


     The price of WellPoint Stock is volatile. During the one-year period ended December 31, 1998, WellPoint Stock ranged from a low sale price of $42 1/4 per share to a high sale price of $87 per share. From time to time, stock prices of companies in the health care industry experience periods of increased volatility due to company-specific issues and developments generally in the industry and in the regulatory environment. In addition, companies in the health care industry have recently experienced periods of increased volatility in the price of their capital stock resulting from difficulties experienced in integrating two companies' businesses following a consolidation, merger or other acquisition.


  Legislation

     A variety of health care reform measures are currently pending or have been recently enacted at the federal, state and local levels. Federal legislation enacted during the last two years seeks, among other things, to insure the portability of health care coverage and mandates minimum maternity hospital stays. These and other proposed measures may have the effect of dramatically altering the regulation of health care and of increasing WellPoint's loss ratio or decreasing the affordability of WellPoint's products. In May 1997, the Texas Legislature adopted Senate Bill No. 386 ("SB 386"). Among other things, this legislation purports to make managed care organizations ("MCOs") such as WellPoint liable for the failure by the MCO, its employees or agents to exercise ordinary care when making "health care treatment decisions" (as defined in SB
386). The legislation was effective as of September 1, 1997. In September 1998, the United States District Court for the Southern District of Texas ruled, in part, that the MCO liability provisions of SB 386 are not preempted by the federal Employee Retirement Income and Security Act of 1974 (commonly known as "ERISA"). To date, this legislation has not adversely affected WellPoint's results of operations. However, though WellPoint maintains insurance covering such liabilities, to the extent that this legislation (or similar legislation that may be subsequently adopted at the Federal or state level) effectively expands the scope of liability of MCOs such as WellPoint, it may have a material adverse effect on WellPoint's results of operations and financial conditions. Even if WellPoint is not held to be liable under any litigation, the existence of potential MCO liability may cause WellPoint to incur greater costs in defending such litigation.

RISKS RELATING PARTICULARLY TO THE BUSINESS OF CERULEAN

     After the Merger, Cerulean's operating results will have a significant impact on the operating results of WellPoint. Cerulean's contribution to the combined results will depend upon the extent to which Cerulean is able to achieve its own strategic plan. The following is a discussion of the risks Cerulean believes may inhibit its ability to achieve such plan. In addition, these risks and those described under "-- Risks Relating to the Business of WellPoint, Cerulean and the Combined Company" which apply to Cerulean may have a material adverse effect on the business, financial condition or results of operations of Cerulean if the Merger is not consummated.

  CHPNs


     Cerulean's Community Health Partnership Network joint ventures ("CHPNs") are Cerulean's preferred method of delivering HMO and POS medical products in certain geographic areas. Atlanta Healthcare Partners, Inc. was the first CHPN to become operational. At the end of 1998 additional CHPNs, jointly owned by Cerulean and health care providers, were operational in the Augusta, Athens, Macon and Savannah, Georgia markets. Cerulean also offers HMO and POS products through its subsidiary, HMO Georgia, Inc. ("HMO-Ga"), pursuant to contracts with physicians and hospitals in Columbus and Rome, Georgia. Due to the limited operating history of CHPNs and the fact that the CHPN model is largely untested, there can be no assurance as to the future viability or profitability of CHPNs. Among the potential risks of the CHPN strategy are the ability of (i) Cerulean to continue to provide adequate administrative support to the CHPNs, (ii) the CHPN owners to operate favorably in a non-fee-for-service reimbursement environment, (iii) the CHPNs to arrange for the delivery of cost-effective medical services, and (iv) the CHPNs to respond to adverse regulation or legislation. CHPN relationships that were established in Columbus and Rome, Georgia were terminated during 1997. On February 22, 1999, Cerulean and the health care providers that were parties to the

CHPN in the Macon market entered into a termination agreement that terminated the Macon CHPN, effective March 31, 1999. Due to operational results, additional capital contributions have been made by Cerulean to CHPNs in Augusta and Savannah. Continuing execution of the CHPN strategy will require initial capital contributions to be made by Cerulean to any new CHPN upon its establishment and may require additional on-going capital contributions to existing CHPNs. Accordingly, Cerulean may in the future find it necessary to incur additional indebtedness or issue additional equity securities in order to finance its CHPN strategy.


 Potential Nonrenewal of Eligible Subscriber and Provider Agreements; Concentration of Contracts

     Cerulean's profitability is dependent upon its ability to obtain and maintain contracts with employer groups and individual consumers. Cerulean's agreements with employer groups are generally renewable annually. Cerulean's profitability is also dependent, in large part, on its ability to contract on favorable terms with hospitals, physicians and other health care providers for the provision of services under Cerulean's managed care products. Cerulean's contracts with physicians and hospitals generally are renewable annually (other than contracts between the CHPN and its owner-providers, which generally are longer term), but certain contracts may be terminated with 60 days to 12 months prior written notice by either party.


     Cerulean has contracts with certain employer groups and government agencies that account for a significant portion of Cerulean's total business. One group accounted for 23% of Cerulean's total premium and management services revenues in 1998. Cerulean's next two largest customers accounted for less than 9% of premium and management services revenues in 1998. Cerulean also serves as fiscal intermediary for the Medicare program. Claims processed for the Medicare program, state agencies and the BCBSA Out-Of-Area program totaled $4.3 billion in 1998. Cerulean receives fees for performing these services.



     Cerulean's contract with the State of Georgia was renewed for a one-year contract with six annual renewal options in July 1994. The State of Georgia program accounts for over 35% of Cerulean's membership and plays an integral part in the development of Cerulean's long-term provider network strategies. On June 30, 1998, the State of Georgia renewed the contract for another year and on July 7, 1998 informed Georgia Blue that it intended to seek competitive bids with respect to certain programs covered by the contract.



     In the 1999 legislative session, the Georgia legislature created a new agency which, among other things, will become the lead agency in coordinating and purchasing health care benefit plans for state and public employees and their dependents, as well as retirees. Cerulean anticipates that this agency will ultimately assume from the Georgia Merit System the authority over state merit and other health care benefits programs administered by Georgia Blue on behalf of the State and will be the agency with whom Georgia Blue will negotiate the terms of its contract with the State of Georgia.



     The non-renewal or termination of any of these contracts with major employer groups or government agencies could have a material adverse effect on Cerulean's business, financial condition and results of operations. There can be no assurance that the subscribers or providers will renew their contracts or enter into new contracts with Cerulean, or, in the case of provider contracts, will not seek terms that are less favorable to Cerulean in connection with any such renewal.


  Changing Nature of Financing and Servicing Health Care


     Historically, traditional indemnity insurance has been the most common form of health insurance offered in the United States. In recent years, the developing trend has been away from traditional indemnity products and toward managed care products such as PPO, HMO and POS. Cerulean believes that this trend will continue over the next several years. The result of the continuation of this trend could be that sales of indemnity products will decline and that this block of business could be less profitable. Prior to 1995, over 90% of total premium revenue was derived from its traditional indemnity and PPO products, declining to 56% in 1998, with HMO and POS premiums growing from 8% or less prior to 1995 to 42% in 1998. HMO and POS products have become increasingly more significant to Cerulean's operating results. There can be no assurance that Cerulean can sustain this growth or continue to increase its premium revenues and profitability from HMO and POS products.

     The following is a brief description of four new health care statutes that were adopted in the 1999 legislative session in Georgia: (i) one creates a consumer insurance advocate who is authorized to participate in certain health care rate filings and other proceedings before the Georgia Commissioner; (ii) one permits enrollees of managed care plans to sue the plans, under certain circumstances, for damages (but not punitive damages) for denial of care; (iii) one permits patient choice of providers, subject to the providers' acceptance of health plan payment terms and to certain rate adjustments; and (iv) one creates a new agency which, among other powers, will become the lead agency in coordinating and purchasing health care benefit plans for state and other public employees (and retirees) and their dependents. The financial and operational impact of these statutes on WellPoint, Cerulean or the combined company in particular is presently unknown.


                       INFORMATION REGARDING THE MEETING

GENERAL


     This Proxy Statement/Prospectus is being furnished by Cerulean to its holders of Class A Stock in connection with the solicitation of proxies by the Board of Directors of Cerulean for use at the Meeting and at any adjournments thereof. Each copy of this Proxy Statement/Prospectus that is being mailed or delivered to holders of Class A Stock is accompanied by a proxy and election card and the appropriate notice of meeting. This Proxy Statement/Prospectus and the accompanying form of proxy and election are first being mailed to holders of
Class A Stock on or about           , 1999.



     This Proxy Statement/Prospectus is also being furnished by Cerulean to its holders of Class B Stock in connection with the solicitation of proxies by the Board of Directors of Cerulean at the meeting for the holders of the Class B Stock. The meeting of the holders of Class B Stock is scheduled to be held at
       , Eastern time, on           , 1999 at        ,        ,        Georgia.
Each copy of this Proxy Statement/Prospectus that is being mailed or delivered to holders of Class B Stock is accompanied by a proxy card and the appropriate notice of meeting. This Proxy Statement/Prospectus and the accompanying form of
proxy are first being mailed to holders of Class B Stock on or about           ,
1999.


     This Proxy Statement/Prospectus is also being furnished by WellPoint to the shareholders of Cerulean as a Prospectus in connection with the issuance by WellPoint of up to $500 million worth of shares of WellPoint Stock in connection with the Merger.

THE MEETING


     The Meeting is scheduled to be held in           , Georgia on
                 , 1999, beginning at        ., Eastern time. The purpose of the
Meeting is to consider and vote upon a proposal to approve and authorize the Merger Agreement and consummation of the transactions contemplated thereby, to ratify and elect Class A Designated Directors and to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof. The Board of Directors of Cerulean knows of no business that will be presented for consideration at the Meeting other than the proposals described in this Proxy Statement/Prospectus.


RECORD DATE; QUORUM


     The Bylaws of Cerulean (the "Cerulean Bylaws") have fixed the close of
business on           , 1999, as the Record Date for determining the holders of
Class A Stock entitled to receive notice of and to vote at the Meeting. Only holders of record of Class A Stock as of the Record Date are entitled to notice of and to vote at the Meeting. As of the Record Date, there were
shares of Class A Stock issued and outstanding and held by                record
holders. Holders of Class A Stock are entitled to one vote on each matter considered and voted on at the Meeting for each share of Class A Stock held of record at the close of business on the Record Date. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of the Class A Stock entitled to vote at the Meeting is necessary to constitute a quorum at the Meeting. Abstentions will be counted as shares present for purposes of determining the presence of a quorum. Pursuant to the Cerulean Bylaws, in the event of an absence of a quorum at the Meeting, the

Chairman of the Board of Directors of Cerulean or the President of Cerulean may adjourn the Meeting to solicit additional votes. Once a share of Class A Stock or Class B Stock is represented at the Meeting, either in person or by proxy, other than solely to object to holding the Meeting or transacting business at the Meeting, it is deemed present for the purpose of constituting a quorum for any adjournment of the Meeting unless a new record date is set for the adjourned Meeting. Consequently, shares of Class A Stock or Class B Stock that are voted against the Merger Agreement and consummation of the transactions contemplated thereby will be counted for the purpose of constituting a quorum at an adjournment of the Meeting or the meeting of holders of Class B Stock, respectively.


     Because the election of Class A Designated Directors requires the affirmative vote of a plurality of shares of Class A Stock voting at the Meeting, abstentions will have no effect (other than to establish a quorum) on the election of Class A Designated Directors. However, because the approval of a majority of the outstanding shares of the Class A Stock entitled to vote at the Meeting is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, abstentions will have the effect of a vote "AGAINST" the Merger Agreement and the transactions contemplated thereby. No directors or officers hold any shares of Class A Stock other than John W. Robinson, Jr., who holds five shares.


VOTE REQUIRED


     The ratification and election of the Class A Designated Directors requires the affirmative vote of a plurality of shares of Class A Stock voting at the Meeting.


     Approval of the Merger Agreement and the consummation of the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the outstanding shares of Class A Stock entitled to vote at the Meeting. The Merger Agreement and the consummation of the transactions contemplated thereby do not require the approval of the shareholders of WellPoint.

     In addition to the approval of the holders of the Class A Stock, approval of the Merger Agreement and the consummation of the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the outstanding shares of Class B Stock entitled to vote thereon. A meeting of the
holders of Class B Stock will be held on           , 1999. GSH owns 80.16% of
the outstanding Class B Stock and has indicated its intention to vote all shares of Class B Stock owned by it in favor of the Merger Agreement and the transactions contemplated thereby. Accordingly, approval by the holders of Class B Stock of the Merger Agreement and the transactions contemplated thereby is reasonably assured.

SOLICITATION AND REVOCABILITY OF PROXIES


     Shares of Class A Stock and Class B Stock represented by properly executed proxies, if such proxies are received in time and are not revoked, will be voted at the Meeting, or the meeting for holders of Class B Stock, as applicable, in accordance with the instructions indicated on the proxies. ANY HOLDER OF CLASS A STOCK OR CLASS B STOCK WHO RETURNS A SIGNED PROXY BUT FAILS TO PROVIDE INSTRUCTIONS AS TO THE MANNER IN WHICH SUCH HOLDER'S SHARES ARE TO BE VOTED WILL BE DEEMED TO HAVE VOTED "FOR" APPROVAL AND ADOPTION OF THE PROPOSALS LISTED ON THE PROXY CARD. If any other matters properly come before the Meeting or the meeting of holders of Class B Stock, as applicable, the persons named as proxies will vote upon such matters according to their judgment.


     Pursuant to the Cerulean Bylaws, in the event of an absence of a quorum at the Meeting or the meeting of holders of Class B Stock, as applicable, the Chairman of the Board of Directors of Cerulean or the President of Cerulean may adjourn the Meeting or the meeting of holders of Class B Stock to solicit additional votes. Once a share of Class A Stock or Class B Stock is represented at the Meeting or the meeting of holders of Class B Stock, respectively, either in person or by proxy, other than solely to object to holding the Meeting or transacting business at the Meeting or the meeting of holders of Class B Stock, respectively, it is deemed present for the purpose of constituting a quorum for any adjournment of the Meeting or the meeting of holders of Class B Stock, as applicable, unless a new record date is set for the adjourned Meeting or the meeting of holders of Class B Stock. Consequently, shares of Class A Stock or Class B Stock that are voted against the Merger Agreement and consummation of the transactions contemplated thereby will be counted for the purpose of constituting a quorum at an adjournment of the Meeting or the meeting of holders of Class B Stock, respectively.

     All proxy cards delivered pursuant to this solicitation are revocable at any time prior to the vote at the Meeting or, for holders of Class B Stock, prior to the meeting of holders of Class B Stock, at the option of the persons executing them by giving written notice to the secretary of Cerulean, by delivering a later dated proxy card or by voting in person at the Meeting. All written notices of revocation and other communications with respect to revocations of proxies should be addressed to: Cerulean Companies, Inc., 3350 Peachtree Road, N.E., Atlanta, Georgia 30326, Attention: Hugh J. Stedman, Corporate Secretary. Attendance at the Meeting will not in and of itself constitute a revocation of a proxy. Holders of Class A Stock who revoke their proxies will also be revoking any cash election made on such proxy and must make a new election, if they desire, on any newly executed proxy.

     HOLDERS OF CLASS A STOCK AND CLASS B STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO CERULEAN IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE.

     The expense of soliciting proxies for the Meeting will be paid for by Cerulean, although WellPoint and Cerulean have agreed to share the cost of preparing and mailing this Proxy Statement/Prospectus. Proxies initially will be solicited by Cerulean by mail, but directors, officers and selected employees of Cerulean may solicit proxies from shareholders personally or by telephone, telecopy or other forms of communication. Such directors, officers and employees will not receive any additional compensation for such solicitation. Cerulean also will request nominees, fiduciaries and other custodians to forward soliciting materials to beneficial owners, and Cerulean will reimburse such persons for their reasonable expenses incurred in doing so. In addition, Cerulean may utilize the services of Georgeson & Company Inc. to solicit proxies from Cerulean shareholders personally or by telephone, telecopy or other forms
of communication at a cost of approximately $          , plus the reimbursement
of reasonable out-of-pocket costs and expenses.

DISSENTERS' RIGHTS

     Pursuant to Sections 14-2-1301 through 14-2-1332, inclusive, of the GBCC, any holder of Class A Stock or Class B Stock who desires to object to the Merger and receive the fair value of his or her Class A Stock or Class B Stock, respectively, in cash rather than to receive the Merger Consideration as part of the Merger may do so if he or she complies with the provisions of the GBCC pertaining to the exercise of dissenters' rights (collectively, "Dissenting Shareholders"). A Dissenting Shareholder who holds Class A Stock or Class B Stock must deliver, prior to the vote of the holders of Class A Stock or Class B Stock, respectively, written notice of his or her intent to demand payment of the fair value of his or her shares if the Merger is effectuated. Further, the Dissenting Shareholder must not vote his or her shares in favor of the Merger Agreement. If the Merger Agreement and the consummation of the transactions contemplated thereby are approved by the Cerulean shareholders, Cerulean is required to send by registered or certified mail written notice (the "Dissenters' Notice") to each of the Dissenting Shareholders who filed a written notice of his or her intent to dissent. The Dissenters' Notice must set forth the procedures that a Dissenting Shareholder must follow in order to demand payment of the fair value of his or her shares and shall contain a copy of
Article 13 of the GBCC relating to dissenters' rights. Any Dissenting Shareholder who voted for or consented in writing to the Merger Agreement is not entitled to a Dissenters' Notice from Cerulean or to receive payment of the fair value of his or her shares of Class A Stock or Class B Stock pursuant to the dissenters' rights provisions of the GBCC.

     Each Dissenting Shareholder to whom Cerulean sends a Dissenters' Notice must demand payment for his or her shares by written notice to Cerulean in accordance with the terms of the Dissenters' Notice. After receipt of such demand for payment, Cerulean must offer to pay the Dissenting Shareholders who have complied with the provisions of the GBCC the amount Cerulean estimates to be the fair value of the shares plus accrued interest. A Dissenting Shareholder may accept Cerulean's offer or demand payment of his or her own estimate of the fair value of his or her shares and the amount of interest due. In the event a Dissenting Shareholder's demand remains unsettled within 60 days after Cerulean receives the second demand for payment, Cerulean must commence a nonjury equitable valuation proceeding in the Superior Court of Fulton County, Georgia to determine the fair value of the shares and accrued interest. The GBCC provides that, for purposes of dissenters' rights, in a valuation proceeding, the fair value excludes any appreciation or depreciation in anticipation of the Merger. A copy of the relevant provisions of the GBCC is attached to this Proxy Statement/Prospectus as Appendix C. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Dissenters' Rights."

REGULATORY AND OTHER APPROVALS


     The Merger may not be consummated until it has been approved by the Georgia Commissioner under a procedure which requires the filing by WellPoint of a statement regarding change of control with respect to Georgia Blue, a "Form A," and a public hearing to be held by the Georgia Commissioner thereon, and the issuance of an order by the Georgia Commissioner permitting the Merger. The Form A was filed with the Georgia Commissioner on November 4, 1998, but no time for the public hearing has been set, and it is not possible to estimate when such hearing will be held. If an order permitting the Merger has not been issued by the Georgia Commissioner prior to July 1, 1999, the consumer advocate created by legislation adopted in the 1999 Georgia legislative session could participate in the proceeding.



     Additionally, several state regulatory filings are required due to the change in control of Georgia Blue's subsidiary, Greater Georgia Life Insurance Company, Inc. ("GGL"), that will occur upon consummation of the Merger. Neither WellPoint nor Cerulean is aware of any approval of any other state or federal regulatory body, other than the Commission and state authorities which regulate the state securities laws, necessary for the Merger to be consummated and the Merger Consideration to be delivered. See " PROPOSAL 1 -- APPROVAL OF THE MERGER -- Regulatory Approvals; Approval of BCBSA."


     In addition, BCBSA must approve the change in control of Cerulean prior to consummation of the Merger, which approval has been obtained.


     On August 25 and August 26, 1998, respectively, a Pre-Merger Notification and Report Form was filed by each of WellPoint and Cerulean pursuant to the HSR Act, with the Justice Department and the FTC. Under the HSR Act, the Merger could not have been consummated until at least 30 days after such filing unless either the Justice Department or the FTC granted earlier termination of the waiting period. The FTC granted an early termination of the HSR Act waiting period, effective September 4, 1998. No further action under the HSR Act is required so long as the Merger is consummated prior to September 4, 1999. The early termination of the HSR Act waiting period does not preclude the Justice Department, the FTC or other parties from seeking actions challenging the Merger based on federal antitrust statutes. WellPoint and Cerulean do not anticipate any such challenge. See " PROPOSAL 1 -- APPROVAL OF THE MERGER -- Regulatory Approvals; Approval of BCBSA."


METHOD OF ELECTING WELLPOINT STOCK OR CASH; RECEIPT OF WELLPOINT STOCK AND/OR
CASH

  Holders of Class A Stock


     On the proxy card included with this Proxy Statement/Prospectus, each holder of Class A Stock is asked to elect cash if the shareholder wishes to receive cash and to return the proxy card in its return envelope so that it is received prior to or at the Meeting. To receive cash, a holder of Class A Stock must check the box provided on the proxy card, fill in his or her social security number in the space marked "W-9," sign the proxy card and return it so that it is received prior to or at the Meeting. Because shares of Class A Stock are not certificated (i.e., not represented by a physical stock certificate) other than shares held by the Foundation Shareholders, holders of Class A Stock are not required to furnish a physical stock certificate in exchange for the consideration to be received in the Merger. If you no longer have the registration notification you received upon receipt of your Class A Stock, this will not impede your ability to receive your cash or shares of WellPoint Stock in the Merger.


     If you do not elect cash on the proxy card, you will receive WellPoint Stock. If you wish to receive cash, you must return the proxy card properly marked for a cash election prior to or at the Meeting. All proxy cards received after that date will be treated as having elected WellPoint Stock. These two limitations are necessary in order to permit us to determine the total amount of cash which will be paid in the Merger and to provide for appropriate tax-free treatment of the Merger. IN ANY EVENT, HOWEVER, YOU MUST COMPLETE THE W-9 INFORMATION AND SIGN AND RETURN THE PROXY CARD BEFORE YOU CAN RECEIVE THE MERGER CONSIDERATION, CASH OR WELLPOINT STOCK. You do not need to vote "FOR" the Merger in order to receive Merger Consideration, although if you wish to vote "AGAINST" the Merger, you must mark your proxy card accordingly, because signed proxy cards without a choice indicated will be voted "FOR" the Merger.

  Holders of Class B Stock

     Holders of Class B Stock should sign and mail the attached proxy card in the enclosed return envelope as soon as possible in order to have such shares of Class B Stock represented at the meeting of holders of Class B Stock. As soon as practicable following the Effective Time, each holder of Class B Stock will be mailed a Transmittal Letter to accompany certificates for shares of Class B Stock. The Transmittal Letter will set forth instructions for delivering certificates for shares of Class B Stock to the Exchange Agent. No holder of Class B Stock will receive any Merger Consideration until a properly completed Transmittal Letter has been received by the Exchange Agent.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS


     The Board of Directors of Cerulean has adopted and approved the Merger Agreement and the transactions contemplated thereby and believes the Merger is fair to and in the best interests of Cerulean and its shareholders. Accordingly, the Board of Directors of Cerulean recommends that shareholders of Cerulean vote "FOR" approval of the Merger Agreement and the consummation of the transactions contemplated thereby. See " PROPOSAL 1 -- APPROVAL OF THE MERGER -- Reasons for the Merger -- Cerulean's Reasons for the Merger."



                                   PROPOSAL 1


                             APPROVAL OF THE MERGER

     This section of the Proxy Statement/Prospectus as well as the sections of the Proxy Statement/ Prospectus entitled "CERTAIN PROVISIONS OF THE MERGER AGREEMENT" and "RELATED AGREEMENT" describe certain aspects of the proposed Merger. The following discussion is qualified in its entirety by reference to the Merger Agreement, which is attached as Appendix A to this Proxy Statement/ Prospectus, and to the other agreements and documents that are discussed which are filed as appendices or exhibits to the Registration Statement of which this Proxy Statement/Prospectus forms a part. All shareholders are urged to read the Merger Agreement in its entirety.

BACKGROUND OF THE MERGER

  Cerulean

     Since the Conversion, several Blue Cross Blue Shield licensees have expressed interest in considering strategic transactions with Cerulean. On or about September 20, 1997, Cerulean received a letter of inquiry from one such Blue Cross Blue Shield licensee regarding a possible combination or alliance of the two companies. At a meeting held on October 1, 1997, the Board of Directors of Cerulean discussed the continued interest expressed by other parties and Cerulean's initiative to grow by select business combinations and determined to consider the various strategic alternatives available to Cerulean to realize most effectively its goals as a corporation. Cerulean's stated objective at the time of the Conversion was to be able to access a broader capital base in order to meet competitive pressures and to develop and deliver new products to residents of Georgia. The Board of Directors reaffirmed its belief that this remained a principal corporate objective and, in view of its duty to maximize shareholder value, appointed the Committee to examine, on behalf of the full Board of Directors, the strategic alternatives available to Cerulean to realize its objectives. Among the alternatives to be considered, the Board specifically identified Cerulean remaining an independent company and pursuing its existing business plan, or Cerulean entering into a joint venture, alliance or other strategic transaction with a potential partner. The Committee appointed was James L. LaBoon, Jr., Chairman, Elizabeth W. Camp and Frank J. Hanna, III. The Committee was authorized to retain a financial advisor and to work with legal counsel in connection with fulfilling its charge. The organizational meeting of the Committee was held on October 6, 1997, and the Committee retained Morgan Stanley as its financial advisor and Long Aldridge & Norman LLP ("Long Aldridge") as its legal counsel. At this meeting, the Committee requested that Morgan Stanley preliminarily (i) review the environment within the health care benefit and managed care industry segment, including analyzing comparative profitability within the industry, (ii) analyze the probable range of values of Cerulean, (iii) review the comparative managed care company values, including the current and historical value ranges and (iv) analyze the value enhancement potential associated with (a) remaining an independent company and continued execution of Cerulean's business plan and (b) entering into various strategic transactions with potential partners. There is no market for the securities of Cerulean, and therefore the Committee was able to consider, with its advisors, all avenues of advancing Cerulean's strategic plans without the constraints imposed by the need to consider the short-term market impact of any strategy, whether it assumed remaining independent or acting in combination, to a greater or lesser extent, with others.

     From its inception, the Committee regularly consulted with certain members of Cerulean management, specifically Richard D. Shirk, Chief Executive Officer; John A. Harris, Executive Vice President; Hugh J. Stedman, General Counsel; and Joseph M. Feuer, Deputy General Counsel. From its appointment on October 1, 1997 until the Merger Agreement was signed on July 9, 1998, the Committee met in person or by telephonic meeting on 29 occasions, and, in addition, consulted informally on numerous other occasions.

     At the October 11, 1997 meeting of the Cerulean Board of Directors, Morgan Stanley reviewed several topics with the Board, including the strategic market environment, the Georgia managed care market, then current and historical marketing and financial results of Georgia Blue, certain strategic alternatives and potential valuation methodologies for Cerulean. At its November 10, 1997 meeting, the Committee authorized Morgan Stanley to contact a designated group of potential strategic partners in furtherance of the Committee's effort to establish and explore all of the various strategic alternatives available to Cerulean. After due consideration, the Committee chose to include in the designated group only companies that, like Cerulean, were licensees of BCBSA due to sensitivity regarding certain due diligence information being available to competitors and because the Committee, after discussions with Morgan Stanley, believed that a potential transaction or alliance with another BCBSA licensee, if any, would achieve greater value than a transaction with an entity that was not such a licensee. The Committee also identified a group of non-Blue Cross Blue Shield entities who might be considered for contact if other strategic alternatives were not available. The Committee instructed Morgan Stanley to obtain indications of interest from the designated group on or before November 14, 1997 and to encourage the parties contacted to submit to Morgan Stanley initial proposals by December 8, 1997. At its November 17, 1997 meeting, Morgan Stanley reported to the Committee that six entities meeting the requisite criteria had expressed an interest in making a strategic proposal within the time constraints established by the Committee.

     By the Committee's December 9, 1997 meeting, four of the six Blue Cross Blue Shield licensees expressing interest had submitted initial proposals for consideration by the Committee based on limited due diligence information contained in a Confidential Information Memorandum distributed to those parties that had expressed interest and entered into a Confidentiality Agreement with Cerulean. Two of the proposals submitted proposed a joint venture, through the creation of a new third entity, and two proposed a merger. The value placed on Cerulean by the proposals submitted ranged from $225 million to $425 million; each indicated an approximate value or range of values, contingent on further due diligence. The nature of consideration for Cerulean ranged from equity in a new third entity to all cash. The operating structures and suggested combinations of management varied as well. At its December 9, 1997 and December 11, 1997 meetings, in order to obtain more certain prospects as to structures, operations, and products and services under the proposals and more definite valuations of Cerulean comparable to Cerulean's present structure, operations, products and services, and its independent value, the Committee established a process for due diligence to be undertaken by all parties considering making a detailed strategic transaction proposal. At that time, the Committee established a due diligence calendar which provided for the completion of due diligence by January 7, 1998. To facilitate due diligence, materials were collected and made available to the four parties at the offices of Long Aldridge in Atlanta, Georgia. At its December 22, 1997 meeting, the Committee established January 14, 1998 as the date for receiving revised proposals from the parties based on the additional due diligence materials that had been provided to them.

     During the course of due diligence, the Committee became aware of each party's concern regarding the Conversion Litigation (see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- Settlement of Cerulean Conversion Litigation") and their desire that a settlement be reached with respect to the Conversion Litigation as a precondition to completing any strategic transaction with Cerulean. Thereafter, the Committee sought to combine the schedule for the Committee's work concerning strategic transactions with that of the court calendar concerning the Conversion Litigation. At its January 12, 1998 meeting, the Committee concluded that it should extend the deadline for the submission of proposals to allow adequate time for Cerulean to (i) conduct due diligence with respect to potential strategic partners, (ii) receive a definitive ruling on Cerulean's motion for summary judgment in the Conversion Litigation or, in the absence of such a ruling, assess the court's treatment of the motion and the effect of such treatment on the entire case and (iii) assess the regulatory approval process which a strategic transaction would require. The deadline for submission of revised proposals was extended to January 23, 1998.

     At the Committee's January 27, 1998 meeting, Morgan Stanley advised the Committee that four parties had submitted revised proposals and presented a summary of those proposals. These proposals again contemplated various structures, including joint ventures, forming a new combined entity and outright mergers. Consideration proposed included (i) all stock in a new entity, (ii) cash and stock in a new entity, and (iii) outright merger (a) entirely for cash,
(b) entirely for stock of the merger partner and (c) a combination of cash and stock of the merger partner. The values of the revised proposals ranged from $270 million to $425 million. The operating structure, utilization of management and employees, mix of products and services also varied as before. At its February 2, 1998 meeting, the Committee considered in depth each of the proposed strategic transactions and considered the various advantages and disadvantages to Cerulean of each proposal. This analysis lead to the Committee's conclusion that one of the potential joint venture transactions was not feasible and should be eliminated and that another, also a joint venture, required further due diligence by the Committee in order to fully analyze the potential of the transaction. The Committee agreed to complete this due diligence and to notify the other two parties with viable proposals (both for mergers) that their proposals were being actively considered, but response by the Committee was being postponed in order to complete full consideration of another proposal.


     After completion of such due diligence, and pursuant to the Committee's instructions, Morgan Stanley indicated to each of the three remaining parties, one of which was WellPoint, that best and final proposals should be submitted to the Committee by February 23, 1998. After receipt of such revised proposals, that ranged in value from $363 million to $460 million and were structured similarly to the prior proposals, the Committee rejected one of the proposals and held a meeting on March 3, 1998 in preparation for its presentation of a report to the full Board of Directors on March 6, 1998, and at which the Committee reviewed its actions since its appointment. The Committee continued to carefully manage the process that it had put in place for evaluating the strategies available to Cerulean for best realizing its overall business plan and for realizing value to its shareholders. Through consultation with Morgan Stanley, the Committee and the Cerulean Board continued to evaluate Cerulean on a stand-alone basis and to evaluate the strategic proposals, including the implications to operations and value, that had been elicited over the preceding four months. At the meeting on March 3, 1998, the Committee reviewed further the two proposals (one for a joint venture and one for a merger) that were still under consideration and concluded that the joint venture proposal should be eliminated for a number of reasons which, in the Committee's judgment, indicated it was of questionable viability and, in any event, of substantially less value to shareholders. In addition, the rejected proposal would, in the Committee's opinion, have provided less potential for new future products for customers, would not have provided liquidity for shareholders and would have entailed a difficult regulatory approval process. In formulating its report for the Board, the Committee also reviewed the possible effects on customers, management and employees of each of the proposals and reviewed the value to shareholders of remaining independent and of entering into a proposed transaction.


     Prior to the Committee's report to the full Board on March 6, 1998, the Chairman of the Committee reported to the Committee that he had received a revised proposal from one of the parties that previously had submitted a merger proposal, and the Committee, after considering the revised proposal at a meeting on March 5, 1998, concluded that the Committee should recommend to the Board of Directors the consideration of two proposals (both for mergers) and that both proposing parties should be given further access to materials concerning Cerulean and a further opportunity to conduct due diligence and submit improved proposals after completion thereof.

     At Cerulean's Board meeting on March 6-7, 1998, the Committee presented its report to the full Board of Directors of Cerulean. The Board of Directors received the Committee's report and a presentation from Morgan Stanley on the proposals submitted to the Committee as well as an analysis of Cerulean's stand-alone value and the financial strategies available to Cerulean to achieve its business plan operating as an independent entity. The Directors reviewed in this context their fiduciary duties to shareholders and their ability to consider other constituencies, and considered the proposals recommended by the Committee. The Directors considered the proposals of the several parties, explored the possibility of a joint venture and reviewed the limitations of that strategy, and ultimately adopted the Committee's recommendation that Cerulean proceed with negotiations with each of two proposing parties, one of which was WellPoint. At this time, the Board authorized the Committee to set a deadline for the completion of negotiations with the two parties and to select the proposal that the Committee decided was superior considering all factors, including the best interests of the shareholders, and thereafter to proceed with negotiations to finalize the terms of a proposed transaction, provided that final approval of the terms of the proposed transaction be obtained from the full Board of Directors.

     After the Cerulean Board meeting, the two remaining parties were given the opportunity to conduct in-depth due diligence on Cerulean in Atlanta, Georgia during the weeks of March 16 and March 23, 1998. In connection with further discussions with each party, each party emphasized to the Committee the importance of Cerulean negotiating a settlement of the Conversion Litigation prior to the final negotiation and execution of a strategic transaction. In the ensuing period, the Committee met on numerous occasions to monitor progress in the settlement negotiations of the Conversion Litigation and to review its status with management representatives and legal counsel conducting the negotiations. During this period, two parties whose proposals had previously been rejected by the Committee presented a combined proposal pursuant to which the parties would join with Cerulean in forming a third entity. The Committee considered this proposal at length at its meetings on May 19, May 21, May 25, May 29, June 1 and June 4, but ultimately rejected it. The Committee decided to reject the proposal because of the uncertainty of obtaining required regulatory approvals, the unwillingness of the parties proposing the transaction to guarantee financial ability to consummate a transaction and the limited ability of Cerulean shareholders to participate in future appreciation in value of the proposed combined entity.

     As the settlement discussions conducted by Cerulean's management and counsel in the Conversion Litigation appeared to be reaching a satisfactory result, the Committee set a deadline of June 3, 1998 for submission of "best and final" strategic transaction proposals by the two parties. The Committee received "best and final" proposals from the two remaining parties on June 3, 1998. These proposals were based on access to additional due diligence materials and were valued at $460 million and $500 million, net of amounts payable under applicable change of control agreements. At its June 5, 1998 meeting, the Committee again reviewed its course of action since its formation on October 2, 1997, specifically its directions received from the Board of Directors on that date and at the Board of Directors meeting on March 6-7, 1998. In addition, Morgan Stanley made a presentation to the Committee comparing the two final proposals. Based on this presentation, and after due consideration, the Committee unanimously voted to recommend to the Board of Directors that the Committee proceed to final negotiations with WellPoint alone. At a meeting of the full Board of Directors held on June 5, 1998, the Board of Directors authorized the Committee to seek to conclude a strategic transaction with WellPoint and further authorized Cerulean management to proceed to a settlement of the Conversion Litigation in the manner presented to the Board of Directors which was substantially, in outline form, the terms of the settlement described herein at "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- Settlement of Cerulean Conversion Litigation."

     Thereafter, the Committee, members of Cerulean management, the Committee's financial advisors and the Committee's legal counsel proceeded to the negotiation of a final agreement with representatives of

WellPoint. The Committee met on July 1, July 6, July 7 and July 8, 1998 to address specific issues as they emerged in the negotiations and to consider a further indication of interest in a merger transaction from one of the other previously proposing parties and to analyze and compare such indication of interest to the transaction under negotiation with WellPoint.

     The process of approving the transaction also included a presentation to the full Board of Directors by the Chairman and Chief Executive Officer of WellPoint on June 15, 1998; a telephonic meeting of the full Board of Directors on July 5, 1998 to authorize and approve the settlement of the Conversion Litigation; and finally a telephonic meeting of the full Board of Directors on July 8, 1998 at which the Board reviewed the transaction negotiated with WellPoint (including a review of a draft Merger Agreement), as well as the further indication of interest received from another party (as described in the preceding paragraph) and the Committee's reasons for rejecting such indication of interest. Following this presentation, the Board of Directors voted to approve the Merger and the Merger Agreement and to authorize the execution and delivery of the Merger Agreement and the related documents embodying the Merger.

  WellPoint

     WellPoint has an ongoing acquisition program as part of its regional expansion strategy and regularly considers strategic acquisition opportunities. On or about November 10, 1997, WellPoint was contacted by Morgan Stanley and requested to submit an indication of interest regarding a potential business combination with Cerulean. WellPoint subsequently entered into a confidentiality agreement, dated November 13, 1997, with Morgan Stanley on behalf of Cerulean. On December 5, 1997, WellPoint submitted a non-binding indication of interest to Morgan Stanley.

     In early December 1997, WellPoint was contacted by Morgan Stanley and informed of the due diligence process that had been established by Cerulean. As part of the due diligence process established by Morgan Stanley, representatives of WellPoint met at the offices of Long Aldridge in Atlanta, Georgia on December 15, 16, 17 and 18, 1997. Various representatives of Cerulean, including members of its senior management, were present for these meetings and various documents were made available for review by WellPoint. As a result of this due diligence process and subsequent conversations with Cerulean and Morgan Stanley, WellPoint submitted a revised non-binding indication of interest on January 23, 1998.

     As part of the ongoing due diligence process, members of Cerulean's senior management met with various representatives of WellPoint at WellPoint's offices in Woodland Hills, California on February 24, 1998. WellPoint's indication of interest was further revised and resubmitted on February 26, 1998.

     Additional due diligence materials were made available to representatives of WellPoint at the offices of Long Aldridge on March 17, 18 and 19, 1998. At these meetings, representatives of Cerulean were made available for discussions with WellPoint's representatives. Over the course of its various conversations with Cerulean, WellPoint was made aware of and provided with updates regarding the status of the Conversion Litigation. At various points, WellPoint indicated its concern that the pendency of the Conversion Litigation could adversely affect the consummation of any proposed transaction with Cerulean. After the completion of the March 1998 due diligence meetings, WellPoint and Cerulean further discussed the status of the Conversion Litigation. Cerulean informed WellPoint that Cerulean intended to pursue vigorously the negotiations regarding the settlement of the Conversion Litigation and that Cerulean would reconsider its various strategic alternatives while it continued to pursue settlement discussions.

     WellPoint and Cerulean again initiated their discussions beginning in mid-May 1998. At such time, Morgan Stanley requested that WellPoint submit a further revised indication of interest, and WellPoint submitted such revised indication on June 3, 1998. On or about June 5, 1998, WellPoint was informed that it had been selected as the sole party with which Cerulean intended to conduct final negotiations. Thereafter, on various dates between June 11, 1998 and July 8, 1998, members of WellPoint management and its legal counsel met with members of Cerulean management and its legal counsel to negotiate a final definitive agreement with respect to a merger with Cerulean.

     At various times between December 1997 and June 1998, the WellPoint Board of Directors at regularly scheduled meetings was provided with updates regarding the discussions and negotiations with Cerulean. On July 2, 1998, the WellPoint Board of Directors met via telephone and was presented with detailed information regarding the proposed transaction, including comprehensive analyses by WellPoint's financial advisors and its outside legal counsel. The WellPoint Board of Directors met again on July 6, 1998 via telephone and was provided with a further update regarding the negotiations. At this meeting, the Board of Directors indicated its general approval of the transaction, pending the final negotiation of satisfactory definitive documentation. A committee consisting of
W. Toliver Besson, Sheila Burke and Julie Hill was appointed as a special committee of the Board of Directors and was empowered to ratify and approve the definitive documents regarding the transaction. The special committee met via telephone on July 8, 1998 and was presented with, among other things, an analysis of the definitive documentation. At this meeting, the special committee voted to authorize the execution of the Merger Agreement and the proposed ancillary documents. On the morning of July 9, 1998, WellPoint and Cerulean executed the Merger Agreement.

RECOMMENDATION OF THE CERULEAN BOARD OF DIRECTORS

     The Board of Directors of Cerulean has adopted and approved the Merger Agreement and the consummation of the transactions contemplated thereby and believes the Merger is fair to and in the best interests of Cerulean and its shareholders. In considering the various strategic alternatives available to Cerulean, Cerulean's Board compared the alternative of remaining an independent company and pursuing its existing business plan with the alternative of entering into a strategic transaction with a potential partner. The Board weighed the advantages of entering into a strategic transaction, including the implications for operations and services to Georgia subscribers of the various structures proposed by potential strategic partners, the potentially higher valuation associated with such transactions, the potential for an increase in the quality and number of products offered to subscribers and the uncertainties associated with predicting future business results and access to capital as an independent company, with the potential disadvantages, including the possibility of not obtaining required regulatory approvals and the potential for a decrease in the product mix offered to subscribers. Although the viability of Cerulean as an independent company was not in question, the Board of Directors of Cerulean determined that entering into a strategic transaction was in the best interests of Cerulean and its shareholders because this would allow Cerulean to access a broader capital base in order to meet competitive pressures and to develop and deliver new products to residents of Georgia. The Board further determined that entering into the Merger with WellPoint is the best strategic alternative because of, among other things, the attractive financial condition of WellPoint and the resulting access to capital, the superior financial terms of the Merger, WellPoint's interest in increasing the quality and number of products offered to subscribers, WellPoint's interest in expanding services in Georgia and WellPoint's interest in taking advantage of similar organizational structures, thereby minimizing staffing dislocations and reductions. Accordingly, the Board of Directors of Cerulean recommends that shareholders of Cerulean vote "FOR" approval of the Merger Agreement and the consummation of the transactions contemplated thereby. See "-- Reasons for the Merger -- Cerulean's Reasons for the Merger."

REASONS FOR THE MERGER

  Cerulean's Reasons for the Merger

     The Board of Directors of Cerulean believes that the transaction is fair to and in the best interests of Cerulean and its shareholders. As outlined above under "-- Background of the Merger -- Cerulean," after consideration of relevant business, financial, legal and market factors, the Board of Directors, on July 8, 1998, approved the Merger Agreement and the transactions contemplated thereby by a vote of 16 for and one against and voted by the same vote to recommend that Cerulean shareholders vote FOR the approval of the Merger Agreement and the transactions contemplated thereby.

     In deciding to approve the Merger Agreement and to recommend approval of the Merger by Cerulean shareholders, the Board of Directors considered a number of factors, including particularly the factors listed below. In view of the number and wide variety of factors considered in connection with its evaluation of the Merger, the Board of Directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The Board of Directors viewed its position and recommendations as being based on the totality of the information and factors presented to and considered by it. In addition, individual directors may have given different weight to different information and factors.

     The financial terms of the Merger. The Board of Directors of Cerulean believes that the consideration to be delivered to shareholders of Cerulean is fair to the shareholders based upon Cerulean's current financial condition and future prospects, as well as the current financial condition and future prospects of WellPoint and the Board's perception of the future prospects of the combined entities. In coming to this conclusion, the Board of Directors, as outlined above under "-- Background of the Merger -- Cerulean," using the Committee and its financial advisors and legal counsel, evaluated the strategic alternatives available to Cerulean, including the option of remaining independent, the option of undertaking a joint venture project with one or another party and the benefits presented to Cerulean and its shareholders by the Merger.

     Comparing Cerulean's value as a continuing independent entity with its value in combination with WellPoint. Based upon the information and analysis provided to the Committee and by the Committee to the Board of Directors, the Board of Directors considered that the value to be received by Cerulean shareholders in the Merger is substantially greater than that available in Cerulean as a continuing independent entity currently and for the foreseeable future.

     Liquidity for Cerulean shareholders. The Merger provides to Cerulean shareholders liquidity, which is not presently available to Cerulean shareholders, in the form of WellPoint Stock and, to the extent provided in the Merger Agreement, cash.

     Availability of additional resources. The Board of Directors considered the need for additional capital resources in order to achieve Cerulean's own business plan and the fact that these resources were more readily available to Cerulean in combination with WellPoint than as a continuing independent entity and that they were more readily available to Cerulean in a transaction with WellPoint than in a transaction with any other entity with whom a transaction was possible or in a stand-alone case.

     Changes and consolidations in the health care industry. The Board of Directors of Cerulean considered the current environment of the health care industry, especially the continuing shift from traditional indemnity products to managed care products, such as HMOs and PPOs, and the trend toward consolidation in the industry in order to obtain the advantage of scale in developing and delivering products in a cost-effective manner. The Board and the Committee considered that the Merger afforded Cerulean and its customers and shareholders a stronger vehicle with which to address these changes in the industry.

     Tax free nature of the transaction. The Board of Directors and the Committee considered the fact that for federal income tax purposes the Merger will qualify as a tax free reorganization for those Cerulean shareholders who do not elect to receive cash in the Merger. See "-- Certain Federal Income Tax Consequences of the Merger."

     Opinion of Morgan Stanley. The Board of Directors and the Committee considered the fact that Morgan Stanley has rendered its opinion that, as of the date of the opinion and subject to the assumptions made, matters considered and limitations on the review undertaken, the consideration to be received by the holders of Class A Stock, Class B Stock and Series A Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders. The opinion of Morgan Stanley is set forth in Appendix B and is incorporated herein by reference. The opinion of Morgan Stanley is further described at "-- Opinion of Cerulean's Financial Advisor."

     In addition to the positive factors set forth above, the Board of Directors of Cerulean considered several factors that it believed were potential negative aspects of Cerulean's entering into a merger transaction. With respect to the Board's consideration of the Merger Agreement and the Merger, the specific factors considered include (i) the potential for incurring a termination fee in the event of a termination of the Merger Agreement because (a) the Board of Directors of Cerulean authorizes Cerulean to execute a binding written agreement with respect to a transaction that Cerulean deems superior to the transaction contemplated by the Merger Agreement or (b) the holders of Class B Stock fail to approve the Merger, and (ii) the potential negative effects of a change in the product mix offered to subscribers. The terms of the termination fee, particularly the amount, were the subject of negotiations between the parties, and the Board ultimately accepted the size and terms of the termination fee contained in the Merger Agreement as necessary to limit subsequent competing offers to those that should be seriously considered. On balance, the Board of Directors concluded that the positive factors outweighed the negative factors and supported its recommendation to the Cerulean shareholders to approve the Merger Agreement and the consummation of the transactions contemplated thereby.

  WellPoint's Reasons for the Merger

     The WellPoint Board of Directors believes that the Merger is fair to and in the best interests of WellPoint. In reaching its decision, the Board of Directors considered a number of factors, including the factors listed below. In view of the number and wide variety of factors considered in connection with its evaluation of the Merger, the Board of Directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The Board of Directors viewed its position and recommendations as being based on the totality of the information and factors presented to and considered by it. In addition, individual directors may have given different weight to different information and factors.

     In reaching its decision, the Board of Directors consulted with WellPoint management with respect to strategic and operational matters. The Board of Directors also consulted with legal counsel with respect to the Merger Agreement and the Registration Rights Agreement and issues related thereto. The Board of Directors also consulted a financial advisor with respect to the financial aspects of the transaction.

     Strategic combination. The WellPoint Board of Directors considered the strategic importance of the Merger in that (i) it represents the first significant merger of two public for-profit licensees of the BCBSA, and (ii) it provides the combined company with an immediate material competitive position in Georgia, a state which WellPoint had previously targeted as a key priority for its national expansion efforts.

     The financial terms of the Merger. The WellPoint Board of Directors considered information concerning the business, earnings, operations, financial condition and prospects of WellPoint and Cerulean, both individually and on a combined basis, including, but not limited to, information with respect to recent and historic stock and earnings performance. The Board of Directors also considered the financial analyses and other information with respect to WellPoint and Cerulean presented to the Board of Directors by WellPoint's financial advisor, as well as the Board of Directors' own knowledge of WellPoint and Cerulean and their respective businesses.

     Complementary business. The WellPoint Board of Directors considered the complementary aspects of the businesses of the two companies. In particular, the Board noted that Cerulean is a BCBSA licensee, that Cerulean has a diverse membership with significant components of large employer groups and small groups and that Cerulean has a broad product range consisting of traditional indemnity insurance, PPO products, HMO products and administrative services products.

     Status of the health care industry. The WellPoint Board of Directors considered the status of the managed health care industry, including increasing competition, limited pricing flexibility, proposed regulatory initiatives and the advantages of relative size in negotiating favorable provider agreements and achieving favorable operating results. The Board also considered the continued consolidation within the managed health care industry and the importance of market position.

OPINION OF CERULEAN'S FINANCIAL ADVISOR

     Cerulean retained Morgan Stanley to act as Cerulean's financial advisor in connection with the Merger and related matters based upon Morgan Stanley's qualifications, expertise and reputation. On July 8, 1998, Morgan Stanley rendered an opinion (the "Morgan Stanley Opinion") to the Cerulean Board that, as of such date, and based upon and subject to the considerations set forth in such opinion, the consideration to be received by the holders of shares of Class A Stock, Series A Stock and Class B Stock pursuant to the Merger

Agreement is fair from a financial point of view to such holders. Morgan Stanley will not update the Morgan Stanley Opinion prior to the closing of the Merger.

     THE FULL TEXT OF THE MORGAN STANLEY OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS. THE MORGAN STANLEY OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF CLASS A STOCK, SERIES A STOCK AND CLASS B STOCK FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF SUCH OPINION AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY CERULEAN SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE MEETING HELD IN CONNECTION WITH THE MERGER. THE SUMMARY OF THE MORGAN STANLEY OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MORGAN STANLEY OPINION ATTACHED AS APPENDIX B HERETO. SHAREHOLDERS OF CERULEAN ARE URGED TO, AND SHOULD, READ THE MORGAN STANLEY OPINION CAREFULLY AND IN ITS ENTIRETY. THE MORGAN STANLEY OPINION IS DATED JULY 8, 1998 AND WILL NOT BE UPDATED PRIOR TO THE CLOSING OF THE MERGER.

     In arriving at the Morgan Stanley Opinion, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other information of Cerulean and WellPoint; (ii) reviewed certain internal financial statements and other financial and operating data concerning Cerulean and WellPoint prepared by the managements of Cerulean and WellPoint, respectively;
(iii) analyzed certain financial projections prepared by the management of Cerulean; (iv) discussed the past and current operations and financial condition and the prospects of Cerulean with senior executives of Cerulean; (v) discussed the past and current operations and financial condition and the prospects of WellPoint with senior executives of WellPoint; (vi) reviewed the reported prices and trading activity for the WellPoint Stock; (vii) compared the financial performance of Cerulean and WellPoint and the trading activity of the WellPoint Stock with that of certain comparable publicly-traded companies and their securities; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (ix) participated in discussions and negotiations among representatives of Cerulean and WellPoint and their financial and legal advisors; (x) reviewed the draft Merger Agreement and certain related documents; and (xi) performed such other analyses as Morgan Stanley deemed appropriate.

     In arriving at the Morgan Stanley Opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Cerulean. In addition, Morgan Stanley assumed that the Merger would be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger would be treated as a tax-free reorganization and/or exchange, each pursuant to the Code. Morgan Stanley assumed that in connection with the receipt of all necessary regulatory approvals for the proposed Merger, no restrictions would be imposed that would have a material adverse effect upon the contemplated benefits expected to be derived from the proposed Merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Cerulean, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley noted that the holders of Class B Stock would not have an election to receive cash in the Merger and, in receiving shares of WellPoint Stock in the transaction, may assume the market risk of holding such WellPoint Stock. Morgan Stanley also noted that the capital structure of Cerulean is comprised of three classes of stock, the Class A Stock, the Series A Stock and the Class B Stock, and Morgan Stanley expressed no opinion as to the relative fairness of the consideration to be received among the various classes or series of stock. The Morgan Stanley Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the Morgan Stanley Opinion.

     The following is a summary of certain of the financial analyses performed by Morgan Stanley in rendering the Morgan Stanley Opinion to the Cerulean Board of Directors on July 8, 1998.

     Comparable Company Analysis. As part of its analysis, Morgan Stanley compared certain financial information of Cerulean with the corresponding publicly available financial information of 16 other managed care companies similar to Cerulean and WellPoint (the "Comparable Companies"), including Aetna Inc., Cigna Corp, United Healthcare Corp., Foundation Health Systems, Maxicare Health Plans, PacifiCare Holding, Coventry Corporation, Health Power, Inc., Mid Atlantic Medical Services, Inc., Oxford Health Plans, RightCHOICE Managed Care, Sierra Health Services Inc., Trigon Healthcare, Inc., United American Healthcare Corp., United Wisconsin Services and WellCare Management Group. For each of the Comparable Companies, Morgan Stanley calculated (based on market information as of June 9, 1998, the latest publicly available reports filed with the Commission, and estimates of earnings per share and five-year projected growth rates based on First Call Corporation ("First Call") estimates as of June 9,
1998), among other things: (i) price to next twelve months earnings ratio; and
(ii) price to estimated calendar year 1998 earnings ratio to similar statistics for the Comparable Companies. Morgan Stanley then applied these multiples to corresponding financial data for Cerulean, which were based on certain financial projections prepared by the management of Cerulean (the "Cerulean Financial Forecast"), resulted in a range of possible equity values of $233,000,000 to $369,000,000 in the aggregate for Cerulean.

     In addition, Morgan Stanley compared as of June 9, 1998, among other things, Cerulean's latest twelve months and estimated fiscal 1998 margins (based on the latest publicly available 10-Ks and 10-Qs and the Cerulean Financial Forecast) to similar statistics for the Comparable Companies. A comparison of margins included, among other things, margins for latest twelve months Medical Loss Ratio, latest twelve months earnings before interest, taxes, depreciation and amortization ("EBITDA"), and latest twelve months net income. Morgan Stanley observed that the margins for Cerulean were slightly worse than the median of similar statistics for the Comparable Companies.

     No company utilized in the comparable companies analysis is identical to Cerulean. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Cerulean, such as the impact of competition on the business of Cerulean and the health care industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Cerulean or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

     Precedent Transactions Analysis. Morgan Stanley reviewed certain publicly available information regarding 21 selected change of control business combinations in the managed care industry (the "Comparable Transactions"). The Comparable Transactions included the acquisition of HMO America by United Healthcare; the acquisition of Ramsay by United Healthcare; the acquisition of TakeCare by FHP International Corp.; the acquisition of CareFlorida by Foundation Health; the acquisition of Intergroup by Foundation Health; the acquisition of GenCare by United Healthcare; the acquisition of Provident's healthcare lines by Healthsource; the acquisition of MetraHealth by United Healthcare; the acquisition of Emphesys Financial by Humana; the acquisition of the group life and health subsidiary of Massachusetts Mutual Life Insurance Company by WellPoint; the acquisition of HealthWise by United Healthcare; the acquisition of U.S. Healthcare by Aetna; the acquisition of FHP International Corp. by PacifiCare; the acquisition of Foundation Health by Health Systems International; the acquisition of the Group Benefits operations of John Hancock Mutual Life Insurance Company by WellPoint; the acquisition of Healthsource by CIGNA; the acquisition of Physicians Health Services by Foundation Health Systems; the acquisition of Physician Corporation of America by Humana; the acquisition of ChoiceCare by Humana; the acquisition of NYLCare by Aetna and the formerly pending acquisition of Humana by United Healthcare. For each of the Comparable Transactions, Morgan Stanley calculated equity value paid for the acquired company as a multiple of, among other things, (i) next twelve months earnings; (ii) next fiscal year earnings (based on First Call estimates); and
(iii) the premium paid above the market price of each acquired company's stock price one day prior to the announcement of the transaction. Morgan Stanley then applied these multiples to corresponding financial data for Cerulean (based on the Cerulean Financial Forecast and the Comparable Company Analysis) resulted in a range of possible equity values of $295,000,000 to $456,000,000 in the aggregate for Cerulean.

     No transaction utilized in the precedent transactions analysis is identical to the Merger. In evaluating precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Cerulean and WellPoint, such as the impact of competition on the business of Cerulean and WellPoint and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Cerulean or WellPoint or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

     Discounted Cash Flow Analysis. Morgan Stanley performed discounted cash flow analyses of Cerulean to determine a range of present values for Cerulean based on the Cerulean Financial Forecast. Unlevered free cash flow was calculated as the after-tax operating earnings of Cerulean (excluding any interest income and interest expense) plus depreciation and amortization, plus (or minus) net changes in non-cash working capital, minus projected capital expenditures. Morgan Stanley calculated terminal values by applying a range of multiples to net income in fiscal 2003 from 12.0x to 14.0x. The unlevered free cash flows and terminal values were then discounted to present values using a range of discount rates from 12.5% to 14.5%. Based on this analysis and the assumptions set forth above, Morgan Stanley calculated a range of possible equity values of $260,000,000 to $308,000,000 in the aggregate for Cerulean.

     Comparable Companies Trading Analysis. As part of its analysis, Morgan Stanley reviewed the recent stock price performance of WellPoint and compared such performance with that of the Morgan Stanley HMO Payor Index and the S&P
400. Morgan Stanley also reviewed selected publicly available research analysts' reports regarding WellPoint. In addition, Morgan Stanley compared the actual quarterly earnings for WellPoint versus the First Call median analysts' expectations as of the day of the earnings announcement and the First Call median analysts' expectations as of the day six months prior to the earnings announcement. Morgan Stanley observed that over the period from January 31, 1997 to June 9, 1998, the market price of WellPoint appreciated approximately 97% compared with an approximate appreciation of 31% and 41% for the Morgan Stanley HMO Payor Index and the S&P 400, respectively. Morgan Stanley also noted that the selected research analysts' price targets for the WellPoint Stock were all higher than the WellPoint market price at the time of their respective research reports. Morgan Stanley also observed that over the period from first quarter 1996 to first quarter 1998, with the exception of the first quarter 1998 actual earnings versus the First Call median analysts' expectations as of the day six months prior to the earnings announcement, WellPoint's actual earnings were equal to or higher than the First Call median analysts' expectations as of the day of the earnings announcement and the First Call median analysts' expectations as of the day six months prior to the earnings announcement.

     No company utilized in the Comparable Companies trading analysis is identical to WellPoint. In performing the Comparable Companies trading analysis, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of WellPoint, such as the impact of competition on the business of WellPoint and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of WellPoint or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

     Contribution Analysis. Morgan Stanley analyzed the pro forma contribution of each of Cerulean and WellPoint to the combined company. Such analysis included relative contributions of revenue, net income and membership at various time periods, as well as the review of a publicly available research report regarding WellPoint (the "WellPoint Financial Forecast"), which Morgan Stanley advised the senior management of WellPoint it would be using in performing its analysis. Such analysis showed that, based upon the WellPoint Financial Forecast and the Cerulean Financial Forecast, Cerulean's fiscal 1998 contribution would be approximately 21.3% of projected revenues, 5.6% of projected net income and 14.7% of projected membership. These contribution percentages did not take into account any assumptions regarding synergies or cost savings from the Merger, nor did they take into account any purchase accounting adjustments or changes in capital structure as a result of the Merger. Morgan Stanley observed that the aforementioned contribution percentages for Cerulean would compare to Cerulean's pro forma common stock ownership of approximately 9.9% (assuming that the Merger consideration was comprised entirely of shares of WellPoint Stock).

     Pro Forma Analysis of the Merger. Morgan Stanley performed certain pro forma analyses of the Merger on the earnings per share, capitalization and other financial ratios of the combined company. These analyses were based on the WellPoint Financial Forecast, the Cerulean Financial Forecast and estimates of synergies.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portion of Morgan Stanley's analyses, without considering all analyses, would create an incomplete view of the process underlying the Morgan Stanley Opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Cerulean.

     In performing its analysis, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cerulean and WellPoint. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Morgan Stanley's analysis of the fairness of the consideration to be received by the holders of shares of Class A Stock, Series A Stock and Class B Stock pursuant to the Merger Agreement from a financial point of view to such holders and were provided to the Cerulean Board of Directors in connection with the delivery of the Morgan Stanley Opinion. The analyses do not purport to be appraisals or to reflect the prices at which Cerulean might actually be sold. In addition, as described above, the Morgan Stanley Opinion was one of many factors taken into consideration by the Cerulean Board of Directors in making its determination to approve the Merger. The consideration to be paid pursuant to the Merger Agreement was determined through arm's-length negotiations between Cerulean and WellPoint and was approved by the Cerulean Board of Directors. Morgan Stanley did not recommend any specific consideration amount to Cerulean or that any consideration amount constituted the only appropriate consideration amount for the Merger. Consequently, the Morgan Stanley analysis described above should not be viewed as determinative of whether the Cerulean Board of Directors would have agreed to a different consideration amount.

     Cerulean retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. Morgan Stanley makes a market in WellPoint Stock and may continue to provide investment banking services to the combined entity in the future. In the course of its market-making and other trading activities, Morgan Stanley may, from time to time, have a long or short position in, and buy and sell the debt or equity securities and senior loans of WellPoint. Morgan Stanley has also acted as the co-lead underwriter and as a member of the lead group of underwriters in public offerings of WellPoint Stock for which it received fees. Morgan Stanley and its affiliates have, in the past, provided financial advisory services to Cerulean and WellPoint and their affiliates and have received fees for the rendering of such services.

     Pursuant to a letter agreement dated October 31, 1997 between Cerulean and Morgan Stanley, Cerulean has agreed to pay Morgan Stanley a fee for its financial advisory services in connection with the business combination. Cerulean has agreed to pay Morgan Stanley: (i) a transaction fee (the "Transaction Fee") of $5.4 million to be paid if the Merger is successfully completed and (ii) a quarterly advisory fee ("Advisory

Fees") of $250,000 throughout the engagement. The last two quarters (prior to Closing) of any Advisory Fees paid will be credited against the Transaction Fee. In addition, Cerulean has agreed to reimburse Morgan Stanley for its expenses related to the engagement and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities, including liabilities under federal securities laws, and expenses, related to or arising out of Morgan Stanley's engagement and the transactions in connection therewith.

CLOSING; EFFECTIVE TIME OF THE MERGER

     The Closing will take place no later than the date which is 30 days after the satisfaction or waiver of the conditions to be fulfilled at or prior to the Effective Time set forth in the Merger Agreement (the "Closing Date"), unless another date is agreed to by WellPoint and Cerulean. On the Closing Date, WellPoint and Cerulean will file Certificates of Merger (the "Certificates of Merger") with the Secretaries of State of Delaware and Georgia. The Effective Time will occur at the time of filing of the Certificates of Merger, or at such subsequent date or time as WellPoint and Cerulean will agree and specify in the Certificates of Merger. It is anticipated that, assuming all conditions are met,
the Merger will occur on or about           , 1999. See "CERTAIN PROVISIONS OF
THE MERGER AGREEMENT -- Conditions to the Consummation of the Merger."

CONSIDERATION TO BE RECEIVED IN THE MERGER


     The Merger Agreement provides for an aggregate amount of Merger Consideration of $500 million, subject to certain adjustments as provided in the Merger Agreement. Neither Cerulean nor WellPoint currently anticipate any adjustments to the Merger Consideration. Pursuant to the Merger Agreement, holders of each of the Class B Stock and the Class A Stock receive a portion of the aggregate Merger Consideration according to exchange ratios which, pursuant to their formulas, make an aggregate allocation of Merger Consideration among
(i) the holders of Class B Stock, on the one hand, and (ii) the holders of Class A Stock, Series A Stock and any Cerulean Rights into which the shares of Series A Stock are converted, on the other hand. The Series A Stock and any Cerulean Rights will be newly issued securities of Cerulean to be held by the Foundation Shareholders pursuant to the terms of the Settlement. The exchange ratios are based upon the conversion provisions of Article IV of the Articles of Incorporation of Cerulean. Pursuant to the Class A Stock exchange ratio, holders of Class A Stock, Series A Stock and Cerulean Rights will receive an aggregate amount of approximately $389 million of cash or an equivalent value of WellPoint Stock in the Merger assuming no adjustment to the aggregate Merger Consideration. Other than the Foundation Shareholders, all holders of Class A Stock were subscribers of Georgia Blue during the conversion period who received their Class A Stock as a part of the Conversion. Assuming a cashless exercise of the Warrants and no adjustments to the aggregate Merger Consideration, the Foundation Shareholders will receive approximately $83.5 million in cash or an equivalent value of WellPoint Stock, and the remaining $305.5 million will be distributed to all other holders of Class A Stock. This results in a value for each share of Class A Stock in the Merger of approximately $ per share, or
$     for each five shares of Class A Stock. Pursuant to the exchange ratios, the holders of Class B Stock will receive an aggregate amount of approximately $111 million of WellPoint Stock assuming no adjustment to the aggregate Merger Consideration. Holders of Class B Stock are not entitled to receive cash in the Merger.


  Merger Consideration to be Received by Holders of Class A Stock in the Merger

     Merger Consideration to be Received by Holders of Historical Class A Stock in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Class A Stock issued and outstanding as of the date of the Merger Agreement (the "Historical Class A Stock"), each share of Historical Class A Stock will be converted into the right to receive either (i) or (ii) below. All of the Historical Class A Stock is held by holders of Class A Stock whose shares of Class A Stock were a part of the Conversion and were the subject of the offering by Cerulean pursuant to its

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

prospectus dated May 14, 1996. Each share of Historical Class A Stock will be converted into the right to receive either:


          (i) a number of shares of WellPoint Stock equal to approximately
     $     (assuming no adjustment to the Merger Consideration) divided by the average closing price per share for WellPoint Stock, as traded on the NYSE for the 20 business days immediately prior to the day that is two business days prior to the Closing (the "Closing Price") (the "Class A Exchange Ratio"), or



          (ii) cash in an amount equal to approximately $     (assuming no
     adjustment to the Merger Consideration) (the "Cash Election Price");
     provided, however, that no more than                shares of the
     Historical Class A Stock will be converted into the right to receive the Cash Election Price.


     A holder of Historical Class A Stock will be entitled to receive cash for such holder's Historical Class A Stock only if the holder has elected to receive cash for all of such holder's Historical Class A Stock. Notwithstanding this provision, however, if holders of Historical Class A Stock, in the aggregate,
elect to convert more than           shares of Historical Class A Stock into the
Cash Election Price, each such electing holder's cash election will be reduced on a pro rata basis, and such holder's shares exceeding his or her pro rata portion will be converted into shares of WellPoint Stock according to the Class A Exchange Ratio.

     Holders of Historical Class A Stock who want to elect cash consideration will be able to make such an election in connection with the solicitation of proxies to approve the Merger. If a holder of Historical Class A Stock does not elect to receive cash, each share of Historical Class A Stock of such holder will be converted into WellPoint Stock according to the Class A Exchange Ratio. A holder's total number of shares will be converted only into whole shares of WellPoint Stock with cash in lieu of fractional shares.


     Merger Consideration to be Received by Holders of New Stock in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any outstanding shares of Class A Stock issued after the date of the Merger Agreement or of shares of Series A Stock, and of each outstanding Cerulean Right (collectively, such shares of Class A Stock and Series A Stock and units of Cerulean Rights are hereinafter referred to as the "New Stock") each share or unit of New Stock will be converted into the right to receive either (i) or (ii) below. The holders of New Stock are the Foundation Shareholders and any transferee of shares of New Stock received by the Foundation Shareholders pursuant to the Settlement. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- Settlement of Cerulean Conversion Litigation." Each issued and outstanding share or unit of such New Stock will be converted into the right to receive either:


          (i) a number of shares of WellPoint Stock equal to the Class A Exchange Ratio, or

          (ii) cash in an amount equal to the Cash Election Price, provided,
     however, that no more than           shares or units of New Stock will be
     converted into the right to receive the Cash Election Price; and provided further, however, that if holders elect to convert less than shares of Historical Class A Stock into the Cash Election Price, then the number of shares or units of New Stock which may be converted into the right to receive the Cash Election Price will be adjusted upward by an equal number of shares or units.

     If holders of New Stock, in the aggregate, elect to convert more than the number of shares or units of New Stock specified above into the Cash Election Price, each such electing holder's cash election will be reduced on a pro rata basis, and such holder's shares or units exceeding his or her pro rata portion will be converted into shares of WellPoint Stock equal to the Class A Exchange Ratio.

     Holders of New Stock who elect cash consideration will be provided an additional form to make such an election by Cerulean in connection with the consummation of the Merger. If a holder of New Stock does not elect to receive cash, each share or unit of such holder's New Stock will be converted into WellPoint Stock according to the Class A Exchange Ratio.

  Merger Consideration to be Received by Holders of Class B Stock in the Merger

     At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Class B Stock, each share of Class B Stock will be converted into the right to receive a number of shares of WellPoint Stock equal to approximately $2,220 divided by the Closing Price (the "Class B Exchange Ratio").

  Cash Holdback

     Notwithstanding any other provision of the Merger Agreement, in the event that Cerulean and its legal counsel, in consultation with counsel to WellPoint, determine that the cash which would otherwise be paid to holders of Outstanding Cerulean Shares (as defined below) under the Merger Agreement, when combined with other cash payable or potentially payable in connection with a proceeding brought by a Dissenting Shareholder or otherwise in connection with the Merger or the transactions contemplated under the Merger Agreement, would jeopardize the Merger qualifying as a reorganization under Section 368(a) of the Code, WellPoint, at the direction of Cerulean, will reserve payment of a portion of the cash consideration otherwise payable to such holders on a pro rata basis (the "Cash Holdback") until such time as Cerulean reasonably determines that the payment of the Cash Holdback would not jeopardize the Merger qualifying as a reorganization under Section 368(a) of the Code. In the event Cerulean ultimately determines that payment of all or a portion of the Cash Holdback cannot be made without unduly jeopardizing the qualification of the Merger as a reorganization under Section 368(a) of the Code, such holders will be paid in shares of WellPoint Stock (pursuant to the Class A Exchange Ratio) in lieu of payment of all or a portion of the Cash Holdback. "Outstanding Cerulean Shares" means each issued and outstanding share of Class A Stock, Class B Stock or Series A Stock and each unit of Cerulean Rights, other than shares of Class A Stock or Class B Stock as to which a demand for fair value has been validly made and perfected under the GBCC ("Cerulean Dissenting Shares").

TREATMENT OF FRACTIONAL SHARES

     No certificates representing fractional shares of WellPoint Stock will be issued in connection with the Merger. In lieu of any such fractional share, each holder of Outstanding Cerulean Shares who would otherwise have been entitled to a fractional share of WellPoint Stock will be paid an amount of cash equal to such fraction multiplied by the Closing Price. Notwithstanding anything to the contrary, in the event that Cerulean and its legal counsel, after consultation with counsel for WellPoint, determine that the payment of cash for such fractional share interests would jeopardize the treatment of the Merger as a reorganization under Section 368 of the Code, Cerulean will be entitled to require that WellPoint issue to shareholders electing to receive cash ("Electing Holders") a whole share of WellPoint Stock in lieu of a cash payment for such fractional share, in which case an amount equal to the difference between the Closing Price and the cash value of the fractional share interest will be subtracted from the cash consideration to be paid to such Electing Holders.

PROCEDURES FOR ELECTION AND RECEIPT OF MERGER CONSIDERATION

  Holders of Class A Stock

     Each holder of Class A Stock has received a proxy card with this Proxy Statement/Prospectus. IN ORDER TO RECEIVE THE MERGER CONSIDERATION, EACH HOLDER OF CLASS A STOCK MUST COMPLETE THE W-9 PORTION OF THE PROXY CARD AND RETURN THE COMPLETED PROXY CARD TO THE EXCHANGE AGENT. After consummation of the Merger, the Exchange Agent will deliver a certificate representing the number of whole shares of WellPoint Stock into which the shares of Class A Stock owned by the holder have been converted and, if appropriate, cash in the amount equal to the Cash Election Price and cash in lieu of fractional shares pursuant to the terms of the Merger Agreement and in accordance with the W-9 certification on the proxy card, together with any dividends or other distributions to which such holder is entitled.

     In order to receive cash, a holder of Class A Stock must complete the W-9 certification with the cash election box appropriately checked and return the proxy card in its return envelope so that it is received prior to or at the Meeting. If dividends or distributions are declared by WellPoint on WellPoint Stock after the Effective Time, such dividends or distributions will be payable on all shares of WellPoint Stock issued and outstanding, including those with respect to which no W-9 certification has been delivered. However, no dividends or distributions will be paid to any holder of Class A Stock who is to receive WellPoint Stock until the W-9 certification has been received. After consummation of the Merger, upon delivery of such W-9 certification, or as soon as practicable thereafter, all dividends or distributions which have become payable with respect to shares of WellPoint Stock between the Effective Time and the date of delivery of the W-9 certification will be paid, without interest thereon and less the amount of taxes, if any, required to be withheld or paid thereon by WellPoint.

  Holders of Class B Stock

     As soon as practicable after the Effective Time, a Transmittal Letter will be mailed by the Exchange Agent to each holder of outstanding shares of Class B Stock, informing those holders of the procedures to follow in forwarding stock certificates representing their shares of Class B Stock to the Exchange Agent. Upon receipt of a certificate representing Class B Stock ("Cerulean Certificates"), the Exchange Agent will deliver a certificate(s) representing the number of whole shares of WellPoint Stock into which the shares represented by the holders of Cerulean Certificates or a Transmittal Letter have been converted and cash in lieu of fractional shares pursuant to the terms of the Merger Agreement and in accordance with the Transmittal Letter, together with any dividends or other distributions to which such holder is entitled.

     Notwithstanding the foregoing, no holder of any Cerulean Certificate will receive any certificates representing WellPoint Stock or a cash payment until surrender of the holder's Cerulean Certificates (if any) to the Exchange Agent. After the Effective Time, each Cerulean Certificate representing shares converted into the right to receive WellPoint Stock will represent ownership of the number of shares of WellPoint Stock which the holder of the Cerulean Certificate will be entitled to receive. Whenever a dividend or distribution is declared by WellPoint on WellPoint Stock after the Effective Time, such dividends or distributions will be payable on all shares of WellPoint Stock issued and outstanding. However, no dividends or distributions will be paid to any holder of Class B stock until the Cerulean Certificates representing such shares, pursuant to the Transmittal Letter, have been surrendered to the Exchange Agent. Upon delivery of such Cerulean Certificates or as soon as practicable thereafter, all dividends or distributions which have become payable with respect to shares of WellPoint Stock represented by such surrendered Cerulean Certificates between the Effective Time and the date of delivery of such Cerulean Certificates will be paid, without interest thereon and less the amount of taxes, if any, required to be withheld or paid thereon by WellPoint.

LOST, STOLEN OR DESTROYED CERTIFICATES

     Holders of Class B Stock who are unable to furnish certificates for their shares of Class B Stock will be required to furnish an affidavit of loss in place of the lost, stolen or destroyed Cerulean Certificate, which will be used as the basis upon which WellPoint will deliver the WellPoint Stock to be received by such holder of Class B Stock.

     The registration notifications which were previously furnished to holders of Class A Stock in connection with the Conversion will not be required to be furnished as evidence of ownership and, therefore no affidavit of loss will be required in connection with Class A Stock. Instead, holders of Class A Stock will be required by the proxy card to certify their ownership to the Exchange Agent.

     At the Effective Time, the stock transfer books of Cerulean will be closed, and no transfers of shares of Class A Stock, Class B Stock, or Series A Stock or units of Cerulean Rights will thereafter be made.

REGULATORY APPROVALS; APPROVAL OF BCBSA

     It is a condition to the parties' respective obligations to consummate the Merger that any waiting period applicable to the Merger under the HSR Act will have expired or earlier termination thereof will have been granted, the consent of the Georgia Commissioner, together with any other state regulatory consents, will have been obtained, and the approval of the BCBSA of the consummation of the transactions contemplated by the

Merger Agreement will have been obtained. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Conditions to the Consummation of the Merger."

  U.S. Antitrust Filing


     Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including the Merger, may not be consummated unless certain waiting period requirements have expired or been terminated. On August 25 and on August 26, 1998, respectively, each of WellPoint and Cerulean filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Justice Department and the FTC. Under the HSR Act, the Merger could not be consummated until 30 days after the initial filing (unless early termination of this waiting period is granted) or, if the Justice Department or the FTC issues a Request for Documents and Other Additional Information (a "Second Request"), 20 days after WellPoint and Cerulean had substantially complied with such a Second Request (unless this period is shortened pursuant to a grant of early termination). The FTC granted an early termination of the HSR Act waiting period, effective September 4, 1998. No further action under the HSR Act is required so long as the Merger is consummated prior to September 4, 1999. The FTC, the Justice Department or others, however, could still take action under the antitrust laws with respect to the Merger, including seeking to enjoin the consummation of the Merger, to rescind the Merger, or to require the divestiture of certain assets of WellPoint or Cerulean.


  Georgia Commissioner


     Pursuant to the Georgia Insurance Code, and in order to consummate the Merger, the Georgia Commissioner must approve the change of control of Cerulean. To accomplish this, a Form A, as required by the Georgia Insurance Code, was filed with the Georgia Commissioner on November 4, 1998. Under the Georgia Insurance Code and regulations promulgated thereunder, Cerulean is required to forward a copy of the Form A filing to all shareholders of Cerulean, which is
expected to occur on or about             , 1999. As permitted by the Georgia
Insurance Code, this Proxy Statement/Prospectus will be used to satisfy many of the informational requirements of the Form A filing. The Georgia Insurance Code requires that a public hearing be held within thirty (30) days after the Form A filing is deemed complete by the Georgia Commissioner, with the insurer being obligated to give notice of the hearing to its shareholders. No time for the public hearing has been set, and it is not possible to estimate when such hearing will be held. The Georgia Commissioner is obligated to make a determination with respect to the proposed change of control within thirty (30) days after the conclusion of the public hearing. If an order permitting the Merger has not been issued by the Georgia Commissioner prior to July 1, 1999, the consumer advocate created by legislation adopted in the 1999 Georgia legislative session could participate in the proceeding. The Georgia Insurance Code provides that the Georgia Commissioner shall approve the change of control unless the Georgia Commissioner finds that (i) following the transaction, Cerulean's regulated subsidiaries would be unable to satisfy requirements for the issuance of insurance licenses; (ii) the Merger would substantially lessen competition or create a monopoly; (iii) the financial condition of WellPoint might jeopardize the financial condition of Cerulean or its subsidiaries or prejudice the interest of policyholders or remaining securityholders who are unaffiliated with WellPoint; (iv) the Merger is unfair and unreasonable to securityholders of Cerulean; (v) plans of WellPoint regarding the business, assets, structure or management of Cerulean are unfair and unreasonable to policyholders of insurance subsidiaries of Cerulean (including Georgia Blue) and not in the public interest; or (vi) permitting the Merger would not be in the interest of policyholders of insurance subsidiaries of Cerulean (including Georgia Blue) and the public because of the competence, experience and integrity of the persons who would control the operations of Cerulean after the Merger.


  Other State and Federal Approvals and Notices

     Several of the states in which GGL conducts business have statutes that require regulatory filings that allow the various state departments of insurance to assess the effects, if any, that certain transactions would have on competition in their respective states. These filing requirements are triggered based on market concentration thresholds. Cerulean does not believe that the Merger triggers any of these filing requirements and will file courtesy notifications with the Insurance Departments of Alabama, Mississippi, North Carolina,

South Carolina and Tennessee confirming that the applicable market concentration thresholds are not triggered by the Merger. Neither hearings nor approvals are required pursuant to these filings.

     In addition, HCFA must approve the transfer of control of certain Georgia Blue programs effected by the Merger.

  Blue Cross Blue Shield Association

     Pursuant to the bylaws of BCBSA, a change of control of any Blue Cross Blue Shield licensee, such as the change of control of Cerulean and Georgia Blue which will be effected by the Merger, requires the approval of the BCBSA. The process for obtaining approval is initiated by the entity seeking a license. Thereafter, BCBSA considers the application, and action is taken by its board of directors within 90 days of the filing of the application. In October 1998, WellPoint and Cerulean jointly submitted an application to the BCBSA seeking such approval. In November 1998, the BCBSA approved such application.

MERGER SUB

     Merger Sub, a Delaware corporation which is wholly owned by WellPoint, was incorporated by WellPoint solely to effect the Merger and has not carried on any activities to date other than those incident to its formation and the transactions contemplated by the Merger Agreement. At the Effective Time, Cerulean will merge into Merger Sub with Merger Sub continuing as the Surviving Corporation and changing its name to "Cerulean Companies, Inc."

     Because Merger Sub is an acquisition vehicle established solely to consummate the Merger, it does not have any executive officers other than Leonard D. Schaeffer, who has been appointed as President, and Thomas C. Geiser, who has been appointed as Secretary and Treasurer, in order to effect the consummation of the Merger. WellPoint expects that Messrs. Schaeffer and Geiser will continue as officers of the Surviving Corporation (as defined herein) after the Merger. In addition, certain other persons, to be determined prior to the Merger, are expected to become officers of Merger Sub and will continue as officers of the Surviving Corporation after the Merger.

     Messrs. Schaeffer and Geiser currently serve as the directors of Merger Sub. Mr. Schaeffer will continue to serve as a director of the Surviving Corporation following the Merger. It is anticipated that Mr. Geiser will resign from his position as director of Merger Sub immediately prior to the Merger. In addition, certain other persons, to be determined prior to the Merger, are expected to become directors of Merger Sub and will continue as directors of the Surviving Corporation after the Merger.

LISTING OF WELLPOINT STOCK ON THE NEW YORK STOCK EXCHANGE

     WellPoint Stock is currently listed on the NYSE under the symbol "WLP". Application is being made to list the shares of WellPoint Stock to be issued in the Merger on the NYSE. The listing on the NYSE of the shares of WellPoint Stock to be issued in the Merger is a condition to the consummation of the Merger. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Conditions to the Consummation of the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Cerulean Board of Directors, Cerulean shareholders should be aware that, as described below, certain members of Cerulean's management and the Cerulean Board of Directors may have interests in the Merger that are different from, or in addition to, the interests of Cerulean shareholders generally, and that may create potential conflicts of interest.

  Payments to Management Resulting from the Merger

     Consummation of the Merger triggers certain obligations of Cerulean to make payments to some members of management of Cerulean or to make contributions to a trust on behalf of some members of management. These payments and contributions are attributable to plans and individual agreements that have been adopted by Cerulean for these members of management. Each of the named executive officers of Cerulean will participate in the payments made under these plans and arrangements.

     Cerulean and WellPoint estimate that, upon consummation of the proposed Merger, (i) the total amount payable to participants of Cerulean's Performance Unit Plan (the "PUP," as described more fully below) will be approximately $27,890,000, (ii) the amount necessary to fund Georgia Blue's Supplemental Executive Retirement Plan (the "SERP," as described more fully below) and an agreement with Richard D. Shirk to provide him a nonqualified retirement benefit to supplement the benefit provided to him under the Retirement Plan (defined below) (the "RDS SERP," as described more fully below) will be approximately $12,385,515, and (iii) the excise tax, including gross-up, on these amounts may be as much as $13,991,290. Accordingly, the total cost of the obligations under these arrangements payable in consequence of the consummation of the Merger to some 285 key employees of Cerulean and Georgia Blue who are participants, including excise taxes and gross-up, has been estimated to be as much as $54,266,805. The following assumptions have been used in order to provide a conservative estimate of the total cost of these obligations: (i) an interest rate of 4.25% for calculating present values for purposes of the funding obligation under the SERP and the RDS SERP, (ii) a per unit value of $50.00 for calculating the obligation under the PUP, and (iii) an individual tax rate of 45%. This amount does not include certain annual bonuses which may be accelerated as a result of the consummation of the Merger. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Covenants of the Parties -- Adjustments to the Merger Price." No director other than Mr. Shirk, the Chief Executive Officer of Cerulean, is a participant in these plans.

     A description of the plans and agreements and the payments resulting from the Merger follows.

     Performance Unit Plan. On July 30, 1997, the Compensation Committee of the Board of Directors of Cerulean adopted the PUP, effective February 2, 1996, to replace the Cerulean Long-Term Incentive Plan. The objective of the PUP was to provide a reward to management for the growth in value of Cerulean. The PUP is administered by the Cerulean Compensation Committee and provides that the Compensation Committee will award up to an aggregate of one million units to designated key employees. The terms of the PUP established a beginning value of Cerulean of $221,100,000, as determined as of February 2, 1996, and, under the PUP, a beginning unit value of $22.11. Under the PUP, participants become vested in their units upon the occurrence of the earliest of a "Change in Control" of Cerulean, the participant's death, disability or retirement under the Cerulean tax-qualified retirement plan, the end of a Measurement Period (as defined in the PUP) or December 31, 1999. The term "Measurement Period" is defined in the PUP as the period beginning on February 2, 1996 and ending on the date when Cerulean's value is first determinable, i.e., upon a market event that creates a definite value and results in liquidity. The Cerulean Board is granted authority to determine when such a market event has occurred, until such time as Cerulean's common stock is listed or traded on a recognized United States exchange. Payments are to be made at the end of the Measurement Period; provided, that if a Change in Control of Cerulean (as defined in the PUP) occurs first, payment is to be made as soon as practicable thereafter. A "Change in Control" is defined in the PUP to include (i) an acquisition of 50% or more of Cerulean's voting stock; (ii) the termination of a majority of the members of the Cerulean Board of Directors within a two-year period without certain approvals; (iii) the approval by the Cerulean shareholders of any merger, consolidation or share exchange of the voting stock, a liquidation of Cerulean or any sale of 50% of Cerulean's assets or earning power; or (iv) the approval by the Cerulean shareholders of any merger, consolidation or share exchange which would result in the persons who were shareholders immediately before such transaction having beneficial ownership of less than 50% of the voting securities. Under this definition, the shareholders' approval of the proposed Merger will constitute a Change in Control for purposes of the PUP.

     In order for any amount to be payable under the PUP, the value of Cerulean must have increased sufficiently from the beginning unit value to meet the performance hurdle established under the PUP, which is the average yield of One-Year Treasury Bills (as specified in The Wall Street Journal on the published date nearest to the end of each quarter for the preceding year), compounded over the Measurement Period. Assuming that the value exceeds the performance hurdle, payment is to be made in the amount of the difference between the beginning unit value and the unit value at the end of the Measurement Period multiplied by the number of units awarded. Payment is to be made in cash, Cerulean stock or any combination of the two, subject to withholding for taxes. Payment is to be made as soon as practicable after the end of the later of (i) when vesting occurs or (ii) the end of a Measurement Period. The Merger establishes a value that satisfies the performance hurdle.


     One million unit awards have been granted to 285 key employees of Cerulean during 1998 and 1997. Awards to the named executive officers of Cerulean and the amounts that become payable to them under the PUP due to the Merger, assuming the purchase price of $500,000,000 (and therefore an ending unit value of $50.00; $50.00-$22.11 = $27.89 per unit), are as follows: Richard D. Shirk, 138,000 units, $3,848,820; Richard F. Rivers, 30,000 units, $836,700; John A.
Harris, 67,000 units, $1,868,630; Mark Kishel, 55,000 units, $1,533,950; and
Richard A. Steinhausen, 58,000 units, $1,617,620. The total of all payments under the PUP (1,000,000 units) is $27,890,000. The total of all payments under the PUP to key employees other than the named executive officers (652,000 units) is $18,184,280.



     Blue Cross and Blue Shield of Georgia, Inc. Supplemental Executive Retirement Plan. Effective as of July 1, 1996, Georgia Blue adopted the SERP to provide additional, nonqualified retirement benefits to a designated group of management employees. The SERP is administered by Georgia Blue's Compensation Committee and is designed as a supplement to the Non-Contributory Retirement Program for Certain Employees of Georgia Blue (the "Retirement Plan"). Participants are recommended by the Chief Executive Officer of Georgia Blue and designated by the Compensation Committee. In general, each participant in the SERP becomes entitled to receive a retirement benefit equal to the difference between (A) and (B) where (A) equals the benefit that the participant would be entitled to under the Retirement Plan calculated as if the participant were credited with two years of service for each year of actual service (up to a maximum of 30 years) and without application of the compensation or annual additions limitations imposed under Sections 401(a)(17) and 415 of the Code, and
(B) equals the sum of the participant's vested accrued benefit under the Retirement Plan and his vested accrued benefit under the Blue Cross and Blue Shield of Georgia, Inc. Executive Restoration Plan (the "Restoration Plan") and any other nonqualified defined benefit plan sponsored by Georgia Blue or any affiliate which pertains to the same periods of service.


     Benefits under the SERP generally become payable upon the participant's termination of employment due to disability or retirement after reaching age 55 and completing five years of service. Payments may be made in a lump sum or any form offered under the Retirement Plan. If payment commences before the participant's attainment of age 65, the benefit amount will be subject to a reduction of 0.25% for each month by which payment precedes the first day of the month coinciding with or next following the participant's attainment of age 62.

     The SERP provides that if a participant is terminated from employment within one year following a Change in Control (as defined below) for reasons other than death or disability, the participant becomes vested and entitled to receive all benefits accrued under the SERP as of the date of such termination if such termination arose from voluntary termination for "Good Reason" (as defined below) or dismissal without "Just Cause" (as defined below). In this instance, payment is to be made as of the later of the first day of the month following the termination of employment or the first day of the month following the participant's 55th birthday.

     The SERP contains a definition of "Change in Control" that is similar to that contained in the PUP, and the approval by shareholders of the Merger will meet the definition of a Change in Control. The term "Good Reason" is defined as the occurrence after a Change in Control of either a reduction in the nature or status of the participant's responsibilities or a reduction of the participant's base salary. The term "Just Cause" is defined as (i) an act of fraud, embezzlement, theft or other felonious criminal act; (ii) willful and continued failure to substantially perform his duties; or (iii) willful engagement in conduct that is demonstrably and materially injurious to Georgia Blue and its affiliated companies.

     The SERP is generally an unfunded obligation of Georgia Blue. As of January 1, 1997, Georgia Blue entered into a trust agreement with Wachovia Bank of North Carolina, N.A., as Trustee, to establish the Blue Cross and Blue Shield of Georgia, Inc. Nonqualified Retirement Trust (the "Trust"), to which Georgia Blue would contribute assets for the purpose of payment of the benefits under the SERP and other nonqualified plans, subject to the claims of Georgia Blue's creditors in the event of its insolvency or bankruptcy. The terms of the Trust provide that no later than 30 days following a Change in Control, Georgia Blue will make an irrevocable contribution to the Trust in an amount sufficient to fund more than 100% of the benefits accrued under the various nonqualified plans of Georgia Blue. For these purposes, the definition of "Change in Control" is similar to that contained in the PUP and the SERP documents. The Georgia Blue Board of Directors has the responsibility of informing the Trustee that a Change in Control has occurred. The timing of payment under the nonqualified plans is not accelerated due to the Change in Control.


     Eight individual key management employees participate in the SERP. The funding obligation of the Trust will require, within 30 days following the shareholders' approval of the proposed Merger, contributions to be made to the Trust for those individuals. Four of the named executive officers participate in the SERP, and the contributions attributable to their accrued benefits are
estimated as follows: Richard F. Rivers -- $     ; John A. Harris -- $     ;
Mark Kishel -- $     ; Richard A. Steinhausen -- $     . Contributions required
for the remaining executives are estimated at $       , of which $       is
attributable to an individual agreement with Stuart Gardner Wright, Chief Information Officer of Cerulean, granting credit for additional years of service for purposes of the SERP.


     Agreement for Supplemental Executive Retirement Benefits between Blue Cross and Blue Shield of Georgia, Inc. and Richard D. Shirk. On December 1, 1996, Georgia Blue entered into the RDS SERP, as amended by that certain First Amendment to the RDS SERP, dated March 7, 1998 with an effective date of January 1, 1998. Mr. Shirk becomes eligible for benefits under the RDS SERP upon the termination of his employment for any reason other than his voluntary termination without "Good Reason." The term "Good Reason" is defined in Mr. Shirk's employment agreement with Cerulean and Georgia Blue, dated January 1, 1997, as amended by that certain First Amendment to Employment Agreement dated March 7, 1998, with an effective date of January 1, 1998 (the "Employment Agreement"), as (i) any assignment of duties significantly different from those contemplated by the Employment Agreement or any material limitation in his authority, powers or responsibilities, (ii) failure to be elected or removal as a member of the Board of Directors of either Cerulean or Georgia Blue unless required by a change in Georgia law, (iii) receipt of any notice limiting the term of the Employment Agreement to two years, (iv) a material breach by either Cerulean or Georgia Blue of any of the material provisions of the Employment Agreement which are not cured within 30 days after notice, and (v) a Change in Control. For purposes of the Employment Agreement and the RDS SERP, the term "Change in Control" is defined as (i) the acquisition of ownership of stock or securities of either Cerulean or Georgia Blue representing 5% or more of the voting power of any class of stock or securities of either Cerulean or Georgia Blue (except as may be acquired by institutional investors if the stock or securities are traded on a recognized exchange or through the Nasdaq Stock Market); (ii) the date on which a majority of the members of the board of either Cerulean or Georgia Blue are no longer continuing directors, as defined in the license agreement between Cerulean and the BCBSA, originally dated February 2, 1996; (iii) approval by the shareholders of Cerulean or Georgia Blue of any merger, consolidation or share exchange as a result of which the securities of Cerulean or Georgia Blue will be changed, converted or exchanged into the shares of another corporation or the liquidation of Cerulean or Georgia Blue or the sale or disposition of 50% or more of the assets or earning power of either Cerulean or Georgia Blue; or (iv) approval by the shareholders of any plan of consolidation, merger or share exchange which would result in the persons who were shareholders immediately prior to such transaction retaining less than 50% of the voting power to elect directors of the surviving corporation. The approval by Cerulean's shareholders of the proposed Merger would constitute a Change in Control under this definition.

     The benefits payable under the RDS SERP vary, depending on Mr. Shirk's age at the time of his termination of employment. If he is less than age 55 at the time of his termination, his monthly benefit shall equal 2% of his "Final Average Earnings" times his years of credited service, minus 21% (which represents a reduction of 3% per year for each year that the benefit begins before age 62), minus the monthly annuity amount he would receive from the Retirement Plan, and minus the actuarial equivalent value of the monthly benefit he would receive from Social Security at age 62. If termination occurs after age 55 but before age 60, his monthly benefit would equal 2% of his Final Average Earnings for each of his first 25 years of credited service, minus 0.25% for each month that his termination precedes his 62nd birthday, plus 3% of his Final Average Earnings for each of his next five years of credited service, minus the monthly annuity amount he would receive from the Retirement Plan, and minus the actuarial equivalent of the monthly benefit he would receive from Social Security at age 62. If his employment is terminated after age 60, his monthly benefit would equal 65% of his Final Average Earnings, minus the monthly annuity amount he would receive from the Retirement Plan, minus the actuarial equivalent value of the monthly benefit he would receive from Social Security at age 62.

     For purposes of the RDS SERP, Mr. Shirk is deemed to have completed 25 years of credited service at age 55. For each year after age 55, he will earn an additional year of service, up to a maximum of 30 years. Pursuant to the First Amendment to the RDS SERP, dated December 1, 1996, the term "Final Average Earnings" is defined to equal one-twelfth of the final average earnings amount determined under the Retirement Plan, with the following modifications: (i) Final Average Earnings would not be limited to the compensation limits imposed by Section 401(a)(17) of the Code; (ii) cash incentive payments would be included, regardless of whether they were received or deferred by Mr. Shirk;
(iii) if his market target rate for any given calendar year exceeds his base salary rate, the market target rate is to be used in the calculation, and market target rate is to equal the 50th percentile market rate as determined by the Compensation Committee on an annual basis.

     The RDS SERP provides that the benefit should be continuously funded by Georgia Blue through a grantor trust. Georgia Blue has made contributions to the aforementioned Trust for this purpose.

     If Mr. Shirk terminates employment following a Change in Control for any reason other than voluntarily without Good Reason, the amount of his monthly benefit is to be the greater of the normal calculation described above (depending on his age at that time) or 60% of his Final Average Earnings, without reduction for early commencement, but with reductions for benefits payable under the Retirement Plan and Social Security. Benefits may be paid in a lump sum payment or any optional form of payment permitted under the Retirement Plan.


     Because Mr. Shirk's Employment Agreement defines "Good Reason" to include a Change in Control, he may voluntarily terminate his employment at any time following a Change in Control of Cerulean or Georgia Blue and be entitled to immediate payment of the benefits under the RDS SERP. In addition, due to the continuous funding requirement of the RDS SERP and the Change in Control funding requirement of the Trust, it is anticipated that contributions will be required to the Trust within 30 days of a Change in Control to prefund Mr. Shirks' entire benefit. The amount of Mr. Shirk's benefit under the RDS SERP is estimated at
$          . The Trust held assets valued at $1,206,464 as of December 31, 1998.


     In addition, as of January 1, 1997, Cerulean amended Mr. Shirk's Employment Agreement to state that Cerulean will provide Mr. Shirk an additional cash payment sufficient to cover any excise tax imposed on him under Sections 280G or 4999 of the Code on the total payments (made under the PUP, the RDS SERP, the Employment Agreement and any other plan or arrangement) he receives as a result of a Change in Control (the "Excise Tax Payment"), and an additional payment to cover the state and Federal income taxes and employment taxes on the Excise Tax Payment (the "Gross Up Payment.")

     Change in Control Severance Agreements. In January 1998, Cerulean entered into individual Change in Control Severance Agreements with 38 key employees. Ten executives entered into Tier I agreements, and 28 key employees entered into Tier II agreements. These agreements each have an initial term that ends on December 31, 2001, which is automatically extended for an additional year absent notice from either party or upon a public announcement of an intended Change in Control of Cerulean.


     The agreements provide that if, during the term of the agreement, the employment of the employee is terminated by Cerulean without "Cause," by the employee for "Good Reason" or due to disability following a public announcement of an intended Change in Control of Cerulean, or if Cerulean fails to renew the agreement within 90 days prior to the public announcement of an intended Change in Control, then the employee becomes entitled to payment of severance benefits in a lump sum no later than 30 days following termination of employment.

     The severance benefits for employees under the agreements include:

          (i) all earned but unpaid base salary, earned and accrued vacation pay, universal leave pay, unreimbursed business expenses and other amounts owed;


          (ii) an amount equal to two times (for Tier II, one times) the sum of
     (a) and (b) where (a) equals the greater of annual base salary at the time of termination or annual base salary prior to public announcement of intended Change in Control, and (b) equals the average of the bonuses, if any, received by the employee under the Cerulean Annual Incentive Plan during the two-year period that ended immediately before the year in which the public announcement of the intended Change in Control occurs;


          (iii) if the employee is at least age 50 or has completed ten "years of service" (as defined in the Retirement Plan) as of the date of termination, for purposes of calculating his benefits under the Retirement Plan, the SERP, the Restoration Plan or any other tax-qualified or nonqualified defined benefit pension plan, he shall be considered to be 100% vested as of the date of his termination and he shall be considered to have either three additional years of service or three additional years of age, whichever produces the greater benefit payable to the employee (except that the additional three years of service will not be eligible for the double counting under the SERP);

          (iv) an amount sufficient for the employee to purchase health and dental insurance, life insurance and long-term disability insurance coverage for himself and his dependents for 24 months, at the same cost and level of coverage as the employee had at his date of termination (with the COBRA continuation period beginning on date of termination); and

          (v) up to $20,000 (for Tier II, up to $10,000) of outplacement services from a nationally recognized outplacement firm chosen by the employee.

     The Change in Control Severance Agreements also provide that if a Change in Control occurs during the term of the agreement, or if an intended Change in Control is publicly announced within 90 days after the term of the agreement has ended, certain benefits become payable regardless of whether the employee is terminated from employment. These benefits include (i) the bonus, if any, which would be earned under the Cerulean Annual Incentive Plan if the level of goal achievement were annualized, then adjusted on a pro rata basis for the number of days that the employee was actually employed during the year; and (ii) the amount payable under the award to the employee under the PUP. These amounts are required to be paid no later than 30 days following the Change in Control. In addition, all stock options, restricted stock or performance shares that have been granted to the employee during the term of the agreement become fully vested upon a Change in Control. The definition of "Change in Control" in these agreements is similar to that contained in the PUP, and shareholder approval of the Merger will be a Change in Control.

     Each of the Change in Control Severance Agreements contains provisions requiring Cerulean to provide the employee an additional cash payment sufficient to cover any Excise Tax Payment and an additional Gross Up Payment.


     The four named executive officers who have entered into Tier I Change in Control Severance Agreements are Richard F. Rivers, John A. Harris, Mark Kishel, and Richard A. Steinhausen.


  Interests of Cerulean Directors

     The Merger Agreement provides that, from and after the Effective Time, the parties will not take any action which would have the effect of eliminating or impairing the rights of current or former officers and the directors of Cerulean prior to the Effective Time to be indemnified in accordance with the Cerulean Articles and the Cerulean Bylaws and applicable law.

     The Merger Agreement provides that, as of the Closing, one person who was a member of the Board of Directors of Cerulean on the date of the Merger Agreement will be nominated for election to the Board of Directors of WellPoint. As of the date of this Proxy Statement/Prospectus, this WellPoint Director has not been designated.

     Mr. Shirk is also a director of Cerulean. See "-- Interest of Certain Persons in the Merger." Joe M. Young is a director of Cerulean and an affiliate of a holder of Class B Stock. Frank J. Hanna, III, a director of Cerulean, is an affiliate of GSH which holds 80.16% of the Class B Stock. WellPoint will enter into the Registration Rights Agreement with GSH. See "RELATED
AGREEMENT -- Registration Rights Agreement." John W. Robinson, Jr. is a director of Cerulean and holds five shares of Class A Stock.


RESALE OF WELLPOINT STOCK; RESTRICTIONS ON RESALES BY AFFILIATES

     The shares of WellPoint Stock to be issued to Cerulean shareholders in the Merger will be registered under the Securities Act. These shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of Cerulean as that term is defined under the Securities Act. An affiliate of Cerulean, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Cerulean. Any subsequent transfer by an affiliate of Cerulean must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act.

     The Merger Agreement provides that WellPoint will enter into a registration rights agreement with each shareholder of Cerulean as of the date of the Merger Agreement that will be subject to the resale limitations of Sections (c) and (d) of Rule 145 in order to afford each such shareholder approximately the ability of all other Cerulean shareholders receiving WellPoint Stock to sell any or all of their WellPoint Stock at any time after consummation of the Merger. These restrictions will apply to GSH, which owns 80.16% of the outstanding Class B Stock and of which Frank J. Hanna, III, a director of Cerulean, is an affiliate. Accordingly, WellPoint will enter into the Registration Rights Agreement with GSH. Under the terms of the Registration Rights Agreement, WellPoint must, at the Effective Time, have an effective registration statement under the Securities Act with respect to any shares of WellPoint Stock received in the Merger by GSH allowing for sales of such shares on a delayed and continuous basis for at least 90 days following the Merger. In addition, GSH will have certain demand registration rights in accordance with the terms of the Registration Rights Agreement. See "RELATED AGREEMENT -- Registration Rights Agreement."

     To the best of Cerulean's knowledge, no Cerulean shareholder, other than GSH, will have any limitations on such shareholder's ability to sell all or any part of the shares of WellPoint Stock received by such shareholder in the Merger at any time after their receipt thereof.

CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


     In the opinion of Gibson, Dunn & Crutcher LLP ("Gibson Dunn"), counsel to WellPoint, and Long Aldridge, counsel to Cerulean, the following discussion sets forth certain federal income tax consequences of the Merger material to Cerulean shareholders. The following discussion does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon current provisions of the Code, temporary and final Treasury regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change (possibly on a retroactive basis) and any such change could affect the continuing validity of this summary. This discussion does not address the state, local, or foreign tax aspects of the Merger, or the consequences of transactions completed before or after the Merger. In addition, it does not discuss the United States federal income tax considerations that may be relevant to certain persons, including the Foundation and the other Foundation Shareholders and holders of options or others receiving compensation in connection with the Merger, and may not apply to certain holders subject to special tax rules, including dealers in securities, banks, insurance companies or tax-exempt organizations, holders subject to the alternative minimum tax or who hold their shares as part of a hedge, straddle or other risk reduction transaction, foreign holders and holders who acquired their shares of Class A Stock or Class B Stock pursuant to the exercise of options or otherwise as compensation.


     BECAUSE THE PARTICULAR TAX ATTRIBUTES OF EACH CERULEAN SHAREHOLDER WILL VARY AND THE TAX CONSEQUENCES OF THE MERGER WILL VARY DEPENDING UPON WHETHER A CERULEAN SHAREHOLDER RECEIVES IN THE MERGER SOLELY WELLPOINT STOCK, A COMBINATION OF CASH AND WELLPOINT STOCK, OR SOLELY CASH, WE URGE EACH CERULEAN

SHAREHOLDER TO CONSULT HIS, HER, OR ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, AND FOREIGN TAX LAWS.


     Gibson Dunn has rendered an opinion to WellPoint, and Long Aldridge has rendered an opinion to Cerulean, that the Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. These opinions have been filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part and are subject to the limitations, qualifications and assumptions referred to herein and in such opinions. Under the Merger Agreement, consummation of the Merger is conditioned upon the receipt by WellPoint of an opinion from Gibson Dunn, and the receipt by Cerulean of an opinion from Long Aldridge, reaffirming that the Merger will be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code. A waiver of this condition to the Merger by either Cerulean or WellPoint because the Merger would not be treated as a reorganization within the meaning of Section 368(a) of the Code would constitute a material change to this Proxy Statement/Prospectus and would necessitate an amendment hereto and a resolicitation of proxies. In rendering their opinions with respect to the accuracy of the discussion herein, and in rendering their opinions as to the status of the Merger as a "reorganization," such counsel has relied and will rely upon, and has assumed and will assume as accurate and correct certain factual matters, information contained in this Proxy Statement/Prospectus and certain representations as to factual matters made by WellPoint and Cerulean. Any inaccuracy or change with respect to such information, representations or assumptions, or any past or future actions by WellPoint or Cerulean contrary to such information, representations or assumptions could adversely affect the conclusions reached in the opinions and the tax discussion set forth below.



     These opinions represent and will represent such counsels' best judgments as to the tax treatment of the Merger, but will not be binding on the Internal Revenue Service ("the Service") or the courts. If, contrary to the conclusions reached in the opinions of counsel, the Merger is not treated as a "reorganization" within the meaning of Section 368(a) of the Code, the Merger will be a fully taxable transaction to Cerulean and to the Cerulean shareholders. Such treatment could give rise to a material tax liability to Cerulean and Cerulean shareholders. See "RISK FACTORS -- Risks Relating to the Merger -- Potential Adverse Federal Income Tax Treatment of the Merger." The balance of this discussion is based on the conclusion in the opinions that the Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code.


     Recognition of Gain or Loss by Cerulean Shareholders. Except as discussed below, a Cerulean shareholder who exchanges Class A Stock or Class B Stock solely for shares of WellPoint Stock will not recognize any gain or loss on such exchange. A Cerulean shareholder who exchanges Class A Stock for a combination of cash and WellPoint Stock and realizes gain will recognize such gain in an amount equal to the lesser of (i) the amount of gain realized by such shareholder (i.e., the excess of the sum of cash and fair market value of WellPoint Stock received by the shareholder over the shareholder's tax basis in the Class A Stock surrendered) and (ii) the amount of cash received by the shareholder. If, however, a Cerulean shareholder realizes a loss upon the exchange of Class A Stock for a combination of cash and WellPoint Stock, such loss cannot be recognized by the shareholder. Finally, a Cerulean shareholder who exchanges Class A Stock solely for cash in the Merger will recognize any gain realized and, depending on the particular circumstances of such shareholder, should recognize any realized loss.

     Character of Gain Recognized by a Holder of Class A Stock that Receives a Combination of Cash and WellPoint Stock. The character of the gain recognized upon the receipt of cash depends on the particular facts and circumstances relating to each Cerulean shareholder. Assuming the Class A Stock is a capital asset in the hands of the Cerulean shareholder, any gain recognized as a result of the receipt of cash will be characterized as capital gain unless the receipt of such cash is treated as having the effect of the distribution of a dividend under Section 356 of the Code, in which case the gain will be characterized as ordinary income to the extent of such shareholder's ratable share of the accumulated and undistributed earnings and profits of Cerulean. To determine whether any such gain is capital gain or ordinary income, a hypothetical redemption is deemed to occur under which a Cerulean shareholder that receives a combination of cash and WellPoint Stock is treated as (i) hypothetically receiving solely shares of WellPoint Stock in exchange for all of the shareholder's Class A Stock, and (ii) having a portion of such shares of WellPoint Stock (equal in amount to the cash actually received in the Merger) redeemed by WellPoint. The cash received in the hypothetical redemption will have the effect of a distribution of a dividend unless, under the redemption tests of Section 302 of the Code, such distribution (i) is "not essentially equivalent to a dividend" with respect to the shareholder or (ii) results in a "substantially disproportionate" redemption of such shareholder's equity interest in WellPoint.

     The hypothetical redemption will be "substantially disproportionate" with respect to a Cerulean shareholder if (i) the percentage of the total combined voting power of all classes of outstanding voting stock of WellPoint owned by the shareholder immediately after the hypothetical redemption is less than 50%,
(ii) the percentage of the voting stock of WellPoint owned by the shareholder immediately after the hypothetical redemption is less than 80% of the percentage of the voting stock of WellPoint deemed to be owned by the shareholder immediately before the hypothetical redemption, and (iii) the percentage of the value of the WellPoint Stock owned by the shareholder immediately after the hypothetical redemption is less than 80% of the percentage of the value of the WellPoint Stock deemed to be owned by the shareholder immediately before the hypothetical redemption. If the hypothetical redemption from a Cerulean shareholder fails to satisfy the "substantially disproportionate" test, such shareholder may nonetheless receive exchange treatment under the rules provided in Section 302 of the Code by satisfying the "not essentially equivalent to a dividend" test.

     A distribution to a Cerulean shareholder will satisfy the "not essentially equivalent to a dividend" test if it results in a "meaningful reduction" in such shareholder's proportionate stock interest in WellPoint. If a shareholder with a relatively minimal stock interest in WellPoint and no right to exercise control over corporate affairs suffers a reduction in his or her proportionate interest in WellPoint as a result of the hypothetical redemption, that shareholder should be regarded as having suffered a meaningful reduction of his or her interest in WellPoint. For example, the Service has held in a published ruling that in the case of a less than 1% shareholder who does not have management control over the corporation, any reduction in proportionate interest will constitute a "meaningful reduction."

     In applying these redemption tests, the Code requires that each Cerulean shareholder take into account not only the WellPoint Stock directly owned by the shareholder (including the WellPoint Stock received in the Merger), but also any WellPoint Stock owned by certain of the shareholder's family members, any WellPoint Stock owned by partnerships, trusts, corporations, and other entities in which the shareholder has an interest, and any WellPoint Stock that the shareholder has a right or option to acquire (collectively, the "Attributed Stock"). The Section 302 redemption tests described above and the application of the stock ownership attribution rules are complex and will depend upon each Cerulean shareholder's particular facts and circumstances. Each Cerulean shareholder who elects to receive a portion of the Merger consideration as cash is urged to consult its tax advisor to determine the character of any gain that may be recognized as a result of the Merger.

     If none of the redemption tests under Section 302 of the Code is satisfied, a Cerulean shareholder who exchanges shares of Class A Stock for a combination of shares of WellPoint Stock and cash will be treated as having received a dividend distribution in that exchange. The amount of such distribution will generally equal the amount of cash received by the Cerulean shareholder (but not in excess of the gain realized on the exchange pursuant to the Merger), and such amount will be treated as a dividend, and thus ordinary income, to the extent of such shareholder's allocable portion of the accumulated earnings and profits (as determined for federal income tax purposes) of Cerulean. If the amount of such distribution exceeds such shareholder's allocable portion of Cerulean's accumulated earnings and profits, the excess then will be treated as gain from the sale or exchange of such stock, and thus capital gain (provided that the stock deemed to be exchanged qualifies as a capital asset). If such distribution is taxable as a dividend to a corporate shareholder, it may be subject to the "extraordinary dividend" provisions of Section 1059 of the Code.

     Because the typical shareholder of Class A Stock is less than a 1% shareholder, if such a holder undergoes a reduction in his or her proportionate stock interest in WellPoint, does not own any WellPoint Stock other than that actually received or deemed to have been received in the Merger, is not considered to own any Attributed Stock and holds the Class A Stock as a capital asset, gain recognized as the result of the receipt of cash should be characterized as capital gain.

     Character of Gain Recognized by a Holder of Class A Stock that Receives Solely Cash. It is unclear whether the hypothetical issuance and redemption of WellPoint Stock discussed above applies to a Cerulean shareholder who receives solely cash and no WellPoint Stock in the Merger. If those principles apply, the character of gain recognized, as well as the ability to recognize any loss realized, by a Cerulean shareholder who receives solely cash and no WellPoint Stock in the Merger will apparently be determined by treating such shareholder as hypothetically receiving solely WellPoint Stock in the Merger that WellPoint thereafter redeems for cash. Alternatively, the Service may take the position that the tax treatment associated with solely receiving cash is determined by treating the Cerulean shareholder as having his Cerulean shares redeemed by Cerulean immediately prior to the Merger. In either case, provided that the redemption of the shareholder's shares satisfies one of the Section 302 redemption tests described above, or such redemption results in a "complete termination" of such shareholder's interest in Cerulean or WellPoint, depending on which analysis applies, determined by taking into account the stock attribution rules discussed above, such shareholder will be permitted to recognize loss, and will be required to recognize any gain realized on the exchange. Such gain or loss will be capital gain or loss, provided that the shares of Class A Stock were held by the Cerulean shareholder as a capital asset as of the Effective Time.

     If the redemption tests under Section 302 of the Code are not satisfied, the cash received by a Cerulean shareholder will be treated as a dividend distribution and thus ordinary income, to the extent of such shareholder's allocable portion of current and accumulated earnings and profits of Cerulean, and any excess will be treated as gain from the sale or exchange of such stock. Also, the Cerulean shareholder will not be permitted to recognize any loss, and special rules will apply for purposes of allocating the tax basis of the Class A Stock surrendered in the Merger. Cerulean shareholders who elect to receive solely cash in the Merger are urged to consult their own tax advisors regarding the tax consequences associated with such election. If a shareholder of Class A Stock owns no WellPoint Stock and no Attributed Stock, and holds the Class A Stock as a capital asset, gain recognized should be characterized as capital gain.

     Fractional Shares. Cash received by a Cerulean shareholder in lieu of any fractional share interest in WellPoint Stock will result in the recognition of gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the adjusted tax basis of Class A Stock or Class B Stock allocable to such fractional share interest. Such gain or loss will be capital gain or loss, provided that the Class A Stock or Class B Stock was held as a capital asset as of the Effective Time.

     Tax Basis and Holding Period of WellPoint Stock Received in the
Merger. The tax basis of the shares of WellPoint Stock received by a Cerulean shareholder upon the exchange of Class A Stock or Class B Stock for such WellPoint Stock pursuant to the Merger will be the same as the tax basis of the shares of Class A Stock or Class B Stock surrendered (less any portion of such basis allocable to any fractional share interest in any share of WellPoint Stock for which cash is received), increased by the amount of any gain recognized (whether treated as capital gain or a dividend) and decreased by the amount of any cash received. The holding period of such shares of WellPoint Stock will include the holding period of the Class A Stock or Class B Stock surrendered, provided that such shares of Class A Stock or Class B Stock were held by the Cerulean shareholder as a capital asset as of the Effective Time. Because the typical shareholder of Class A Stock has no tax basis in such stock prior to the Merger, the tax basis to such shareholder in the WellPoint Stock received shall equal zero.

     Cerulean Shareholder Reporting Requirements. A Cerulean shareholder who exchanges Class A Stock or Class B Stock for WellPoint Stock or exchanges Class A Stock for a combination of WellPoint Stock and cash pursuant to the Merger will be required to retain records and file with such shareholder's federal income tax return for the taxable year in which the Merger takes place a statement setting forth all relevant facts in respect of the nonrecognition of gain or loss upon such exchange. The statement is required to include (i) such shareholder's basis in the shares of Class A Stock or Class B Stock surrendered in the Merger, and (ii) the value of WellPoint Stock received (using fair market value as of the Effective Time) and the amount of any cash received in the Merger.

     Treatment of Cerulean, WellPoint, and Merger Sub. No gain or loss will be recognized by Cerulean, WellPoint, or Merger Sub as a result of the Merger.

ACCOUNTING TREATMENT

     It is expected that the Merger will be treated as a purchase for accounting and financial reporting purposes.

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

GENERAL

     The Merger Agreement provides that Cerulean will merge into Merger Sub, a wholly owned subsidiary of WellPoint formed to effect the Merger, with Merger Sub continuing as the surviving corporation (the "Surviving Corporation") and changing its name to "Cerulean Companies, Inc." This section of the Proxy Statement/Prospectus describes material provisions of the Merger Agreement. The description of the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. Capitalized terms in this section have the meanings assigned to them in the Merger Agreement. All shareholders of Cerulean are urged to read the Merger Agreement in its entirety.

ARTICLES OF INCORPORATION AND BYLAWS OF SURVIVING CORPORATION

     The Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and Bylaws of the Surviving Corporation, until amended in accordance with applicable law. At the Effective Time, the Certificate of Incorporation of Merger Sub will be amended to change its name to "Cerulean Companies, Inc."

DIRECTORS AND OFFICERS

     The directors and officers of Merger Sub immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains certain mutual representations and warranties by each of WellPoint and Merger Sub, jointly and severally, and Cerulean relating, among other things, to the following matters (which representations and warranties are subject, in certain cases, to specified exceptions and materiality qualifications): (i) corporate organization, standing, qualification and similar corporate matters; (ii) capitalization; (iii) absence of claims against capital stock or any other equity security; (iv) financial statements;
(v) absence of undisclosed liabilities; (vi) the accuracy of information supplied by each of WellPoint and Cerulean for inclusion in the Proxy Statement/Prospectus or the Registration Statement; (vii) documents filed by each of WellPoint and Cerulean with the Commission and the absence of material untrue statements in the information contained therein; (viii) the absence of conflict of the Merger Agreement with charter documents, laws or agreements;
(ix) required filings, consents and approvals for the execution of the Merger Agreement and the consummation of the transactions contemplated therein; (x) absence of changes or events with respect to each of WellPoint and Cerulean since March 31, 1998 that would have a material adverse effect on the business, assets, or financial condition of WellPoint and every entity in which WellPoint owns 50% or more of the outstanding equity, directly or indirectly, and which is material to the operations or financial condition of WellPoint (the "WellPoint Subsidiaries"), taken as a whole a "WellPoint Material Adverse Effect," or a material adverse effect on the business, assets or financial condition of Cerulean and every entity in which Cerulean owns, or will own prior to the Closing, 50% or more of the outstanding equity, directly or indirectly (the "Cerulean Subsidiaries"), taken as a whole, a "Cerulean Material Adverse Effect", respectively; and (xi) the absence of material untrue statements in the Merger Agreement or any certificates or other writings delivered pursuant to the Merger Agreement.

     In addition, the Merger Agreement contains certain additional representations and warranties by Cerulean relating to: (i) compliance with applicable laws; (ii) title to real and personal property; (iii) indebtedness;
(iv) intellectual property matters; (v) employee benefits matters; (vi) the absence of litigation that could reasonably be expected to have a Cerulean Material Adverse Effect; (vii) the absence of collective bargaining agreements;
(viii) absence of labor disputes that would have a Cerulean Material Adverse Effect; (ix) environmental matters; (x) required licenses and permits; (xi) maintenance of insurance; (xii) contracts and commitments; (xiii) tax matters;
(xiv) the absence of any broker or finder; (xv) year 2000 compliance matters;
(xvi) computation of reserves; and (xvii) financial statements filed with the DOI and the fair presentation of the financial condition and results of operations of Cerulean contained therein. Pursuant to the Merger Agreement, none of the respective representations or warranties of WellPoint, Merger Sub or Cerulean survive the consummation of the Merger.

COVENANTS OF THE PARTIES

  Conduct of Business Pending the Merger

     Conduct of Business of Cerulean. Pursuant to the Merger Agreement, pending the consummation of the Merger, Cerulean, through its own management, will operate and conduct the business of Cerulean. Cerulean has agreed that, except as consented to in writing by WellPoint, pending the Closing, Cerulean will operate and conduct its business, and that of the Cerulean Subsidiaries, only in the ordinary course in accordance with prior practices. Without limiting the foregoing and except as otherwise contemplated by the Merger Agreement, Cerulean (for purposes of the following, "Cerulean" will be deemed to include the Cerulean Subsidiaries) has agreed that it:

          (i) will maintain its assets in their present state of repair, will use its reasonable best efforts to keep available the services of its employees, and preserve the goodwill of its business and relationships with the customers, licensors, suppliers, distributors and brokers; and

          (ii) will not: (a) sell, transfer or dispose of its assets; (b) enter into new contracts or commitments with liabilities exceeding $5 million individually or $10 million in the aggregate; (c) mortgage or pledge its assets; (d) purchase capital assets exceeding $2 million individually or $10 million in the aggregate; (e) amend or terminate material agreements;
     (f) amend its charter or bylaws; (g) acquire any corporation, joint venture or other business, except for a purchase price less than $5 million individually or $10 million in the aggregate; (h) take any action that could cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code; (i) split, combine or reclassify its outstanding capital stock; (j) issue, sell or pledge any additional shares;
     (k) incur indebtedness; (l) adopt or amend any employment or other benefit plan or arrangement; or (m) modify its current investment policies.

     Conduct of Business of WellPoint. Pursuant to the Merger Agreement, WellPoint agreed that, except as consented to in writing by Cerulean, pending the Closing, WellPoint (for purposes of the following, "WellPoint" will be deemed to include the WellPoint Subsidiaries) will:

          (i) maintain its assets in their present state of repair, use its reasonable best efforts to keep available the services of its employees, and preserve the goodwill of its business and relationships with the customers, licensors, suppliers, distributors and brokers with whom it has business relations; and


          (ii) not amend its charter or bylaws in any manner which would adversely affect the ability of WellPoint to consummate the transactions contemplated by the Merger Agreement.


     Each of WellPoint and Cerulean has appointed an equal number of members to a transition team ("Transition Team") who will be the principal parties interacting with each other for purposes of preparing for the consummation of the Merger. Cerulean and WellPoint anticipate that the limitations provided in the Merger Agreement will not unduly interfere with Cerulean's management of its own operations during the period prior to the Effective Time.

  Access; New Information

     Pursuant to the Merger Agreement, each of Cerulean and WellPoint will be obligated to disclose promptly in writing to the other any new information which would result in a breach of their respective representations and warranties if such representation or warranty were made at the time of the discovery of the new information.

     In addition, pursuant to the Merger Agreement, the Transition Team will be responsible for developing an action plan for the combination of the businesses, including an information systems action plan. The Transition Team will meet monthly to review the financial performance of Cerulean and its affiliates, and at such meetings Cerulean will advise the Transition Team of the status of achieving Cerulean's then-current Operating Plan (defined under the Merger Agreement as the Cerulean operating plan as presented to WellPoint), including all of the material components thereof, such as sales, enrollment, revenues, investment income, quarterly claim trends, medical loss ratio, administrative expenses, net income, reserves and statutory capital. The Transition Team will be informed at each quarterly meeting of the applicable trends and retention experience arising from Cerulean's business planning and underwriting process.

     Subject to certain restrictions and the terms of the Confidentiality Agreement by and between Cerulean and WellPoint dated November 14, 1997, from and after the date of the Merger Agreement, WellPoint will have access during regular business hours to Cerulean's and any Cerulean Subsidiary's books, records, offices, personnel, counsel, accountants and actuaries as WellPoint may reasonably request.

  Transfer Taxes

     All sales or transfer taxes (including stock transfer taxes, document recording fees, real property transfer taxes and excise taxes) in connection with the consummation of the transactions contemplated by the Merger Agreement will be paid by WellPoint.

  Consents, Waivers and Authorizations; Governmental and Regulatory Approvals

     Under the Merger Agreement, Cerulean and WellPoint have agreed to use their best efforts to obtain all consents, waivers, authorizations, orders or approvals of, and make all filings and registrations with, any governmental commission, board or other regulatory body or any nongovernmental third party required for, or in connection with, the performance by them of the Merger Agreement and the consummation by them of the transactions contemplated thereby, or as may be required in order not to accelerate, violate, breach or terminate any agreement to which either party or any of their respective subsidiaries may be subject. Each party will cooperate fully with the other party in assisting it to obtain such consents, authorizations, orders and approvals. WellPoint and Cerulean will not take any action which could reasonably be anticipated to have the effect of delaying, impairing or impeding the receipt of any required approvals, regulatory or otherwise.

  Further Assurances

     Each of Cerulean and WellPoint agrees to use its best efforts to take and to do all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, including (i) the defending of any lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the transactions contemplated thereby, (ii) obtaining all governmental consents required for the consummation of the Merger and the transactions contemplated thereby, and (iii) making and causing their shareholders, as applicable, to timely make all necessary filings under the HSR Act.

  Public Announcements

     Cerulean and WellPoint have each agreed not to issue a press release or any other announcement with respect to the Merger or the transactions contemplated by the Merger Agreement without the prior written consent of the other, except as required by law or the regulations of the Commission or the NYSE in which case each of Cerulean and WellPoint will permit review by the other party of any such press release or announcement prior to its release or filing.

  Dividend on Class B Stock

     Immediately prior to the Closing, Cerulean will pay the accrued dividend on each share of Class B Stock then owing as provided in the Articles of Incorporation of Cerulean.

  Obligations with Respect to Merger Sub and Georgia Blue

     It is the intent of the parties that WellPoint and Merger Sub will (i) maintain Georgia Blue as a Georgia corporation or other Georgia legal entity separate and apart from WellPoint or Merger Sub, and (ii) fill a majority of the seats of the Board of Directors of Georgia Blue with residents of the State of Georgia.

  Appointment of Director of WellPoint

     As of the Closing, the nominating committee of the Board of Directors of WellPoint will nominate for election to the Board of Directors of WellPoint one person who was a member of the Board of Directors of Cerulean on the date of the Merger Agreement.

  Non-Solicitation

     So long as the Merger Agreement is in effect, neither Cerulean nor any Cerulean Subsidiary will, and each will use its best efforts to cause its representatives not to, directly or indirectly, solicit any proposal from a third party regarding a purchase, affiliation or lease of all or a material part of the assets of Cerulean, whether by sale of capital stock, merger, consolidation, sale or lease of material assets, affiliation, joint venture or other material transaction (a "Merger Proposal"). Neither the foregoing prohibition, nor any other provision of the Merger Agreement will be interpreted to prohibit Cerulean from (i) making any disclosure of information required by law, (ii) communicating any information to the shareholders of Cerulean to the extent necessary to comply with the fiduciary duties of the Board of Directors of Cerulean, or (iii) providing non-public information regarding Cerulean to, or negotiating with, any third party (provided such party is subject to an executed confidentiality agreement) that makes an unsolicited Merger Proposal; provided, however, that prior to any such action referred to in clause (iii), the Board of Directors of Cerulean will have determined in good faith after consultation with its outside legal counsel and financial advisors that such Merger Proposal, if accepted by Cerulean on substantially the terms presented, is likely to be consummated and would, if consummated, result in a transaction superior to the one contemplated by the Merger Agreement after taking into account all relevant factors, including, without limitation, the consideration to be received pursuant to such Merger Proposal (any such superior Merger Proposal being referred to herein as a "Superior Proposal").

     In the event that Cerulean terminates the Merger Agreement in connection with the receipt of a Superior Proposal, Cerulean will be required to pay a termination fee of $10 million to WellPoint. See "-- Termination; Termination Fees" below.

  Settlement of Conversion Litigation


     WellPoint and Cerulean agreed that Cerulean was authorized to (i) pay the amount of cash, (ii) authorize and issue the number of shares of Class A Stock and the Warrant for shares of Series A Stock, and (iii) do all other acts and pay all other expenses and fees that, in the opinion of counsel to Cerulean, are reasonably necessary in order to effectuate the settlement of the Conversion Litigation, all in compliance with the terms of the Settlement on July 8, 1998 (all of such actions, collectively, the "Settlement Actions"). Notwithstanding any other provision in the Merger Agreement to the contrary, the performance of any or all of the Settlement Actions will not violate any of the conditions to Closing set forth in the Merger Agreement and will not be included in any amount used in connection with the calculation of an amount constituting a Cerulean Material Adverse Effect. For a description of the Settlement, see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- Settlement of Cerulean Conversion Litigation."


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

  Agreements with Affiliates

     Cerulean will deliver to WellPoint a letter identifying all persons who, at the Effective Time, may, in the reasonable opinion of counsel to Cerulean, be deemed to be "affiliates" of Cerulean for purposes of Rule 145 under the Securities Act. Cerulean will use its best efforts to cause each person who is so identified as an "affiliate" to deliver to WellPoint on or prior to the Effective Time a customary written agreement reasonably satisfactory to WellPoint with respect to the shares of WellPoint Stock to be received by such affiliate in connection with the Merger.

  Adjustments to the Merger Price

     The Merger Agreement provides that the Aggregate Merger Price (as defined in the Merger Agreement) will be adjusted in accordance with the following:

          (a) Prior to the Closing, Cerulean will be entitled to request a private letter ruling from the Service regarding (i) the application of the provisions contained in Proposed Treasury Regulation sec. 280G-1, Q&A 24(b) or (c) to reduce certain obligations payable in connection with the PUP,
     (ii) the inapplicability of Section 280G of the Code to the funding of a rabbi trust upon a change of control for amounts accrued under Georgia Blue's Supplemental Executive Retirement Plan, Benefit Restoration Plan and certain other nonqualified plans (the "Rabbi Trust Plans"), and (iii) the inapplicability of Section 280G of the Code to certain bonus payments. If Cerulean has obtained a private letter ruling prior to the Closing providing that any Proposed Treasury Regulation sec. 280G-1, Q&A 24(b) or
     (c) would apply to payments under the PUP, that Section 280G of the Code is inapplicable to the funding of the rabbi trust upon the change of control for amounts accrued under any of the Rabbi Trust Plans, or Section 280G of the Code is inapplicable to the Annual Incentive Plan (each, an "Excluded Payment"), the parties agree that the Aggregate Merger Price will be increased by the amount of excise tax and related gross-up payments that would have otherwise been payable absent the treatment of such amounts as Excluded Payments up to a maximum increase in the Aggregate Merger Price of $10 million. Cerulean has decided not to file a request for such ruling.


          (b) In the event the aggregate costs or liabilities resulting from a change in control of Cerulean (excluding Excise Tax Payments and related Gross-Up Payments to executives) under certain management plans described above at "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Interests of Certain Persons in the Merger," and described in a memorandum incorporated into the Merger Agreement exceed the aggregate estimated cost of $38.5 million as specified in that memorandum by more than $1 million, then the Aggregate Merger Price will be reduced on a dollar-for-dollar basis by the amount of such excess and directly related costs (such as the Excise Tax Payments and the Gross Up Payments under Section 280G of the Code). Neither Cerulean nor WellPoint is currently aware of any reductions to the Aggregate Merger Price or of any circumstances that would warrant any such reductions.


          (c) The Aggregate Merger Price will be reduced to the extent of amounts paid by Cerulean to repurchase stock of Cerulean pursuant to the Settlement. For a description of the Settlement, see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- Settlement of Cerulean Conversion Litigation."

  Employee Benefits

     WellPoint and Merger Sub agree to provide to the retained employees of Cerulean and the Cerulean Subsidiaries employee benefits comparable to the employee benefits offered by WellPoint to its employees.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

  Conditions to Each Party's Obligations

     The respective obligation of each party to effect the Merger and the other transactions to be effected contemporaneously with or as a result of the Merger will be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) Shareholder Approval; Consummation of Merger. The Merger Agreement and the Merger will have been adopted at or prior to the Effective Time by the requisite vote of the shareholders of Cerulean in accordance with generally applicable law and the Articles of Incorporation and Bylaws of Cerulean, and the Merger will have been consummated concurrently with the Closing.

          (b) No Injunction. No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction will have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits or prevents the consummation of the transactions contemplated by the Merger Agreement, with each party agreeing to use its best efforts to remove any such impediment to the consummation of the Merger.

          (c) HSR Act. Any waiting period applicable to the Merger under the HSR Act will have expired, or earlier termination thereof will have been granted.

          (d) Effective Registration Statement. The Registration Statement will have been declared effective by the Commission and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceeding for that purpose will have been initiated or threatened by the Commission.

          (e) NYSE Listing. The WellPoint Stock issuable in the Merger will have been approved for listing on the NYSE upon notice of issuance.

          (f) Consent of Georgia Commissioner and Other State Regulators. The consent of the Georgia Commissioner, together with any other state regulatory consents, will have been obtained pursuant to an order which by its terms does not impose any Materially Burdensome Condition (as defined below), and be in full force and effect, except for those the failure of which to obtain or be in full force and effect would not have a "WellPoint Material Adverse Effect". "Materially Burdensome Condition" will mean a condition imposed upon Merger Sub, WellPoint, Cerulean or a Cerulean Subsidiary which differs materially in character, degree or scope from conditions commonly imposed by such consents and which would (i) materially limit the ability of Merger Sub to operate the businesses of Cerulean and the Cerulean Subsidiaries after the Merger or (ii) materially change the material terms of the transaction.

          (g) Approval of the BCBSA. The approval of BCBSA of the consummation of the transactions contemplated by the Merger Agreement shall have been obtained.

          (h) Closing Price. The Closing Price will be greater than or equal to $30 per share of WellPoint Stock, subject to appropriate adjustment in the event of a stock split, stock dividend, recapitalization or other similar event applicable to WellPoint Stock.

          (i) Superior Proposal. In the event that Cerulean has provided WellPoint with written notice of its intent to terminate the Merger Agreement as a result of Cerulean's acceptance of a Superior Proposal, the expiration of the seven (7) day period within which WellPoint may block termination by submitting an equivalent or superior offer shall have expired. See "-- Termination; Termination Fees" below.

  Conditions to Obligations of Cerulean

     The obligation of Cerulean to effect the Merger will be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived in writing by Cerulean:

          (a) Representations and Warranties True at Closing Date. As of the Effective Time, the representations and warranties of WellPoint and Merger Sub must be true and correct in all material respects as if made on and as of the Closing Date; provided, however, that with respect to the representations and warranties other than those already qualified by a WellPoint Material Adverse Effect, such representations and warranties will be deemed true and correct in all material respects unless the failure of such representations and warranties to be true and correct, whether individually or in the aggregate, would result in a WellPoint Material Adverse Effect.

          (b) Certificate Delivered. WellPoint and Merger Sub will have delivered to Cerulean a certificate executed by an authorized executive officer to the effect that each of WellPoint and Merger Sub has performed its obligations and that its representations and warranties are true at the Closing Date as described in (a) above.

          (c) Opinion of Counsel to Cerulean. Cerulean will have received from counsel to Cerulean an opinion, dated the Closing Date, that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

          (d) Fairness Opinion. The opinion of Morgan Stanley, dated as of the date of the Proxy Statement, that the value of the consideration to be paid to the shareholders of Cerulean in the Merger is fair from a financial point of view to the shareholders of Cerulean, will not have been withdrawn or amended or modified in any material respect.

          (e) Certificate of Merger. Merger Sub will have executed and delivered the Certificate of Merger as required by the Merger Agreement.

          (f) Appointment of Cerulean Director. WellPoint will have taken all action necessary to appoint to the Board of Directors of WellPoint the person nominated pursuant to the terms of the Merger Agreement.

          (g) Rule 145 Shares. WellPoint will have entered into a registration rights agreement with each person or entity which is a shareholder of Cerulean as of the date of the Merger Agreement that will be subject to the resale limitations of Sections (c) and (d) of Rule 145 promulgated under the Securities Act.

          (h) Required Consents. Any required material consents or approvals to be obtained by WellPoint and Merger Sub, as contemplated hereby, will have been obtained and be in full force and effect.

          (i) No Material Adverse Change. There will not have occurred any WellPoint Material Adverse Effect which has as its proximate cause an action or inaction by WellPoint since the date of the Merger Agreement.

          (j) Private Letter Ruling. In the event that a letter ruling from the Service has been obtained pursuant to the terms of the Merger Agreement concerning the several plans described above at "-- Covenants of the Parties -- Adjustments to the Merger Price," Cerulean and WellPoint will have agreed upon an amount of savings resulting from such ruling or, in the event an arbitration has been instituted by either party pursuant to the terms of the Merger Agreement, the arbitrator will have rendered a final and binding decision regarding the amount of savings. Obtaining such a letter ruling is not a condition to Closing, and such a letter ruling is not being obtained.

  Conditions to Obligations of WellPoint and Merger Sub

     In addition to the conditions to the obligations of Cerulean as described above, the obligation of WellPoint and Merger Sub to effect the Merger will be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived in writing by
WellPoint:

          (a) Representations and Warranties True at Closing Date. As of the Effective Time, the representations and warranties of Cerulean must be true and correct in all material respects as if made on and as of the Closing Date; provided, however, that with respect to the representations and warranties other than those already qualified by a Cerulean Material Adverse Effect, such representations and warranties will be deemed true and correct in all material respects unless the failure of such representations and warranties to be true and correct, whether individually or in the aggregate, would result in a Cerulean Material Adverse Effect; and provided further, that no representation or warranty will be violated by reason of the expiration of any Contract (as defined in the Merger Agreement) in accordance with its terms.

          (b) Certificate Delivered. Cerulean will have delivered to WellPoint a certificate executed by an authorized executive officer to the effect that Cerulean has performed its obligations and that its representations and warranties are true at the Closing Date as described in (a) above.

          (c) Opinion of Counsel to WellPoint. WellPoint will have received from counsel to WellPoint an opinion, dated the Closing Date, which will include an opinion to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of
     Section 368(a) of the Code.

          (d) Certificate of Merger. Cerulean will have executed and delivered the Certificate of Merger in accordance with the terms of the Merger Agreement.

          (e) Required Consents. Any required material consents or approvals to be obtained by Cerulean as contemplated hereby will have been obtained and be in full force and effect.

          (f) Settlement of Conversion Litigation. Cerulean will have effected a settlement of the Conversion Litigation, and such settlement will have been approved by the Superior Court of Fulton County in a final order (as determined under the terms of the Settlement) that effectuates a settlement of the Conversion Litigation and a dismissal of all claims brought by the plaintiffs thereto, with prejudice against the plaintiffs and the class represented thereby. The Settlement fully satisfies this condition.

          (g) No Other Litigation. There will not be pending any suit, litigation or other similar proceeding relating to the Conversion, or to the distribution of consideration contemplated by the Merger Agreement and as to which there is a significant likelihood of material liability to either WellPoint, Cerulean or any of their affiliates (a "Material Case"); provided, however, that in the event WellPoint notifies Cerulean that it considers a matter to be a Material Case, Cerulean and WellPoint agree that Cerulean may refer the matter to an arbitrator (under the procedures set forth in the Merger Agreement) for a determination of whether the matter is a Material Case. The Richmond County Litigation may be a Material Case, although it is too early for Cerulean or WellPoint to determine that fact. See "RISK FACTORS -- Risks Relating to the Merger -- The Richmond County Litigation."

          (h) No Material Adverse Effect. There will not have occurred any Cerulean Material Adverse Effect which has as its proximate cause an action or inaction by Cerulean since the date of the Merger Agreement.

          (i) Receipt of Agreements of Affiliates. WellPoint will have received from each person who is identified as an "affiliate" of Cerulean for purposes of Rule 145 under the Securities Act a customary written agreement with respect to the shares of WellPoint Stock to be received by such affiliate in the Merger.

          (j) Conversion of Warrants. Prior to the Effective Time, all outstanding Warrants to purchase Series A Stock will have been exercised in the manner specified in the related warrant agreement without payment of cash.

          (k) Amendment of Shareholders' Agreement. At least 10 days prior to the Effective Time, the Shareholders' Agreement will have been amended to eliminate from the definition of "Registrable Stock" any shares of WellPoint Common Stock issued in the Merger pursuant to a registration statement on Form S-4.

TERMINATION; TERMINATION FEES

  Termination

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by the shareholders of Cerulean:

          (a) By the written agreement of Cerulean and WellPoint;

          (b) By either of Cerulean or WellPoint if the Merger shall not have been consummated on or before the one year anniversary of the Merger Agreement (or such later date as may be agreed to by Cerulean and WellPoint); provided, however, neither Cerulean nor WellPoint may terminate the Merger Agreement under this Section if the failure has been caused by such party's material breach or default of its obligations under the Merger Agreement;

          (c) By Cerulean in writing, without liability, if WellPoint or Merger Sub shall have (i) materially breached any of their respective covenants or
     (ii) breached any of their respective representations or warranties which, individually or in the aggregate, has resulted in a WellPoint Material Adverse Effect, which breach is not cured within thirty (30) days after Cerulean has notified WellPoint of its intent to terminate the Merger Agreement pursuant to this subparagraph (c);

          (d) By WellPoint and Merger Sub in writing, without liability, if Cerulean shall have (i) materially breached any of its covenants or (ii) breached any of its representations or warranties which, individually or in the aggregate, has resulted in a Cerulean Material Adverse Effect, which breach is not cured within thirty (30) days after WellPoint has notified Cerulean of its intent to terminate the Merger Agreement pursuant to this subparagraph (d);

          (e) By either Cerulean or WellPoint in writing, without liability, if any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits or prevents the consummation of the transactions contemplated hereby, provided that WellPoint, Merger Sub and Cerulean will have used their respective best efforts to have any such order, statute, rule, regulation, executive order, stay, decree, judgment or injunction vacated, lifted or stayed and the same will not have been vacated, lifted or stayed within 30 days after entry, by any such court or governmental or regulatory agency;

          (f) By Cerulean in writing, without liability other than for a termination fee (as described below), if the Board of Directors of Cerulean authorizes Cerulean to execute a binding written agreement with respect to a transaction that constitutes a Superior Proposal; provided, however, that prior to any termination, (i) the Board of Directors of Cerulean shall have determined in good faith that contemplation of such Superior Proposal and terminating the Merger Agreement is necessary for such Board of Directors to comply with its fiduciary duties under applicable law, (ii) Cerulean shall have notified WellPoint in writing that it intends to enter into such an agreement and provide WellPoint with the then-current version of the proposed definitive documentation for such transaction and, (iii) WellPoint has not, within seven (7) days after the receipt of such written notice, provided a written offer that the Board of Directors of Cerulean determines in good faith, after application of the analysis set forth in the Merger Agreement, to be at least as favorable as the Superior Proposal; or

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

          (g) By either of Cerulean or WellPoint in writing, without liability other than for a termination fee payable by Cerulean to WellPoint in connection with a failure of the holders of Class B Stock to approve the Merger, if (i) Cerulean's shareholders decline to approve the Merger, (ii) the Georgia Commissioner declines to approve the Merger, (iii) the FTC or the Justice Department declines to approve the Merger under the HSR Act, or
     (iv) BCBSA declines to approve the Merger.

  Termination Fees

     In the event of termination pursuant to subparagraphs (f) or (g) above (if, but only if, in the case of subparagraph (g), such termination results from the failure of the holders of Class B Stock to approve the Merger), Cerulean will be obligated to pay to WellPoint within 15 days after such termination a termination fee of $10 million, which WellPoint and Cerulean agree will be the appropriate measure of liquidated damages of WellPoint and which will represent complete reimbursement of expenses incurred by WellPoint up to the date of termination and will constitute the total damages and sole remedy of WellPoint upon the termination of the Merger Agreement pursuant to subparagraphs (f) or
(g).

COSTS AND EXPENSES

     If the Merger is not consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs or expenses, subject to the rights of such party contemplated under the termination provisions of the Merger Agreement with respect to a willful breach, violation or default by the other party. See "-- Termination; Termination Fees" above.

AMENDMENT AND WAIVER

     No amendment, modification or alteration of the terms or provisions of the Merger Agreement will be binding unless the same will be in writing and duly executed by the parties thereto.

     Any of the terms or conditions of the Merger Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of the Merger Agreement will be deemed to be or will constitute a waiver of any other provision of the Merger Agreement (whether or not similar).

DISSENTERS' RIGHTS

     Pursuant to Sections 14-2-1301 through 14-2-1332, inclusive, of the GBCC, a Dissenting Shareholder who desires to receive the fair value of his or her Class A Stock or Class B Stock in cash by following the procedure described below rather than to receive the Merger Consideration as part of the Merger may do so if he or she complies with the provisions of the GBCC pertaining to the exercise of dissenters' rights. The right to exercise dissenters' rights was granted to the holders of Class A Stock and holders of Class B Stock by resolution of the Cerulean Board of Directors and the provisions of the GBCC, respectively. The following is a summary of the provisions of the GBCC and is qualified in its entirety by reference to such provisions, a copy of which is attached as Appendix C hereto.

     The GBCC provides that any Dissenting Shareholder desiring to object to the Merger and receive payment in cash for the fair value of his or her Class A Stock or Class B Stock must deliver, prior to the vote of the holders of Class A Stock or Class B Stock, respectively, written notice of his or her intent to demand payment of the fair value of his or her shares of Class A Stock or Class B Stock if the Merger is effectuated. The notice must be delivered to Cerulean Companies, Inc., 3350 Peachtree Road, N.E., Atlanta, Georgia 30326, Attention:
Hugh J. Stedman, Corporate Secretary. Further, the Dissenting Shareholder must not vote his or her shares in favor of the Merger Agreement.

     If the Merger Agreement and the transactions contemplated thereby are approved by the Cerulean Shareholders, Cerulean is required to send by registered or certified mail the Dissenters' Notice to each of the Dissenting Shareholders who filed a written notice of his or her intent to dissent. The Dissenters' Notice shall

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

(i) state where the Dissenting Shareholders' First Payment Demand (as defined below) must be sent, (ii) inform the holders of uncertificated shares to what extent transfer of such shares will be restricted after payment demand is made,
(iii) state the date by which Cerulean must receive the First Payment Demand, which date shall be fixed by Cerulean and shall not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is delivered, and (iv) contain a copy of Article 13 of the GBCC relating to dissenters' rights. Any Dissenting Shareholder who voted for or consented in writing to the Merger Agreement shall not be entitled to a Dissenters' Notice from Cerulean or to receive payment of the fair value of his or her shares of Class A Stock or Class B Stock pursuant to the dissenters' rights provisions of the GBCC. Cerulean is required to send the Dissenters' Notice to each of the Dissenting Shareholders no later than ten days after the date on which the Cerulean shareholders vote to authorize the Merger Agreement and the transactions contemplated thereby. The Dissenters' Notice will be sent to each Dissenting Shareholder at his or her address as it appears in the stock transfer books of Cerulean or at such address as the Dissenting Shareholder supplies by notice to Cerulean.

     Each Dissenting Shareholder to whom Cerulean sends a Dissenter's Notice must demand payment for his or her shares by written notice to Cerulean (the "First Payment Demand") in accordance with the terms of the Dissenters' Notice. The First Payment Demand must contain the name and address of the Dissenting Shareholder, the number of shares as to which the Dissenting Shareholder is demanding payment (which must be all of the shares of capital stock of Cerulean which he or she owns) and a demand for payment to the Dissenting Shareholder of the fair value of his or her shares. Any Dissenting Shareholder who does not submit a First Payment Demand as set forth in the Dissenters' Notice shall lose his or her rights to dissent and shall not be entitled to payment for his or her shares pursuant to the dissenters' rights provisions of the GBCC.

     Within ten days of the later of the Closing Date of the Merger or Cerulean's receipt of the First Payment Demand, Cerulean shall offer to pay the Dissenting Shareholders who have complied with the provisions of the GBCC the amount Cerulean estimates to be the fair value of the shares plus accrued interest. Cerulean's offer of payment shall be accompanied by (i) Cerulean's balance sheet as of the fiscal year ended not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any; (ii) a statement of Cerulean's estimate of the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the Dissenting Shareholder's right to demand payment of a different amount if the Dissenting Shareholder is dissatisfied with the offer; and (v) a copy of Article 13 of the GBCC.

     If a Dissenting Shareholder accepts Cerulean's offer by providing written notice to Cerulean within 30 days after the date the offer is made or is deemed to have accepted such offer by failure to respond within said 30 days, Cerulean shall make payment for the Dissenting Shareholder's Class A Stock within 60 days after the date Cerulean made the offer or the date on which the Merger occurs, whichever date is later. If a Dissenting Shareholder is dissatisfied with Cerulean's offer, such Dissenting Shareholder may notify Cerulean in writing of, and demand payment of, his or her own estimate of the fair value of his or her shares and the amount of interest due (the "Second Payment Demand"). A Dissenting Shareholder waives his or her right to demand payment of a different amount than that offered by Cerulean unless such Dissenting Shareholder makes a Second Payment Demand within 30 days after the date Cerulean makes its offer.

     In the event a Dissenting Shareholder's Second Payment Demand remains unsettled within 60 days after Cerulean receives the Dissenting Shareholder's Second Payment Demand, Cerulean shall commence a nonjury equitable valuation proceeding in the Superior Court of Fulton County, Georgia to determine the fair value of the shares and accrued interest. Cerulean shall make all Dissenting Shareholders whose Second Payment Demand remains unsettled parties to the court proceeding. In the proceeding, the court will fix a value of the shares and may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value. If Cerulean does not commence the proceeding within 60 days after receiving the Dissenting Shareholder's Second Payment Demand, Cerulean shall pay each Dissenting Shareholder whose Second Payment Demand remains unsettled the amount demanded by each such Dissenting Shareholder in his or her Second Payment Demand.

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

     The determination of a "fair value" necessarily involves matters of judgment upon which reasonable persons may disagree. The GBCC provides that, for purposes of dissenters' rights, the value of the Class A Stock or Class B Stock is determined immediately before the Effective Time and that the fair value excludes any appreciation or depreciation in anticipation of the Merger.


     At the time of the Meeting, Cerulean will calculate the total number of shares of Class A Stock and of Class B Stock which are the subject of appropriate notices from Dissenting Shareholders, and Cerulean and WellPoint will determine the appropriate amount to be withheld from the cash available to other shareholders who make the Cash Election described at "PROPOSAL
1 -- APPROVAL OF THE MERGER -- Consideration to be Received in the Merger."


                               RELATED AGREEMENT

REGISTRATION RIGHTS AGREEMENT


     Under the terms of the Merger Agreement, WellPoint agreed to enter into the Registration Rights Agreement with GSH. As an affiliate of Cerulean, GSH's resales of the shares of WellPoint Stock that it receives in the Merger will be subject to the resale restrictions of Rule 145 promulgated under the Securities Act as described at "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Interests of Certain Persons in the Merger." In order to partly address these restrictions, which are not applicable to other Cerulean shareholders receiving WellPoint Stock in the Merger, the Registration Rights Agreement grants certain rights to GSH to cause WellPoint to register GSH's shares of WellPoint Stock under the Securities Act as described below.


     Shelf Registration Rights. The Registration Rights Agreement provides that at the Effective Time, WellPoint will have effective a registration statement (the "Shelf Registration Statement") under the Securities Act providing for resales by GSH of its shares of WellPoint Stock, and this Shelf Registration Statement will remain effective for a period ending on the 90th day after the Effective Time. However, after 30 days from the Effective Time, upon receipt of written notice from WellPoint, GSH must refrain from making any sales under the Shelf Registration Statement for one period of up to ten days. The effective period of the Shelf Registration Statement will be extended by the number of days that GSH refrained from effecting transactions as requested by such written notice from WellPoint.

     Demand Registration Rights. GSH is entitled to make up to four demands (each a "Demand") that WellPoint register shares of WellPoint Stock held by GSH with an aggregate market value of at least $1 million on each occasion, provided that WellPoint has the option to repurchase any shares that are the subject of a Demand. If WellPoint does not exercise its repurchase option, it is obligated to use its best efforts to effect the requested registration under the Securities Act, provided, that:

          (A) if, prior to receipt of a registration request, WellPoint has commenced a financing plan, and a registration at the time and on the terms requested could materially and adversely affect or interfere with such financing plan, WellPoint will not be required to effect a registration until the earliest of (i) the abandonment of such offering, (ii) 30 days after the termination of such offering, (iii) the termination of any "hold back" period obtained by the underwriters of such offering, or (iv) 30 days after receipt by GSH of the written notice from WellPoint; or

          (B) if either (i) the filing of a registration statement could jeopardize or delay a material transaction other than a financing plan contemplated by WellPoint or would require the disclosure of material information that WellPoint needs to preserve as confidential, or (ii) WellPoint then would be unable to comply with the requirements of the Commission, then WellPoint will not be required to effect a registration until the earlier to occur of (x) the date upon which such contemplated transaction is completed or abandoned or such material information is otherwise disclosed to the public or ceases to be material or WellPoint is able to so comply with applicable Commission requirements, as the case may be, and (y) 30 days after WellPoint makes such good-faith determination;

provided, that WellPoint will only be permitted to delay a requested registration once during the term of the Registration Rights Agreement, whether in reliance on subsection (A) or (B) above.

     WellPoint must keep any registration statement filed pursuant to a Demand effective for 30 days. One of GSH's Demands may be for an underwritten offering, provided that such Demand must relate to the registration of shares of WellPoint Stock with an aggregate market value of at least $20 million.

     Piggyback Registration Rights. Subject to certain limitations set forth in the Registration Rights Agreement, if, at any time during the term of the Registration Rights Agreement, WellPoint proposes to register any of its WellPoint Stock or any other of its common equity securities (but not including debt instruments or preferred stock convertible into its common equity securities) under the Securities Act (other than a registration on Form S-4 or Form S-8), GSH will have certain rights to include in such registration statement such number of its shares of WellPoint Stock as GSH may request.

     The California Foundation's Rights. Under the Amended and Restated Registration Rights Agreement dated as of August 4, 1997, between WellPoint and the California Foundation, the California Foundation holds registration rights consisting of one demand right per year (the "Foundation Demand"), a single additional demand registration right and unlimited piggyback registration rights. The Registration Rights Agreement provides that WellPoint will not effect more than one registration statement pursuant to a Foundation Demand during the pendency of the Shelf Registration Statement. After the filing of the registration statement that is the subject of a Foundation Demand, upon the request of the California Foundation, GSH will not request registration of its shares of WellPoint Stock and will suspend sales under any then-effective registration statement for up to 45 days beginning on the date that is requested by the California Foundation, which date will not be later than the completion of the California Foundation's offering. The effective period of the Shelf Registration Statement will be extended by the number of days that GSH was unable to effect transactions pursuant to such a request by the California Foundation.

     Term. The Registration Rights Agreement will expire upon the earlier to occur of (i) one year from the date of the Registration Rights Agreement, and
(ii) the date on which GSH no longer owns any shares of WellPoint Stock or other securities into which shares of WellPoint Stock may be converted or changed, the disposition of which requires registration under the Securities Act.

     Expenses and Indemnification. WellPoint will pay all registration expenses in connection with any registration made under the Registration Rights Agreement, except any commissions or underwriting discount. WellPoint has agreed to indemnify GSH against certain liabilities in connection with any registration statement.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SETTLEMENT OF CERULEAN CONVERSION LITIGATION

     On September 3, 1997, plaintiffs, Let's Get Together, Inc.; Statewide Independent Living Council of Georgia, Inc.; Living Independence for Everybody, Inc.; Aids Survival Project, Inc.; Women's Policy Education Fund, Inc.; Disability Connections -- The Middle Georgia Center for Independent Living, Inc.; Physicians for a National Health Program, Inc.; Campaign for a Prosperous Georgia, Inc.; and Friends and Survivors Standing Together, Inc., on behalf of themselves and others similarly situated (collectively, "Plaintiffs"), filed a Complaint for Declaratory Judgment and Other Relief (the "Complaint") against defendants, the Georgia Commissioner, Georgia Blue and Cerulean in the Superior Court of Fulton County, Georgia. The Plaintiffs alleged in the Complaint that they are non-profit charitable organizations under Section 501(c)(3) of the Code and sought to represent a class of plaintiffs consisting of all non-profit corporations under Section 501(c)(3) of the Code in the State of Georgia on December 27, 1995, excluding any subsidiaries or affiliates of Georgia Blue or Cerulean. In the complaint, Plaintiffs sought a declaratory judgment that the statute pursuant to which Georgia Blue converted from a non-profit corporation to a for-profit business corporation is unconstitutional under the Constitution of the State of Georgia and the Constitution of the United States of America; that the provisions of the statute, as applied to the conversion and acquisition of Georgia Blue by Cerulean, unconstitutionally took the fair market value of the assets of Georgia Blue from the public trust in violation of vested rights, due process, the anti-gratuities doctrine, the separation of powers doctrine, and the cy pres doctrine; that the Conversion Order issued by the Georgia Commissioner on December 27, 1995 (the "Conversion Order") was null and void because it was based on unconstitutional statutory provisions; and that the fair market value of the assets of Georgia Blue as of December 27, 1995 is subject to a charitable trust of which Plaintiffs and their class members are designated beneficiaries. Plaintiffs also sought an order from the Court that the fair market value of the assets of Georgia Blue be returned to a public charitable trust for the benefit of Plaintiffs and their class members, and that Plaintiffs be awarded their expenses of litigation and attorneys fees. Plaintiffs subsequently amended their Complaint to include claims for money had and received and unjust enrichment arising out of these same allegations.


     On October 3, 1997, Georgia Blue and Cerulean filed answers to the Complaint denying liability and asserting certain affirmative defenses and on October 31, 1997, filed a Motion to Dismiss Or, In the Alternative, Motion for Summary Judgment (the "Motion to Dismiss"), along with supporting pleadings and evidence. The Motion to Dismiss sought an order from the Court dismissing all of Plaintiffs' claims against Georgia Blue and Cerulean in their entirety. The parties have conducted discovery, including depositions and document production. The Motion to Dismiss was pending before the Court at the time of the settlement of the Conversion Litigation.

     On November 3, 1997, Plaintiffs, as Petitioners, filed a Petition for Judicial Review (the "Judicial Review Petition") in the Superior Court of Fulton County, Georgia seeking to have that Court set aside an order entered by the Georgia Commissioner on October 3, 1997, in which the Georgia Commissioner denied a petition filed by the Plaintiffs on September 3, 1997 seeking substantially the same relief from the Georgia Commissioner as was set forth in the Complaint. On November 21, 1997, Georgia Blue and Cerulean filed a Response to the Judicial Review Petition, seeking its dismissal. On July 16, 1998, the Superior Court of Fulton County entered an order affirming the Georgia Commissioner's October 3, 1997 decision. Plaintiffs filed a Motion to Vacate Order on July 22, 1998 and a Motion for Reconsideration on July 28, 1998, and on August 14, 1998, the Superior Court of Fulton County entered an order vacating the July 16, 1998 order.

     On July 8, 1998, Cerulean and Georgia Blue entered into the Settlement of the Conversion Litigation which was filed with the Court on that day. On July 9, 1998, the Court entered a preliminary order setting a final approval hearing for the Settlement for August 20, 1998. On August 17, 1998, six individuals, including two shareholders of Cerulean (the "Proposed Intervenors") filed a motion to intervene in the lawsuit and an objection to the Settlement. On August 20, 1998, Georgia Blue and Cerulean filed an opposition to the motion to intervene. On August 20, 1998, the Court conducted the final approval hearing and heard arguments from the parties, the Proposed Intervenors and a potential member of the Plaintiffs' class. On August 21, 1998, the judge denied the motion to intervene filed by the Proposed Intervenors and entered a final order approving the Settlement.


     Pursuant to the terms of the Settlement, the parties formed the Foundation, which is a Georgia non-profit corporation named "Healthcare Georgia, Inc. Endowed by Blue Cross and Blue Shield of Georgia," whose purpose is the advancement of health care for all Georgians. The Foundation Shareholders were issued shares of Class A Stock amounting to approximately 9.5% of the total equity of Cerulean outstanding after issuance of the securities issued in the Settlement and Warrants for the acquisition of Series A Stock amounting to approximately 10.5% of the total equity of Cerulean, for an aggregate warrant exercise price of $21 million. (Together, the Class A Stock and Series A Stock represented by the Warrants will equal 20% of the total equity after the issuance of the Series A Stock upon the exercise of the Warrants.) Pursuant to the terms of the Settlement, six months after the effective date of the Settlement and before the one year anniversary of that effective date, a number of shares of the Class A Stock issued in the Settlement aggregating one-half of one percent (.5%) of the total equity of Cerulean may be tendered to Cerulean, and Cerulean will be obliged to purchase such shares for an aggregate purchase price of $l million. In addition, Georgia Blue paid $1 million to the Foundation Shareholders on the effective date of the Settlement. The effective date of the Settlement was September 21, 1998, the date on which all appeal periods expired after the entry of the final order. Pursuant to the Settlement, the Georgia Commissioner was dismissed with prejudice in the judgment.

     The shares of Class A Stock issued to the Foundation Shareholders have all of the same terms and provisions as the other shares of Class A Stock as provided in the Cerulean Articles, except that, as described above, the Foundation Shareholders have the right to tender for redemption shares of Class A Stock for an aggregate redemption price of $1 million. Under the Cerulean Articles, this redemption right was required to be separately authorized by holders of a majority of the shares of Class B Stock which authorization was granted at a meeting of holders of Class B Stock held on September 15, 1998.


     The Warrants are exercisable for shares of Series A Stock. The Series A Stock is a new series of preferred stock created specifically for the Settlement. Series A Stock has all of the economic attributes of Class A Stock, and each share of Series A Stock is the economic equivalent of one share of Class A Stock. The Series A Stock, however, has no voting rights. In those events in which there is a statutory voting right accorded to any class or series of capital stock, each share of Series A Stock automatically converts into one Cerulean Right. Each Cerulean Right is the economic equivalent of one share of Class A Stock but has no voting rights. Consequently, the effect of the issuance of the Warrants and the Series A Stock is that there are no circumstances under which the equity interest represented by the Warrants has any voting rights.

     The Warrants also provide that upon the occasion of certain so-called "Major Events," the Warrants must be exercised in a cashless exercise. The Merger is such a Major Event. The effect of this provision is that the Warrants will be automatically converted into shares of Series A Stock according to a formula provided in the Warrants which pays the exercise price of the Warrants from the appreciated value represented by the underlying Series A Stock and therefore reduces the overall percentage participation by the Series A Stock in the Merger Consideration. Based upon the purchase price reflected in the Merger Agreement, the number of shares of Series A Stock issuable upon exercise of the Warrants will represent approximately 6.3% of the total Merger Consideration. The Series A Stock has been authorized by the Cerulean Board of Directors and holders of a majority of the outstanding shares of Series B Stock, and an amendment to the Cerulean Articles creating and authorizing the Series A Stock was filed with the Georgia Secretary of State, effective September 22, 1998. See also "BUSINESS OF CERULEAN -- Legal Proceedings."


     Pursuant to the Shareholders Agreement, dated September 22, 1998, between Cerulean and the Foundation formed in connection with the settlement of the Conversion Litigation, the Foundation is not entitled to vote any shares in excess of 5% of the total outstanding Class A Stock, or 20,469 shares of Class A Stock as of March 31, 1999. Cerulean has waived this provision with respect to the Merger. Therefore, the Foundation will be entitled to vote all 53,150 shares of Class A Stock it holds with respect to the Merger.



INTERESTS OF CERTAIN CLASS A DESIGNATED DIRECTORS



     John W. Robinson, Jr., a director of Cerulean, holds five shares of Class A Stock.


INTERESTS OF CERULEAN MANAGEMENT


     As a consequence of the Merger, certain Cerulean officers and other members of Cerulean management become entitled to certain payments under various plans and agreements described elsewhere at "PROPOSAL 1 -- APPROVAL OF THE
MERGER -- Interests of Certain Persons in the Merger -- Payments to Management Resulting from the Merger."


INTERESTS OF CERULEAN CLASS B SHAREHOLDERS


     Joe M. Young (a Cerulean director) is an affiliate of a holder of Class B Stock, and GSH, of which Frank J. Hanna, III (a Cerulean director) is an affiliate, is the majority holder of Class B Stock and, as such, will receive a substantial number of shares of WellPoint Stock which are the subject of the Registration Rights Agreement as described elsewhere at "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Resale of WellPoint Stock; Restrictions on Resales by Affiliates" and "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Interests of Certain Persons in the Merger."

                         WELLPOINT HEALTH NETWORKS INC.


      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS



     The following sets forth the unaudited pro forma combined condensed balance sheet for WellPoint as of December 31, 1998, and the unaudited pro forma combined condensed income statements for the years ended December 31, 1998 and 1997. The Unaudited Pro Forma Combined Condensed Financial Statements include historical amounts of WellPoint, the group benefit operations (the "GBO Operations") of John Hancock Mutual Life Insurance Company (which were acquired by WellPoint as of March 1, 1997) and Cerulean, adjusted to reflect their acquisition by WellPoint. Reference is made to the Notes to the Unaudited Pro Forma Combined Condensed Financial Statements for a discussion of such transactions. The Cerulean balance sheet is presented on a classified basis to be consistent with WellPoint's presentation. The Cerulean income statement for the year ended December 31, 1998 includes a one-time charge of $76.2 million related to its endowment of the Foundation. For the purpose of presenting the unaudited pro forma combined condensed balance sheet, the Merger is assumed to have occurred as of December 31, 1998, while the unaudited pro forma combined condensed income statements are presented on the basis that such transaction occurred as of the beginning of each period presented. The Unaudited Pro Forma Combined Condensed Financial Statements also assume that WellPoint has reissued treasury shares with an aggregate value of $240.9 million. The remainder of the Merger Consideration is assumed to be financed with $259.1 million of indebtedness, which represents the $225.0 million maximum cash payments to Cerulean shareholders under the terms of the Merger Agreement and the repurchase of approximately 494,000 shares of WellPoint Stock in the amount of $34.1 million based on the closing stock price at April 12, 1999.



     As further discussed in the Notes to the Unaudited Pro Forma Combined Condensed Financial Statements, the acquisition of the GBO Operations and the pending merger with Cerulean are accounted for using the purchase method of accounting, whereby the respective assets and liabilities of the GBO Operations and Cerulean are recorded at their estimated fair value.



     Certain data and notes normally included in financial statements in accordance with generally accepted accounting principles have been condensed or omitted. The unaudited pro forma combined condensed balance sheet is not necessarily indicative of the financial condition of WellPoint had the Merger been completed as of December 31, 1998. The unaudited pro forma combined condensed income statements are not necessarily indicative of the results of operations of WellPoint had the acquisition of the GBO operations and the Merger actually been completed as of the dates indicated. In addition, the Unaudited Pro Forma Combined Condensed Financial Statements are not necessarily indicative of the future financial condition or results of operations of WellPoint. The pro forma financial information should be read in conjunction with the historical consolidated financial statements of Cerulean, which are included in this Proxy Statement/Prospectus, and the historical financial statements of WellPoint, which are incorporated by reference herein.

                         WELLPOINT HEALTH NETWORKS INC.



                   PRO FORMA COMBINED CONDENSED BALANCE SHEET


                            AS OF DECEMBER 31, 1998


                                  (UNAUDITED)



                                                 WELLPOINT      CERULEAN     ADJUSTMENTS                TOTAL
                                                ------------   ----------   -------------             ----------
                                                 (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
ASSETS
Cash and current investments.................    $2,661,049     $377,830                              $3,038,879
Other current assets.........................       773,391      122,117      $   3,752(1),(2)           899,260
                                                 ----------     --------      ---------               ----------
Total current assets.........................     3,434,440      499,947          3,752                3,938,139
Intangible assets and goodwill, net..........       430,092                     313,323(1)               743,415
Other non-current assets.....................       361,302       87,395                                 448,697
                                                 ----------     --------      ---------               ----------
Total non-current assets.....................       791,394       87,395        313,323                1,192,112
                                                 ----------     --------      ---------               ----------
Total assets.................................    $4,225,834     $587,342      $ 317,075               $5,130,251
                                                 ==========     ========      =========               ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Medical claims payable and reserves for
  future policy benefits.....................    $1,001,526     $184,075                              $1,185,601
Unearned premiums............................       215,058       16,078                                 231,136
Experience rated and other refunds...........       249,685        7,605                                 257,290
Other current liabilities....................       716,595       58,707      $  79,399(1),(2)           854,701
                                                 ----------     --------      ---------               ----------
Total current liabilities....................     2,182,864      266,465         79,399                2,528,728
Long-term reserves for future policy
  benefits...................................       319,056                                              319,056
Long-term debt...............................       300,000                     259,066(3),(4)           559,066
Other non-current liabilities................       108,691       58,553                                 167,244
                                                 ----------     --------      ---------               ----------
Total liabilities............................     2,910,611      325,018        338,465                3,574,094
Mandatorily redeemable preferred stock.......                     46,645        (46,645)(1)                   --
Common stock -- $0.01 par value, 300,000,000
  shares authorized, 70,620,657 issued
  historically and pro forma.................           706                                                  706
Class A common stock.........................                          4             (4)(1)                   --
Treasury stock, at cost, 3,501,556 and 9,756
  shares historically and pro forma,
  respectively...............................      (193,435)                    193,180(3),(4)              (255)
Additional paid-in capital...................       921,747       45,188          2,566(1),(3),(4)       969,501
Stock warrants exercisable...................                     29,968        (29,968)(1)                   --
Accumulated other comprehensive income.......         9,607       19,597        (19,597)(1)                9,607
Retained earnings............................       576,598      120,922       (120,922)(1)              576,598
                                                 ----------     --------      ---------               ----------
Total stockholders' equity...................     1,315,223      215,679         25,255                1,556,157
                                                 ----------     --------      ---------               ----------
Total liabilities and stockholders' equity...    $4,225,834     $587,342      $ 317,075               $5,130,251
                                                 ==========     ========      =========               ==========



    See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

                         WELLPOINT HEALTH NETWORKS INC.



                 PRO FORMA COMBINED CONDENSED INCOME STATEMENTS


                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                  (UNAUDITED)



                                             WELLPOINT     CERULEAN    ADJUSTMENTS         TOTAL
                                             ----------   ----------   -----------       ----------
                                                        (IN THOUSANDS)
Revenues...................................  $6,478,350   $1,334,320    $ (7,259)(5)     $7,805,411
Expenses...................................   6,059,461    1,387,895       8,407(5),(6)   7,455,763
                                             ----------   ----------    --------         ----------
Operating and other income.................     418,889      (53,575)    (15,666)           349,648
Interest expense...........................      26,903                   17,383(7)          44,286
                                             ----------   ----------    --------         ----------
Income before provision (benefit) for
  income taxes and minority interests......     391,986      (53,575)    (33,049)           305,362
Provision (benefit) for income taxes.......      72,438        2,073      (7,827)(8)         66,684
Minority interest in earnings of joint
  venture investments......................                   (1,520)                        (1,520)
                                             ----------   ----------    --------         ----------
Income from Continuing Operations..........  $  319,548   $  (57,168)   $(25,222)        $  237,158
                                             ==========   ==========    ========         ==========
Earnings per share.........................  $     4.63                                  $     3.38
                                             ==========                                  ==========
Earnings per share assuming full
  dilution.................................  $     4.55                                  $     3.32
                                             ==========                                  ==========
Weighted average number of shares
  outstanding..............................      69,099                    1,099(9)          70,198
                                             ==========                 ========         ==========
Weighted average number of shares
  outstanding including common stock
  equivalents..............................      70,259                    1,099(9)          71,358
                                             ==========                 ========         ==========



    See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

                         WELLPOINT HEALTH NETWORKS INC.



                 PRO FORMA COMBINED CONDENSED INCOME STATEMENTS


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                  (UNAUDITED)



                                         GBO
                         WELLPOINT    OPERATIONS    CERULEAN    ADJUSTMENTS                    TOTAL
                         ----------   ----------   ----------   -----------                  ----------
                                           (IN THOUSANDS)
Revenues...............  $5,642,238    $126,732    $1,116,093    $ (6,696)(5),(10)           $6,878,367
Expenses...............   5,219,226     136,729     1,115,205       5,242(5),(6),(11),(12)    6,476,402
                         ----------    --------    ----------    --------                    ----------
Operating and other
  income...............     423,012      (9,997)          888     (11,938)                      401,965
Interest expense.......      36,658                                17,383(7)                     54,041
                         ----------    --------    ----------    --------                    ----------
Income before provision
  (benefit) for income
  taxes and minority
  interests............     386,354      (9,997)          888     (29,321)                      347,924
Provision (benefit) for
  income taxes.........     156,917      (3,495)       (2,050)     (6,933)(8),(13)              144,439
Minority interest in
  loss of joint venture
  investments..........                                 1,460                                     1,460
                         ----------    --------    ----------    --------                    ----------
Income (Loss) from
  Continuing
  Operations...........  $  229,437    ($ 6,502)   $    4,398    $(22,388)                   $  204,945
                         ==========    ========    ==========    ========                    ==========
Earnings per share.....  $     3.33                                                          $     2.98
                         ==========                                                          ==========
Earnings per share
  assuming full
  dilution.............  $     3.30                                                          $     2.95
                         ==========                                                          ==========
Weighted average number
  of shares
  outstanding..........      68,811                                                              68,811
                         ==========                                                          ==========
Weighted average number
  of shares outstanding
  including common
  stock equivalents....      69,462                                                              69,462
                         ==========                                                          ==========


    SEE NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

                         WELLPOINT HEALTH NETWORKS INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL STATEMENTS

     On March 1, 1997 WellPoint completed the acquisition of the GBO Operations.

     On July 9, 1998, WellPoint executed a definitive agreement to merge with Cerulean. This transaction is expected to close in the second half of 1999.

 (1) The net increase in intangible assets of $313.3 million is a result of the excess of cost over the fair market value of the net assets of Cerulean (at a purchase price of $500 million) and certain estimated purchase price adjustments related to the Merger. The purchase results in the elimination of the Cerulean mandatorily redeemable preferred stock ($46.6 million) and equity ($215.7 million) and increases liabilities by $84.5 million net of an increase in the deferred tax asset of $8.9 million for expected costs related to the Merger, including estimated change in control payments to Cerulean management of $54.3 million and approximately $30.2 million related to severance and other employee payments. WellPoint intends to complete a study on the allocation of the identified intangible assets of Cerulean such as the Blue Cross Blue Shield name and service mark, employer groups and provider contracts and also goodwill upon consummation of the transaction. Although no such allocation has yet been completed, the following preliminary allocation of the intangible assets is presented for informational purposes. These assets have been assigned preliminary values and lives consistent with the methodology used in WellPoint's previous acquisitions.


                                                        ASSIGNED VALUE      LIFE
                                                        (IN MILLIONS)    (IN YEARS)
                                                        --------------   ----------
Blue Cross Blue Shield name and mark..................      $ 90.8           40
Employer relationships
  Experience-rated....................................       183.7           14
  Direct pay..........................................         2.3            5
Company-developed software............................        19.8          1.5
Goodwill..............................................        16.7           20
                                                            ------
                                                            $313.3
                                                            ======

  Composite life......................................                       21
  Amortization period.................................                       20


 (2) Represents the elimination of $5.1 million of accounts receivable/payable arising from transactions between a subsidiary of WellPoint and Cerulean.


 (3) Reflects WellPoint's payment of $225.0 million cash related to the maximum cash component of the Merger and WellPoint's purchase of $34.1 million of WellPoint Stock on the open market, both financed through the incurrence of indebtedness, and WellPoint's reissuance of WellPoint Stock held in treasury with a value of $240.9 million in connection with the Merger. These pro forma financial statements assume that, to the extent it was repurchased for such purpose, WellPoint Stock was reissued from treasury at the market value on April 12, 1999. Any additional shares issued in connection with the Merger that are not currently held as treasury shares are assumed to be purchased for cash on the open market. For a discussion of the forms of consideration applicable to each class of Cerulean shareholders, see "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Consideration to be Received in the Merger." Please refer to Note 4 for a more complete description of the assumptions used regarding the financing of the Merger.



 (4) These pro forma financial statements assume that the Merger is financed primarily through the reissuance of WellPoint treasury shares held at April 12, 1999, which had a value of $240.9 million, and through the incurrence of indebtedness of $259.1 million, representing the maximum cash payment to Cerulean shareholders of $225.0 million and $34.1 million representing the market value of WellPoint stock purchased by WellPoint on the open market (see Note 3). WellPoint has received authorization

                         WELLPOINT HEALTH NETWORKS INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)


     and intends to purchase additional shares of WellPoint Stock prior to and following the Merger in an amount approximately equal to the number of shares to be issued in connection with the Merger. Through April 12, 1999, WellPoint had repurchased an aggregate of 3.5 million shares in anticipation of the Merger at an average purchase price of $55.32 per share.


 (5) Represents the elimination of $7.3 million and $5.9 million for the years ended December 31, 1998 and 1997, respectively, of revenue and expense related to transactions between a subsidiary of WellPoint and Cerulean.


 (6) Reflects the adjustment required to amortize, for the years ended December 31, 1998 and 1997, the intangible assets of $313.3 million estimated to be created as a result of the Merger on a straight-line basis over 20 years, which results in $15.7 million of annual amortization expense.



 (7) The increase in interest expense of $17.4 million for the years ended December 31, 1998 and 1997 reflects the cost of $259.1 million of indebtedness incurred to finance the Merger (see Note 4) at an assumed fixed rate of 6.71% per annum, which represents an estimate of WellPoint's effective interest rate as a result of its currently effective interest rate swap agreements. Assuming a 1/8% increase in the effective interest rate results in a decrease in income from continuing operations of $0.01 per basic and diluted share for each of the years ended December 31, 1998 and 1997.



 (8) Reflects the tax effect of the pro forma adjustments to effect the Merger to bring the pro forma tax expense in line with the projected effective tax rate which results in a decrease in tax expense of $7.8 million for the year ended December 31, 1998 and $7.9 million for the year ended December 31, 1997. The projected effective tax rate has been increased to reflect the assumption that the goodwill generated as a result of the Merger will not be deductible. The historical tax expense of WellPoint for the year ended December 31, 1998 includes a one-time benefit of $85.5 million related to its receipt of a private letter ruling from the IRS regarding the deductibility of certain payments made at the time of its May 1996 Recapitalization.



 (9) These pro forma financial statements assume that the WellPoint Stock component of the Merger Consideration is satisfied from the reissuance of WellPoint Stock held in treasury or repurchased by WellPoint on the open market. The increase in weighted average shares outstanding for the year ended December 31, 1998 reflects the elimination of the impact on WellPoint's weighted average shares outstanding of the repurchase during 1998 of approximately 3.5 million shares of WellPoint Stock in contemplation of the Merger.


(10) The reduction in revenue of $0.8 million for the year ended December 31, 1997 reflects the foregone interest at 5.50% per annum, from January 1, 1997 through February 28, 1997, on $89.7 million of cash and investments used in connection with the GBO Acquisition.

(11) Reflects the adjustment required to amortize, from January 1, 1997 through February 28, 1997, the intangible assets, including goodwill, of $148.8 million created as a result of WellPoint's acquisition of the GBO Operations on a straight-line basis over 35 years which results in $0.7 million of amortization expense. Effective as of the fourth quarter of 1998, WellPoint has revised the amortization period of the intangible assets, including goodwill, to 20 years.

(12) Reflects the elimination of one-time charges of $5.3 million incurred by the GBO directly related to its acquisition.


(13) Reflects the tax effect of the pro forma adjustments to effect the acquisition of the GBO Operations, which is an increase in tax expense of $1.0 million.

                        INFORMATION CONCERNING WELLPOINT


     WellPoint is one of the nation's largest publicly traded managed care companies. As of December 31, 1998, WellPoint had approximately 6.9 million medical members and approximately 25 million specialty members. WellPoint offers a broad spectrum of quality network-based managed care products. WellPoint provides these plans to the large and small employer, individual and senior markets. WellPoint's managed care plans include PPOs, HMOs and POS and other hybrid plans and indemnity plans. In addition, WellPoint offers managed care services, including underwriting, actuarial services, network access, medical cost management and claims processing. WellPoint offers a continuum of managed health care plans while providing incentives to members and employers to select more intensively managed plans. WellPoint typically offers such plans at a lower cost in exchange for additional cost-control measures, such as limited flexibility in choosing physicians and hospitals that are not included in WellPoint's provider networks. WellPoint uses its risk management expertise and medical management skills in managing the medical costs associated with its products. WellPoint believes that it is better able to predict and control its health care costs as its members select more intensively managed products. WellPoint also provides a broad array of specialty and other products and services, including pharmacy, dental, utilization management, life, preventive care, disability, behavioral health, COBRA and flexible benefits account administration. WellPoint markets its products in California primarily under the name Blue Cross of California and outside of California primarily under the name UNICARE.



     Historically, WellPoint's primary market for managed care products has been California. WellPoint holds the exclusive right in California to market its products under the "Blue Cross" name and mark. WellPoint's California customer base is diversified, with extensive membership among large and small employer groups and individuals, and a growing presence in the Medicare and Medicaid markets. For more information concerning WellPoint, we encourage shareholders to consult and review information previously filed by WellPoint with the Commission and listed at "INCORPORATION OF CERTAIN INFORMATION OF WELLPOINT BY REFERENCE."


         WELLPOINT MANAGEMENT, EXECUTIVE COMPENSATION AND OTHER MATTERS

     The directors and officers of WellPoint after the Merger will remain unchanged except for the election of one of the present Cerulean directors to the Board of Directors of WellPoint after consummation of the Merger, who will not be compensated other than as a director. Information concerning other directors and the executive officers of WellPoint, including compensation information, is incorporated by reference from the information previously filed with the Commission and incorporated by reference elsewhere in this Proxy Statement/Prospectus. For more information concerning WellPoint, we encourage shareholders to consult and review information previously filed by WellPoint with the Commission and listed at "INCORPORATION OF CERTAIN INFORMATION OF WELLPOINT BY REFERENCE."

                        INFORMATION CONCERNING CERULEAN

     The information provided in this section is provided pursuant to the provisions of the registration requirements under the Securities Act of 1933 and should be considered with the information provided concerning WellPoint, including the information incorporated by reference as described at "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and the pro forma financial information for the combined companies at "WELLPOINT HEALTH NETWORKS INC. UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


     The following is Selected Consolidated Financial and Operating Data of Georgia Blue, HMO-Ga and all subsidiaries for the periods described therein prior to the Conversion and of Cerulean for the period following the Conversion. The following data, prepared in accordance with generally accepted accounting principles, should be read in conjunction with the accompanying Consolidated Financial Statements, the related Notes thereto and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CERULEAN."



                                                           YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------
                                              1998         1997        1996       1995       1994
                                           ----------   ----------   --------   --------   --------
                                                               ($ IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Revenues:
     Premium revenue.....................  $1,189,665   $  989,789   $818,351   $709,425   $635,177
     Management services revenue.........     117,963       96,470     87,262     74,297     67,768
     Investment and other income.........      17,183       17,259     14,358     11,980      9,462
     Realized gains......................       9,254       11,300      4,113     15,265      2,512
                                           ----------   ----------   --------   --------   --------
       Total revenues....................   1,334,065    1,114,818    924,084    810,967    714,919
  Benefits expense.......................   1,032,520      881,554    702,234    613,031    531,973
  Operating expenses.....................     279,218      233,651    202,072    176,387    157,864
                                           ----------   ----------   --------   --------   --------
  Operating income (loss)................      22,327         (387)    19,778     21,549     25,082
  Endowment of a non-profit
     foundation(1).......................     (76,157)          --         --         --         --
  Non-operating income...................         255        1,275      1,275         --         --
                                           ----------   ----------   --------   --------   --------
  Income (loss) before income taxes and
     minority interests..................     (53,575)         888     21,053     21,549     25,082
  Income tax expense (benefit)(2)........       2,073       (2,050)     3,159      3,857      5,621
  Minority interests in (earnings) losses
     of joint venture investments........      (1,520)       1,460       (421)      (282)        --
                                           ----------   ----------   --------   --------   --------
  Net income (loss)......................  $  (57,168)  $    4,398   $ 17,473   $ 17,410   $ 19,461
                                           ==========   ==========   ========   ========   ========


---------------


(1) During 1998, Cerulean endowed a non-profit foundation (See Note 8 of the accompanying Consolidated Financial Statements and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CERULEAN").


(2) Cerulean pays taxes under the alternative minimum tax system as the result of a special deduction available under Section 833(b) of the Code (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CERULEAN -- Overview"). If the deduction were no longer available, Georgia Blue would be subject to federal income taxes at the regular corporate tax rate, which is currently 35%. However, in 1997, the utilization of net operating loss carryforwards, not the special deduction under Section 833(b), subjected Cerulean to alternative minimum tax.



     Earnings per share are omitted because such data is not meaningful at the present time due to the likely dilutive events that will occur prior to or in conjunction with the conversion of the Class A Stock or the Class B Stock. Currently there is no public trading market for Cerulean Class A Stock or any equity securities of Cerulean.

                                                       YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------
                                          1998         1997        1996       1995       1994
                                       ----------   ----------   --------   --------   --------
                                                           ($ IN THOUSANDS)
OPERATING DATA BY PRODUCT GROUP:
Premium Revenue by Product Group:
  HMO and POS........................  $  503,135   $  331,393   $180,432   $ 89,943   $ 48,375
  Indemnity and PPO..................     670,588      643,626    627,155    611,211    580,129
  Life...............................      15,942       14,770     10,764      8,271      6,673
                                       ----------   ----------   --------   --------   --------
  Total premium revenue..............   1,189,665      989,789    818,351    709,425    635,177
Management services revenue..........     117,963       96,470     87,262     74,297     67,768
                                       ----------   ----------   --------   --------   --------
       Total premium revenue and
          management services
          revenue....................  $1,307,628   $1,086,259   $905,613   $783,722   $702,945
                                       ==========   ==========   ========   ========   ========
As a Percentage of Premium Revenue:
  HMO and POS........................        42.3%        33.5%      22.1%      12.7%       7.6%
  Indemnity and PPO..................        56.4%        65.0%      76.6%      86.2%      91.3%
  Life...............................         1.3%         1.5%       1.3%       1.1%       1.1%
                                       ----------   ----------   --------   --------   --------
       Total.........................       100.0%       100.0%     100.0%     100.0%     100.0%
                                       ==========   ==========   ========   ========   ========
Loss Ratio (Benefits Expense as a
  Percentage of Premium Revenue):
  HMO and POS........................        85.6%        89.5%      84.7%      80.0%      85.7%
  Indemnity and PPO..................        88.5%        89.6%      86.7%      87.8%      84.0%
  Life...............................        52.6%        52.9%      53.9%      56.5%      52.2%
                                       ----------   ----------   --------   --------   --------
       Total loss ratio..............        86.8%        89.1%      85.8%      86.4%      83.8%
                                       ==========   ==========   ========   ========   ========
Operating Expense Ratio (Operating
  Expenses as a Percentage of Premium
  Revenue and Management Services
  Revenue)...........................        21.4%        21.5%      22.3%      22.5%      22.5%
                                       ==========   ==========   ========   ========   ========
Effective Income Tax Rate(1).........         3.9%      -230.9%      15.0%      17.9%      22.4%
                                       ==========   ==========   ========   ========   ========
BALANCE SHEET DATA (AT PERIOD END):
Cash & investments...................  $  377,830   $  315,323   $307,190   $223,994   $201,976
Total assets.........................     587,342      496,532    459,131    353,468    342,210
Total estimated benefit
  liabilities........................     184,075      149,581    119,511    110,374    102,046
Total liabilities....................     325,018      254,850    224,916    180,429    193,540
Mandatorily redeemable preferred
  stock..............................      46,645       46,645     46,645         --         --
Common Stock.........................           4            4          4         --         --
Additional paid-in capital(2)........      45,188           --         --         --         --
Stock warrants exercisable(2)........      29,968           --         --         --         --
Shareholders' equity.................     215,679      195,037    187,570    173,039    148,670


---------------


(1) Cerulean pays taxes under the alternative minimum tax system as the result of a special deduction available under Section 833(b) of the Code (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CERULEAN -- Overview"). If the deduction were no longer available, Georgia Blue would be subject to federal income taxes at the regular corporate tax rate, which is currently 35%. However, in 1997, the utilization of net operating loss carryforwards, not the special deduction under Section 833(b), subjected Cerulean to alternative minimum tax.


(2) During 1998, Cerulean endowed a non-profit foundation (See Note 8 of the accompanying Consolidated Financial Statements and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CERULEAN").

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS OF CERULEAN

     The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements and the related Notes thereto contained in this Proxy Statement/Prospectus. Cerulean's actual future results could differ materially from its historical results, depending on, among other factors, changing rates of utilization of medical services by its enrollees and changing rates of medical service costs.


OVERVIEW





     Cerulean was organized on February 2, 1996 to become a holding company for Georgia Blue and its subsidiaries upon the Conversion on February 2, 1996. During 1997, Georgia Blue made a distribution of its investments in certain subsidiaries, including HMO-Ga and Group Benefits of Georgia, Inc. ("GBG") to the holding company. The discussions below relate to the historical operations of Georgia Blue, HMO-Ga and all subsidiaries prior to February 2, 1996 and to Cerulean (including Georgia Blue, HMO-Ga and all subsidiaries on a consolidated basis) for the period following the Conversion.



     Historically, substantially all of Cerulean's premium and management services revenues were derived from its traditional indemnity and PPO business; however, the growth of revenues and earnings in recent years is the result of a strategic shift in focus that began in 1992. As a result of the change in strategy, HMO and POS premiums have grown to 42% at the end of 1998 from 8% of total premiums at the end of 1994. Membership for fully insured HMO and POS products has grown to over 358,000 members at the end of 1998 from 38,000 members at the end of 1994. Additionally, HMO and POS membership under management services agreements totaled 82,000 and 29,000 at the end of 1998 and 1994, respectively, bringing total HMO and POS membership served to 440,000 and 67,000 for the same periods. The growth in the HMO and POS products is attributable to new sales, in-group-growth and, to a lesser degree, migration of business from other traditional indemnity products offered by Cerulean. Since 1995, medical services for substantially all of Cerulean's HMO and POS products sold were provided through its CHPNs.



     Management services revenue consists of fees for administrative services provided to commercial employer groups under self-funded arrangements, including claims processing, access to provider networks and other services rendered to third parties. Management services revenue also includes reimbursements for administrative expenses incurred in performing services as agent for federal and state government programs and for the national Blue Cross Blue Shield interplan system. Membership in these administrative services contracts had grown to 870,000 members at the end of 1998 from 825,000 members at the end of 1994.



     Membership served under insurance products and management services arrangements totaled 1,620,000 members at the end of 1998 compared to 1,217,000 members at the end of 1994.



     Prudent management of Cerulean's investments has played a significant role in developing and maintaining Cerulean's financial strength. Investment earnings, including realized gains on sales of investments, have represented an average of over 128% of operating income during the period January 1, 1994 through December 31, 1998.



     Benefits expense consists primarily of health care claims and payments to physicians, hospitals and other health care providers. Cerulean's profitability largely depends on the ability to accurately predict and effectively manage these health care costs. Accordingly, Cerulean continues its efforts to improve contractual terms with providers for the delivery of medical services, and effectively manage business mix changes from indemnity and PPO products into HMO and POS products.



     Cerulean's emphasis on managed care products, and the expenses associated with the change in its infrastructure to support managed care products and its investment in a Strategic Information Systems Plan, is reflected in its level of operating expenses as a percentage of premium and management services revenues, an average of 22% over the last five years.



     In the State of Georgia, insurers are required to pay a tax on insurance premiums in lieu of a state income tax. Premium taxes are charged to operating expenses as incurred.

     Cerulean pays federal taxes under the alternative minimum tax system as the result of a special deduction available under Section 833(b) of the Code. If the deduction were no longer available, Georgia Blue would be subject to federal income taxes at the regular corporate tax rate, which is currently 35%. However, in 1997, the utilization of net operating loss carryforwards, not the special deduction under Section 833(b), subjected Cerulean to alternative minimum tax.



     Significant health care legislation has been, and continues to be, proposed at both the federal and state levels. Any such legislation could have a material impact on Cerulean's business. With or without legislation, consumers and employer groups are expected to continue to exert pressure on pricing of health care products. To meet these demands, more predictable, lower cost products will be required.



     Results of operations are directly affected by premium rate adequacy which depends on pricing and underwriting decisions, the level of membership serviced by and the performance by Cerulean's physician, hospital, pharmacy and ancillary health care services networks (and since January 1995, by Cerulean's CHPNs), estimates of medical benefits, health care utilization, estimates of health care cost trends, effective administration of benefit payments, operating efficiencies, investment returns and federal and state laws and regulations.



RESULTS OF OPERATIONS



  1998 Compared to 1997



     Premium revenue increased 20% to $1,189.7 million for the year ended December 31, 1998 from $989.8 million for the year ended December 31, 1997. Cerulean's membership in its indemnity and managed care insurance products increased to 750,000 members as of December 31, 1998 compared to 649,000 members as of December 31, 1997. HMO and POS premiums increased $171.7 million to $503.1 million for the year ended December 31, 1998 resulting from a 34% increase in insured membership and rate increases in the 1998 period. New sales, in-group-growth, and to a lesser extent, migrations from traditional indemnity products into HMO and POS products, continued to drive HMO and POS membership growth to 358,000 members at December 31, 1998 from 267,000 members at December 31, 1997. Premium revenue for indemnity and PPO products increased $27.0 million to $670.6 million for the year ended December 31, 1998, primarily as a result of rate increases during the 1998 period, offset in part by a shift in product mix as consumers selected products with lower cost benefit design in the 1998 period.



     Management services revenue increased to $118.0 million for the year ended December 31, 1998 compared to $96.5 million for the year ended December 31, 1997, due primarily to increased administrative fee revenue from services provided to self-funded employer groups, other third parties and network access fees from other Blue Cross Blue Shield plans in the 1998 period. Membership in self-funded employer groups increased to 870,000 members at December 31, 1998 from 863,000 members at December 31, 1997.



     Investment and other income for the year ended December 31, 1998 was $17.2 million, slightly below investment and other income for the prior year. Although Cerulean's average investment portfolio increased year over year, the investment return (excluding realized gains and losses) declined to 5.1% in 1998 due to lower interest rates compared to an investment return of 5.4% in 1997. Additionally, other income in 1997 included $0.6 million related to non-recurring income.



     Realized gains of $9.3 million on the sale of marketable securities for the year ended December 31, 1998 were $2.0 million lower than gains realized in the year ended December 31, 1997. The results in 1998 and 1997 are not necessarily indicative of results to be expected in the future. The magnitude of realized gains in any quarter can fluctuate due to fixed and equity market performance, as well as timing of individual sale transactions, which are subject to decisions made by individual investment portfolio managers or by the Finance Committee of Cerulean's Board of Directors.



     Cerulean's loss ratio (benefits expense as a percentage of premium revenue) improved to 86.8% for the year ended December 31, 1998 from 89.1% for the year ended December 31, 1997. This was primarily a result of rate increases in the 1998 period, actions to control medical costs implemented in late 1997 and early 1998, and in part to an improvement in payment patterns and claims trends from prior year's claims estimates, principally for Cerulean's HMO and POS products. The loss ratio for HMO and POS products improved to 85.6% for 1998 from 89.5% for 1997. The loss ratio for indemnity and PPO products improved to 88.5% for the 1998 period from 89.6% for the same period in 1997.



     Operating expenses increased 20% to $279.2 million for the year ended December 31, 1998 from $233.7 million for the year ended December 31, 1997, principally due to growth in Cerulean's infrastructure necessary to support the increased HMO and POS membership base, information technology changes, year 2000 readiness costs and Medicare Risk product development. Year 2000 readiness costs were $4.6 million in 1998. Additionally, during the year ended December 31, 1998, Cerulean recognized increased operating expenses related to the settlement of the Conversion Litigation and the proposed Merger with WellPoint. The operating expense ratio (operating expenses as a percentage of premium revenue and management services revenue) was 21.4% for the year ended December 31, 1998, compared to 21.5% for the year ended December 31, 1997.



     On July 8, 1998, Cerulean entered into a stipulation and agreement of settlement of the Conversion Litigation. Cerulean endowed the Foundation and issued cash, Class A Stock and Warrants to the Foundation Shareholders pursuant to the Settlement; in connection with this transaction, Cerulean recorded a nonrecurring charge of $76.2 million for the year ended December 31, 1998.



     In January 1998, a hospital purchased stock warrants exercisable for common stock of one of Cerulean's CHPN subsidiaries in exchange for a note receivable. In January 1997, a hospital purchased a 5% interest in one of Cerulean's CHPN subsidiaries. These transactions were recorded as non-operating income for the years ending December 31, 1998 and 1997.



     Cerulean recorded tax expense of $2.1 million for the 1998 period compared to a tax benefit of $2.1 million for the 1997 period. Net tax expense in 1998 is from the alternative minimum tax, increased for CHPN losses that are not expected to generate benefit in the foreseeable future, offset by tax benefits related to the settlement of the Conversion Litigation, and the difference in book and tax bases in CHPN investments both reduced to expected realizable value. The net tax benefit in 1997 included the utilization of loss carryforwards and tax benefits from Cerulean's long-lived tax assets and the difference in book and tax bases of its CHPN investments reduced to expected realizable value.



     As a result of the foregoing factors, operating income increased to $22.3 million for the year ended December 31, 1998 from an operating loss of $0.4 million for the year ended December 31, 1997. After the endowment of the Foundation, non-operating income and minority interests in (earnings) losses of joint venture investments, Cerulean recognized a net loss of $57.2 million for the year ended December 31, 1998 compared to net income of $4.4 million for the year ended December 31, 1997.



  1997 Compared to 1996



     Premium revenue for 1997 was $989.8 million, an increase of 21% over the premium revenues of $818.4 million for 1996. Cerulean's members with indemnity and managed care insurance products increased 17% to 649,000 members at December 31, 1997, up from 555,000 members at the end of the prior year. HMO and POS premiums increased to $331.4 million for 1997, up from $180.4 million for 1996, as a result of rate increases in 1997 and a 60% increase in membership to over 266,000 members at December 31, 1997 from 166,000 members at December 31, 1996. New sales, in-group-growth, and to a lesser extent, migrations of business from traditional indemnity products offered by Cerulean into HMO and POS products, continued to drive HMO and POS membership growth. HMO and POS membership under management services agreements totaled 70,000 and 58,000 at December 31, 1997 and 1996, respectively, bringing total HMO and POS membership served to 336,000 members and 224,000 members for the same periods. Premium revenue for indemnity and PPO products increased $16.4 million to $643.6 million for 1997 from $627.2 million for 1996 due to year over year rate increases of over 3%.



     Management services revenue increased $9.2 million to $96.5 million for the year ended December 31, 1997 compared to $87.3 million for the year ended December 31, 1996 due primarily to increased administrative fee revenue from services provided to commercial employer groups under self-funded arrangements, other third parties and from network access fees from other Blue Cross Blue Shield plans in the


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


1997 period. Membership in self-funded employer groups increased to 863,000 members at December 31, 1997 from 861,000 members at December 31, 1996.



     Total membership served under insurance products and management services arrangements totaled 1,512,000 members at year end 1997 and 1,416,000 at the end of 1996.



     Investment and other income increased to $17.3 million in 1997 from $14.4 million in 1996 principally due to growth in Cerulean's investment portfolio, to an improvement of the investment return (excluding realized gains and losses) over the prior years to 5.4% up from 5.3%, and to an increase of $0.6 million in non-recurring other income in the 1997 period.



     Realized gains of $11.3 million on the sale of marketable securities for 1997 were $7.2 million higher than gains realized for 1996. These results are not necessarily indicative of results to be expected in the future. The magnitude of realized gains in any period can fluctuate due to fixed income and equity market performance, as well as timing of individual sale transactions, which are subject to decisions made by individual investment portfolio managers or by the Finance Committee of Cerulean's Board of Directors.



     Cerulean's total loss ratio increased to 89.1% for 1997 from 85.8% for 1996 as Cerulean experienced higher cost trends and utilization in all of its managed care networks and increasing medical cost trends and higher utilization in its indemnity and PPO products in all markets. Accordingly, the loss ratio for HMO and POS products increased to 89.5% for 1997 from 84.7% for 1996 and the loss ratio for indemnity and PPO products increased to 89.6% for 1997 from 86.7% for 1996.



     Operating expenses increased 16% to $233.7 million for 1997 from $202.1 million for 1996, principally due to growth in Cerulean's infrastructure necessary to support its Medicare Risk product development, information technology development costs and the increased HMO and POS membership base. Information technology costs for 1997 included approximately $2.2 million incurred for year 2000 computer software readiness. As a result of operating expenses increasing at a slower rate of growth than premium and management services revenue, the operating expense ratio decreased to 21.5% for 1997, from 22.3% for 1996.



     On May 23, 1996, a hospital purchased a 5% interest in one of Georgia Blue's CHPN subsidiaries. On January 1, 1997, another hospital purchased a 5% interest in the same CHPN subsidiary. These transactions were recorded as non-operating income for 1997 and 1996, respectively.



     Cerulean recorded a tax benefit of $2.1 million for 1997 compared to tax expense of $3.2 million in 1996. The net tax benefit in 1997 included the utilization of loss carryforwards as well as tax benefits reduced to expected realizable value from Cerulean's long-lived tax assets and differences in book and tax bases of its CHPN investments offset by CHPN losses that are not expected to generate benefit in the foreseeable future. The net tax expense of $3.2 million in 1996 consisted of federal alternative minimum tax reduced primarily by a benefit expected to be realized from Cerulean's long-lived tax assets.



     As a result of the foregoing factors, net income decreased to $4.4 million for 1997 compared to net income of $17.5 million in 1996.



LIQUIDITY AND CAPITAL RESOURCES



  Liquidity



     Cerulean has both short-term and long-term liquidity needs and has structured its investment portfolios accordingly. Of Cerulean's total investment portfolio at December 31, 1998, $304.3 million is held at its insurance subsidiaries and is invested subject to limitations prescribed by Georgia insurance statutes. Short-term liquidity needs to fund Cerulean's operating costs, as well as payment obligations to its customers, are met from funds invested primarily in institutional money market accounts and short-term government agency notes. Assets not required for short-term liquidity needs are transferred to a portfolio of investments in the fixed income and equity markets. This portfolio, which provides reserves for future payment obligations and funds for long-term liquidity needs, is managed by several independent advisory firms. Cerulean's investment policies are designed to provide liquidity to meet anticipated payment obligations, to preserve capital and to maximize yield in conformance with all regulatory requirements.


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


     Cash and investments were $377.8 million or 64% of total assets at December 31, 1998. The allocation of Cerulean's external investment portfolio has been consistently maintained with over 68% in fixed maturities, all of which are investment grade, and the balance in equity securities. Corporate and government bonds are in issues with ratings of "A" or better by Moody's Investors Service and Standard & Poor's Rating Group and investments in equity securities are in domestic, dividend paying companies. Cerulean's portfolio currently does not contain any derivative securities or instruments, or any real estate investments or equity investments in corporations engaged solely in real estate activities. Management believes that Cerulean's conservative investment portfolio contributes to its financial stability.



     Cerulean's balance sheet has improved steadily since 1994, with total assets growing to $587.3 million at December 31, 1998, up from $342.2 million at December 31, 1994. A substantial portion of the increase was a result of growth in Cerulean's cash and investment portfolio as it invested excess cash generated from operating activities and investment earnings.



     Cerulean has historically satisfied its ordinary cash requirements from operations. Net cash provided by operating activities amounted to $66.0 million for 1998 compared to net cash provided by operating activities of $2.2 million for 1997. This increase was primarily the result of higher operating earnings in 1998. Because of the nature of Cerulean's business, current cash flows from operations are not necessarily expected to be indicative of future results; however, Cerulean does believe its future cash resources will be adequate to meet its operating requirements.



     Cerulean has analyzed its information technology and is executing a comprehensive plan to either modify or replace portions of its software and hardware so that those systems will properly function when processing information involving dates after 1999. Total year 2000 computer software readiness costs are estimated at $13.0 million and are being funded through operating cash flows. Through December 31, 1998, Cerulean has incurred $4.1 million in capital expenditures and has expensed $6.8 million as renovation expenses when incurred, with $4.6 million expensed in the 1998 period. Remaining year 2000 capital expenditures and renovation expenses are estimated at $0.4 million and $1.7 million, respectively.



     In April 1996, Georgia Blue obtained a $55 million insolvency line of credit with a group of banks. The insolvency line of credit may be drawn on solely in the event of any insolvency of Georgia Blue to pay authorized insurance policy claims. The insolvency line of credit is designed to satisfy certain membership standards of the BCBSA from which Cerulean and certain of its subsidiaries have the exclusive license to do business in Georgia under the name "Blue Cross and Blue Shield", and to use the Blue Cross and Blue Shield names, trademarks, and service marks with respect to Cerulean's indemnity, PPO, HMO, POS and life insurance products. Cerulean does not anticipate making draws on the insolvency line of credit.



     Georgia Blue, HMO-Ga and GGL are domiciled in the state of Georgia and prepare their statutory statements in accordance with accounting principles and practices prescribed by the DOI. These entities may distribute dividends only out of realized profits (undistributed, accumulated, net earnings since organization). The amount of dividends distributable each year is limited to the greater of the prior year's net income determined on a statutory basis or 10% of prior year statutory surplus. In addition, dividends distributable by Georgia Blue are further limited by the Conversion Order (approved by the Georgia Commissioner on December 27, 1995 related to Georgia Blue's conversion to a for-profit corporation). Dividend distributions by Georgia Blue, HMO-Ga and GGL above these defined limits require a filing with, and in some cases special approval by, the Georgia Commissioner.



  Capital Resources



     Cerulean anticipates that the principal elements of its future capital requirements are information technology needs, product development, development of potential medical access points, equity contributions to its CHPN joint ventures and other subsidiaries and strategic acquisitions.



     Medical access point development, including physician practice acquisition, the establishment of urgent care, 24-hour, or primary care clinic facilities, or physician recruitment or relocation costs, could occur if the CHPNs are not able to adequately cover the geography or range of services desired. The capital cost to


                                       89
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develop a medical access point varies because of differing factors such as available facilities and extent of existing infrastructure. Cerulean anticipates that the development of a single medical access point could cost in the range of $0.5 million to $2.0 million. To date, no CHPN has produced an access need that has translated into additional capital requirements.



     Under the terms of a revolving credit loan agreement with a group of banks to finance Cerulean's CHPNs and other related costs, Cerulean could borrow up to $9.0 million. Borrowings outstanding totaled $3.5 million at December 31, 1997 and 1996. During January 1998, Cerulean terminated its $9.0 million revolving credit agreement and paid in full the $3.5 million note payable outstanding at December 31, 1997.



     Cerulean believes that future capital requirements can be met with a combination of (i) Cerulean's current resources, (ii) cash flows from operations, (iii) borrowings and (iv) potential debt or equity offerings. Management believes that the consummation of the Merger will provide Cerulean with additional capital alternatives.



  Year 2000 Computer Software Readiness



     All companies that operate on mature computer software programs face the difficult task of how to reprogram or replace their existing systems, which have protocols that address dates in terms of two digits rather than four to define the applicable year. Date sensitive software may recognize a date using "00" as the year 1900 instead of the year 2000. Cerulean has analyzed its systems and is executing a comprehensive plan to either modify or replace portions of its software and hardware so that those systems will properly function when processing information involving dates beyond December 31, 1999. Cerulean's plans to resolve the year 2000 issues involve the following phases: (1) awareness and assessment; (2) renovation; (3) validation; (4) implementation and
(5) contingency planning.



     During 1997, Cerulean began its assessment of all systems that could be significantly affected by the year 2000 issues. Detailed plans for renovation were finalized in early 1998. At the end of February 1999, Cerulean's state of year 2000 readiness can be summarized as follows:



     - Cerulean's data center is already year 2000 compliant; Cerulean anticipates that all client server, desk top computers and software, telephone and voice mail systems will be compliant by the end of June 1999.



     - Cerulean's claims processing, membership billing and primary payment system, which currently handles over 70% of Cerulean's membership, is renovated; certification testing and production implementation is scheduled for completion by the end of June 1999.



     - The claims processing system for approximately 27% of Cerulean's membership (representing the non-HMO membership for its largest customer) is in the process of renovation and is scheduled for production implementation by the end of August 1999.



     - Expanded certification testing for Cerulean's other large customers, including the FEP, and for the national ITS system will continue through September 1999.



     - Medicare Part A processing system is year 2000 compliant and certification testing will continue through June 30, 1999.



     - EDI testing and implementation is scheduled for completion during the third quarter.



     - The general ledger and related financial system applications are targeted for production implementation at the start of the third quarter.



     - During the second quarter of 1999, Cerulean will assess certain other applications that were initially identified as systems which did not require a year 2000 solution to determine if circumstances have changed such that a year 2000 solution would now be required.



     - Security systems and elevators in leased and owned facilities have been certified by external parties as year 2000 compliant.

     Cerulean utilizes both internal and external resources to renovate, replace, test and implement the software and equipment to satisfy year 2000 requirements. The total cost of the year 2000 changes is estimated at $13.0 million and is being funded through operating cash flows. Through December 31, 1998, Cerulean had incurred $4.1 million in capital expenditures and had expensed $6.8 million with $4.6 million expensed in the 1998 period. Remaining year 2000 costs are estimated at $2.1 million and include $1.7 million of renovation expense. Costs of new software are included in capital expenditures and will be amortized over three to five years.



     Cerulean conducts business electronically with certain external parties, including suppliers, customers, physicians, hospitals and financial service organizations. Cerulean has contacted substantially all of the external parties with which it interacts to determine year 2000 compliance issues. Certification testing with external parties began in January 1999. Over 50% of the physicians and hospitals that provide health care services to Cerulean's 1.6 million members reported that they were year 2000 ready at the end of February 1999. Certification testing of interfaces with vendors, suppliers, physicians and hospitals will continue through October. Cerulean is also dependent on interfaces with several government agencies, including HCFA and FEP. Although Cerulean continues to monitor the year 2000 readiness of significant external parties, it cannot guarantee that the systems of external parties upon which Cerulean depends will be year 2000 ready.



     Additionally, Cerulean uses external money managers to manage its investment portfolio. Historically, Cerulean has been dependent on its investment advisors to timely monitor performance of its investment portfolio against predetermined benchmarks. The effect of year 2000 non-compliance by its investment advisors, any of the national securities exchanges, certain financial institutions or the corporations in which Cerulean has either a bond or stock investment is not determinable. Non-compliance by these entities could have a material impact on Cerulean's investment earnings which have accounted for a significant portion of operating income over the last five years.



     Cerulean has received independent reviews from third parties of all of its year 2000 compliance activities. At this time, neither the third party reviews nor Cerulean's reviews have identified any business function which would experience year 2000 problems if the year 2000 plan is successfully implemented. However, failure to successfully execute the plan or the failure of external parties to achieve their year 2000 compliance could have a material adverse effect on Cerulean's financial position and results of operations.



     In late 1998, Cerulean began contingency planning with a third party consulting group in the event that all phases of its year 2000 plan are not completed. For those risks which cannot be mitigated, Cerulean expects to identify specific contingency actions by mid-1999. Due to increased requirements for contingency planning as required by HCFA, testing of the contingency plan has been scheduled for completion during third quarter 1999.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK



     With a primary emphasis on protection of capital, the Board of Directors-approved guidelines seek appropriate asset distribution, diversification of risk, and use of professional external money managers to manage levels of risk. Cerulean maintains two investment portfolios. Cerulean does not hold derivative financial instruments or derivative commodity instruments in either portfolio and has no foreign currency exposure. Cerulean is subject to market risk exposure associated with changes in interest rates and equity prices in its investment portfolios. A sensitivity analysis to measure potential losses in the market value of the Company's fixed income and equity investments in both portfolios (both portfolios are classified as other than trading) indicates the following market risk exposures:



          As of December 31, 1998, approximately 73.6% of the value ($239.5 million) of the consolidated portfolios was held in financial instruments with fixed maturities, which are described below at "BUSINESS OF
     CERULEAN -- Investment Portfolio." The primary market risk exposure is to changes in interest rates. An immediate one percentage point decrease in interest rates would increase the net aggregate market value of the fixed income portfolio by $8.1 million. An immediate one percentage point increase in interest rates would decrease the net aggregate market value of the fixed income portfolio by $8.2 million. Cerulean manages interest rate exposure by maintaining a short duration. The

                                       91
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     modeling technique used by Cerulean considers the net present value of cash flows (including duration estimates). Short-term debt instruments, approximately 2.8% of the value ($9.2 million) of the consolidated portfolios, with a fair value equal to their cost, are excluded from the aggregate net market value market risk exposure analysis.



          The fair value of the common equity portfolio, excluding investments in affiliated entities (1% of the common equity portfolio), was $75.4 million as of December 31, 1998. The equity portfolio is highly diversified and limited to high quality domestic dividend paying stocks. The primary market risk exposure is therefore an overall decline in market prices for balanced portfolios composed of the equity securities of seasoned domestic companies. Assuming an immediate 10% decrease in each equity security price, the hypothetical pre-tax loss in fair value is $7.5 million. Likewise, assuming an immediate 10% increase in each equity security price, the hypothetical pre-tax gain in fair value is $7.5 million. Cerulean's unrealized net gains and losses are recorded net of taxes as accumulated other comprehensive income in the Shareholders' equity section of the accompanying Consolidated Financial Statements.



     Cerulean does not anticipate any material change in primary market risk exposure in 1999.



     The portfolios and their management are also described and discussed above at "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CERULEAN -- Liquidity and Capital Resources -- Liquidity" and below at "BUSINESS OF CERULEAN -- Investment Portfolio."


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

                              BUSINESS OF CERULEAN


     Cerulean was incorporated under the laws of the State of Georgia on February 2, 1996 to act as the holding company for Georgia Blue and its subsidiaries and for other lawful purposes. Georgia Blue was established in 1937 and through a series of business combinations and subsidiary operations had, by 1985, and has currently, the largest health insurance company market share in Georgia. During 1997, Georgia Blue made a distribution of its investments in certain subsidiaries, including HMO-Ga and GBG to the holding company. As of December 31, 1998, Georgia Blue and HMO-Ga had 825,000 insurance and administrative service contracts covering or administering benefits for approximately 1.6 million members. This represents more than 21% of the total Georgia population and includes approximately 22% of the over 3.5 million residents of the metropolitan Atlanta area.


THE CONVERSION; PRIVATE PLACEMENT OF CLASS B STOCK

     On February 2, 1996, Cerulean acquired all of the outstanding capital stock of Georgia Blue, following the Conversion. The Conversion was accomplished pursuant to a Plan of Conversion approved by the Georgia Commissioner on December 27, 1995. As a part of the Conversion, Cerulean agreed to offer to each of Georgia Blue's eligible subscribers five shares of its Class A Stock at no cost.


     Following the Conversion, Cerulean issued 49,900 shares of Class B Stock to raise $49.9 million in capital. After deducting offering costs, the net proceeds to Cerulean were $46.6 million. Effective May 14, 1996, Cerulean's registration under the Securities Act of 1933 of the public offering of its Class A Stock with the Commission became effective. The registration of the Class A Stock under Section 12(g) of the Exchange Act became effective on June 30, 1997. As of March 31, 1999, a total of 70,323 eligible subscribers held 351,620 shares of Class A Stock. In addition, as of March 31, 1999, the Foundation Shareholders held 57,772 shares of Class A Stock. Currently, the Class A Stock is not publicly traded.



INDUSTRY OVERVIEW



     According to HCFA, health care spending in the U.S. rose from $836.5 billion in 1992 to $1,092.4 billion in 1997, an average annual increase of approximately 5.5%. This rate was considerably more than the average annual increase of the Consumer Price Index ("CPI") of approximately 2.6% for the same period. Health care spending accounted for over 13% of the Gross Domestic Product ("GDP") from 1992 through 1997. On an absolute dollar basis, as well as on a percentage of GDP basis, the United States spends more on health care than any other country in the world. Several factors have contributed to the dramatic increase in health care expenditures, including the aging of the population, increased use of high-technology treatments and tests, the rising cost of malpractice insurance and higher operating costs for hospitals, physicians and other health care providers. Prior to the development of managed health care, most health insurers offered health care benefit plans known as indemnity, or fee-for-service plans, which do not typically provide incentives to use particular providers for the provision of discounted care or include other cost-containment features.



     Due to the escalating cost of health care services, customers (both groups and individuals) began to demand lower cost alternatives to traditional indemnity insurance plans. Managed health care plans were developed to attempt to provide access to appropriate health care services in an affordable manner. Typically, HMO and PPO plans develop networks of health care providers to deliver health care at favorable rates while participating in quality initiatives together with utilization management and other cost control measures. An important factor in controlling costs is the number of members (i.e., enrolled health care consumers) that a managed care benefit plan can direct to providers. Under many managed care plans, providers are reimbursed based on either capitation (a fixed monthly fee per member regardless of frequency of use, generally used by HMOs for physicians and ancillary medical services such as laboratory services) or a negotiated per diem (daily rates, generally used for hospitals) or limited fee schedules (generally used for specialty physicians). Managed health care plans also feature a variety of methods of health care utilization management to monitor the type, quantity and setting of services obtained. Utilization management programs are designed to provide incentives to encourage providers to use health care resources effectively.


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


     Different types of health care utilization management and cost control methods differentiate managed health care plans. HMOs generally require members to use network providers exclusively, except in emergency cases, and to consult with a primary care physician prior to obtaining treatment from specialists. In addition, HMOs generally include capitated payment arrangements with network providers who charge members only modest copayments. A POS network plan provides members with an HMO service option for network coverage and also permits the member, at the time medical service is required, to choose a provider that is not a member of the HMO network at additional cost. POS plans generally require the use of a primary care physician within the network to coordinate health care services for the members, while PPO plans often do not. PPO and POS plans also provide members with the option of using non-network providers under indemnity-type coverage terms which require higher coinsurance payments by members and higher deductibles. These member payments are generally limited to an out-of-pocket maximum. Coinsurance and higher deductible requirements for non-network care in POS and PPO plans are designed to encourage greater utilization of the network care by members, thereby reducing costs. See "BUSINESS OF CERULEAN -- Business Lines and Products."



     According to a compilation of industry sources, in 1997 the total number of HMO members nationwide grew by an estimated 6.4 million people, to 83.4 million. Since 1992, HMO enrollment nationally has more than doubled. The Georgia marketplace is extremely diverse, ranging from the major metropolitan area of Atlanta with a 1997 population in excess of 3.5 million to several mid-sized cities to very rural areas. The southern half of the State of Georgia is primarily rural and dominated by an agrarian economy. The State of Georgia has an HMO market penetration of only 18%. Based on industry sources, the five states with the highest HMO penetration in the country at the end of 1997 have HMO market shares ranging from 42% to 61%. HMO membership in the State of Georgia for 1997 increased approximately 187% over 1992, at a rate greater than the rate of growth nationally, due in part to the state's low HMO market penetration in the early 1990s. HMO membership for 1997 in the metropolitan Atlanta area, where the 1997 HMO market penetration was approximately 40%, increased more than 200% over 1992, reflecting the increased consumer demand for managed care plans in the Atlanta area.



     Cerulean's rate of growth in HMO membership exceeded both the national and state rates of growth, increasing over 640% for the 1992-1997 period. The higher rate of growth for Cerulean is attributable to its growth in HMO membership specifically in the metropolitan Atlanta area. The Company experienced a rate of growth in the Atlanta market of over 600% for the 1992-1997 period.



GENERAL



     Cerulean, through its subsidiaries, has the largest health insurance company market share in Georgia, with 825,000 insurance and administrative service contracts covering or administering benefits for approximately 1.6 million members as of December 31, 1998 (including HMO, PPO and POS members). This represents over 21% of the total Georgia population. Georgia Blue has one of the State's largest PPO memberships, serving approximately 354,000 members as of December 31, 1998. HMO-Ga, a health maintenance organization which also offers POS products, serves an additional 440,000 members. GGL, a subsidiary of Georgia Blue and GBG, a subsidiary of Cerulean, are also part of the consolidated group. GGL offers group life, accident and disability insurance products that are sold in conjunction with Cerulean's health products. GGL has an "A-" rating from A.M. Best and is licensed to offer its products in Alabama, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. GBG principally provides workers compensation medical management services.



     Cerulean's core business products are its traditional indemnity products and its HMO, POS and PPO products. Cerulean's current business strategy centers around the belief that development of managed care products, with a strong HMO at the core, represents the most prudent response to current marketplace demands. In areas where there is no managed care, Cerulean's strategy is to solidify market presence through PPO network expansion, favorable changes in provider reimbursement and benefit design alterations that meet employers' needs.

     Cerulean offers its traditional indemnity products and its HMO, POS and PPO products exclusively within the boundaries of the State of Georgia. Cerulean and certain of its subsidiaries are licensed by BCBSA to use the Blue Cross and Blue Shield names and logos only in the State of Georgia. While there are only limited BCBSA restrictions on the conduct of business by Cerulean or its subsidiaries outside the State of Georgia under a different name, substantially all of Cerulean's revenue is currently associated with Georgia business.



     Georgia Blue and HMO-Ga have a comprehensive quality management program which focuses on assessment, management and monitoring of inpatient and ancillary service costs. The quality management program monitors, collects data on and evaluates inpatient and outpatient medical care, inclusive of preventive and mental health services, as well as the level of customer service provided to members by physicians and other medical providers. Cerulean has a disciplined credentialing function which monitors the recruitment and retention of its provider panels throughout the state. Georgia Blue's PPO was the first preferred provider organization in Georgia to receive full accreditation from the Utilization Review Accreditation Commission. Additionally, in 1997, HMO-Ga was awarded a full, three year accreditation by the National Committee for Quality Assurance ("NCQA"). The NCQA is a nationwide organization which evaluates quality assurance programs for HMOs.



     At present, HMO-Ga is licensed and operational as an HMO in eight markets in Georgia representing more than 5.9 million residents, including Atlanta. HMO-Ga's HMO and POS products are serviced through networks of primary care physicians, specialist physicians and hospitals. Beginning in January 1995, HMO-Ga also began supporting its products through CHPNs.



ORGANIZATIONAL STRUCTURE



     Cerulean's primary operating subsidiary, Georgia Blue, is organized in a Business Unit, Support Unit and Governance Unit structure. Business Units have responsibility to sell products, at appropriate prices, and to manage the effective delivery of product benefits at acceptable levels. Support Units manage the delivery of administrative services to individual or multiple Business Units within defined cost parameters, while meeting customer service expectations. The Governance Units establish policy, provide direction for Georgia Blue and monitor compliance.



     Within the Individual Business Unit, health insurance products are sold to individuals (or individual families) under age 65, or to persons over age 65 who are Medicare eligible. Local Market Business Units offer a full line of health insurance products for employer groups of less than 500 employees. The Major/National Business Unit offers a full line of health benefit products to employer groups with 500 or more covered employees and the National Par Business Unit supports participating plan accounts of Georgia employees of national employers sold through other Blue Cross and Blue Shield plans.



STRATEGIC INITIATIVES



  CHPNs



     As a result of concern with rising health care costs and changing trends in the health care industry, Cerulean determined to develop its own integrated delivery systems for managed health care products. Cerulean's CHPNs are the cornerstone of this strategy. CHPNs have facilitated the introduction of Cerulean's HMO and POS products into new markets which have provided alternatives to group customer demand for lower cost health care. CHPNs are locally based equity ventures between Cerulean and a local physician group and/or hospital, which owns the remaining equity interests in the CHPN. Cerulean owns at least 51% of the equity interests in each CHPN it has organized, and the local physician group and/or hospital owns the remaining equity interest. Clinical services are provided by the physician or hospital partners as well as other providers with which the CHPN maintains contracts, and Georgia Blue provides sales, management and administrative services, including information systems and data management services through service contracts with the CHPNs. Premium and fee revenues are received from subscribers by HMO-Ga which retains a flat percentage for administration and as a contribution to surplus. After deduction for premium taxes, the remaining premium revenue is used for payment of medical expenses and for contribution to the CHPN's retained earnings.



     Cerulean has taken several actions to support the CHPNs, including (i) providing initial and additional capital, (ii) hiring experienced managers to oversee sales, medical network management and financial performance in the local markets, (iii) providing dedicated claims processing and membership services,
(iv) developing a strategic information systems plan that addresses the information requirements, applications needs and systems architecture necessary to support the CHPNs and (v) enhancing medical management activities and continued development of NCQA processes and Health Plan Employer Data and Information Set ("HEDIS") reporting. Atlanta Healthcare Partners, Inc. (which operates in the Atlanta metropolitan area and surrounding counties) was the first CHPN to become operational. At the end of 1998 additional CHPNs, jointly owned by Cerulean and health care providers, were operational in the Augusta, Athens, Macon and Savannah markets. On February 22, 1999, Cerulean and the health care providers that were parties to the CHPN in the Macon market entered into a termination agreement that terminates the Macon CHPN, effective March 31, 1999.



  Information Technology



     Cerulean's comprehensive multi-year Strategic Information Systems Plan ("SISP") identified the capital, equipment, software and intellectual property necessary to employ and support traditional kinds of systems effectively in an evolving managed care and customer service environment. The software applications and hardware architecture necessary to support Cerulean's strategic CHPN business initiative were essential requirements of the SISP.



     Cerulean believes that the information technology strategies employed in the execution of the SISP have resulted in more efficient interrelated uses of information both through systems targeted to specific uses and through the use of networks to deploy solutions company-wide.



     Historically, Cerulean used a mixture of systems and processing platforms to meet its information requirements. Integral features of the SISP include a principal software application, GTE's Q/Care product, as modified for Cerulean, for claims processing and membership billing; a single hardware platform for claims processing; client server technology; and an Enterprise Data Warehouse ("EDW"). At the end of 1998, over 70% of Cerulean's membership was processed through the Q/Care system. Cerulean expects to migrate the remainder of its membership which includes Cerulean's largest customer to the Q/Care system at the start of third quarter 1999. Remaining predecessor systems will be retired during 1999. The EDW has been operational with medical management and claims data since December 1997. The EDW will include membership and premium revenue data by the end of second quarter 1999, completing the initial phase of the evolution of Cerulean's EDW. With the update to the EDW and the migration of all membership to Q/Care by mid-1999, Cerulean expects to have established a technical infrastructure to provide highly available, reliable and responsive business and clinical systems that will position Cerulean to continue to excel in the dynamic health care marketplace.



     Cerulean also performs paperless claim clearinghouse/electronic data interchange activities and provides on-line eligibility, claims status and preauthorization/referral processing options to providers as well as on-line access by some large employer groups to their eligibility and summary claims information. Provider and employer on-line functionality has strengthened Cerulean's position for health care electronic commerce.



YEAR 2000 COMPUTER SOFTWARE READINESS



     All companies that operate on mature computer software programs face the difficult task of how to reprogram or replace their existing systems, which have protocols that address dates in terms of two digits rather than four to define the applicable year. Date sensitive software may recognize a date using "00" as the year 1900 instead of the year 2000. The Company has analyzed its systems and is executing a comprehensive plan to either modify or replace portions of its software and hardware so that those systems will properly function when processing information involving dates beyond December 31, 1999. The Company's plans to resolve the year 2000 issues involve the following phases: (1) awareness and assessment; (2) renovation;

(3) validation; (4) implementation and (5) contingency planning. For a discussion of the Company's plans, refer to "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
CERULEAN -- Liquidity and Capital Resources -- Year 2000 Computer Software Readiness."



BUSINESS LINES AND PRODUCTS



  Overview



     Cerulean operates predominantly in one industry segment, health insurance products and services. As a full service provider of health benefit programs in the Georgia marketplace, Cerulean markets life, health and disability insurance products to employer groups and individuals. The overall product portfolio available includes standard indemnity insurance, PPO, HMO and POS health benefits plans, life insurance products and ancillary products including dental insurance, a vision affinity product, vision insurance and specialty products for mental health and pharmacy benefits.



     Various funding arrangements are available for each health benefit product. These arrangements range from fully insured to administrative services only ("ASO/Cost Plus"). For example, under a fully insured indemnity arrangement, Georgia Blue assumes the full risk (subject to deductibles and other adjustments) with direct payment by Georgia Blue, generally to the provider. In an ASO/Cost Plus indemnity arrangement, Georgia Blue administers the health insurance program for its customer and is compensated according to the terms of the contract for its services by management services fees. The formula for compensation in ASO/Cost Plus arrangements varies from contract to contract, but conceptually in such arrangements, Georgia Blue receives reimbursement for benefit payments processed and related management services fees. ASO/Cost Plus funding is generally utilized by employers with at least 500 covered enrollees. Some employers may choose individual member or aggregate reinsurance to protect against catastrophic losses. Additionally, Cerulean provides access to its provider networks and other services to employer groups and other third parties under various management services arrangements.



     Shown below is certain information on each of Cerulean's major product lines.



                             PERFORMANCE BY PRODUCT



                                                                 AT                 YEAR ENDED
                                                          DECEMBER 31, 1998      DECEMBER 31, 1998
                                                          -----------------   -----------------------
                                                             MEMBERS(1)        PREMIUMS    LOSS RATIO
                                                          -----------------   ----------   ----------
INSURANCE PRODUCTS
Indemnity and PPO.......................................        391,111       $  670,588      88.5%
HMO and POS.............................................        358,485          503,135      85.6
Life....................................................             --           15,942      52.6
                                                              ---------       ----------      ----
     Total..............................................        749,596       $1,189,665      86.8%
                                                              ---------       ==========      ====
MANAGEMENT SERVICES PRODUCTS(2)
Indemnity and PPO networks..............................        789,038
HMO and POS networks....................................         81,063
                                                              ---------
     Total..............................................        870,101
                                                              ---------
          Total -- All Products.........................      1,619,697
                                                              =========


---------------


(1) Includes actual membership for HMO and POS products and indemnity and PPO products with estimates for the FEP program and certain national participating business.


(2) Revenues for these administrative services arrangements in 1998 totaled $118.0 million.



  HMO and POS



     Cerulean's HMO product has been offered by HMO-Ga since 1986. From 1986 through 1993, the product did not experience substantial growth. However, in 1993, new management and an increased emphasis on sales of managed care products dramatically increased the market acceptance of HMO-Ga's products. HMO-Ga's HMO and POS products are now Cerulean's fastest growing products, due, in part, to Cerulean's CHPN initiatives. At present, HMO-Ga is licensed and operational as an HMO in eight separate markets in Georgia, including Athens, Atlanta, Augusta, Columbus, Gainesville, Macon, Rome and Savannah, representing more than 5.9 million residents. HMO-Ga's HMO and POS products are offered to group subscribers as "Blue Choice Healthcare Plan," which is a prepaid coverage and preventive care product and as "Blue Choice Option," which is a point-of-service product that allows members to choose between HMO-Ga network providers and out-of-network providers. Premiums and management services fees are collected on a monthly basis from employers. Some employers allow members to elect, at annual enrollment, whether they wish to be in the "Blue Choice Healthcare Plan" or the "Blue Choice Option."



     Under Cerulean's HMO product, HMO members select a primary care physician who provides basic medical care for the member pursuant to a contract with HMO-Ga. The primary care physician coordinates all of the medical and health care for each HMO member, including physical examinations, specialist care and hospitalization. Each primary care provider is credentialed and periodically re-credentialed by Cerulean to maintain physician network standards. The primary care physician coordinates with the member and Cerulean to promote the delivery of appropriate care in a cost-effective manner. HMO benefit plans require varying copayments for health care services. Coverage for non-emergency hospitalization services requires prior approval by the member's primary care physician and must be provided in network facilities, except for certain specified services. HMO benefit plans also provide coverage for preventive treatment and wellness programs. Benefits such as dental services, pharmacy services and vision care may be purchased as options to the basic benefit plan with a variety of copayment levels.



     Blue Choice Option members are required to use a primary care physician for basic medical services and pre-certification of specialist services whether performed by network or non-network providers. Network hospitalization is fully covered. Non-network services and services obtained without primary care physician approval are subject to deductibles and significant coinsurance requirements.



  BlueChoice Platinum



     HMO-Ga's application to offer a Medicare Risk HMO product in nine counties within the Atlanta metropolitan statistical area was approved by HCFA in December 1996. This product, "BlueChoice Platinum" became operational in April 1997 and had 9,300 members as of December 31, 1998. The individual BlueChoice Platinum product has no member premium and includes all traditional Medicare benefits plus preventive services, immunizations, annual vision screening, annual hearing screening and limited outpatient prescription coverage. The core benefits of the group BlueChoice Platinum product are those of the BlueChoice Platinum individual product with additional benefits defined by each employer.



  PPO



     Cerulean's PPO was first introduced in Georgia in the mid-1980's and began being offered as "Blue Choice PPO" in 1995. Cerulean's PPO is one of the three largest statewide provider networks in Georgia, serving approximately 354,000 members as of December 31, 1998.



     Cerulean's PPO products are intended to deliver health care benefits to employer groups at lower premium costs than traditional indemnity products due to benefit design, favorable pricing arrangements with network providers and utilization management and other cost control arrangements with network providers. Cerulean introduced its first PPO product for the individual market in February 1999. Typically, 80% to 90% of the cost of covered health care services received by a subscriber through the PPO network is covered by Cerulean's PPO benefit plans. Non-network services are generally covered at 60% to 70%, subject to higher deductible and coinsurance requirements. Currently, the Atlanta, Athens, Augusta, Columbus and Savannah PPO networks are utilizing a fee schedule for providers rather than a traditional discount from the providers' customary charges. Cerulean anticipates that its other PPO networks will also convert to utilizing a fee schedule rather than a traditional discount from charge, which will further enhance the cost effectiveness of this product.

     Full coverage for covered services is provided after a member has paid a specified annual out-of-pocket maximum (coinsurance). Cerulean offers a broad range of PPO benefit plans which enables the employer to choose the mix of benefits that is suited to its employees' needs. Higher deductibles, coinsurance and out-of-pocket maximums and other financial incentives encourage subscribers to use network provider services. Cerulean's PPO also offers preventive health benefit coverage, such as health assessments, immunizations and prenatal visits. Premiums and management services fees for Cerulean's PPO product are collected monthly from employers.



  Indemnity



     Cerulean's traditional indemnity product line includes benefit options for both the individual and group markets through products that reimburse for covered health care services on a fee-for-service basis. Premiums and management services fees are collected on a monthly basis. Traditional indemnity products may utilize the statewide networks that Cerulean has established for physicians, hospitals and pharmacies. The majority of new business opportunities for traditional indemnity group business are in the rural markets where, Cerulean believes, the flexibility of its indemnity products, in terms of provider access, is an advantage.



     Cerulean's indemnity products are offered to group subscribers as "New CHIP," the traditional indemnity insurance product with certain managed care features. Indemnity products are offered to individual subscribers as (i) "Flex Plus," a comprehensive major medical product for people under age 65, that provides a full range of benefits related to hospital, surgical, pharmacy and other associated medical expenses with varying deductible and coinsurance options, (ii) "hospital/surgical," a lower cost product than "Flex Plus" which insures only catastrophic non-routine services associated with a more serious medical condition related to a surgical procedure or inpatient hospital stay and which is also offered to people under 65 and (iii) "65 PLUS," a guaranteed issue plan that acts as a supplement to the federally insured Medicare program.



  Life Insurance



     GGL offers group life and disability products to employers of all sizes and is licensed to do business in six states throughout the Southeast although its revenues are derived primarily from business in the State of Georgia. Term life insurance is commonly offered with accidental death and dismemberment ("AD&D") for all groups with less than 100 employees. For larger groups, the life product may be offered with health insurance. In addition to the standard term life and AD&D products, GGL also offers a contributory, voluntary life insurance product as well as a dependent life insurance product. GGL offers a variety of plan designs and coverage amounts. GGL also offers short-term and long-term disability insurance.



  Ancillary and Specialty Network Benefits



     Cerulean offers a variety of ancillary and specialty network benefits to enhance Cerulean's competitive position and is developing other such products. Offering an array of ancillary products and specialty networks permits Cerulean's to capitalize on its name recognition and to appeal to employer groups that are increasingly seeking a variety of benefit options. Currently, these ancillary and specialty network benefits are offered in conjunction with Cerulean's medical benefit plan designs.



     Cerulean has offered dental insurance since 1982. Dental insurance is typically offered as a benefit enhancement that may be purchased in conjunction with group products. A number of major commercial carriers and other entities are offering managed dental care products, although Georgia Blue does not currently offer such a product.



     Cerulean offers vision, mental health/substance abuse and pharmacy benefits as part of certain of its medical plan designs. These benefits have not been designed as stand-alone products and are not sold separately from medical products.



     Cerulean provides workers compensation medical management services to employer customers.

MARKETING AND SALES



  General



     Cerulean's marketing operations vary depending upon the market at which sales efforts are directed; individuals (i.e., direct pay), small employer groups (defined as groups of two to 99 employees), large employer groups (defined as groups of 100 or more employees) and major national groups (defined as groups of 500 or more employees). Cerulean's marketing efforts are coordinated by Vice Presidents who serve as local market managers in each of the established local market regions, as well as by an Assistant Vice-President of Major/National Accounts and a Director of Individual Sales. Each of these individuals is supervised by the Executive Vice-President of Market Operations.



     From a competitive perspective, Cerulean addresses its market generally by geography, product and customer group size. Significant competition exists in the Atlanta and Augusta markets for managed care products. In other metropolitan areas, the majority of competition is generally for indemnity or PPO products, although new market entrants with managed care capabilities are beginning to penetrate these areas.



     Cerulean believes that a large percentage of profitable marketing opportunities exist in the small group market, and it has become more active and competitive in this area. Cerulean has pioneered cooperative buying programs as an enhancement to its existing distribution channels. These programs are developed with a "market sponsor" and offer an exclusive endorsement of Cerulean's products and the opportunity for a reduction in sales costs. Cerulean believes that these cooperative programs provide enhanced product access to small group customers. Cooperative programs are currently active in Albany, Athens, Cartersville, Gainesville and Rome, Georgia.



     Cerulean has also been highly successful in developing Major and National account business, especially for its HMO and POS products, because of its unique position regarding statewide capabilities.



  Internal Sales and Service Force



     Cerulean employs an internal sales staff of account executives and group sales representatives to sell and service all of Cerulean's group product lines. The sales force works with other members of the distribution channel, including independent agents and brokers. They also make direct calls on selected target accounts and work with nationally recognized consulting firms. Each geographic area has a local market manager and a sales manager directly responsible for the results of the unit. In addition, a centralized communications department develops direct mail advertising and promotional material that targets specific audiences for potential distribution of products. Service representatives are assigned specific accounts and work directly with the internal sales force and independent agents and brokers. Service representatives become the principal administrative contact for employers and their benefit managers. Their duties include conducting on-site meetings, providing health data reports and resolving potential service issues.



     Cerulean also maintains an additional fully-commissioned staff of sales employees who sell Cerulean's individual indemnity insurance products (other than the Medicare supplement). The Medicare supplement is sold by a telemarketing staff.



  Independent Insurance Agents and Brokers



     Cerulean's group sales representatives also market health insurance and managed care products through independent agents, brokers and consultants who may be paid commissions from the premiums received by Cerulean. Brokers who meet selected production and underwriting criteria are also eligible for a "Preferred Producer" bonus. These independent agents and brokers are responsible for a significant portion of Cerulean's enrollment growth over the past three years. Any future growth in ensuing calendar years will also be dependent on Cerulean's ability to continue productive relationships with these independent agents and brokers. Independent agents and brokers are not salaried employees of any insurance company or managed care company and are free to sell multiple products from multiple insurance firms. Some agents and brokers are career agents of other insurance companies whom they represent, and for whom they may be required to maintain product exclusivity for a given type of product but are able to sell group health insurance and managed care products from a number of carriers, including Cerulean. The distribution channel for the majority of sales opportunities in the Georgia market is dominated by independent agents and brokers, particularly in rural areas, and most insurance companies utilize them to distribute their products.



UNDERWRITING



     In determining whether to accept groups and to establish appropriate rates for its plans, Cerulean uses specific underwriting criteria based on its accumulated actuarial data, with adjustments for factors such as claims experience, member mix and risk characteristic differences, to evaluate anticipated health care costs. The risk selection criteria utilized by Cerulean employ generally accepted risk characteristics and a flexible underwriting formula to generate new business and renewal rates. Rates and the rating process are monitored monthly with appropriate adjustments made quarterly. New business ratings for all groups with 100 or fewer employees are applied through the use of an automated proposal system, with rates and risk selection criteria being implemented by field sales personnel. For employer groups with 100 or more employees, all rates are determined by home office underwriting personnel, who utilize the same screening of risk characteristics that is conducted for employer groups of smaller size, but who attempt to blend actual claim experience (utilizing a flexible credibility formula and underwriting intervention) in order to establish an appropriate rate based on Cerulean's desired competitive position. Rates for groups smaller than 50 are regulated by Georgia law.



CUSTOMERS



     Cerulean has contracts with certain employer groups and government agencies that account for a significant portion of Cerulean's total business. One group accounted for 23% of Cerulean's total premium and management services revenues in 1998. Cerulean's next two largest customers accounted for less than 9% of premium and management services revenues in 1998. Cerulean also serves as fiscal intermediary for the Medicare program. Claims processed for the Medicare program, state agencies and the BCBSA Out-Of-Area program totaled $4.3 billion in 1998. Cerulean receives fees for performing these services.



     Cerulean's contract with the State of Georgia was renewed for a one-year contract with six annual renewal options in July 1994. The State of Georgia program accounts for over 35% of Cerulean's membership and plays an integral part in the development of the Company's long-term provider network strategies. On June 30, 1998, the State of Georgia renewed the contract for another year and on July 7, 1998 informed Georgia Blue that it intended to seek competitive bids with respect to certain programs covered by the contract. In the 1999 legislative session, the Georgia legislature created a new agency which, among other things, will become the lead agency in coordinating and purchasing health care benefit plans for state and public employees and their dependents, as well as retirees. Cerulean anticipates that this agency will ultimately assume from the Georgia Merit System the authority over state merit and other health care benefits programs administered by Georgia Blue on behalf of the State and will be the agency with whom Georgia Blue will negotiate the terms of its contract with the State of Georgia.



     The non-renewal or termination of any of these contracts with major employer groups could have a material adverse effect on Cerulean's business, financial condition and results of operations. There can be no assurance that the subscribers or providers will renew their contracts or enter into new contracts with Cerulean, or, in the case of provider contracts, will not seek terms that are less favorable to Cerulean in connection with any such renewal.



INVESTMENT PORTFOLIO



     Cerulean's conservative management of the investment process has played an integral role in creating and maintaining its financial strength. Earnings from the investment portfolio have contributed significantly to the profits of Cerulean. Over the five-year period from January 1, 1994 to December 31, 1998, investment income plus gains realized on sales of investments represented 128% of consolidated operating income. In 1998, such income and gains were $26.4 million compared to consolidated operating income of $22.3 million.



     Investment discretion of Cerulean's insurance subsidiaries is governed by investment guidelines which comply with the Georgia Insurance Code. Cerulean has established a two-tiered investment portfolio.

Liquidity needs are met through an internally managed investment portfolio (the "Internal Portfolio") which is invested primarily in institutional money market accounts and short-term government agency notes. Those assets not required for liquidity are transferred to external money managers for long-term investment in the fixed income and equity markets (the "External Portfolio"). Applicable assets in both portfolios are held in custody by Wachovia Bank. All bonds in the investment portfolios must have quality ratings of "A" or higher by Moody's Investors Service and Standard & Poor's Ratings Group. The equity investments in Cerulean's investment portfolios are highly diversified and limited to high quality, dividend paying, domestic equity securities. There are no derivative securities or instruments in Cerulean's investment portfolios. The Board of Directors of each insurance subsidiary reviews and approves investment related activities at least quarterly.



     Georgia Blue's investment portfolio represented 69% of Cerulean's consolidated investment portfolio at December 31, 1998. Georgia Blue's Internal Portfolio is managed by management staff, who report to the Treasurer and Chief Financial Officer ("CFO") of Georgia Blue who in turn reports to the Treasurer of Cerulean. Georgia Blue's External Portfolio is managed by independent advisory firms and is subject to the review of Georgia Blue's CFO and the Finance Committee of Georgia Blue's Board of Directors. The CFO monitors the performance of Georgia Blue's investment managers and compares their performance on a monthly basis to predetermined benchmarks. The Finance Committee of the Georgia Blue Board of Directors formally reviews performance of each investment manager on a quarterly basis. Performance is also calculated quarterly by an outside consultant, ING Baring Furman Selz LLC, including benchmarking to an extensive group of other professionally managed investment portfolios. The investment process is dynamic and continually reviewed for improvements and refinements.



     Shown below are Cerulean's consolidated invested assets by category. The following tables should be read in conjunction with the accompanying Consolidated Financial Statements and the related Notes thereto and with the discussion at "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CERULEAN -- Quantitative and Qualitative Disclosures About Market Risk."



                            INVESTMENTS BY CATEGORY



                                                                     AS OF                 AS OF
                                                               DECEMBER 31, 1998     DECEMBER 31, 1997
                                                              -------------------   -------------------
                                                                           % OF                  % OF
                                                              CARRYING   CARRYING   CARRYING   CARRYING
                                                               VALUE      VALUE      VALUE      VALUE
                                                              --------   --------   --------   --------
                                                                           ($ IN MILLIONS)
Fixed maturities............................................   $239.5      73.6%     $192.9      68.8%
Equity securities...........................................     76.9      23.6        67.9      24.2
Short-term investments......................................      9.2       2.8        19.5       7.0
                                                               ======     =====      ======     =====
          Total investments.................................   $325.6     100.0%     $280.3     100.0%
                                                               ======     =====      ======     =====



     Cerulean's consolidated portfolio is comprised primarily of highly liquid investment securities. Cerulean's fixed maturities consist of United States Government securities and corporate securities. At December 31, 1998, all of Cerulean's fixed maturities consisted of instruments bearing fixed, rather than variable, rates of interest. The following summarizes Cerulean's fixed maturities by category.



                          FIXED MATURITIES BY CATEGORY



                                                                     AS OF
                                                               DECEMBER 31, 1998
                                                              -------------------
                                                                           % OF
                                                              CARRYING   CARRYING
                                                               VALUE      VALUE
                                                              --------   --------
                                                                ($ IN MILLIONS)
U.S. Treasury securities and obligations of U.S. government
  agencies..................................................   $163.0      68.1%
Corporate securities........................................     54.7      22.8
Mortgage-backed securities..................................     21.8       9.1
                                                               ------     -----
          Total fixed maturities............................   $239.5     100.0%
                                                               ======     =====

     The following table summarizes Cerulean's fixed maturities by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without a call or prepayment premium.



                     FIXED MATURITIES BY MATURITY CATEGORY



                                                                     AS OF
                                                               DECEMBER 31, 1998
                                                              -------------------
                                                                           % OF
                                                              CARRYING   CARRYING
                                                               VALUE      VALUE
                                                              --------   --------
                                                                ($ IN MILLIONS)
Due in one year or less.....................................   $ 31.6      13.2%
Due after one year through five years.......................     84.8      35.4
Due after five years through ten years......................     99.6      41.6
Due after ten years.........................................      1.7       0.7
Mortgage-backed securities..................................     21.8       9.1
                                                               ------     -----
          Total fixed maturities............................   $239.5     100.0%
                                                               ======     =====



COMPETITION



     The market for each of Cerulean's products in Georgia is highly competitive on both a regional and statewide basis and has undergone significant changes in recent years. From a competitive perspective, the market is generally addressed by geography, product and employer group size. Significant competition exists in the metropolitan Atlanta market for managed care products, while outside of this area the majority of competition currently is for either traditional indemnity or PPO products, although new market entrants with managed care capabilities are beginning to penetrate this area. Cerulean has many competitors in its indemnity, PPO and HMO operations, many of which have substantially greater financial and other resources than Cerulean. However, based upon current data available in publications circulated generally and within the health care industry, no single competitor is dominant in any one of Cerulean's eight geographic markets in the state.



     Price competition among benefit plans in Cerulean's markets, particularly the Atlanta metropolitan area, has intensified. According to public information, as of September 1998, 86% of the Georgia HMO and POS market was held by Cerulean and four national competitors: Kaiser Foundation Health Plan of Georgia, Inc., United Health Care of Georgia, Inc., Prudential Health Care Plan of Georgia, Inc. and Aetna U.S. Healthcare of Georgia, Inc. Cerulean's share was 31% and the largest competitor's share, Kaiser Foundation Health, was 18%. Because Cerulean's existing business operations are confined to markets within the State of Georgia, Cerulean currently is unable to subsidize losses in these markets with profits from other markets as national companies can. Cerulean believes that certain larger, national competitors are able to subsidize losses in the Georgia market with profits from other markets in which they operate and could pursue such a strategy in Cerulean's markets in an effort to increase market share. The national health care industry has recently seen a consolidation of companies that offer health care insurance, including traditional indemnity and managed care products. In addition to intensifying competition, this consolidation may result in corporations with enhanced financial resources positioned to pursue a strategy of subsidizing losses to increase their market position in Georgia.



     Further, future legislation at the federal and state levels may also result in increased competition in Cerulean's markets. Competition may also be affected by independent agents and brokers who sell Cerulean's health care benefit plans as well as the benefit plans of Cerulean's competitors. Additionally, provider-sponsored initiatives, through which certain hospital and physician alliances compete with traditional means of health care financing, are developing in some market segments. No assurance can be given that Cerulean will be able to compete effectively with such competition in the future.

EMPLOYEES



     Cerulean had 2,636 employees at March 31, 1999. No Cerulean employees are represented by any union, and Cerulean believes that its relations with its employees are satisfactory.



GOVERNMENT REGULATIONS



  Holding Company Regulation



     Cerulean is an insurance holding company and as such is subject to regulation by the DOI. Georgia regulations require the filing of financial and other information concerning the operations and interrelationships of entities within an insurance holding company system. Such regulations extend to contracts, loans, dividends, distributions, management agreements and other transactions between holding company entities. Certain of these agreements must be submitted to the DOI for approval, based on concepts of fair and reasonable terms, reasonable charges and fees, and the condition that following any such related party transaction the insurer's surplus with regard to policyholders shall be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs.



  Regulation of Insurance Subsidiaries



     Georgia Blue, HMO-Ga and GGL are subject to comprehensive regulation. The DOI has broad authority to regulate, among other things: licenses to transact the business of insurance; investment activity of insurers; premium rates for certain insurance products; trade practices of insurers; agent licensing; policy forms; insurance underwriting and claims practices; and reserve adequacy and solvency. Georgia Blue, HMO-Ga and GGL are required to file detailed annual reports with the DOI. Georgia Blue, HMO-Ga and GGL's accounts are subject to periodic examination by the DOI. The regulation of insurance holding company systems includes the acquisition and sales of licensed entities, payment of dividends by regulated entities, the terms of affiliate transactions and other related matters. HMO-Ga is a licensed HMO under Georgia insurance law. Pursuant to Georgia law, HMOs are considered insurers and, except as specifically provided to the contrary, are regulated by the same provisions that apply with respect to Georgia Blue and GGL.



  Change or Acquisition of Control



     Georgia insurance law requires the Georgia Commissioner's prior approval of any transaction affecting change of control of, or other acquisition of, a domestic insurer, or of any person or entity that controls a domestic insurer. In general, a presumption of control exists if any person or entity beneficially owns or controls 10% or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. Any direct or indirect change in control of a domestic insurer or an entity which controls a domestic insurer is subject to the approval of the Georgia Commissioner, following a public hearing.



  Examinations



     Georgia Blue, HMO-Ga and GGL are each subject to examination of their affairs by the DOI. The DOI conducts triennial examinations of insurance companies domiciled in Georgia. During the last quarter of 1995, the DOI completed its financial examination of Georgia Blue, HMO-Ga and GGL for the period January 1, 1992 through December 31, 1994. As a result of that examination, no matters were raised by the DOI that would have a material impact upon the statutory financial statements of either Georgia Blue, HMO-Ga or GGL. In May 1998, the DOI began its triennial financial examination covering the years January 1, 1995 through December 31, 1997, and during fourth quarter 1998, the DOI began a routine Market Conduct examination of Georgia Blue's operations. The examinations are not complete as of the date of this filing. Management expects that there will be no findings that would have a material impact on the statutory financial statements of Georgia Blue, HMO-Ga or GGL.

TRADE NAMES, TRADE MARKS, SERVICE MARKS AND LICENSES


     Pursuant to licenses from BCBSA, Cerulean has the exclusive right to conduct business under the name "Blue Cross and Blue Shield of Georgia" and to use the Blue Cross and Blue Shield names, trademarks and service marks for all of the indemnity and managed health care products and services it offers in all 159 counties in Georgia. Cerulean believes that the well-recognized Blue Cross and Blue Shield names, trademarks and service marks will continue to provide a significant marketing advantage in its licensed service area, particularly as competitive pressures narrow differences among health care benefit plans. Cerulean cannot do business using the Blue Cross and Blue Shield names, trademarks and service marks outside of its licensed service area.

PROPERTIES


     Cerulean's corporate headquarters occupies approximately 261,000 square feet of leased space in a 17-story building located in Atlanta, Georgia, and its main claims operations center occupies approximately 176,000 square feet of owned space in a four-story building located in Columbus, Georgia. Both facilities are in desirable and accessible locations. Cerulean leases space in 25 other buildings in communities throughout Georgia for a variety of corporate purposes. If the current rate of Cerulean's business growth can be sustained, additional space may be required.


LEGAL PROCEEDINGS

     Cerulean and its subsidiaries from time to time are parties to legal proceedings arising out of, and incidental to, Cerulean's normal course of business. In the opinion of Cerulean, adequate provision has been made for losses which may result from currently known actions and, accordingly, the outcome of these proceedings is not expected to have a material adverse effect on the financial condition of Cerulean.


     In particular, on September 18, 1998, Plaintiffs Allen Saravuth, Nga Nguyen, Chansamone Sengsavath and Fatana Pirzad, individually and on behalf of all others similarly situated, filed a lawsuit against Cerulean, Georgia Blue, James L. Laboon, Jr., Fred L. Tolbert, Jr., Richard D. Shirk, James E. Albright,
W. Daniel Barker, Elizabeth W. Camp, Louis H. Felder, M.D., Edward M. Gillespie, Joseph D. Greene, Mel H. Gregory, Jr., Frank J. Hanna, III, R. Pierce Head, Jr., Charles H. Keaton, James H. Leigh, Jr., M.D., Julia L. Mitchell-Ivey, Charles R. Underwood, M.D., W. Jerry Vereen, A. Max Walker, Dan H. Willoughby, M.D., Joe M. Young, and John B. Zellars (collectively, the "Defendant Directors") in the Superior Court of Richmond County, State of Georgia, bearing Civil Action File No. 98-RCCV-806. In addition, the plaintiffs filed a Motion for Temporary Restraining Order and Interlocutory Injunctive Relief, which was heard and denied by the Court on September 21, 1998. The plaintiffs identify themselves as four individuals who were entitled to receive shares of Class A Stock in connection with the conversion of Georgia Blue from a non-profit corporation to a regular business corporation. The plaintiffs assert claims for specific performance, fraud, breach of provisions of the Insurance Code of Georgia, breach of fiduciary duty and request declaratory judgment and the certification of a class action consisting of all persons who were "eligible subscribers" of Georgia Blue as of February 1, 1996, and who did not become holders of Class A Stock of Cerulean. The plaintiffs allege that they and the members of their purported class are entitled to receive shares of Class A Stock in Cerulean. The plaintiffs allege alternatively that offering materials disseminated by Georgia Blue during 1996 relating to Class A Stock of Cerulean contained materially misleading and deceptive statements and omissions and that plaintiffs and their purported class members are entitled to an award of damages in excess of $100 million. The plaintiffs also assert derivative causes of action against the Defendant Directors alleging that the Defendant Directors breached fiduciary duties by, among other things, approving the placement and issuance of Class B Stock during 1996, the issuance of Class A Stock, the settlement of the Conversion Litigation, and the management compensation program for Cerulean and Georgia Blue. On October 28, 1998, Cerulean and Georgia Blue filed answers. Defendant Directors need not file responsive pleadings until later. On December 9 and 10, 1998, a hearing was held on the plaintiffs' request for declaratory ruling on the issue of whether plaintiffs are properly shareholders of Cerulean and on December 17, 1998 the Superior Court ruled in favor of the plaintiffs. Cerulean filed an appeal with the Georgia Supreme Court, which accepted jurisdiction and granted expedited treatment to the appeal. Oral argument was heard on

March 8, 1999; no decision has been delivered. Cerulean's Board of Directors has appointed a Special Litigation Committee to review the derivative claims. Management believes the case to be without merit and, in any event, believes that its impact, if any, on the assets of Cerulean would not be material.



     On December 17, 1998, Plaintiffs Rickey Underhill, Jim Kerscher, Janice Young, Richard Collins, Greg Lane and Keith Page, individually and on behalf of all others similarly situated (collectively, the "Bartow County Plaintiffs"), filed a lawsuit against Cerulean and Georgia Blue in the Superior Court of Bartow County, State of Georgia. The Bartow County Plaintiffs identify themselves as six individuals who were entitled to receive shares of Cerulean's stock in connection with the Conversion of Georgia Blue from a non-profit corporation to a regular business corporation. The Bartow County Plaintiffs assert claims for specific performance and breach of provisions of the Insurance Code of Georgia and request declaratory judgment and certification of a class action consisting of all persons who were "eligible subscribers" of Cerulean on September 1, 1995, but who did not become holders of Class A Stock because their eligible coverage terminated prior to February 1, 1996. The Bartow County Plaintiffs allege that they and the members of the purported class are entitled to receive shares of Class A Stock. The Bartow County Plaintiffs allege alternatively that offering materials disseminated by Georgia Blue during 1996 relating to Class A Stock were not disseminated to the Bartow County Plaintiffs and that the Bartow County Plaintiffs and the purported class members are entitled to an award of damages in excess of $2.5 million. On January 28, 1999, Cerulean and Georgia Blue filed answers and a motion to dismiss. After considering the complaint, management of Cerulean believes the case to be without merit and, in any event, believes that its impact, if any, on the assets of Cerulean would not be material.



MARKET FOR CERULEAN'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS



     As of March 31, 1999 Cerulean had 70,323 holders of Class A Stock of record. There is no established public trading market for the Class A Stock. Transfer of the Class A Stock was restricted until December 1, 1998; thereafter, during the period December 1, 1998 through December 2001, any sale of Class A Stock is subject to Cerulean's first right of refusal. Cerulean does not anticipate that any dividends will be paid on Class A Stock.


      SECURITY OWNERSHIP OF CERULEAN MANAGEMENT AND PRINCIPAL SHAREHOLDERS

     Currently, no shares of Common Stock are outstanding or beneficially owned by any person, and no shares of Blank Preferred Stock are outstanding or beneficially owned by any person.


     As of March 31, 1999, a total of 70,323 holders held 409,392 shares of Class A Stock, all of which were outstanding.



     The Foundation owns 53,150 shares (or approximately 13%) of the Class A Stock. The address of the Foundation is: Healthcare Georgia, Inc., Endowed by Blue Cross & Blue Shield of Georgia c/o Long Aldridge & Norman LLP, 303 Peachtree Street, Suite 5300, Atlanta, Georgia 30308.



     No directors, nominees for director or officers of Cerulean or of Georgia Blue beneficially own any shares of capital stock of Cerulean except Frank J. Hanna, III and John W. Robinson, Jr. Mr. Robinson, a Class A Designated Director, owns five shares (less than 1%) of the Class A Stock outstanding. GSH owns 40,000 shares (approximately 80%) of the Class B Stock outstanding. Frank
J. Hanna, III, Frank J. Hanna, Jr. and David Hanna share voting and dispositive power with regard to all of the shares of Class B Stock owned by GSH. Frank J. Hanna, III, is, therefore, deemed to be the indirect beneficial owner of the 40,000 shares held by GSH. The address of GSH is: Suite 1750, Two Ravinia Drive, Atlanta, Georgia 30346.

                             MANAGEMENT OF CERULEAN


     The following table sets forth certain information as of March 31, 1999 regarding each of the executive officers of Cerulean or Georgia Blue who is not also a Director of Cerulean.



NAME                        AGE                             TITLE
----                        ---                             -----
John A. Harris............  48    Treasurer of Cerulean, Executive Vice President of
                                  Finance & Strategic Planning of Georgia Blue
Hugh J. Stedman...........  51    Secretary of Cerulean, Senior Vice President and General
                                  Counsel of Georgia Blue
Raymond J. Colleran.......  56    Executive Vice President, Market Operations of Georgia
                                  Blue
Mark Kishel, M.D. ........  52    Executive Vice President, Chief Medical Officer of
                                  Georgia Blue
Richard F. Rivers.........  45    Executive Vice President, Chief Operating Officer of
                                  Georgia Blue
Richard A. Steinhausen....  55    Executive Vice President, Service Operations and
                                  Information Systems of Georgia Blue
R. Neil Vannoy............  52    Executive Vice President, Community Operations of Georgia
                                  Blue


     John A. Harris has served as Georgia Blue's Executive Vice President, Finance and Strategic Planning since January 1993. He has served as Treasurer of Cerulean since its organization in February 1996. Prior to joining Georgia Blue, he worked in the health care industry for 10 years, primarily in managed care companies, but also with multi-line carriers. His positions included Chief Financial Officer, Western Market Group, for the Employee Benefits Division of Lincoln National; Assistant Corporate Controller for Financial Planning, Reporting and Analysis for Equicor; President, VIP Health Plan (an IPA model HMO in California); and Vice President, Finance for CIGNA Health Plans for Southern California.


     Hugh J. Stedman currently serves as Secretary of Cerulean and Senior Vice President and General Counsel to Georgia Blue. Mr. Stedman has been Counsel to Georgia Blue since 1985. Mr. Stedman obtained his J.D. from Rutgers University and is admitted to practice law in Georgia and Pennsylvania. Prior to joining Georgia Blue, Mr. Stedman was Associate Counsel for Healthdyne, Inc., a manufacturer of medical devices and supplier of home-health services. Mr. Stedman is a member of the American, Georgia and Cobb County Bar Associations, the Cobb County Chamber of Commerce and the American Health Lawyers' Association.



     Raymond J. Colleran joined Georgia Blue in February 1993 as Georgia Blue's Executive Vice President, Market Operations. Prior to February 1993, Mr. Colleran held a number of key management positions with Equitable Life, Equicor and CIGNA. These positions included Regional Financial Officer and Regional Account Vice President with Equitable Life, Vice President in Charge of Sales and Accounts for Equicor, President of the East Central Region for Equicor, and most recently, Senior Vice President in Charge of Sales for the East Central Region for CIGNA. Mr. Colleran has served as Corporate Secretary and Treasurer for GGL since November 1994. Mr. Colleran is a past member of the Blue Cross and Blue Shield Association National Labor Office Board and the Buckhead Chamber of Commerce Executive Committee.


     Mark Kishel, M.D., has been Executive Vice President and Chief Medical Officer of Georgia Blue since October 1993. Prior to joining Georgia Blue, he developed staff, group and IPA model HMOs, as well as PPOs, for major carriers and other managed care organizations including Travelers, Lincoln National and Health America. His management experience includes capitated Medicaid, managed workers' compensation, POS and HMO networks. Dr. Kishel has developed quality management and utilization management programs for various start-up companies and consulted in physician health organizations and university-sponsored health plan development. As a practicing pediatrician and family physician for 11 years, Dr. Kishel assisted in the development of a model primary care system that addressed the needs of the indigent and uninsured in Arizona. He is a Director of the Atlanta Boys and Girls Clubs, Inc.

     Richard F. Rivers joined Georgia Blue as Executive Vice President and Chief Operating Officer in September 1997. Prior to joining Georgia Blue, Mr. Rivers worked for Prudential Insurance Company for

22 years. Most recently, he was Senior Vice President of Health Plan Operations with Prudential Healthcare and was responsible for the operations of 32 local health plans nationwide. Prior to this, he was President of South Central Operations and had full responsibility for operations in ten states.

     Richard A. Steinhausen joined Georgia Blue in August 1995 as Executive Vice President, Service Operations and Information Systems. Mr. Steinhausen has more than 30 years of health care industry experience. Most recently, he served as Vice President, Employee Benefits Division of Washington National. Previously, he was a Senior Vice President of Equicor and President of its National Benefits Sector. He also served as Regional Vice President, Claims for Equitable Life Assurance Society.


     R. Neil Vannoy joined Georgia Blue as Senior Vice President of Public Affairs and Product Development in July 1992. In 1994, he was appointed Executive Vice President of Community Operations of Georgia Blue and is responsible for community healthcare partnership developments and government programs. Prior to joining Georgia Blue, Mr. Vannoy served in management positions with Prudential Insurance Company for 16 years, including Vice President, Group Corporate at Prudential's New Jersey headquarters, Vice President in charge of the company's Southern Group Operations, Vice President of Florida Group Operations and Vice President of Group Marketing and Sales at the New York City group office. Mr. Vannoy is a member of the Boards of Directors of the Georgia Business Forum, the Georgia Caring Program for Children Foundation and the CHPNs in Atlanta, Athens, Augusta and Savannah. He serves on the Professional Advisory Council of Mission New Hope in Atlanta, supported the development of the Georgia Coalition for Health as a member of the formation steering committee and serves on the technical advisory committees of the Georgia Health Policy Center. Mr. Vannoy holds a Chartered Life Underwriter designation.


                            COMPARISON OF RIGHTS OF
                CERULEAN SHAREHOLDERS AND WELLPOINT SHAREHOLDERS

     The rights of Cerulean shareholders are presently governed by the GBCC, the Cerulean Articles, the Cerulean Bylaws and, in the case of holders of Class B Stock, the Shareholders' Agreement. Upon completion of the Merger, the rights of Cerulean shareholders who become shareholders of WellPoint in the Merger will be governed by the Delaware General Corporation Law ("DGCL"), the Restated Certificate of Incorporation of WellPoint (the "WellPoint Certificate"), and the Bylaws of WellPoint (the "WellPoint Bylaws"). The following is a summary of the principal differences between the current rights of Cerulean shareholders and those of WellPoint shareholders following the Merger.

     The following is not intended to be a complete discussion of the differences in the rights of Cerulean and WellPoint shareholders, and is qualified by reference to Delaware law, Georgia law, the WellPoint Certificate, the Cerulean Articles, the WellPoint Bylaws and the Cerulean Bylaws. Copies of the WellPoint Certificate and the WellPoint Bylaws are attached hereto as Appendix D and Appendix E, respectively. The Cerulean Articles and the Cerulean Bylaws which are presently available from Cerulean, as well as from the Commission, will be sent to shareholders of Cerulean upon request. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS OF WELLPOINT BY REFERENCE."

BOARD OF DIRECTORS

     Cerulean. The Cerulean Articles provide that, for all matters other than election of Directors, the holders of Class A Stock and Class B Stock vote as separate classes. Directors are elected by a plurality of the votes cast by the shares entitled to vote unless the Cerulean Articles provide otherwise.

     The GBCC provides and permits the articles of incorporation or bylaws of a corporation to provide, for a Board of Directors divided into two or three classes, with the size of the classes to be as even as possible. The Cerulean Articles provide for a Board which is divided into three classes, each of which is elected for a staggered three-year term.

     The Cerulean Articles further provide that as long as both shares of Class B Stock and Class A Stock are issued and outstanding, the holders of Class A Stock, voting separately as a single class, are entitled to elect two members of each class of the Board of Directors of Cerulean (the "Class A Designated Directors").

Under the Cerulean Articles the first two Class A Designated Directors were previously elected by the holders of Class A Shares at the annual meeting of Cerulean held on December 18, 1996; two more were elected at the annual meeting of Cerulean held on April 25, 1997 and the final two were to be elected at the Annual Meeting scheduled for December 30, 1998. These final two were appointed by the Board of Directors effective March 15, 1999 and holders of outstanding shares of Class A Stock are being asked to ratify that action at this Meeting. The Cerulean Articles provide for a restriction on voting of shares of common stock, limiting the vote of any one shareholder to 5% of the total number of shares voting. The limit is also contained in the Shareholders Agreement between Cerulean and the Foundation, in which the Foundation agrees to vote only 5% of its Class A Stock on matters presented for a vote to the holders of Class A Stock. This provision has been waived by Cerulean with respect to the Merger, so that on Proposal 1 the Foundation will be entitled to vote all 53,150 of its shares of Class A Stock, but on Proposal 2, the Foundation will vote only 20,469 shares. So long as any shares of Class B Stock are issued and outstanding, the holders of Class B Stock, voting separately and as a single class, are entitled to elect all remaining directors of the Cerulean Board of Directors other than the Class A Designated Directors; two are nominated by the holders of Class B Stock and are known as Preferred Designated Directors; the remainder are nominated by the Nominating Committee and approved by the Board.


     WellPoint. The DGCL permits a classified board of directors, divided into as many as three classes, but with no requirement that the classes be as even in size as possible. The WellPoint Certificate provides for the WellPoint Board of Directors to be divided into three classes with any change in the number of directors to be apportioned among the classes so the number of directors in each class is as nearly equal as possible. The Board of Directors of WellPoint is elected by a plurality of the votes cast by shareholders, up to the number of directors to be elected in such election, without cumulative voting.

COMMITTEES OF THE BOARD

     Cerulean. The Cerulean Bylaws provide that Cerulean shall have a Finance Committee which shall consist of up to seven (7) directors, which, in addition to such duties as the Board shall delegate, shall prepare and approve an annual Business Plan of Cerulean, its subsidiaries and affiliates, which, upon approval of the Finance Committee and the Board of Directors, shall serve as the Business Plan for Cerulean, its subsidiaries and affiliates. The Cerulean Bylaws and the Shareholders' Agreement provide that two Preferred Designated Directors shall serve on the Finance Committee. The Cerulean Bylaws further provide that in the discretion of the Class B Stock, one or two Preferred Designated Directors shall serve on the Compensation Committee, the Strategic Planning Committee, and the Audit Committee of Cerulean.

     WellPoint. The WellPoint Bylaws provide that any executive committee established by the Board of Directors shall, during the "Initial Period," have at least one member who is a BCC Designee (as defined below) and a majority of members who are WellPoint Designees (as defined below). "Initial Period" is defined in the WellPoint Bylaws to be the period commencing on May 20, 1996 and ending on the date on which the California Foundation and its affiliates, when taken together, cease to "Beneficially Own" Capital Stock in excess of the "Ownership Limit" (as such terms are defined in the WellPoint Certificate). See "--Certain Restrictions on Ownership of Securities." As of September 30, 1998, the California Foundation owned 17,910,000 shares, or approximately 26% of the outstanding WellPoint Stock. The WellPoint Bylaws define "BCC Designee" as each of W. Toliver Besson, Stephen L. Davenport and Sheila P. Burke, or a direct or indirect replacement thereof. "WellPoint Designee" is defined as each of Leonard
D. Schaeffer, David R. Banks, Roger E. Birk, Julie A. Hill and Elizabeth E. Sanders, or a direct or indirect replacement thereof.

     The WellPoint Bylaws further provide that there will be a Nominating Committee of the Board of Directors of WellPoint, which will consist of three directors, at least one of whom will be a BCC Designee and a majority of whom are non-BCC Designees. The Nominating Committee will continue in existence at least until the end of the Initial Period. So long as it remains in existence, the Nominating Committee has power, acting by majority vote, to nominate persons to serve as directors of WellPoint, subject (i) to any rights of shareholders under law to nominate persons to serve as directors, (ii) in the case of a person nominated as a replacement for a BCC Designee, the BCC Designee members of the Nominating Committee will have a veto vote, (iii) in the case of a person nominated as a replacement for any WellPoint Designee on the Board, the

Nominating Committee will not nominate such a person if a majority of the WellPoint Designee members of the Nominating Committee oppose such nomination and (iv) to any contractual obligations of WellPoint. So long as the Nominating Committee remains in existence, if the Nominating Committee is unable to nominate a candidate for WellPoint's Board of Directors as set forth above, nominations will be made by the Board of Directors, in the case of replacing a BCC Designee, by vote of a majority of the remaining BCC Designees or, in the case of replacing a WellPoint Designee, by vote of a majority of the remaining WellPoint Designees.

ACTIONS BY SHAREHOLDERS WITHOUT A MEETING; SPECIAL MEETINGS

     Cerulean. Under the GBCC, any action which may be taken at a meeting of the shareholders of a corporation may be taken without a meeting by written consent if such action is taken by all of the shareholders entitled to vote on such action, or, if so provided in the articles of incorporation, by written consent of persons who would be entitled to vote at a meeting and who hold shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting. The Cerulean Bylaws provide that any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action.

     The Cerulean Bylaws further provide that special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by the
GBCC: (i) may be called by the Chairman of the Board of Directors; (ii) shall be called by the Chairman of the Board of Directors or the Secretary of Cerulean when so directed by the Board of Directors; (iii) at any time at which Cerulean has more than 100 shareholders of record, shall be called by the Chairman of the Board of Directors or the Secretary of Cerulean at the request in writing of shareholders owning not less than 70% of all of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting of Cerulean;
(iv) at any time at which Cerulean has 100 or fewer shareholders of record, shall be called by the Chairman of the Board of Directors or the Secretary of Cerulean at the request in writing of shareholders owning not less than 25% of all of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting; and (v) shall be called at the request in writing of shareholders owning not less than a majority of the shares of Class B Stock then issued, outstanding and entitled to vote.

     WellPoint. Under the DGCL, unless a corporation's certificate of incorporation provides otherwise, any action which may be taken at a meeting of the shareholders of a corporation may be taken without a meeting by the execution of a written consent by the holders of outstanding stock having not less than the minimum amount of votes necessary to take such action at a meeting where all shareholders entitled to vote on such action are present.

     The WellPoint Certificate and the WellPoint Bylaws prohibit the taking of shareholder action by written consent without a meeting. The WellPoint Certificate provides that a special meeting of the shareholders of WellPoint may be called at any time only by the Chairman of the Board, the President, a majority of the members of the Board of Directors or holders of shares entitled to cast not less than 10% of the votes at the meeting.

AMENDMENTS TO CERTIFICATE OR ARTICLES OF INCORPORATION

     Cerulean. Under the GBCC, the board of directors may amend the articles of incorporation to take the following actions without obtaining shareholder approval: (i) delete the names and addresses of the initial directors, initial registered agent or registered office, the initial principal office, and each incorporator, (ii) change each issued or each issued and unissued authorized share of an outstanding class of stock into a greater number of whole shares if the corporation has only shares of that class outstanding, (iii) change the corporate name, (iv) extend the corporation's duration if it was incorporated at a time the law required limited duration, (v) change or eliminate the par value of each issued and unissued share of an outstanding class if the corporation has only shares of that class outstanding, or (vi) make any other change permitted by the GBCC without shareholder action. Other amendments must be approved by the board of directors and by the shareholders by a majority of the votes entitled to be cast on the amendment by each voting group entitled to

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

vote on the amendment unless the articles of incorporation, the bylaws or another provision of the GBCC require a higher vote. In general, class or series voting on an amendment will be permitted if the amendment would change the number of authorized shares of a class (unless the articles of incorporation provide otherwise) or adversely affect the rights, powers or preferences of the shares of a class or series in a manner specified by the statute.

     The Cerulean Articles and Cerulean Bylaws further restrict the ability of the Cerulean shareholders to amend the Cerulean Articles. The Cerulean Articles and Bylaws provide that the Cerulean Articles may be altered, amended or repealed by the shareholders only upon the affirmative vote of (i) a majority of the members of the Board of Directors and (ii) a majority (or in the case of amendment of provisions which require a greater percentage, such greater percentage) of the shares of each class of shares then outstanding and entitled to vote thereon. Notwithstanding the foregoing, the Cerulean Articles and Cerulean Bylaws provide that the provision governing amendment of the Cerulean Articles described herein, together with the provisions of the Cerulean Articles dealing with classification of the Cerulean Board of Directors and restrictions upon the acquisition of securities of Cerulean in the event that Cerulean Common Stock (which is different from Class A Stock and none of which is presently outstanding) is outstanding and no shares of Class B Stock remain outstanding may be altered, amended or repealed by the shareholders only upon the affirmative vote of (i) a majority of the members of the Board of Directors and
(ii) three-fourths of the shares of each class of shares then outstanding and entitled to vote thereon.

     WellPoint. Pursuant to the DGCL, amendment of a corporation's certificate of incorporation may be adopted if approved by the board of directors and the majority of the outstanding shares entitled to vote. The WellPoint Certificate requires the greater of two-thirds or seven of the directors then in office for the Board of Directors to approve any amendment of the WellPoint Certificate. The WellPoint Certificate further requires the affirmative vote of the holders of at least 75% of each class of the shares of voting stock represented and voting at a duly held meeting of shareholders at which a quorum is present, voting by class, to amend certain provisions of the WellPoint Certificate, including the provisions concerning (i) the number of directors; (ii) certain provisions of the WellPoint Certificate dealing with WellPoint's classified Board of Directors; (iii) the filling of vacancies on the Board of Directors;
(iv) the power of directors to amend the WellPoint Certificate; (v) the prohibition on shareholder action by written consent; (vi) the ownership and transfer restrictions; (vii) the prohibition on cumulative voting by shareholders; and (viii) the requirement for supermajority shareholder approval to amend such provisions. However, no amendment of the WellPoint Certificate will be effective unless approved by the affirmative vote of a majority of the outstanding shares of voting stock entitled to vote. In addition, the requirement for supermajority shareholder approval will not apply to any amendment to the Ownership and Transfer Restrictions to conform such provision to a change to the terms of the WellPoint License Agreement or to any amendment to the Ownership and Transfer Restrictions required or permitted by the BCBSA. Furthermore, the provisions of the WellPoint Certificate described in the last two sentences of this paragraph will become ineffective and of no further force and effect in the event that the WellPoint License Agreement is terminated and WellPoint and the BCBSA do not enter into a replacement license agreement.

AMENDMENTS TO BYLAWS

     Cerulean. The GBCC permits a corporation's board of directors to amend, repeal or adopt bylaws, unless (i) the articles of incorporation reserve this power exclusively to the shareholders in whole or in part, or (ii) the shareholders, in amending or repealing a particular bylaw, expressly reserve the power to amend or repeal that particular bylaw. The corporation's shareholders may also amend, repeal or adopt bylaws even though the bylaws may be amended or repealed by the board. The shareholders alone may amend, repeal or adopt bylaws limiting the authority of the board of directors or establishing staggered terms for directors; the shareholders alone may adopt bylaws extending a greater quorum or voting requirement for shareholders. In addition, the board of directors may not amend, repeal or adopt a bylaw fixing a greater shareholder quorum or voting requirement unless the bylaw relates to the GBCC's business combination or fair practice provisions. Unless provided otherwise in a corporation's articles of incorporation or bylaws, a bylaw fixing a greater quorum or voting requirement for the board of directors may be adopted, amended or repealed by the

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affirmative vote of a majority of the votes entitled to be cast by the shareholders or by a majority of the directors, and if such a bylaw is adopted or amended by shareholders, such bylaw or amendment may provide that it may be amended or repealed only by a specified vote of either the shareholders or the board of directors.

     The Cerulean Articles and Cerulean Bylaws restrict the ability of Cerulean shareholders and directors to amend the Cerulean Bylaws. The Cerulean Articles and Cerulean Bylaws provide that the Cerulean Bylaws may be altered, amended or repealed by the shareholders only upon the affirmative vote of (i) a majority of the members of the Board of Directors, and (ii) a majority (or in the case of amendment provisions which require a greater percentage, such greater percentage) of the shares of each class of shares then outstanding and entitled to vote thereon.

     WellPoint. Pursuant to the DGCL, bylaws may generally be adopted, amended or repealed either by approval of the majority of the outstanding shares entitled to vote or, if provided in a corporation's certificate of incorporation, by approval of the board of directors. The WellPoint Certificate further requires approval of the greater of at least two-thirds or seven of the directors then in office for the Board of Directors to approve and authorize (i) the amendment of certain bylaws, including the bylaws concerning (a) the number, qualification and election of directors, (b) the filling of vacancies on the Board of Directors, and (c) the committees of the Board of Directors, including the Nominating Committee, and; (ii) the amendment of a bylaw concerning the adoption by the Board of rules and regulations not inconsistent with the WellPoint Certificate.

GENERAL VOTING REQUIREMENTS

     Cerulean. The GBCC provides that unless the articles of incorporation, a bylaw adopted by the shareholders or the GBCC requires a greater number of affirmative votes, action by a voting group on a matter (other than the election of directors) will be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action at a meeting where a quorum is present.

     WellPoint. The DGCL provides that unless the DGCL, the certificate of incorporation or bylaws provide otherwise, the affirmative vote of a majority of the shares present in person or represented by proxy at a meeting at which a quorum is present will constitute approval by such voting group, except that directors will be elected by a plurality of the votes of the shares entitled to vote. Because WellPoint presently has only one class of shares outstanding, votes on all matters other than the election of directors will be by vote of a majority of a single voting group present in person or represented by proxy at a meeting unless a different vote is required by the DGCL.

VOTE REQUIRED FOR CERTAIN TRANSACTIONS

     Cerulean. In connection with the approval of proposed mergers and share exchanges, and unless a greater vote or vote by voting group is required by the GBCC, the articles of incorporation, bylaws or board resolutions, the GBCC generally requires the affirmative vote of a majority of all votes entitled to be cast on the plan for such transaction, voting as a single group, and the affirmative vote of a majority of the votes entitled to be cast by holders of shares of each voting group entitled to vote as a group under the corporation's articles of incorporation. Unless a greater vote or a vote by voting group is required by the articles of incorporation, bylaws or board resolutions, the GBCC provides that the sale of all or substantially all of the assets of a corporation must be approved by the affirmative vote of a majority of all the votes entitled to be cast on the matter, regardless of voting groups. Shareholders of the surviving corporation generally need not approve a merger if
(i) the articles of incorporation of the surviving corporation will not differ,
(ii) each share of stock of the surviving or acquiring corporation outstanding immediately before the effective date of the merger or share exchange is to be an identical outstanding or reacquired share immediately after the merger or share exchange, and (iii) the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange, do not exceed the total number and kind of shares of the surviving corporation authorized by its articles of incorporation immediately before the merger or share exchange.

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

     Under the Cerulean Articles, the holders of Class A Stock and the holders of Class B Stock are each entitled to vote as a separate voting group in connection with a merger, share exchange or sale of all or substantially all of Cerulean's assets.

     WellPoint. Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation's assets generally must be approved by the shareholders of each constituent corporation by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the transaction. The DGCL does not recognize share exchanges. Shareholders of the surviving corporation need not approve a merger if: (i) the corporation's certificate of incorporation will not be amended as a result of the merger; (ii) each share of the corporation's stock outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (iii) either no shares of the surviving corporation's common stock and no securities convertible into such stock will be issued pursuant to the merger or the authorized unissued shares or treasury shares of the surviving corporation's common stock to be issued pursuant to the merger plus those initially issuable upon conversion of any other securities to be issued pursuant to the merger do not exceed 20% of the shares of the surviving corporation's common stock outstanding immediately prior to the effective date of the merger.

CERTAIN RESTRICTIONS ON OWNERSHIP OF SECURITIES


     Cerulean. The Cerulean Articles provide for certain restrictions on the ownership of securities of Cerulean in the event that Common Stock of Cerulean was ever issued. These provisions were put in place to comply with the licensing requirement imposed on Georgia Blue by BCBSA in connection with the issuance of licenses to Cerulean and Georgia Blue to use the Blue Cross and Blue Shield tradenames and trademarks in the State of Georgia. These restrictions have been incorporated into the Shareholders Agreement, dated September 22, 1998, between Cerulean and the Foundation with respect to Class A Stock and Warrants. There is no Common Stock presently outstanding.


     WellPoint. The WellPoint Certificate also has an ownership limit to accommodate BCBSA licensing restrictions. Generally, the ownership limitations provide that no person may "Beneficially Own" (as defined in the WellPoint Certificate) more than the number of shares of voting stock which is one share lower than the number of shares of voting stock representing the "Ownership Limit." The "Ownership Limit" is the following: (i) for any "Institutional Investor," one share less than 10% of WellPoint's outstanding voting securities; and (ii) for any "Noninstitutional Investor," other than the California Foundation, one share less than 5% of WellPoint's outstanding voting securities. For these purposes, "Institutional Investor" means any person if (but only if) such person is (i) a broker or dealer registered under Section 15 of the Exchange Act, (ii) a bank as defined in Section 3(a)(6) of the Exchange Act,
(iii) an insurance company as defined in Section 3(a)(19) of the Exchange Act,
(iv) an investment company registered under Section 8 of the Investment Company Act of 1940, (v) an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, (vi) an employee benefit plan, or pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an endowment fund, (vii) a parent holding company, provided the aggregate amount held directly by the parent and directly and indirectly by its subsidiaries which are not persons specified in paragraphs (i) through (vi), does not exceed one percent of the securities of the subject class, or (viii) a group provided that all the members are persons specified in paragraphs (i) through (vii). In addition, every filing made by such person with the SEC under Regulations 13 D-G (or any successor Regulations) under the Exchange Act with respect to such person's beneficial ownership must contain a certification (or a substantially similar one) that the WellPoint Stock acquired by such person was acquired in the ordinary course of business and was not acquired for the purpose of and does not have the effect of changing or influencing the control of WellPoint and was not acquired in connection with or as a participant in any transaction having such purpose or effect. For such purposes, "Noninstitutional Investor" means any person that is not an Institutional Investor.

     The WellPoint Certificate provides that any "Transfer" (as defined in the WellPoint Certificate) that, if effective, would result in a person "Beneficially Owning" more than the Ownership Limit will be void with respect to any shares in excess of the Ownership Limit (the "Excess Shares"), and that any Transfer or event resulting in a person purporting to hold Excess Shares will result in such Excess Shares being automatically
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

deemed transferred to an escrow agent (the "Escrow Agent"). The Escrow Agent would have the power to vote the Excess Shares at the direction of WellPoint, and would be obligated to sell the Excess Shares for the benefit of the purported owner (net of costs and expenses of the Escrow Agent and WellPoint) at a time that the Escrow Agent deems appropriate so as not to negatively impact the market price of WellPoint Stock.

     Pursuant to the WellPoint Certificate, WellPoint has the power to interpret the provisions of the WellPoint Certificate described above and, in the absence of manifest error, any interpretation of the Board of Directors of WellPoint will be binding. In making any such interpretation, the Board of Directors of WellPoint is required to consider its obligations to BCBSA, wherever relevant. The ownership limitations are more fully described in the WellPoint Certificate, a copy of which is set forth in Appendix D and which is incorporated in its entirety by this reference.

     To the knowledge of WellPoint, the California Foundation is presently the only shareholder of WellPoint which would "Beneficially Own" shares of WellPoint Stock in excess of the Ownership Limit, but the California Foundation is subject to specific restrictions on its ability to vote its shares pursuant to certain voting and voting trust agreements entered into in connection with the Recapitalization. Based upon Cerulean's and WellPoint's existing knowledge of relationships between Cerulean's shareholders and their existing ownership of WellPoint Stock, no Cerulean shareholder is expected to "Beneficially Own" voting stock of WellPoint representing five percent or more of WellPoint's outstanding voting securities as a result of the Merger, and therefore no Cerulean shareholder should be subject to the transfer and ownership limitations described above in connection with the shares received by it in the Merger.

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

     Cerulean. The GBCC contains provisions regarding "business combinations" with "interested shareholders." These provisions are designed to encourage any person, before acquiring 10% of the outstanding voting stock of a corporation, to seek approval of its Board of Directors regarding the terms of any contemplated business combination by prohibiting such business combination for a period of five years subject to certain exceptions in the statute.

     The provisions of the GBCC regarding "business combinations" do not apply to a Georgia corporation unless it has affirmatively elected in its bylaws to be governed by them. Cerulean has adopted the Business Combination Provisions of the GBCC through election in the Cerulean Bylaws. These provisions, however, are not applicable to the Merger.

     WellPoint. Unlike the Georgia provisions, Section 203 of the DGCL prohibits a corporation that does not opt out of its provisions from entering into certain business combination transactions with any interested shareholder for a period of three years from the time such shareholder becomes an interested shareholder unless certain super-majority votes are obtained. The prohibition will not apply if (i) the board of directors has approved either the proposed business combination or the transaction resulting in interested shareholder status prior to the date that the shareholder became an interested shareholder;
(ii) upon consummation of the transaction in which the shareholder became an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) after the date that the shareholder became an interested shareholder, the interested shareholder obtains the approval of the Board of Directors and the approval at an annual or special meeting (and not by written consent) of two-thirds of the shares outstanding that are not held by the interested shareholder.

     A Delaware corporation may "opt out" of the requirements of Section 203 of the DGCL if a majority of the outstanding shares entitled to vote adopt an amendment to the corporation's certificate of incorporation or bylaws expressly electing not to be governed by Section 203. WellPoint has not "opted out" of
Section 203.

FAIR PRICE PROVISIONS

     Cerulean. The GBCC also contains provisions designed to protect shareholders of Georgia corporations against certain tactics which have been utilized in hostile takeover attempts. Specifically, the fair price provisions are designed to provide protection from so-called two-tier transactions, in which the acquiring party

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usually tenders at a substantial premium for a major stock interest in a target corporation and after having acquired such interest, the acquiring party acquires total ownership of the corporation by effecting a freeze-out merger which forces minority shareholders to receive cash or other consideration for their common stock in the acquired corporation.

     Through a provision in the Cerulean Bylaws, Cerulean has elected to be governed by the "fair price provisions" of the GBCC.

     WellPoint. Other than Section 203 of the DGCL (described in the immediately preceding section) neither the DGCL nor the WellPoint Certificate contains a provision similar to the one described above.

CONFLICTING INTEREST TRANSACTIONS

     Cerulean. The GBCC states that a director has a "conflicting interest" with respect to a transaction effected or proposed by the corporation (or any other entity in which the corporation has a controlling interest) if (i) whether or not the transaction is brought before the board for action, to the knowledge of the director at the "time of commitment" (as defined in the GBCC) the director or a related person is a party to the transaction or has a beneficial financial interest in or is so closely linked to the transaction and of such financial significance to the director or a related person that it would reasonably be expected to exert an influence on the director's judgment if he or she were called upon to vote on the transaction, or (ii) the transaction is brought (or is of such character and significance to the corporation that it would in the normal course be brought) before the Board for action, and to the knowledge of the director at the time of the commitment any of the following persons is either a party to the transaction or has a beneficial financial interest so closely linked to the transaction and of such financial significance to such person that it would reasonably be expected to exert an influence on the director's judgment if he or she were called upon to vote on the transaction:
(a) an entity (other than the corporation) of which the director is a director, general partner, agent or employee; (b) a person that controls one or more of the entities specified in subparagraph (a) above or an entity that is controlled by, or is under common control with, one or more of the entities specified in subparagraph (a) above; or (c) an individual who is a general partner, principal or employer of the director.

     Generally, a director's conflicting interest transaction may not be enjoined, set aside or give rise to an award of damages or other sanctions, in an action by a shareholder or by or in the right of the corporation, on the ground of an interest in the transaction of such director or any person with whom such director has a personal, economic or other association, if (i) the transaction receives the affirmative vote of a majority (but not less than two) of the disinterested directors or a committee thereof who voted on the transaction after required disclosure to them to the extent the information is not known by them; (ii) a majority of the votes entitled to be cast by disinterested shareholders were cast in favor of the transaction after (a) notice to the shareholders describing the conflicting interest transactions, (b) disclosure by such director, prior to the shareholders' vote to the Secretary of the company of the number and identity of the persons holding or controlling the vote, of all shares that to the knowledge of the director are beneficially owned (or the voting of which is controlled) by such director or by a related person of the director, or both, and (c) required disclosure to the shareholders who voted on the transaction to the extent the required information was not known by them; or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation. The provisions of the GBCC that are applicable to directors also generally apply to officers, and provide that with respect to an officer who is not also a director of the corporation, a conflicting interest transaction may not be enjoined, set aside, or give rise to an award of damages or other sanctions if the transaction was approved by the Board of Directors after required disclosure, the transaction was approved by the shareholders after required disclosure, or the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     WellPoint. The DGCL states that contracts and transactions between a Delaware corporation and one or more of its directors or officers, or organizations in which they serve in such capacities or have a financial interest, will not be void or voidable solely for such reason or solely because such director or officer acts or participates in a board or committee meeting authorizing the contract or transaction if: (i) the material facts

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

of the relationship or interest and as to the contract or transaction are disclosed or known to the board or committee and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors (even if the disinterested directors are less than a quorum); or (ii) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by the shareholders; or (iii) the contract or transaction is fair to the corporation as of the time that it is authorized by the board, a committee thereof or the shareholders.

APPRAISAL RIGHTS


     Cerulean. The GBCC grants shareholders the right to dissent and receive payment of the fair value of their shares in the event of: (i) certain specified amendments to the articles of incorporation which materially and adversely affect the rights or interests of shareholders in their capacity as shareholders; (ii) sales of all or substantially all of the corporation's assets (unless the sale is pursuant to a court order and the proceeds are distributed to the shareholders within one year after the sale); or (iii) mergers or share exchanges on which the shareholders are entitled to vote or certain mergers of subsidiaries into parent corporations not requiring a shareholder vote. The right of appraisal is not available when the affected shares are listed on a national securities exchange or held of record by more than 2,000 shareholders unless (i) the articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise or (ii) in a plan of merger or share exchange, the holders of such shares are required to accept anything other than shares of the surviving corporation or another publicly-held corporation listed on a national securities exchange or held of record by more than 2,000 shareholders, except for cash in lieu of fractional shares. Under the GBCC, the board of directors may nevertheless grant appraisal rights to shareholders with respect to merger transactions, and Cerulean's Board of Directors has done so for Class A shareholders in the case of the Merger. Shareholders who are entitled to and who perfect their appraisal rights subsequently receive cash from the corporation equal to the fair value of their shares as established by agreement of the parties or judicial appraisal. Under the GBCC, however, fair value does not include any appreciation or depreciation in share price due to the anticipated corporate action (such as the Merger).


     WellPoint. Under the DGCL, shareholders entitled to vote on a merger or consolidation have the right to serve upon the corporation a written demand for appraisal of their shares when the shareholders receive any form of consideration for their shares other than (i) shares of the surviving corporation, (ii) shares of any other corporation listed on a national securities exchange or held of record by more than 2,000 shareholders, or (iii) cash (or stock and cash) in lieu of fractional shares or any combination thereof. The DGCL provides that a corporation may provide in its certificate of incorporation for appraisal rights in connection with an amendment to the corporation's certificate of incorporation, any merger or consolidation regardless of the shareholder's right to vote on such transaction, or the sale of all or substantially all of the assets of the corporation. WellPoint has not made provision for such rights in the WellPoint Certificate.

PAR VALUE; DIVIDENDS AND REPURCHASES OF SHARES

     Cerulean. The GBCC dispenses with the concept of par value of shares, as well as with statutory definitions of capital and surplus, except to state that solely for the purpose of any statute or regulation imposing any tax or fee based upon capitalization of the corporation, shares shall be deemed to have a nominal or par value of $.01 per share or, where any federal or other statute or regulation requires that shares have par value, a deemed par value shall be determined by the Board of Directors solely for the purpose of satisfaction under the requirements of the statute or regulation.

     Under the GBCC, Cerulean is prohibited from making a distribution to its shareholders, if, after giving such distribution effect, (i) Cerulean would not be able to pay its debts as they become due in the usual course of business, or
(ii) Cerulean's total assets would be less than the sum of its total liabilities plus (unless the Cerulean Articles permit otherwise) the amount that would be needed, if Cerulean were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Included in the concept of distribution to shareholders are any share repurchases by Cerulean.

     WellPoint. The concepts of par value, capital and surplus are retained under the DGCL. The DGCL permits a corporation to declare and pay dividends out of statutory surplus (defined as the excess of paid in par value of shares or stated capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

     The WellPoint Certificate provides that shares of WellPoint Stock carry a par value per share of $.01.


                                   PROPOSAL 2


                    ELECTION OF CLASS A DESIGNATED DIRECTORS



     On December 4, 1998, Cerulean mailed the voters of Class A Stock notice of a Special Meeting in lieu of Annual Meeting of Class A Shareholders for December 30, 1998 for the purpose of electing three Class A Designated Directors -- two to serve until the 2001 Annual Meeting of Class A Shareholders and one to serve until the 1999 Annual Meeting of Class A Shareholders. By December 30, 1998, Cerulean had received proxies for 74% of the outstanding shares of Class A Stock voting in favor of the nominees for Class A Designated Director. In view of the ruling of the Richmond County Superior Court, however, on December 30, 1998, Cerulean adjourned that meeting to February 2, 1999 and on February 2, 1999 adjourned the meeting again.



     Cerulean's Articles and the Conversion Order both state, however, that the process of electing six directors representing holders of Class A Stock would be completed prior to the Class A Annual Meeting of 1998. One vacancy existed in each of the classes of directors to which the new Class A Designated Directors were to be elected. The Board of Directors, therefore, appointed these two individuals, effective March 15, 1999. The third 1998 Class A nominee was already a Class A Designated Director; under the terms of Cerulean's Articles, he continues as a director until his successor has been elected. Therefore, since March 1999 Cerulean has been operating with the full complement of Class A Designated Directors contemplated by its Articles of Incorporation and by the Conversion Order. At this Meeting, holders of Class A Stock are being asked to ratify the Board of Directors' appointment of the two new Class A Designated Directors and to elect two Class A Designated Directors to serve until the 2002 Annual Meeting (or until the Merger is consummated).



     In voting to ratify the appointments of two Class A Designated Directors, one as a Class Three Director until the 2001 Annual Meeting and one as a Class One Director until this Meeting (Proposal 2(A)), to elect one Class A Designated Director to serve as a Class Three Director until the 2001 Annual Meeting (Proposal 2(B)) and to elect two Class A Designated Directors to serve as Class One Directors until the 2002 Annual Meeting (Proposal 2(C)), or, in each case until the earlier consummation of the Merger, holders of Class A Stock may vote in favor of all nominees, withhold their votes as to all nominees or withhold their votes as to specific nominees. The vote required to ratify the appointments and approve the election of the nominees is governed by Georgia law and is a plurality of the votes cast by the owners of shares entitled to vote in the election, provided a quorum is present at the Meeting. As a result, in accordance with the GBCC, votes that are withheld will not be counted and will have no effect.



     Under the Cerulean Articles, the holders of outstanding shares of Class A Stock, voting separately as a single class (with each share being entitled to one vote) and to the exclusion of all other classes and series of capital stock of Cerulean, are entitled to elect the Class A Designated Directors, for a total of six of the total members of the Board of Directors following the third election of Class A Designated Directors. Pursuant to the Shareholder Agreement, the Foundation will only vote 20,469 shares of the 53,150 shares it owns.



     Prior to the Special Meeting of holders of Class A Stock held on December 18, 1996 (the "Special Meeting"), a special nominating committee composed of two Continuing Directors (as defined below) and two Preferred Designated Directors (as defined below) nominated the two Class A Designated Directors to be


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


voted on by all of the holders of the Class A Stock at the Special Meeting. At the Special Meeting, Joseph D. Greene was elected as a Class A Designated Director to serve as a Class Two Director until the 1997 Annual Meeting, and Elizabeth W. Camp was elected as a Class A Designated Director to serve as a Class One Director until the 1999 Annual Meeting.



     Prior to the Annual Meeting of holders of Class A Stock held on April 25, 1997 (the "1997 Annual Meeting"), a special nominating committee composed of two Continuing Directors and Mr. Greene and Ms. Camp, the Class A Designated Directors, nominated Mr. Greene and James R. Lientz, Jr. as Class A Designated Directors to serve as Class Two Directors until the 2000 Annual Meeting and Arnold M. Tenenbaum as a Class A Designated Director to serve as a Class Three Director until the 1998 Annual Meeting, or until their successors have been duly elected and qualified, to be voted on by all of the holders of the Class A Stock at the 1997 Annual Meeting. The three nominees were elected as Class A Designated Directors at the 1997 Annual Meeting.



     Prior to the Annual Meeting of holders of Class A Stock scheduled for December 30, 1998, a special nominating committee composed of two Continuing Directors and the Class A Designated Directors nominated Mr. Tenenbaum and Warren Y. Jobe as Class A Designated Directors to serve as Class Three Directors until the 2001 Annual Meeting and John W. Robinson, Jr. as a Class A Designated Director to serve as a Class One Director until the 1999 Annual Meeting. Holders of 74% of shares of Class A Stock delivered proxies voting in favor of these nominees, but, following the order of the Richmond County Superior Court, the meeting was adjourned. Effective March 15, 1999, the Board of Directors appointed Mr. Robinson and Mr. Jobe to fill vacancies and serve as Class A Designated Directors in Classes One and Three, respectively, and shareholders are being asked at this Meeting to ratify that Board action.



     A special nominating committee composed of two Continuing Directors and the Class A Designated Directors has nominated Mr. Tenenbaum as a Class A Designated Director to serve as a Class Three Director until the 2001 Annual Meeting and nominated Ms. Camp and Mr. Robinson as Class A Designated Directors to serve as Class One Directors until the 2002 Annual Meeting.



     It is presently anticipated that the Merger will be consummated prior to there being another annual meeting of Cerulean. In the event this is not the case, however, at each annual meeting hereafter until the Class A Stock is converted to Common Stock as provided in the Cerulean Articles, a special nominating committee composed of the six Class A Designated Directors will nominate, and the holders of the Class A Stock will be entitled to elect two Class A Designated Directors each year to replace the Class A Designated Directors whose terms expire at that annual meeting.



     Notwithstanding any nomination by the special nominating committee, the holders of the Class A Stock are entitled to nominate and elect any eligible individual to fill the Class A Designated Director positions subject to election each year.



DIRECTORS



     The Cerulean Articles provide that the Board of Directors shall consist of up to 21 members with the actual number of Directors to be fixed from time to time by the Board of Directors. The Cerulean Articles further provide for the classification of Cerulean's Directors into three classes, with each class containing approximately the same number of Directors, and the term of one class expiring each year. At each annual meeting of shareholders, the Directors of one class are elected by the shareholders entitled to vote thereon to hold office for a term expiring at the third annual meeting following their election, or until their successors are elected and qualified, except as may be provided with respect to the terms of Class A Designated Directors elected prior to the 1999 Annual Meeting. The Board of Directors currently consists of 18 members. Each Director of Cerulean also serves as a Director of Georgia Blue.



     At a meeting of holders of Class B Stock held on September 15, 1998, the holders of Class B Stock re-elected Frank J. Hanna, III to serve as a Preferred Designated Director and William Alias Jr., R. Pierce Head, Jr., Richard D. Shirk and Fred L. Tolbert, Jr. to serve as Directors for new terms expiring at the 2001 annual shareholders' meeting of holders of Class B Stock, or upon the election and qualification of their successors, or until the earlier consummation of the Merger.



                    NOMINEES FOR CLASS A DESIGNATED DIRECTOR



NOMINEES AND APPOINTEES



     The special nominating committee of Cerulean, consisting of James L. LaBoon, Jr. and W. Jerry Vereen (who are Continuing Directors) and Elizabeth W. Camp, Joseph D. Greene, Warren Y. Jobe, James R. Lientz, John W. Robinson, Jr. and Arnold M. Tenenbaum (who are Class A Designated Directors), nominated Arnold
M. Tenenbaum to serve as a Class A Designated Director in Class Three to serve until the 2001 Annual Meeting or until his successor is duly elected and qualified and Elizabeth W. Camp and John W. Robinson, Jr. to serve as Class A Designated Directors in Class One to serve until the 2002 Annual Meeting or until their successors are duly elected and qualified, or, in each case, until the earlier consummation of the Merger. All nominees are presently members of the Board of Directors whose terms are scheduled to expire at the Meeting.



     Each of the nominees has consented to serve if elected. If any of the nominees should become unavailable to serve for any reason (which is not anticipated), the Board of Directors (or the special nominating committee), in its discretion, may designate a substitute nominee or nominees (in which case the persons named as proxies on the enclosed card will vote all valid proxy cards for the election of such substitute nominee or nominees) or allow the vacancy or vacancies to remain open until a suitable candidate or candidates are located.



     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO (A) RATIFY THE APPOINTMENTS OF JOHN W. ROBINSON, JR. AND WARREN Y. JOBE AS CLASS A DESIGNATED DIRECTORS TO SERVE AS CLASS ONE AND CLASS THREE DIRECTORS, RESPECTIVELY, UNTIL THE 1999 AND 2001 ANNUAL MEETINGS, RESPECTIVELY; (B) ELECT ARNOLD M. TENENBAUM AS A CLASS A DESIGNATED DIRECTOR TO SERVE AS A CLASS THREE DIRECTOR UNTIL THE 2001 ANNUAL MEETING AND (C) ELECT ELIZABETH W. CAMP AND JOHN W. ROBINSON, JR. AS CLASS A DESIGNATED DIRECTORS TO SERVE AS CLASS ONE DIRECTORS UNTIL THE 2002 ANNUAL MEETING.



INFORMATION REGARDING NOMINEES AND DIRECTORS



                PERSONS NOMINATED TO SERVE AS CLASS A DESIGNATED


                    DIRECTORS UNTIL THE 2001 ANNUAL MEETING



ARNOLD M. TENENBAUM



     Mr. Tenenbaum is President of Chatham Steel Corporation. He is a member of the Boards of Directors of the Georgia Lottery Commission, First Union National Bank of Savannah, First Union Bank of Georgia and Savannah Electric & Power Company. Mr. Tenenbaum is a past President of the Telfair Academy of Arts & Sciences and the Chair of Steel Service Center Institute. He is a past Chairman of the Georgia Chamber of Commerce. He is also a Director of HMO-Ga. He has been a Director of Cerulean and Georgia Blue since 1997. Mr. Tenenbaum is 62.



WARREN Y. JOBE



     Mr. Jobe is Senior Vice President of Southern Company responsible for corporate development including customer relations and civic affairs. Mr. Jobe is also Executive Vice President and a member of the Board of Directors of Georgia Power Company. He is president of the Georgia Power Foundation. Mr. Jobe is a member of the Board of Regents of the University System of Georgia. He currently serves on the Boards of the Visiting Nurse Health System of Atlanta, the Georgia Chamber of Commerce, the Y.M.C.A. of Metro

Atlanta, the Atlanta Symphony Orchestra and several other civic organizations. He is Vice Chairman of the Board of Trustees of Oglethorpe University. He became a Director of Georgia Blue and Cerulean in March 1999. Mr. Jobe is 58.



                PERSONS NOMINATED TO SERVE AS CLASS A DESIGNATED


                    DIRECTORS UNTIL THE 2002 ANNUAL MEETING



ELIZABETH W. CAMP



     Ms. Camp is President of Camp Oil Company in Rome, Georgia. Prior to joining Camp Oil, Ms. Camp held positions as an attorney at Silver, Freedman & Taff, attorneys in Washington, D.C., and as an accountant at Arthur Andersen, LLP in Atlanta, Georgia. Ms. Camp is a member of the Boards of Directors of Citizens First Bank in Rome, Camp Oil Company, Inc. and Sav-A-Ton Oil. She is a member and past Chairman of the Board of Alumni Advisors for the Terry School of Business at the University of Georgia. She is also a member of the Board of Trustees of Darlington School in Rome. She has been a Director of Georgia Blue since 1993 and a Director of the Company since its organization in February 1996. Ms. Camp is 47.



JOHN W. ROBINSON, JR.



     Mr. Robinson is President of Southern Waistbands Incorporated, a manufacturer of textile interlinings. Until June 1996, he was also a manufacturer's representative for Threads USA. He has served as a member of the Board of Directors of the Bank of Barrow and Bank South Corporation, and is currently an Advisory Director to NationsBank Northeast Georgia. He is a Trustee of The Georgia Baptist Foundation, serves on the Executive Committee and is a past Chairman. Mr. Robinson has served on the Georgia Board of Natural Resources and the Board of Regents of the University System of Georgia, and has been a Trustee of Athens Academy and a Director of the Barrow County Chamber of Commerce. Mr. Robinson became a Director of Cerulean and Georgia Blue in March 1999. Mr. Robinson is 59.



    CLASS ONE -- TERM EXPIRES AT THE 1999 ANNUAL MEETING OF SHAREHOLDERS(1)



MEL H. GREGORY, JR.



     Mr. Gregory is retired, following a 35-year career in executive insurance positions with The Equitable Companies. He held positions as Executive Vice President, Agency Operations; President and Chief Operating Officer, Equitable Variable Life Insurance Company; Chief Executive Officer, Equico Securities; and as a member of The Equitable's Executive Committee. He is a member of the Board of Directors of Stetson University School of Business. Mr. Gregory has been a Director of Cerulean since its organization in February 1996 and a Director of Georgia Blue since 1996. Mr. Gregory is also a Director of GGL. Mr. Gregory is 62.



JAMES L. LABOON, JR.



     Mr. LaBoon is the Chairman and President of Athens First Bank and Trust Company, an affiliate of Synovus Financial Corporation, in Athens, Georgia. Prior to joining Athens Bank and Trust, Mr. LaBoon was Vice President of Finance and Chief Financial Officer of Wilkins Industries, Inc. He presently serves as a Director of Athens First Bank & Trust Company, Synovus Mortgage Corp., Athens Y.M.C.A. and Athens Symphony, Inc. Mr. LaBoon has been Chairman of the Board of Directors of Georgia Blue since 1994 and a Director since 1984. He has also served as a Director of Cerulean since its organization in February 1996 and as its Chairman since March 22, 1996. He is also a member of the Board of Directors of GBG. Mr. LaBoon is 62.


---------------


(1) The Continuing Directors are elected by the holders of Class B Stock, and the 1999 Annual Meeting of Shareholders of holders of Class B Stock has not yet been scheduled.

JAMES H. LEIGH, JR., M.D.



     Dr. Leigh is a surgeon in Gainesville, Georgia, where he has a private practice. He is a member of the Northeast Georgia Medical Center staff and the Lanier Park Hospital consultant staff. Dr Leigh is also past Chief of Surgery and Chief of Staff at Northeast Georgia Medical Center. Dr. Leigh served as an Assistant Professor of Surgery at the University of Tennessee College of Medicine. Dr. Leigh was a member of the Board of Directors of the Northeast Georgia Health Association and was previously an Alternate Director of the Medical Association of Georgia. He has been a Director of Georgia Blue since 1975 and a Director of Cerulean since its organization in February 1996. He is also a Director of HMO-Ga. Dr. Leigh is 56.



JULIA L. MITCHELL-IVEY



     Ms. Mitchell-Ivey is a consultant and former Vice President and Assistant Corporate Secretary at First Union National Bank of Georgia. Previously, she held various positions at Decatur Federal Savings and Loan Association including Corporate Treasurer, Corporate Secretary and Division Vice President. Ms. Mitchell-Ivey is a past Chairperson of the Board of Directors of Metropolitan Atlanta Rapid Transit Authority (MARTA) and Chairperson of the Board of Directors of Private Colleges and Universities Authority, and a member of the Board of Directors of the Y.W.C.A. and the DeKalb Chamber of Commerce. She has been a Director of Georgia Blue since 1980 and a Director of Cerulean since its organization in February 1996. She is Chairperson of the Board of Directors of HMO-Ga. Ms. Mitchell-Ivey is 66.



      CLASS TWO -- TERM EXPIRES AT THE 2000 ANNUAL MEETING OF SHAREHOLDERS



EDWARD M. GILLESPIE



     Mr. Gillespie is retired from University Hospital in Augusta, Georgia, where he served as President and Executive Director until 1991. Prior to joining University Hospital, Mr. Gillespie held various hospital administrative positions including Hospital Administrator of Rochester Methodist Hospital in Rochester, Minnesota. Mr. Gillespie serves on the advisory board of South Trust and Brandon Wilde retirement community. He is also President of Health Advance, a health care consulting organization. Mr. Gillespie has been a Director of Georgia Blue since 1980 and a Director of Cerulean since its organization in February 1996. Mr. Gillespie is 63.



JOSEPH D. GREENE(2)



     Mr. Greene is a professor of Business Administration for the College of Business at Augusta State University in Augusta, Georgia. Before joining Augusta State University, Mr. Greene was employed by Pilgrim Health and Life Insurance Company, where he retired as Executive Vice President after 32 years of employment with the company. Mr. Greene is past Chairman of the Georgia Board of Regents. He currently serves on the Board of Directors of McDuffie Bank & Trust of Thomson, the Greater Augusta Community Foundation, Morris Museum of Arts, Southeastern Technology Center, the National Science Center Discovery and the University of Georgia Terry College of Business. Mr. Greene has been a Director of Georgia Blue since 1993 and a Director of Cerulean since its organization in February 1996. He is also Vice Chairman of the Board of Directors of HMO-Ga. Mr. Greene is 58.



JAMES R. LIENTZ, JR.(3)



     Mr. Lientz is President of NationsBank, Mid-South Banking Group. Prior to joining NationsBank, he was President and CEO of C&S National Bank of South Carolina, a predecessor of NationsBank. Mr. Lientz is a member of the Board of Directors of Georgia Power Company. He is a trustee of Rhodes College, The Lovett School, the Georgia Research Alliance, and Georgia State University Foundation. He serves as


---------------


(2) Mr. Greene is a Class A Designated Director in Class Two.



(3) Mr. Lientz is a Class A Designated Director in Class Two.

Chairman of the Georgia Chamber of Commerce and the Georgia Council on Economic Education. He is also a member of the Executive Committee of the Metropolitan Atlanta Chamber of Commerce. Mr. Lientz has been a Director of Cerulean and Georgia Blue since 1997. Mr. Lientz is 55.



W. JERRY VEREEN



     Mr. Vereen is President and Chief Executive Officer of Riverside Manufacturing Company in Moultrie, Georgia and is acting Chairman of the Board of Directors of Riverside Manufacturing Company and all of its subsidiary corporations. Mr. Vereen serves on the Boards of Directors of Georgia Power Company, Georgia Chamber of Commerce, Gerber Scientific, Inc., American Apparel Manufacturers Association, the Textile Clothing Technology Corporation, the International Apparel Federation, the Georgia Research Alliance and the Georgia Board of Industry, Trade and Tourism. He is also a member of the Board of Governor's Development Council. He has been a Director of Georgia Blue since 1993 and a Director of Cerulean since its organization in February 1996. Mr. Vereen is 58.



JOE M. YOUNG(4)



     Mr. Young is the General Manager of LOR, Inc. and Rollins Investment Fund, two entities which manage the holdings of the family of the late O. Wayne Rollins. His service with LOR, Inc. commenced in 1979 and with Rollins Investment Fund at its inception in 1988. He also serves as an Officer and Director of several other related entities and as a Trustee of several Rollins Family Foundations and Trusts. Since 1992 he has been a Director of Valley Systems, Inc., a public company traded on The Nasdaq Stock Market. Mr. Young become a Director of Cerulean and Georgia Blue in February 1996. Mr. Young is 70.



     CLASS THREE -- TERM EXPIRES AT THE 2001 ANNUAL MEETING OF SHAREHOLDERS



WILLIAM A. ALIAS, JR.



     Mr. Alias is an entrepreneur holding various private investments. Formerly, Mr. Alias was President of Rollins Protective Services, a residential security company. Prior to joining Rollins, he was Executive Vice President and Chief Operating Officer of Across the Street Restaurants of America, Inc. He also held positions at Royal Crown Cola Company and the National Icee Corporation. Mr. Alias is a former member of the Board of Trustees of the Lovett School and is a Board Member of Security Check. He has been a member of the Boards of Directors of Cerulean and Georgia Blue since December 1996. He is a member of the Board of HMO-Ga. Mr. Alias is 57.



FRANK J. HANNA III(5)



     Mr. Hanna is, and has been since 1993, the Chief Executive Officer of HBR Capital, Ltd., an investment firm based in Atlanta, Georgia. Mr. Hanna began his career in Atlanta as a corporate attorney with the Atlanta law firm of Troutman Sanders LLP. Mr. Hanna is also extensively involved in education, including serving as a founding member of the Board of Directors of the Archbishop Donnellan School in Atlanta and as a Director of Pinecrest Academy. Mr. Hanna is a Director of Outsourcing Solutions Inc. Mr. Hanna is a graduate of the University of Georgia and the University of Georgia School of Law. Mr. Hanna became a Director of Cerulean and Georgia Blue in February 1996. Mr. Hanna is 37.


---------------


(4) Mr. Young is one of two Preferred Designated Directors.



(5) Mr. Hanna is one of two Preferred Designated Directors.

R. PIERCE HEAD, JR.(6)



     Mr. Head is a retired Senior Vice President of Georgia Power Company, where he worked for 40 years in various capacities in the risk management, employee benefits, information systems, general services and labor relations areas. While at Georgia Power, Mr. Head chaired several task forces and received a number of awards, including a Presidential Citation for hiring the physically challenged. Mr. Head has been a Director of Georgia Blue since 1981 and a Director of Cerulean since its organization in February 1996. He is also a member of the Board of Directors of HMO-Ga. Mr. Head is 71.



RICHARD D. SHIRK



     Mr. Shirk joined Georgia Blue as President and Chief Executive Officer on April 1, 1992 and has been a Director of Georgia Blue since that date. He has been President, Chief Executive Officer and a Director of Cerulean since its organization in February 1996, and has been Chairman and Chief Executive Officer of GGL and Chief Executive Officer of GBG since 1992. Mr. Shirk has more than 30 years experience in employee benefits and managed care. He was a key senior officer of Equicor in its formation in 1986 serving as President of the Southern Region. When Equicor combined business operations with CIGNA in 1990, Mr. Shirk was named Senior Vice President of the Central Region and coordinated the integration of managed care operations of the companies. Mr. Shirk is a board member of the Georgia Coalition for Health, the National Institute of Health Care Management and the Georgia Caring Program for Children Foundation. He is a board member of Central Atlanta Progress, and serves as Chairman of the Georgia U.S.O.C. Steering Committee, as well as on the Board of Directors of the Georgia Chamber of Commerce and the Board of Trustees of the SSgA Mutual Funds. He is Director of the Buckhead Coalition and Metropolitan Atlanta Chapter of the American Red Cross. Mr. Shirk has also been a member of the Board of Directors of HMO-Ga since 1992. Mr. Shirk is 53.



FRED L. TOLBERT, JR.



     Mr. Tolbert is retired as President of Albany First Federal Savings and Loan in Albany, Georgia. He currently operates his own real estate investment company in Albany, Georgia. Mr. Tolbert is a Trustee of the Darton College Foundation. He has been a Director of Georgia Blue since 1983 and Vice Chairman of the Board since 1994. He has been a member of the Board of Directors of Cerulean since its organization in February 1996, and its Vice Chairman since March 22, 1996. He also serves as Chairman of the Board of GBG. Mr. Tolbert is 69.



MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS



     The Board of Directors conducts its business through meetings of the full Board of Directors and through committees consisting of a Governance Committee, a Compensation Committee, a Finance Committee and an Audit Committee. During the fiscal year ended December 31, 1998, the Board of Directors held eight meetings. Each director attended 75% or more of the aggregate of all meetings of the Board of Directors and all committees of the Board of Directors of which he or she was a member held during the period in Cerulean's 1998 fiscal year during which he or she served.



     The Governance Committee, composed of Messrs. LaBoon (Chairman), Gillespie, Greene, Tenenbaum and Vereen, recommends policies to be followed by the Board of Directors, including criteria for Board of Director membership, nominations for election to the Board of Directors, Board of Directors officers and committees and ongoing credentialing of the Directors. In addition, it monitors compliance with and recommends changes to the Cerulean Bylaws and the Cerulean Articles and monitors compliance with the laws and regulations to which Cerulean is subject. During the fiscal year ended December 31, 1998, the Governance Committee held three meetings.


---------------


(6) Pursuant to Cerulean's Bylaws, Mr. Head's term will cease at the conclusion of the Meeting.

     The Compensation Committee, composed of Messrs. Vereen (Chairman), Gillespie, Gregory, Hanna, Lientz and Tolbert, ensures the integrity of Cerulean's compensation and benefit programs, including Directors' compensation and benefit levels, executive compensation, retirement plans and group health care benefits. It periodically reviews Cerulean's compensation programs to ensure that compensation is tied to performance and that an appropriate structure is in place to attract and retain key management talent. During the fiscal year ended December 31, 1998, the Compensation Committee held six meetings.



     The Finance Committee, composed of Directors Tolbert (Chairman), Camp, Hanna, Lientz, Mitchell-Ivey and Young, oversees the handling of monies and investments of Cerulean and monitors the financial performance of Cerulean and its subsidiaries. This includes a review and recommendation to the Board of Directors regarding payment of annual dividends and periodic reviews and monitoring of progress against the business plans of Cerulean and its subsidiaries. During the fiscal year ended December 31, 1998, the Finance committee held six meetings.



     The Audit Committee, composed of Ms. Camp (Chair), and Messrs. Alias, Gregory, Head, Leigh and Young, recommends Cerulean's independent auditors to the Board of Directors, reviews and approves the scope and approach of the independent auditors and reviews the opinion and recommendations from Cerulean's independent auditors and reports the results to the Board of Directors. It also makes periodic reports to the Board of Directors pertaining to the internal controls of Cerulean. During the fiscal year ended December 31, 1998, the Audit Committee held three meetings.



EXECUTIVE COMPENSATION



     Table 1 summarizes by various categories, for the fiscal years ended December 31, 1998, 1997, and 1996, the total compensation earned by (i) the Chief Executive Officer of Cerulean, and (ii) each of the four most highly compensated executive officers of Cerulean who were serving as executive officers at December 31, 1998 and whose salary and bonus for the fiscal year ended December 31, 1998 exceeded $100,000 (collectively referred to as the "named executive officers"). For information regarding the various factors considered by the Compensation Committee in recommending the compensation of the Chief Executive Officer of Cerulean and, generally, the other executive officers of Cerulean, see "Compensation Committee Report" below. In addition to the compensation described in the following tables and explanatory paragraphs, certain members of management are entitled to receive, as a result of the Merger, payments under certain of the plans described in this "Executive Compensation" section as well as under other plans. See "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Interests of Certain Persons in the Merger".

                      TABLE 1: SUMMARY COMPENSATION TABLE



                                                                                     LONG-TERM
                                                      ANNUAL COMPENSATION           COMPENSATION
                                               ----------------------------------   ------------
                                                                     OTHER ANNUAL       LTIP        ALL OTHER
                                                SALARY     BONUS     COMPENSATION     PAYOUTS      COMPENSATION
NAME AND PRINCIPAL POSITION             YEAR    ($)(1)     ($)(2)       ($)(3)         ($)(4)         ($)(5)
---------------------------             ----   --------   --------   ------------   ------------   ------------
Richard D. Shirk......................  1998   $500,000   $423,940     $     --       $     --        $4,505
  Chief Executive Officer,              1997    481,250         --           --        281,437         4,030
  President and Director of Cerulean    1996    425,000    412,979           --        432,225         5,878
  and Georgia Blue
Richard F. Rivers.....................  1998    307,500    183,600           --             --         2,376
  Executive Vice President              1997     77,299         --           --             --           279
  and Chief Operating Officer
  of Georgia Blue(6)
John A. Harris........................  1998    254,000    162,432           --             --         3,460
  Treasurer of Cerulean                 1997    225,750         --           --         89,967         3,202
  Executive Vice President,             1996    195,000    115,814           --         67,392         3,185
  Finance and Strategic
  Planning of Georgia Blue
Mark Kishel, M.D......................  1998    225,000    121,525           --             --         3,276
  Executive Vice President              1997    208,750         --           --         89,967         3,238
  and Chief Medical Officer of          1996    205,000    130,015           --         70,848         3,507
  Georgia Blue
Richard A. Steinhausen, Jr............  1998    244,250     99,509           --             --         3,345
  Executive Vice President,             1997    199,000         --           --         72,611         3,151
  Service Operations and                1996    175,000     94,370           --         12,096         3,383
  Information Systems of
  Georgia Blue


---------------

(1) Includes amounts deferred at the election of the officers pursuant to the Tax-Favored Savings Program and other deferred compensation plans.


(2) Threshold financial performance criteria pursuant to the Annual Incentive Program was not achieved for 1997; no bonuses were earned for that period.


(3) Perquisites for named executive officers were less than 10% of their total salary for all periods presented.


(4) No payments were made in 1998 as threshold financial performance criteria was not achieved for the 1995-1997 performance period. Includes payments in 1997 to the named executive officers for long-term incentive payments for the 1994-1996 performance period, in 1996 for long-term incentive payments for the 1993-1995 performance period and a long-term incentive payment for the 1992-1994 performance period for Mr. Shirk whose payment for the 1992-1994 performance period was deferred by the Compensation Committee until 1996. The long-term incentive plan was replaced by the PUP during 1997.


(5) Reflects contributions to the Tax-Favored Savings Program in 1998 and 1997, respectively, of $2,525 and $2,500 for Mr. Shirk, Mr. Harris and Mr. Steinhausen, $2,444 and $2,500 for Dr. Kishel and $1,188 and $-0- for Mr. Rivers, as well as the following premium payments on group term life insurance in 1998 and 1997, respectively: Mr. Shirk, $1,980 and $1,530; Mr. Rivers, $1,188 and $279; Mr. Harris, $935 and $702; Dr. Kishel, $832 and $738; and Mr. Steinhausen, $820 and $651.


(6) Mr. Rivers joined Cerulean in September 1997.



LONG-TERM INCENTIVE COMPENSATION



     Prior to fiscal year 1997, Georgia Blue maintained a Long-Term Incentive Plan ("LTIP"). The LTIP was designed to reward participants for their contributions to the successful achievement of specific financial (60%), market share (20%) and customer service (20%) goals based on Cerulean's long-term business strategy. Goals were established for three-year performance periods. The LTIP had minimum threshold, target and maximum performance levels. Participants were required to be employed by one of Cerulean's subsidiaries on the last day of the performance period. Prior to 1997, long-term incentive award opportunities had been established for four performance cycles, the 1992-1994 performance period, the 1993-1995 performance period, the 1994-1996 performance period and the 1995-1997 performance period. The Compensation Committee makes the final award determination related to the achievement of the defined goals for each performance period. Named executive officers received payout for the 1993-1995 performance cycle and the 1994-1996 performance cycle which are reflected in the Summary Compensation Table.

Minimum threshold levels for financial performance were not exceeded for the 1995-1997 cycle. No payouts to named executive officers were due for this performance period. The LTIP was terminated as of December 31, 1997, and there are no remaining payments due under the LTIP with respect to any period for which it was in effect.



     In July 1997, Cerulean adopted the PUP that is designed to reward key employees for creating and increasing the value of Cerulean. The Compensation Committee of the Board of Directors of Cerulean is responsible for the administration of the PUP including designation of participants and granting of units. The PUP is described above at "PROPOSAL 1 -- APPROVAL OF THE
MERGER -- Interests of Certain Persons in the Merger."



RETIREMENT PLAN



     The Retirement Plan is a tax-qualified defined benefit pension plan that covers all employees of Georgia Blue and its participating affiliated companies, who have attained age 21 and have completed 1,000 hours of service in a 12-month period after their date of hire or who complete 1,000 hours of service in any calendar year thereafter. Benefits under the Retirement Plan are based upon length of service with any Blue Cross/Blue Shield plan, with varying provisions for employees who are terminated or take early, normal or deferred retirement. The annual retirement benefit is calculated according to a specific formula. The benefit is 60% of the participant's Final Average Earnings (i.e., the average of the highest five consecutive years of annual salaries and annual incentive payments out of the last ten years of credited service) reduced by 50% of the participant's anticipated Social Security benefit. If the participant has less than 30 years of service, the result is multiplied by a service fraction. The fraction is the number of the participant's years of credited service up to 30 divided by 30. For purposes of the Retirement Plan, a participant's earnings that may be considered may be limited by provisions of Code Section 401(a)(17) and the annual additions to his benefit may be limited by Code Section 415. A participant becomes fully vested after five years of service. Generally, upon retirement, participants may elect to receive their benefits in the form of a lump sum payment, lifetime annuity, lifetime annuity with a guaranteed payout period (ten or 20 years), or a joint and survivor annuity with 50%, 66 2/3% or 100% survivor benefits. The Retirement Plan also provides, subject to certain conditions, for the payment of vested benefits of a deceased employee to his or her spouse during such spouse's lifetime.



     The amount of contributions required by Georgia Blue to fund benefits for its employees is determined each year by actuaries. Participant contributions are not permitted. Benefits under the Retirement Plan are insured by the Pension Benefit Guaranty Corporation. The Retirement Plan is administered by the BCBSA. All contributions are held in a tax-qualified trust, and Bankers Trust Company serves as Trustee to the Retirement Plan. Georgia Blue made a contribution of $2.9 million to the Retirement Plan for the plan year ended December 31, 1998. The amounts shown in the Summary Compensation Table above do not include Georgia Blue's contributions in connection with the Retirement Plan for the named executive officers. Such amounts are not and cannot be readily separated or individually calculated.



     In order to provide benefits to certain of its highly compensated or management employees whose benefits under the Retirement Plan will be limited due to requirements of the Code, Georgia Blue maintains the Restoration Plan, in which all of the named executive officers participate. Generally, participants are recommended by the Chief Executive Officer and approved by the Compensation Committee. The Restoration Plan provides benefits to participants whose benefits under the Retirement Plan are restricted by the compensation and annual addition limitations described in Code Sections 401(a)(17) and 415. A participant becomes vested in his benefit under the Restoration Plan upon retirement or disability after attainment of age 55 and completion of five years of service (as defined in the Retirement Plan). A participant whose employment is terminated within one year following a "Change in Control" (as defined in the Restoration Plan) for reasons other than death or disability will have a fully vested right to receive all benefits accrued under the Restoration Plan as of the date of termination if his employment is terminated without "Just Cause" (as defined in the Restoration
Plan) or if the participant terminates with "Good Reason" (as defined in the Restoration Plan). The benefit payable under the Restoration Plan is equal to the difference between (i) the benefit the participant would be entitled to under the Retirement Plan, calculated without regard to the compensation and annual addition limits in effect under the Code, and (ii) the sum of the benefit payable under the Retirement Plan and any nonqualified defined benefit plan sponsored by another Blue Cross/Blue Shield employer that relates to a period of service for which credit is given under the Restoration Plan. The benefits provided by the Restoration Plan are generally an unfunded obligation of Georgia Blue.



     In addition to the Retirement Plan and the Restoration Plan, Georgia Blue maintains the SERP, which is more fully described in "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Interests of Certain Persons in the Merger -- Payments to Management Resulting from the Merger -- Blue Cross and Blue Shield of Georgia, Inc. Supplemental Executive Retirement Plan," to provide supplemental retirement benefits to its highly compensated and management employees. Mr. Shirk is not a participant in the SERP. Therefore, through a separate individual plan, Georgia Blue has agreed to provide Mr. Shirk the RDS SERP. The RDS SERP is more fully described in "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Interests of Certain Persons in the Merger -- Payments to Management Resulting from the
Merger -- Agreement for Supplemental Executive Retirement Benefits between Blue Cross and Blue Shield of Georgia, Inc. and Richard D. Shirk."



     The present value of the nonqualified benefits under the Restoration Plan, the SERP and the RDS SERP described in this section accrued at the end of 1998
is $       for Mr. Shirk; $       for Mr. Harris; $       for Mr. Rivers;
$       for Dr. Kishel; and $       for Mr. Steinhausen.



     The following Table 2 -- Pension Plan Table indicates an estimated annual benefit payable to participants in the Retirement Plan and the Restoration Plan, assuming continued employment until retirement at age 65. The table indicates the estimated annual benefit calculated on a straight-line annuity basis in persons in specified Final Average Earnings and completed years of service categories. As of December 31, 1998, years of credited service for the named executive officers were: Mr. Shirk -- 6 3/4 years; Mr. Harris -- 6 years; Mr. Rivers -- 1 1/4 years; Dr. Kishel -- 5 1/4 years; and Mr. Steinhausen -- 3 5/12 years. The compensation covered by the Retirement Plan generally includes the base rate of annual earnings and annual incentive payments actually paid to a participant by Georgia Blue up to $160,000, the maximum amount of compensation that may be recognized under qualified pension plans. For each named executive officer, the compensation in the Summary Compensation Table exceeds this maximum amount.



                          TABLE 2: PENSION PLAN TABLE



              FINAL                                       YEARS OF SERVICE
             AVERAGE                  --------------------------------------------------------
             EARNINGS                    10          15          20          25          30
             --------                 --------    --------    --------    --------    --------
$  100,000........................    $ 17,314    $ 25,972    $ 34,629    $ 43,286    $ 51,943
   150,000........................      27,314      40,972      54,629      68,286      81,943
   200,000........................      37,314      55,972      74,629      93,286     111,943
   250,000........................      47,314      70,972      94,629     118,286     141,943
   300,000........................      57,314      85,972     114,629     143,286     171,943
   350,000........................      67,314     100,972     134,629     168,286     201,943
   400,000........................      77,314     115,972     154,629     193,286     231,943
   500,000........................      97,314     145,972     194,629     243,286     291,943
   600,000........................     117,314     175,972     234,629     293,286     351,943
   700,000........................     137,314     205,972     274,629     343,286     411,943
   800,000........................     157,314     235,972     314,629     393,286     471,943
   900,000........................     177,314     265,972     354,629     443,286     531,943
 1,000,000........................     197,314     295,972     394,629     493,286     591,943
 1,250,000........................     247,314     370,972     494,629     618,286     741,943
 1,500,000........................     297,314     445,972     594,629     743,286     891,943



TAX-FAVORED SAVINGS PROGRAM



     The Blue Cross and Blue Shield of Georgia, Inc. Tax-Favored Savings Program is a tax-qualified profit sharing plan with a cash or deferred arrangement under Code Section 401(k) (the "Savings Program"). The

Savings Program is designed to help participants build long-term savings for the future. Generally, all employees are eligible to participate after they complete 30 days of service and have attained age 21. A participant may contribute to the Savings Program on a before-tax basis from 1% to 15% of pay up to the maximum dollar contribution amount ($10,000 in 1998). The employer will match $0.50 for every dollar the participant contributes up to $500 (maximum $250). For the remaining contribution, the employer will add $0.25 for each dollar the participant contributes up to $2,275 for a total employer match of $2,525. Participants become 25% vested in all employer matching contributions after two years, 50% vested after three years, 75% vested after four years, and 100% vested once they complete five years of service. Lump sum distributions generally may be made from the Savings Program upon termination of employment or attainment of age 59 1/2. Participants also may obtain a hardship withdrawal or borrow money from their account. All contributions to the Savings Program and investment earnings are held in trust for the exclusive benefit of participants and their beneficiaries. The name of the trust is Blue Cross and Blue Shield Association National 401(k) Master Trust for the Tax-Favored Savings Program. The trustee is INVESCO Trust Company. Cerulean's contributions to the Savings Program for the named executive officers for 1998 and 1997 are included in "All Other Compensation" in the Summary Compensation Table.



DEFERRED COMPENSATION PLANS



     Cerulean offers certain Directors and employees the opportunity to defer income pursuant to Cerulean's "Deferred Compensation Plan for Select Management." Qualified Directors and employees may elect to defer payment of all or any portion of such person's compensation during any year for a period of three years or more. At the election of the qualified Director or employee, such deferred compensation may be paid in a lump sum or in monthly installments over a period from five to 20 years. Approximately 39 Directors and employees participate in these arrangements. Cerulean's total obligation to these participants, which is unsecured, was less than $4.0 million as of December 31, 1998.



DIRECTORS COMPENSATION



     Non-employee Directors each receive aggregate annual retainers of $20,000 for service on the Board of Directors of Cerulean and Georgia Blue plus meeting fees for attendance at Board of Directors and Committee meetings of Cerulean and of Georgia Blue. The Chairman, the Vice Chairman and each Committee Chairman receive additional aggregate retainers of $10,000, $5,000 and $3,000, respectively. Each non-employee Director receives $1,000 for attendance at Board of Directors meetings, $1,000 for attendance at Committee meetings and $500 for participation in telephone meetings for each of the two companies. Each non-employee Director may defer his or her Director fees pursuant to certain of Cerulean's non-qualified, deferred compensation plans. Directors also are reimbursed for reasonable expenses incurred in connection with the performance of their duties.



COMPENSATION COMMITTEE; INTERLOCKS AND INSIDER PARTICIPATION



     The Compensation Committee is comprised of Directors Vereen (Chair), Gillespie, Gregory, Hanna and Tolbert. Mr. LaBoon sits with the Compensation Committee ex officio. The Compensation Committee meets quarterly. The Compensation Committee sets the compensation for the Chief Executive Officer and the other named executive officers at a meeting early in each fiscal year after reviewing, in each case, the performance targets established for the prior year in comparison to the prior year's actual performance. At this meeting the Compensation Committee also sets performance targets for the new fiscal year as well as any targets for additional compensation plans pursuant to which the Chief Executive Officer and the other named executive officers may earn compensation with respect to that fiscal year and sets annual salaries in accordance with the same considerations. None of the members of the Compensation Committee is or has ever been an officer or employee of Cerulean. There were no interlocking relationships between any executive officers of Cerulean and any entity whose Directors or executive officers served on Cerulean's Compensation Committee. None of the members of the Compensation Committee engaged in transactions or had relationships requiring disclosure under Item 404 of Regulation S-K in the fiscal year ended December 31, 1998.

EXECUTIVE OR OTHER SEVERANCE AGREEMENTS



  Chief Executive Officer



     Pursuant to the Employment Agreement, each of Cerulean and Georgia Blue employs Mr. Shirk as President and Chief Executive Officer. The Employment Agreement has a term of two years commencing on January 1, 1997, provided that the term of the Employment Agreement automatically extends for an additional month on the first day of each month so that the Employment Agreement always has an unexpired term of two years unless the Board of Directors of either Cerulean or Georgia Blue affirmatively notifies Mr. Shirk to the contrary in writing, in which event the monthly term extension ceases and the two year term becomes fixed. The Employment Agreement provides Mr. Shirk with an annual base salary of $425,000, which may be adjusted upward by the Boards of Directors or the Compensation Committees of Cerulean and Georgia Blue. The Employment Agreement entitles Mr. Shirk to participate in all incentive compensation plans of Cerulean and Georgia Blue on a basis consistent with his position, but in no event less than on an equal basis with any other executives of Cerulean and Georgia Blue.



     The Employment Agreement provides that if Mr. Shirk is terminated for any reason other than "For Cause" or by Mr. Shirk for "Good Reason," then "all payments" (broadly defined to include salary and certain other benefits under the Employment Agreement) shall continue at the same rate for a period of two years. If Mr. Shirk's employment is terminated "For Cause," or Mr. Shirk voluntarily terminates his employment without "Good Reason," Mr. Shirk will not be entitled to any compensation whatsoever after the effective date of termination other than benefits as may be vested at such time. The Employment Agreement defines "For Cause" as (i) the willful engagement by Mr. Shirk in conduct, or the taking by him of any action, which is materially injurious to Cerulean or Georgia Blue, (ii) the willful and repeated failure by Mr. Shirk to substantially perform his duties; or (iii) gross misconduct or conduct involving moral turpitude. The Employment Agreement provides that "For Cause" shall first be determined by the Governance Committees of the Boards of Directors of Cerulean and Georgia Blue and then approved by an absolute majority of the members of the Boards of Directors of Cerulean and Georgia Blue. The Employment Agreement affirmatively provides that differences in management philosophy or the structure of operations of Cerulean or Georgia Blue shall not be deemed to be "For Cause." See "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Interests of Certain Persons in the Merger -- Payments to Management Resulting from the Merger -- Agreement for Supplemental Executive Retirement Benefits between Blue Cross and Blue Shield of Georgia, Inc. and Richard D. Shirk."



     The Employment Agreement provides that in the event Mr. Shirk dies while employed, he is entitled to three months of salary and all other compensation benefits, and thereafter all benefits shall terminate except benefits which are vested on or prior to the date of death. In the event that Mr. Shirk becomes physically or mentally disabled, he would become entitled to a continuation of his salary for two years, and his benefit under the RDS SERP would immediately become vested. The Employment Agreement entitles Mr. Shirk to six weeks of vacation each year, an automobile allowance, and the right to reimbursement for the cost of membership in luncheon and civic clubs and for any costs and expenses incurred in connection with the negotiation or renegotiation of the Employment Agreement or the enforcement of any provision thereof.



     The Employment Agreement provides Mr. Shirk with the RDS SERP which is described at "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Interests of Certain Persons in the Merger -- Agreement for Supplemental Executive Retirement Benefits between Blue Cross and Blue Shield of Georgia, Inc. and Richard D. Shirk." The Employment Agreement also provides that if any portion of payments under the Employment Agreement or any other agreement or plan of Cerulean or Georgia Blue qualifies as an "excess parachute payment" under Section 280G of the Code and is thereby subject to excise tax as described in Section 4999 of the Code, Cerulean and Georgia Blue will provide Mr. Shirk with a cash gross-up payment equal to Mr. Shirk's excise tax liability plus an additional amount to cover Mr. Shirk's state and Federal income taxes on the gross-up payment.

  Change in Control Severance Agreements



     In January 1998, Cerulean entered into individual Change in Control Severance Agreements with Richard F. Rivers, John A. Harris, Mark Kishel, and Richard A. Steinhausen. These agreements are more fully described in "PROPOSAL
1 -- APPROVAL OF THE MERGER -- Interests of Certain in the Merger -- Payments to Management Resulting from the Merger -- Change in Control Severance Agreements."



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



     There were no transactions or relationships requiring disclosure under Item 404 of Regulation S-K for the fiscal year ended December 31, 1998. See "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Interests of Certain Persons in the Merger."



COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION



     This report by the Compensation Committee of the Board of Directors discusses the Compensation Committee's objectives and policies applicable to the compensation of Cerulean's executive officers. The report specifically reviews the Compensation Committee's guidelines in establishing the compensation of Cerulean's Chief Executive Officer, as reported in the Summary Compensation Table, and generally with respect to all executive officers. The Compensation Committee is composed entirely of independent, nonemployee directors, whose main focus is the enhancement of shareholder value. In designing its compensation guidelines, the Compensation Committee desires to attract, retain and appropriately reward executives of exceptional talent and seek to align the interests of those executives with Cerulean's shareholders and policyholders. Both individual and corporate performance are considered. Generally, an executive's compensation package contains three components: base salary, short-term incentive compensation and long-term incentive compensation.



  Base Salaries



     Base salary is intended to provide a fixed level of compensation reflecting the scope and nature of basic job responsibilities. In setting base salaries for executive officers, the Compensation Committee considers the level of compensation paid by other companies in the insurance/managed care industry that are similar in size to Cerulean. Generally, the performance of the executive officers (other than the Chief Executive Officer) is determined by the Chief Executive Officer's evaluation of how well each executive officer has fulfilled his or her responsibilities, taking into account actual performance as compared to the financial goals established for Cerulean and other goals established for his or her area of responsibility. The Compensation Committee annually reviews the salary survey methodology and, after considering the recommendations of the Chief Executive Officer, approves the base salaries for the executive officers.



  Short-Term Incentive Compensation



     Under Cerulean's Annual Incentive Plan, Cerulean's executive officers and other key employees have the opportunity to earn annual performance bonuses. At the beginning of each year under the Annual Incentive Plan, performance goals are established and each participant is assigned a target award opportunity based on his or her anticipated contribution to Cerulean's business performance. The award opportunity is expressed as a percentage of base salary. At the end of the calendar year, team and individual performance is measured by comparing actual results achieved to the goals previously established to determine how much of the target award each participant will receive. Each of the performance measurements is weighted, based on the anticipated contribution to Cerulean's performance. Awards are paid in cash. Ten percent of the overall incentive pool is allocated for discretionary awards to be determined by the Chief Executive Officer. The objectives of the Annual Incentive Plan are (i) to reward significant contributions to annual business performance and (ii) to closely align compensation to individual and company performance. The target award percentages for 1998 ranged from 15% to 45% of base salary of the participant. For 1998, corporate financial performance was at the excellence level, resulting in a plan payout of $3,396,000 to 71 participants.

  Long-Term Incentive Compensation



     Prior to fiscal year of 1997, Georgia Blue maintained a LTIP. The LTIP was designed to reward participants for their contributions to the successful achievement of specific financial, market share, and customer service goals based on Cerulean's long-term business strategy period. Goals were established for three-year performance periods. The LTIP had minimum threshold target and maximum performance levels. Participants were required to be employed by one of Cerulean's subsidiaries on the last day of performance. Prior to 1997, long-term incentive award opportunities had been established for four performance cycles, the 1992-1994 performance period, the 1993-1995 performance period, the 1994-1996 performance period and the 1995-1997 performance period. The Compensation Committee makes the final award determination related to the achievement of the defined goals for each performance period. Eligible executive officers received payout for the 1993-1995 performance cycle and the 1994-1996 performance cycle which are reflected in the Summary Compensation Table. Minimum threshold levels for financial performance were not exceeded for the 1995-1997 cycle. No payouts to executive officers were due for this performance. The LTIP was terminated as of December 31, 1997, and there are no remaining payments due under the LTIP with respect to any period for which it was in effect.



     In July 1997, Cerulean adopted the PUP which is designed to reward the key executives for creating and increasing the value of Cerulean. The award payable to a participant under the PUP will be equal to the increase in unit value (calculated as of the end of the measurement period) multiplied by the number of units granted. However, performance hurdles must be surpassed before any award is payable under the PUP. If the growth in Cerulean's value over the measurement period is less than the performance hurdle, the award will be zero. Payouts under the PUP will be calculated on the occurrence of a market/liquidity event defined in the plan. Prior to the time Cerulean's Common Stock is listed or traded on a recognized U.S. exchange, the Board of Directors will determine when a market-liquidity event occurs and creates a definite value of Cerulean and results in liquidity. The initial measurement period began on February 2, 1996. At the end of 1998, there was no market/liquidity event as defined in the plan; therefore, units granted under the PUP did not have any assigned value. The Compensation Committee believes that the awards granted under the PUP to executive officers provide a long-term incentive to such persons to contribute to the growth of Cerulean and establish a direct link between compensation and shareholder return. See "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Interests of Certain Persons in the Merger -- Performance Unit Plan."



     The LTIP and the PUP were established by the Compensation Committee to focus management on long-term results, to retain key executives and to provide the executives with long-term incentive compensation in line with that of executives at comparable companies and to enhance the link with shareholder interests.



  Chief Executive Officer Compensation



     Approximately 63.7% of the total compensation opportunity target for Mr. Shirk is salary and approximately 36.3% is variable compensation that is at risk and tied to competitive corporate business results. Of Mr. Shirk's total compensation opportunity, 36.3% is based on annual business performance. In determining the size of the base salary component of Mr. Shirk's compensation, the Compensation Committee generally considers the competitive industry pay practices, Cerulean's performance, and whether Mr. Shirk's total compensation opportunity is consistent with the compensation for chief executive officers in comparable companies. Mr. Shirk's annual incentive bonus award for fiscal 1997 was earned under the same plan applicable to all other executive officers of Cerulean. For 1998, corporate financial performance was at the excellence level. Mr. Shirk received an annual incentive bonus award in the amount of $423,940. Mr. Shirk has been granted 138,000 units under the PUP.



  Omnibus Budget Reconciliation Act of 1993 Implications for Executive Compensation



     It is the responsibility of the Compensation Committee to address the issues raised by the recent change in the tax laws which made certain non-performance-based compensation in excess of $1,000,000 to executives of public companies nondeductible to these companies beginning in 1995. Depending on the incentives awarded during any particular year, certain payments could be nondeductible for Cerulean. If the proposed Merger between Cerulean and WellPoint is consummated, certain payments triggered as a result of the Merger may be nondeductible to the extent they exceed the $1,000,000 limit. The Compensation Committee will continue to monitor this situation and will take appropriate action if it is warranted in the future. In order to attract, retain and reward executives of exceptional talent the policy of the Compensation Committee related to this issue is to establish and maintain a compensation program that is competitive with that of comparable companies in the insurance industry while maximizing the creation of long-term shareholder value.



                  SECTION 16(A) OF THE SECURITIES EXCHANGE ACT


                   BENEFICIAL OWNERSHIP REPORTING COMPLIANCE



     Section 16(a) of the Exchange Act and regulations of the Commission thereunder require Cerulean's executive officers and directors and persons who own more than ten percent of the Class A Stock, as well as certain affiliates of such persons, to file initial reports of ownership and changes in ownership with the Commission. Executive officers, directors and persons owning more than ten percent of the Class A Stock are required by Commission regulation to furnish Cerulean with copies of all Section 16(a) forms they file. Based solely on its review of the written representations from the reporting persons that no other reports were required for those persons, to Cerulean's knowledge, there were no filing requirements applicable to its executive officers and directors during and with respect to the fiscal year ended December 31 1998. To Cerulean's knowledge, there is no person other than the Foundation who owns more than 10% of the Class A Stock.



                 SHAREHOLDER PROPOSALS FOR 2000 ANNUAL MEETING



     Should there be an Annual Meeting in 2000, shareholder proposals and Director nominations intended to be presented at the 2000 Annual Meeting of Shareholders of Cerulean must be submitted to Cerulean in accordance with the procedures set forth in Article I, Section 1.12 of the Cerulean Bylaws. The effect of these provisions is that shareholders must submit such proposals and
nominations in writing to Cerulean on or before             , 1999 in order for
such matters to be included in Cerulean's proxy materials for, and voted upon at, the 2000 Annual Meeting. All such proposals and nominations should be submitted on or before such date by certified mail, return receipt requested, to Hugh J. Stedman, Secretary.



                              INDEPENDENT AUDITORS



     The firm of Ernst & Young LLP served as Cerulean's independent auditors for the fiscal year ended December 31, 1998 and the Board of Directors has reappointed this firm to continue as independent auditors of Cerulean for the fiscal year ending December 31, 1999.


     A representative of Ernst & Young LLP is expected to attend the Meeting and will have an opportunity to make a statement if he or she desires and will be available to respond to questions from shareholders.

                                    EXPERTS


     The consolidated financial statements of WellPoint as of December 31, 1998 and 1997 and for the three years in the period ended December 31, 1998 incorporated by reference in this Proxy Statement/Prospectus and Registration Statement have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Cerulean Companies, Inc. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 included in this Proxy Statement/Prospectus, which are referred to and made a part of this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS


     The legality of the shares of WellPoint Stock to be issued in the Merger will be passed upon for WellPoint by Gibson, Dunn & Crutcher LLP. Gibson, Dunn & Crutcher LLP and Long Aldridge will deliver their opinions to WellPoint and Cerulean, respectively, as to certain federal income tax consequences of the Merger. See "PROPOSAL 1 -- APPROVAL OF THE MERGER -- Certain Federal Income Tax Consequences of the Merger."


                                 OTHER MATTERS

     As of the date of this Proxy Statement/Prospectus, the Board of Directors of Cerulean knows of no matters that will be presented for consideration at the Meeting other than as described in this Proxy Statement/Prospectus. However, if any other matter shall come before the Meeting or any adjournments or postponements thereof and shall be voted upon, the proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by such proxy as to any such matters that fall within the purposes set forth in the Notice of Meeting.

                            CERULEAN COMPANIES, INC.



                       CONSOLIDATED FINANCIAL STATEMENTS


                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996



                                    CONTENTS



                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Audited Consolidated Financial Statements
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Comprehensive Income.............  F-4
Consolidated Statements of Shareholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Cerulean Companies, Inc.



We have audited the accompanying consolidated balance sheets of Cerulean Companies, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cerulean Companies, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                                           /s/ ERNST & YOUNG LLP
February 5, 1999


Atlanta, Georgia

                            CERULEAN COMPANIES, INC.



                          CONSOLIDATED BALANCE SHEETS



                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1997
                                                              ------------   ------------
                                         ASSETS
Investments (Note 3):
  Fixed maturities:
    Available-for-sale, at fair value (amortized cost:
     $235,441,231; $190,296,461)............................  $239,548,185   $192,850,322
  Equity securities, at fair value (cost: $55,866,571;
    $53,090,009)............................................    76,906,525     67,915,043
  Short-term investments, at fair value (cost: $9,215,878;
    $19,555,875)............................................     9,215,878     19,555,875
                                                              ------------   ------------
         Total investments..................................   325,670,588    280,321,240
Cash and cash equivalents...................................    52,159,196     35,001,855
Accounts receivable (Note 4)................................    61,777,995     59,624,899
Reimbursable portion of estimated benefit liabilities.......    47,816,000     43,278,000
FEP assets held by agent....................................    38,786,536     25,553,200
Property and equipment (Note 5).............................    36,898,538     33,735,541
Other assets................................................    24,232,739     19,017,199
                                                              ------------   ------------
         Total assets.......................................  $587,341,592   $496,531,934
                                                              ============   ============
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Estimated benefit liabilities (Note 7)....................  $184,075,293   $149,581,004
  Unearned premiums.........................................    16,077,960      8,301,197
  FEP stabilization reserve.................................    38,786,536     25,553,200
  Accounts payable and accrued expenses.....................    43,893,056     31,210,088
  Other liabilities.........................................    42,184,663     36,704,615
  Note payable (Note 6).....................................            --      3,500,000
                                                              ------------   ------------
         Total liabilities..................................   325,017,508    254,850,104
                                                              ------------   ------------
Mandatorily redeemable preferred stock:
  Class B Convertible Preferred Stock, no par value.
    Authorized, issued and outstanding, 49,900 shares at
     December 31, 1998 and 1997; aggregate liquidation
     preference $49,900,000; aggregate mandatory redemption,
     $44,910,000 (Note 10)..................................    46,645,042     46,645,042
                                                              ------------   ------------
Shareholders' equity:
  Blank Preferred Stock, no par value.
    Authorized and unissued 100,000,000 shares (Note 10)....            --             --
  Series A Preferred Stock, no par value, $0.01 stated
    value.
    Authorized and unissued 64,000 shares (Note 10).........            --             --
  Class A Convertible Common Stock, no par value, $0.01
    stated value.
    Authorized 50,000,000 shares; issued and outstanding
     409,392 and 351,545 shares at December 31, 1998 and
     1997, respectively (Note 10)...........................         4,094          3,515
  Additional paid-in capital................................    45,188,422             --
  Common Stock, no par value.
    Authorized and unissued 100,000,000 shares (Note 10)....            --             --
  Stock warrants exercisable (Note 10)......................    29,968,000             --
  Accumulated other comprehensive income (unrealized
    appreciation on securities, net of taxes)...............    19,596,908     13,949,895
  Retained earnings.........................................   120,921,618    181,083,378
                                                              ------------   ------------
         Total shareholders' equity.........................   215,679,042    195,036,788
  Commitments and contingencies (Note 15)...................            --             --
                                                              ------------   ------------
         Total liabilities and shareholders' equity.........  $587,341,592   $496,531,934
                                                              ============   ============



                            See accompanying notes.

                            CERULEAN COMPANIES, INC.



                       CONSOLIDATED STATEMENTS OF INCOME



                                                               YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------
                                                         1998             1997            1996
                                                    --------------   --------------   ------------
Revenues (Note 2):
  Premium revenue.................................  $1,189,665,302   $  989,789,161   $818,350,742
  Management services revenue.....................     117,962,641       96,470,348     87,262,224
  Investment and other income.....................      17,183,747       17,258,952     14,358,273
  Realized gains..................................       9,253,506       11,299,757      4,112,863
                                                    --------------   --------------   ------------
          Total revenues..........................   1,334,065,196    1,114,818,218    924,084,102
Benefits expense (Note 7).........................   1,032,519,546      881,554,366    702,233,786
Operating expenses................................     279,218,246      233,650,574    202,071,817
                                                    --------------   --------------   ------------
Operating income (loss)...........................      22,327,404         (386,722)    19,778,499
Endowment of a non-profit foundation (Note 8).....     (76,157,000)              --             --
Non-operating income (Note 14)....................         255,000        1,275,000      1,275,000
                                                    --------------   --------------   ------------
Income (loss) before income taxes and minority
  interests.......................................     (53,574,596)         888,278     21,053,499
Income tax expense (benefit) (Note 9).............       2,073,000       (2,050,000)     3,159,000
Minority interests in (earnings) losses of joint
  venture investments.............................      (1,520,163)       1,459,405       (421,099)
                                                    --------------   --------------   ------------
          Net income (loss).......................  $  (57,167,759)  $    4,397,683   $ 17,473,400
                                                    ==============   ==============   ============



                            See accompanying notes.



                            CERULEAN COMPANIES, INC.



                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME



                                                               YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------
                                                         1998             1997            1996
                                                    --------------   --------------   ------------
Net income (loss).................................  $  (57,167,759)  $    4,397,683   $ 17,473,400
Other comprehensive income, net of tax:
  Unrealized holding gains arising during the
     period, net of reclassification adjustment
     for gains included in net income of
     $7,402,805, $9,039,806, and $3,290,290,
     respectively.................................       5,647,013        6,063,577      1,456,943
                                                    --------------   --------------   ------------
Comprehensive income (loss).......................  $  (51,520,746)  $   10,461,260   $ 18,930,343
                                                    ==============   ==============   ============



                            See accompanying notes.

                            CERULEAN COMPANIES, INC.



                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                CLASS A                                  ACCUMULATED
                              CONVERTIBLE   ADDITIONAL       STOCK          OTHER
                                COMMON        PAID-IN      WARRANTS     COMPREHENSIVE     RETAINED
                                 STOCK        CAPITAL     EXERCISABLE      INCOME         EARNINGS        TOTAL
                              -----------   -----------   -----------   -------------   ------------   ------------
Balance at December 31,
  1995......................    $   --      $        --   $        --    $ 6,429,375    $166,610,051   $173,039,426
  Issuance of Class A Common
    Stock to eligible
    subscribers.............     3,506               --            --             --          (3,506)            --
  Net income................        --               --            --             --      17,473,400     17,473,400
  Dividends paid and
    accrued.................        --               --            --             --      (2,727,867)    (2,727,867)
  S-1 registration costs....        --               --            --             --      (1,672,374)    (1,672,374)
  Accumulated other
    comprehensive income
    (unrealized appreciation
    on securities, net of
    taxes of $331,000)......        --               --            --      1,456,943              --      1,456,943
                                ------      -----------   -----------    -----------    ------------   ------------
Balance at December 31,
  1996......................     3,506               --            --      7,886,318     179,679,704    187,569,528
  Issuance of Class A Common
    Stock to eligible
    subscribers.............         9               --            --             --              (9)            --
  Net income................        --               --            --             --       4,397,683      4,397,683
  Dividends paid and
    accrued.................        --               --            --             --      (2,994,000)    (2,994,000)
  Accumulated other
    comprehensive income
    (unrealized appreciation
    on securities, net of
    taxes of $1,543,000)....        --               --            --      6,063,577              --      6,063,577
                                ------      -----------   -----------    -----------    ------------   ------------
Balance at December 31,
  1997......................     3,515               --            --     13,949,895     181,083,378    195,036,788
  Issuance of Class A Common
    Stock to eligible
    subscribers.............         1               --            --             --              (1)            --
  Endowment of a non-profit
    foundation (Note 8).....       578       45,188,422    29,968,000             --              --     75,157,000
  Net income (loss).........        --               --            --             --     (57,167,759)   (57,167,759)
  Dividends paid and
    accrued.................        --               --            --             --      (2,994,000)    (2,994,000)
  Accumulated other
    comprehensive income
    (unrealized appreciation
    on securities, net of
    taxes of $2,121,000)....        --               --            --      5,647,013              --      5,647,013
                                ------      -----------   -----------    -----------    ------------   ------------
Balance at December 31,
  1998......................    $4,094      $45,188,422   $29,968,000    $19,596,908    $120,921,618   $215,679,042
                                ======      ===========   ===========    ===========    ============   ============



                            See accompanying notes.

                            CERULEAN COMPANIES, INC.



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                               YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------
                                                        1998            1997            1996
                                                    -------------   -------------   -------------
OPERATING ACTIVITIES
Net income (loss).................................  $ (57,167,759)  $   4,397,683   $  17,473,400
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Non-cash and non-operating items:
     Depreciation.................................     10,743,267       9,765,395       9,350,458
     Amortization.................................        444,737         277,183         319,673
     Uncollectible receivables....................      1,296,515       1,356,180       1,128,796
     Gain on sale of investments..................     (9,253,506)    (11,299,757)     (4,112,863)
     Loss (gain) on sale of property and
       equipment..................................        184,030         (13,419)         21,304
     Endowment of a non-profit foundation.........     75,157,000              --              --
     Non-operating income.........................       (255,000)     (1,275,000)     (1,275,000)
  (Increase) decrease in certain assets:
     Accounts receivable..........................     (3,449,611)    (14,301,581)     (9,883,655)
     Reimbursable portion of estimated benefit
       liabilities................................     (4,538,000)     (3,840,000)     (2,778,000)
     Other assets.................................     (7,336,540)     (8,751,532)     (3,341,080)
  Increase (decrease) in certain liabilities:
     Estimated benefit liabilities................     34,494,289      30,070,211       9,136,843
     Unearned premiums............................      7,776,763        (682,759)      1,694,830
     Accounts payable and accrued expenses........     12,682,968        (309,640)     14,884,194
     Other liabilities............................      5,480,048      (1,947,055)      6,659,788
     Minority interest in sale of stock and stock
       warrants by a subsidiary...................       (245,000)     (1,225,000)     (1,225,000)
                                                    -------------   -------------   -------------
Net cash provided by operating activities.........     66,014,201       2,220,909      38,053,688

INVESTING ACTIVITIES
Investments available-for-sale:
  Investments purchased...........................   (275,784,389)   (211,187,305)   (134,652,892)
  Investments sold or matured.....................    247,011,823     167,660,837      96,757,972
Property and equipment purchased..................    (14,123,924)    (12,434,970)     (7,773,300)
Property and equipment sold.......................         33,630         211,974       1,089,453
                                                    -------------   -------------   -------------
Net cash used in investing activities.............    (42,862,860)    (55,749,464)    (44,578,767)

FINANCING ACTIVITIES
Repayment of note payable.........................     (3,500,000)             --              --
Proceeds from note payable........................             --              --       1,500,000
Dividends paid and accrued........................     (2,994,000)     (2,994,000)     (2,727,867)
Proceeds from the issuance of preferred stock.....             --              --      46,645,042
S-1 registration costs............................             --              --      (1,672,374)
Sale of stock and stock warrants by a
  subsidiary......................................        500,000       2,500,000       2,500,000
                                                    -------------   -------------   -------------
Net cash (used in) provided by financing
  activities......................................     (5,994,000)       (494,000)     46,244,801
                                                    -------------   -------------   -------------

Increase (decrease) in cash and cash
  equivalents.....................................     17,157,341     (54,022,555)     39,719,722
Cash and cash equivalents at beginning of year....     35,001,855      89,024,410      49,304,688
                                                    -------------   -------------   -------------
Cash and cash equivalents at end of year..........  $  52,159,196   $  35,001,855   $  89,024,410
                                                    =============   =============   =============



                            See accompanying notes.

                            CERULEAN COMPANIES, INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                               DECEMBER 31, 1998



1. ORGANIZATION AND PROPOSED MERGER



ORGANIZATION



     Cerulean Companies, Inc. (the "Company") was incorporated under the laws of the State of Georgia on February 2, 1996 to act as the holding company for Blue Cross and Blue Shield of Georgia, Inc. ("BCBSGA") and its subsidiaries, and for other lawful purposes. On February 2, 1996, the Company acquired all of the outstanding capital stock of BCBSGA, following BCBSGA's conversion from a not-for-profit corporation to a for-profit corporation pursuant to a Plan of Conversion approved by the Georgia Commissioner of Insurance on December 27, 1995 (the "Conversion"). In connection with the Conversion, the Company issued 49,900 shares of Class B Convertible Preferred Stock ("Preferred Stock") to raise $49,900,000 in capital. After deducting offering costs, the net proceeds to the Company were $46,645,042.



     Although the Company did not become a holding company for BCBSGA until the Conversion on February 2, 1996, the consolidated results of operations include the historical operations of BCBSGA and its subsidiaries prior to February 2, 1996 and the Company (including its subsidiaries on a consolidated basis) from the period February 2, 1996 through December 31, 1996 and thereafter.



     Effective May 14, 1996, the Company's registration under the Securities Act of 1933 of the public offering of its Class A Convertible Common Stock, no par value (the "Class A Stock") with the Securities and Exchange Commission became effective. As part of the Conversion, the Company agreed to offer to each of BCBSGA's approximately 141,000 eligible subscribers five shares of Class A Stock at no cost. Upon completion of the offering eligible subscribers accepted 351,545 shares of no par value Class A Stock. The registration of the Class A Stock under section 12(g) of the Securities Exchange Act of 1934 became effective on June 30, 1997. Currently, the Class A Stock is not publicly traded.



PROPOSED MERGER



     On July 9, 1998, the Company entered into an agreement and plan of merger (the "Merger Agreement") with WellPoint Health Networks Inc. ("WellPoint") and a subsidiary of WellPoint. Pursuant to the Merger Agreement, the Company will become a wholly-owned subsidiary of WellPoint. Finalization of the transaction is subject to, among other things, the approval of the shareholders of the Company, the approval of the Commissioner of Insurance of the State of Georgia, the approval of the Blue Cross and Blue Shield Association and certain approvals of the Health Care Financing Administration. Upon closing the transaction, shareholders of the Company will exchange their shares for WellPoint shares or cash in a transaction valued at $500 million.



2. SIGNIFICANT ACCOUNTING POLICIES



BASIS OF PRESENTATION



     The Company's accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") and require the use of management's estimates. As to the Company's managed care, health and life insurance operations, GAAP varies in some respects from statutory accounting practices permitted or prescribed by insurance regulatory authorities. The Company's health care plan subsidiary, its health maintenance organization and its life insurance subsidiary are subject to regulation by the Georgia Insurance Department including minimum capital and surplus requirements and restrictions on payment of dividends. In the opinion of management, all material adjustments necessary for a fair presentation of the financial position and results of operations for the periods presented have been made. All such adjustments are of a normal recurring nature.

                            CERULEAN COMPANIES, INC.

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

PRINCIPLES OF CONSOLIDATION



     The Company's accompanying consolidated financial statements include the accounts of the Company, BCBSGA and its wholly-owned life insurance subsidiary, a health maintenance subsidiary, a non-insurance subsidiary and community health partnership network joint ventures ("CHPNs"). All significant intercompany transactions and balances have been eliminated in consolidation.



     The Company owns at least 51% of the voting shares of each CHPN. Under certain circumstances defined in the CHPN shareholder agreements, supermajority votes of shareholders are required for amendment of the CHPN articles of incorporation; liquidation of the CHPN; and issuance and repurchase of CHPN equity. The net effect of supermajority votes in these circumstances results in consensus of the shareholders, providing minority shareholders protective rights. Only the Company is required under the CHPN agreements to provide required additional capital. Future capital requirements of minority shareholders are limited or prescribed. Profits of CHPNs are allocated to shareholders in accordance with their respective stock ownership percentages. Losses are allocated in accordance with ownership interests up to previously contributed capital; losses exceeding such amounts are absorbed entirely by the Company.



ACCOUNTING FOR A SALE OF STOCK AND STOCK WARRANTS BY A SUBSIDIARY



     Gains arising from a subsidiary issuing its own stock and stock warrants to third parties are recorded as non-operating income and are presented as a separate line item in the consolidated statements of income.



EARNINGS PER SHARE



     Earnings per share are omitted because such data is not meaningful at the present time due to the likely dilutive events that will occur prior to the conversion of the Class A Stock or the Class B Convertible Preferred Stock. Presently there is no market for Class A Stock or any equity securities of the Company.



INVESTMENTS



     The Company accounts for its investments in accordance with Financial Accounting Standards Board ("FASB") Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities ("Statement No. 115"). Statement No. 115 requires that fixed maturity securities are to be classified as either "held-to-maturity", "available-for-sale", or "trading".



     Management determines the appropriate classification of its fixed maturity securities at the time of purchase and reevaluates such designation as of each balance sheet date. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold them to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization as well as interest earned is included in investment and other income.



     Fixed maturity and equity securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest earned is included in investment and other income. The cost of securities sold is based on the specific identification method. At December 31, 1998 and 1997, the Company classified all of its fixed maturity and equity securities as available-for-sale. The Company's investment portfolio is not significantly concentrated in any particular industry or geographic region.

                            CERULEAN COMPANIES, INC.

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

CASH AND CASH EQUIVALENTS



     Cash equivalents are liquid, short-term investments with maturities of three months or less at the time of purchase and are combined with cash account balances. These investments are stated at cost, which approximates fair value.



PROPERTY AND EQUIPMENT



     Property and equipment are stated at cost less accumulated depreciation. The costs of developing software for internal use are capitalized when technological feasibility has been established. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which are 15 years for buildings and 3-7 years for software, furniture and equipment. Amortization of software developed for internal use begins when the asset is placed in service.



ESTIMATED BENEFIT LIABILITIES



     The Company provides for claims reported but unpaid and for claims incurred but unreported and the cost of adjudicating claims based primarily on past experience, membership demographics, claims run-off patterns and other current medical trend information, using accepted actuarial methods. Estimates are adjusted as changes in these factors occur and such adjustments are reported in the year of determination. Portions of the Company's estimated benefit liabilities are reimbursable due to the nature of certain rate stabilization reserve programs. Offsetting receivables have been recorded in the consolidated balance sheets.



PREMIUM REVENUE AND MANAGEMENT SERVICES REVENUE



     The Company's premium revenues consist primarily of premiums for traditional indemnity health insurance, managed care products and group life insurance products. All of the Company's individual and employer group contracts provide for the individual or the group to be fully insured. Premiums for these contracts are billed in advance of the respective coverage periods and are initially recorded as premium receivables and as unearned premiums. Unearned premiums are recognized as earned in the period of coverage.



     Management services revenue is earned as services are performed and consists of administrative fees for services provided to commercial employer groups under self-funded arrangements, including claims processing, management of medical services, access to provider networks and for other services rendered to third parties. Related claims processed for commercial self-funded employer groups were $499,618,000 in 1998, $489,407,000 in 1997 and $473,506,000 in 1996.
Management services revenue also includes reimbursements for administrative expenses incurred in performing services as agent for federal and state government programs and for the national Blue Cross Blue Shield interplan system. Related claims processed for these programs were $4.3 billion in 1998, $3.9 billion in 1997 and $3.5 billion in 1996.



RATE STABILIZATION RESERVES



     The Company has fully insured arrangements with certain employer groups whose premium revenues are based on experience rating. On each group's anniversary date, the gain or loss resulting from its experience is determined. Premium rates for these groups are based on the group's historical claims experience plus a retention factor for an appropriate contribution to surplus. Premium revenues include adjustments to employer groups under rate stabilization contracts to the extent premiums billed exceed claims incurred plus retention.



     Any accumulated excess of premium revenues over claims incurred and retention is recorded as a rate stabilization reserve liability. Under the terms of these agreements, groups may utilize these funds to reduce

                            CERULEAN COMPANIES, INC.

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

RATE STABILIZATION RESERVES -- (CONTINUED)

prospective rates, leave the excess funds on deposit with the Company or receive a refund. An accumulated excess of claims incurred over premiums billed is expensed by the Company in the period incurred. However, in a few shared risk arrangements, net losses are recorded as receivables to the extent recoverable from the respective groups.



FEDERAL EMPLOYEE PROGRAM



     The Company and other Blue Cross and Blue Shield plans participate in the Federal Employee Program ("FEP") which underwrites a voluntary health insurance contract for employees (and their dependents) of the federal government. The Blue Cross and Blue Shield Association has been designated as the contract agent. A premium stabilization reserve liability (FEP stabilization reserve) and an offsetting asset (FEP asset held by agent) have been recorded in the consolidated balance sheets, and premium revenues, investment income and operating expenses, including FEP operations center expenses, have been recorded in the consolidated statements of income to recognize the Company's portion of the FEP's underwriting results.



ADVERTISING AND PROMOTION



     All costs associated with advertising and promoting products are expensed in the year incurred. Advertising and promotion expense was $3,780,629 in 1998, $5,012,557 in 1997 and $1,651,610 in 1996.



RECLASSIFICATIONS



     Certain prior year balances have been reclassified to conform to the current year presentation.



3. INVESTMENTS



     Investments at December 31, 1998 and 1997 are as follows:



                                                                              DECEMBER 31, 1998
                                                                        AVAILABLE-FOR-SALE SECURITIES
                                                    ----------------------------------------------------------------------
                                                      COST OR         GROSS         GROSS
                                                     AMORTIZED     UNREALIZED    UNREALIZED        FAIR         CARRYING
                                                        COST          GAINS        LOSSES         VALUE          VALUE
                                                    ------------   -----------   -----------   ------------   ------------
Fixed Maturities:
  U.S. Treasury securities and obligations of U.S.
     government agencies..........................  $160,529,318   $ 2,911,851   $  (414,659)  $163,026,510   $163,026,510
  Corporate securities............................    53,501,824     1,248,926       (41,695)    54,709,055     54,709,055
  Mortgage-backed securities......................    21,410,089       441,500       (38,969)    21,812,620     21,812,620
                                                    ------------   -----------   -----------   ------------   ------------
Total fixed maturities............................   235,441,231     4,602,277      (495,323)   239,548,185    239,548,185
Equity Securities:
  Preferred stocks................................       596,000            --            --        596,000        596,000
  Common stocks...................................    55,270,571    23,701,632    (2,661,678)    76,310,525     76,310,525
                                                    ------------   -----------   -----------   ------------   ------------
Total equity securities...........................    55,866,571    23,701,632    (2,661,678)    76,906,525     76,906,525
Short-term investments............................     9,215,878            --            --      9,215,878      9,215,878
                                                    ------------   -----------   -----------   ------------   ------------
Total available-for-sale securities...............  $300,523,680   $28,303,909   $(3,157,001)  $325,670,588   $325,670,588
                                                    ============   ===========   ===========   ============   ============

                            CERULEAN COMPANIES, INC.

3. INVESTMENTS -- (CONTINUED)


                                                                              DECEMBER 31, 1997
                                                                        AVAILABLE-FOR-SALE SECURITIES
                                                    ----------------------------------------------------------------------
                                                      COST OR         GROSS         GROSS
                                                     AMORTIZED     UNREALIZED    UNREALIZED        FAIR         CARRYING
                                                        COST          GAINS        LOSSES         VALUE          VALUE
                                                    ------------   -----------   -----------   ------------   ------------
Fixed Maturities:
  U.S. Treasury securities and obligations of U.S.
     government agencies..........................  $137,711,070   $ 2,006,357   $  (168,937)  $139,548,490   $139,548,490
  Corporate securities............................    27,994,540       419,864       (59,242)    28,355,162     28,355,162
  Mortgage-backed securities......................    24,590,851       376,052       (20,233)    24,946,670     24,946,670
                                                    ------------   -----------   -----------   ------------   ------------
Total fixed maturities............................   190,296,461     2,802,273      (248,412)   192,850,322    192,850,322
Equity Securities:
  Preferred stocks................................       745,000            --            --        745,000        745,000
  Common stocks...................................    52,345,009    15,793,174      (968,140)    67,170,043     67,170,043
                                                    ------------   -----------   -----------   ------------   ------------
Total equity securities...........................    53,090,009    15,793,174      (968,140)    67,915,043     67,915,043
Short-term investments............................    19,555,875            --            --     19,555,875     19,555,875
                                                    ------------   -----------   -----------   ------------   ------------
Total available-for-sale securities...............  $262,942,345   $18,595,447   $(1,216,552)  $280,321,240   $280,321,240
                                                    ============   ===========   ===========   ============   ============



     Fair values for fixed maturities and short-term investments are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for common stocks are based on quoted market prices.



     Substantially all of the Company's investments in equity securities at December 31, 1998 and 1997 are comprised of stocks in industrial companies.



     The amortized cost and fair values of fixed maturities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                                    DECEMBER 31, 1998
                                                              AVAILABLE-FOR-SALE SECURITIES
                                                              -----------------------------
                                                                AMORTIZED         FAIR
                                                                  COST            VALUE
                                                              -------------   -------------
Due in one year or less.....................................  $ 31,672,851    $ 31,574,980
Due after one year through five years.......................    83,033,700      84,766,711
Due after five years through ten years......................    97,549,171      99,618,455
Due after ten years.........................................     1,775,420       1,775,419
Mortgage-backed securities..................................    21,410,089      21,812,620
                                                              ------------    ------------
Total fixed maturity securities.............................  $235,441,231    $239,548,185
                                                              ============    ============



     Bonds, certificates of deposit and money market funds carried at a value of $1,012,538 were on deposit with insurance regulatory authorities at December 31, 1998 in accordance with statutory requirements.

                            CERULEAN COMPANIES, INC.

3. INVESTMENTS -- (CONTINUED)

     Investment and other income for the years ended December 31, 1998, 1997 and 1996 is summarized as follows:



                                                          YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                     1998          1997          1996
                                                  -----------   -----------   -----------
Fixed maturities................................  $13,354,658   $11,464,768   $ 9,618,411
Equity securities...............................      881,667     1,302,477     1,057,287
Short-term investments and cash equivalents.....    4,061,482     5,165,927     4,803,801
                                                  -----------   -----------   -----------
Interest and dividend income....................   18,297,807    17,933,172    15,479,499
Less: investment expenses.......................     (771,950)     (947,913)     (834,828)
                                                  -----------   -----------   -----------
Net investment income...........................   17,525,857    16,985,259    14,644,671
Other income (loss).............................     (342,110)      273,693      (286,398)
                                                  -----------   -----------   -----------
Investment and other income.....................  $17,183,747   $17,258,952   $14,358,273
                                                  ===========   ===========   ===========



     The other income (loss) amount for the year ended December 31, 1997 includes the receipt of $579,000 related to the settlement of a lease dispute. Some terms in the Company's primary lease for its headquarters building were modified to the benefit of the landlord, and the Company was paid for giving up its right to those terms.



     Realized and unrealized investment gains and losses for the years ended December 31, 1998, 1997 and 1996 were as follows:



                                                          YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                     1998          1997          1996
                                                  -----------   -----------   -----------
Realized gains:
  Fixed maturities..............................  $ 2,685,201   $   248,942   $   686,260
  Equity securities.............................    8,191,839    11,910,540     4,473,669
                                                  -----------   -----------   -----------
Total gains.....................................   10,877,040    12,159,482     5,159,929
Realized losses:
  Fixed maturities..............................       (7,778)     (127,366)     (244,172)
  Equity securities.............................   (1,615,756)     (732,359)     (802,894)
                                                  -----------   -----------   -----------
Total losses....................................   (1,623,534)     (859,725)   (1,047,066)
                                                  -----------   -----------   -----------
Net realized investment gains...................    9,253,506    11,299,757     4,112,863
Changes in unrealized gains (losses):
  Fixed maturities..............................    1,553,093     1,936,513    (4,251,603)
  Equity securities.............................    6,214,920     5,618,852     6,063,183
  Short-term investments........................           --        51,212       (23,637)
                                                  -----------   -----------   -----------
Net unrealized gains............................    7,768,013     7,606,577     1,787,943
                                                  -----------   -----------   -----------
Total realized and unrealized gains.............  $17,021,519   $18,906,334   $ 5,900,806
                                                  ===========   ===========   ===========

                            CERULEAN COMPANIES, INC.

4. ACCOUNTS RECEIVABLE



     Accounts receivable consists of the following:



                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1997
                                                              -----------   -----------
Groups and subscribers......................................  $37,132,624   $37,350,669
Other Blue Cross and Blue Shield plans......................      389,467     2,971,988
Federal Employee Program....................................    3,499,777     3,312,909
Other.......................................................   27,062,123    20,998,784
Less: Allowance for doubtful accounts.......................   (6,305,996)   (5,009,451)
                                                              -----------   -----------
                                                              $61,777,995   $59,624,899
                                                              ===========   ===========



5. PROPERTY AND EQUIPMENT



     Property and equipment consists of the following:



                                                                   DECEMBER 31,
                                                            ---------------------------
                                                                1998           1997
                                                            ------------   ------------
Land......................................................  $  1,046,773   $  1,046,773
Building and improvements.................................    15,161,667     14,742,097
Furniture and equipment...................................    86,286,171     73,988,271
                                                            ------------   ------------
                                                             102,494,611     89,777,141
Less: accumulated depreciation............................   (65,596,073)   (56,041,600)
                                                            ------------   ------------
                                                            $ 36,898,538   $ 33,735,541
                                                            ============   ============



     At December 31, 1998 and 1997, furniture and equipment includes $3,021,638 and $1,701,673, respectively, of capitalized costs related to the development of internal use software. During 1998, the Company recognized approximately $90,000 of amortization expense related to costs capitalized for the development of internal use software. As of December 31, 1997, the software developed for internal use had not been placed in service; accordingly, no amortization was recognized during the year.



     Depreciation expense was $10,743,267, $9,765,395 and $9,350,458 for 1998,
1997 and 1996, respectively, including $1,187,550 in 1998, $1,063,318 in 1997 and $965,196 in 1996 for building improvements.



6. LINES OF CREDIT



     The Company has available a $5,500,000 line of credit with a bank to finance its working capital needs. Interest accrues on amounts advanced at the prime rate. There were no borrowings on this line of credit during the three years ended December 31, 1998.



     Under the terms of a revolving credit loan agreement with a group of banks to finance the Company's community health partnership networks and other related costs, the Company could borrow up to $9,000,000. Borrowings outstanding under the revolving credit agreement were $3,500,000 at December 31, 1997 and 1996. Interest accrued on amounts advanced at 0.5% over the LIBOR rate in 1997 and 1996. During January 1998, the Company terminated its $9,000,000 revolving credit agreement and paid in full the $3,500,000 note payable outstanding at December 31, 1997.



     In April 1996, the Company obtained a $55,000,000 insolvency line of credit with a group of banks. The insolvency line of credit may be drawn on solely in the event of an insolvency of BCBSGA to pay authorized insurance policy claims. The insolvency line of credit is designed to satisfy certain membership standards of the Blue Cross and Blue Shield Association, from which the Company and certain of its subsidiaries have the

                            CERULEAN COMPANIES, INC.

6. LINES OF CREDIT -- (CONTINUED)

exclusive right to do business in Georgia under the name "Blue Cross and Blue Shield" and to use the Blue Cross and Blue Shield names, trademarks and service marks with respect to the Company's indemnity, PPO, HMO and POS products.



7. ESTIMATED BENEFIT LIABILITIES



     The following table provides a reconciliation of the beginning and ending estimated benefit liabilities including claims adjudication expenses, net of rate stabilization reimbursable reserves and life reserves, for 1998, 1997 and 1996:



                                                        YEAR ENDED DECEMBER 31,
                                               ------------------------------------------
                                                   1998           1997           1996
                                               ------------   ------------   ------------
Balance at January 1.........................  $149,581,004   $119,510,793   $110,373,950
Less: Reimbursable reserves and life
  reserves...................................    49,699,319     44,663,227     41,587,598
                                               ------------   ------------   ------------
Net balance at January 1.....................    99,881,685     74,847,566     68,786,352
Plus incurred related to:
  Current year...............................   729,799,455    576,250,933    424,307,017
  Prior year.................................   (13,801,953)       901,109     (2,201,775)
                                               ------------   ------------   ------------
  Total incurred.............................   715,997,502    577,152,042    422,105,242
Less paid related to:
  Current year...............................   603,369,042    478,159,277    352,344,803
  Prior year.................................    82,998,478     73,958,646     63,699,225
                                               ------------   ------------   ------------
  Total paid.................................   686,367,520    552,117,923    416,044,028
                                               ------------   ------------   ------------
Net balance at December 31...................   129,511,667     99,881,685     74,847,566
Plus: Reimbursable reserves and life
  reserves...................................    54,563,626     49,699,319     44,663,227
                                               ------------   ------------   ------------
Balance at December 31.......................  $184,075,293   $149,581,004   $119,510,793
                                               ============   ============   ============



     The Company uses paid claims and completion factors based on historical payment patterns to estimate incurred claims. Changes in payment patterns and claims trends can result in changes to prior year's claims estimates.



     A reconciliation of the Company's incurred expense to total benefits expense as shown in the consolidated statements of income is as follows:



                                                       YEAR ENDED DECEMBER 31,
                                             --------------------------------------------
                                                  1998            1997           1996
                                             --------------   ------------   ------------
Incurred related to current and prior
  year.....................................  $  715,997,502   $577,152,042   $422,105,242
Benefits expense related to life insurance
  claims and claims reimbursed by certain
  rate stabilization accounts..............     316,522,044    304,402,324    280,128,544
                                             --------------   ------------   ------------
Total benefits expense.....................  $1,032,519,546   $881,554,366   $702,233,786
                                             ==============   ============   ============

                            CERULEAN COMPANIES, INC.

8. ENDOWMENT OF NON-PROFIT FOUNDATION



     On September 3, 1997, a lawsuit (the "Lawsuit") was filed in the Superior Court of Fulton County by Plaintiffs Let's Get Together, Inc.; Statewide Independent Living Council of Georgia, Inc.; Living Independence for Everybody, Inc.; AIDS Survival Project, Inc.; Women's Policy Education Fund, Inc.; Disability Connections - The Middle Georgia Center for Independent Living, Inc.; Physicians for a National Health Program, Inc.; Campaign for a Prosperous Georgia, Inc.; and Friends and Survivors Standing Together, Inc. (collectively, the "Plaintiffs") on behalf of themselves and a class putatively composed of all other 501(c)(3) organizations in Georgia seeking, among other things, to invalidate a Georgia statute upon which certain aspects of the conversion of Blue Cross and Blue Shield of Georgia, Inc. from a not-for-profit corporation to a business corporation was based. The complaint named BCBSGA, the Company and the Commissioner of Insurance of the State of Georgia as defendants. An additional, similar request for declaratory ruling was filed with the Georgia Insurance Department on September 3, 1997.



     The Plaintiffs' claims related to the conversion of BCBSGA from a non-profit entity to a for-profit entity which occurred as part of a Plan of Conversion submitted to a public hearing November 21, 1995, and approved by the Georgia Commissioner of Insurance in an order dated December 27, 1995. The complaint sought to have the fair market value of the assets of BCBSGA as of December 27, 1995, plus interest from December 27, 1995, placed in a public trust for the use and benefit of a class of nonprofit charitable organizations. On October 3, 1997, the Georgia Insurance Department denied the Plaintiffs' request for declaratory ruling, which decision the Plaintiffs appealed. On October 31, 1997, the Company and BCBSGA filed a motion to dismiss the Lawsuit. Oral argument was held on January 12, 1998.



     On July 8, 1998, the Company entered into a stipulation and agreement of settlement of the Lawsuit (the "Settlement") subject to the approval of the Superior Court of Fulton County, Georgia (the "Court"). On August 17, 1998, six individuals, including two shareholders, filed a motion to intervene in the lawsuit and an objection to the Settlement. A settlement hearing was held on August 20, 1998 to determine, among other things, if the terms and conditions of the Settlement were fair and reasonable and should be approved by the Court.



     On August 21, 1998, the judge denied the motion to intervene and entered a final order approving the Settlement. The effective date of the Settlement was September 21, 1998, the date on which the appeal period expired after the entry of the final order. Under the terms of the Settlement, the Company established a new non-profit foundation for the advancement of health care for all Georgians and paid to the foundation, as endowment, and to the Plaintiff's lawyers (together, the "Foundation"), an aggregate of $1.0 million in cash, and securities of Cerulean aggregating 20% of Cerulean's total equity upon their issuance consisting of: (1) shares of Class A Stock approximating 9.5% of the total equity of Cerulean and (2) warrants (the "Warrants") exercisable for shares on non-voting Series A Preferred Stock (the "Series A Stock") in the Company (which will approximate 10.5% of the total equity of the Company) upon payment by the Foundation of an exercise price of $21 million. Additionally, the Foundation entered into a shareholder's agreement to which it agreed not to vote any larger number of its Class A Stock than would constitute 5% of the shares of its Class A Stock.



     In September 1998, the Company issued 57,772 shares of Class A Stock and 63,853 warrants exercisable for non-voting Series A Stock. Pursuant to the terms of the Warrants, prior to consummation of a transaction such as the proposed merger with WellPoint, the Warrants must be exercised in a defined "cash-less exercise" which results in a reduction in the percentage participation by the Foundation from a 20% portion of the total merger consideration of the Company to approximately 16.7% of the total.



     During 1998, the Company recorded a nonrecurring charge of $76.2 million for the endowment of the Foundation, which, in management's judgment, represented fair value as of the date of the Settlement.

                            CERULEAN COMPANIES, INC.

9. INCOME TAXES



     Income tax expense (benefit) attributable to income before income taxes and minority interests, substantially all of which is federal, consists of:



                                                           YEAR ENDED DECEMBER 31,
                                                    -------------------------------------
                                                       1998         1997          1996
                                                    ----------   -----------   ----------
Current tax expense...............................  $8,293,000   $ 3,330,000   $6,671,000
Deferred tax benefit..............................  (6,220,000)   (5,380,000)  (3,512,000)
                                                    ----------   -----------   ----------
Total tax expense (benefit).......................  $2,073,000   $(2,050,000)  $3,159,000
                                                    ==========   ===========   ==========



     The provision for income taxes is different than the amount computed using the statutory federal income tax rate of 35% as follows:



                                                          YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                      1998          1997          1996
                                                  ------------   -----------   ----------
Tax expense (benefit) at statutory rate.........  $(18,751,000)  $   311,000   $7,368,000
Changes in valuation allowance related to:
  Increase in loss carryforwards................    22,085,000            --           --
  Utilization of carryforwards..................            --    (2,356,000)          --
  Alternative minimum tax.......................    (3,282,000)           --   (3,162,000)
  Long-lived tax assets.........................            --    (2,119,000)  (1,590,000)
  CHPN investments..............................      (925,000)   (2,132,000)          --
  CHPN losses with no benefit...................     2,676,000     4,231,000      781,000
  Other temporary differences...................      (542,000)     (375,000)    (320,000)
Other...........................................       812,000       390,000       82,000
                                                  ------------   -----------   ----------
                                                  $  2,073,000   $(2,050,000)  $3,159,000
                                                  ============   ===========   ==========



     The Company recorded a benefit of $26,655,000 in 1998 related to the Settlement, reduced to its expected realizable value of $4,570,000. The Company also recorded a $1,619,000 benefit in 1998 for the difference in book and tax basis for its CHPN investments, reduced to its expected realizable value of $925,000. CHPN subsidiaries which do not join in the filing of the consolidated tax return with the Company generated tax losses in 1998 that are not expected to generate benefit currently or in the foreseeable future. Other includes state taxes, net of federal tax benefit, and other permanent book to tax differences, including non deductible expenses.



     The Company and its wholly-owned subsidiaries file a consolidated federal income tax return. Income tax expense consisted primarily of federal alternative minimum tax in 1998 and 1996. The Company's consolidated tax expense in 1997 calculated under the regular tax system was reduced by available net operating loss carryforwards, which subjected the Company to alternative minimum tax. Federal income taxes paid during 1998, 1997 and 1996 were $6,030,000, $2,800,000 and $5,400,000, respectively.

                            CERULEAN COMPANIES, INC.

9. INCOME TAXES -- (CONTINUED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax asset, which is included in other assets in the consolidated balance sheets, are as follows:



                                                                   DECEMBER 31,
                                                            ---------------------------
                                                                1998           1997
                                                            ------------   ------------
Deferred tax asset:
  Regular tax operating loss carryforwards for the
     consolidated tax group...............................  $ 40,400,000   $ 19,590,000
  Regular tax operating loss carryforwards for CHPNs......     8,160,000      6,050,000
  Long-lived tax assets...................................    23,900,000     24,590,000
  Other temporary differences.............................    12,880,000      8,629,000
  Alternative minimum tax credit..........................    16,470,000     10,750,000
  Basis difference in CHPN investments....................     5,350,000      3,731,000
                                                            ------------   ------------
  Total deferred tax asset................................   107,160,000     73,340,000
  Valuation allowance for deferred tax asset..............   (89,750,000)   (62,150,000)
                                                            ------------   ------------
  Deferred tax asset, net of valuation allowance..........    17,410,000     11,190,000
                                                            ------------   ------------
Deferred tax liability:
  Unrealized investment gains.............................     5,550,000      3,429,000
                                                            ------------   ------------
  Total deferred tax liability............................     5,550,000      3,429,000
                                                            ------------   ------------
Net deferred tax asset....................................  $ 11,860,000   $  7,761,000
                                                            ============   ============



     Other temporary differences consist principally of differences between tax and generally accepted accounting principles related to estimated benefit liabilities and accounting accruals.



     At December 31, 1998, the Company's consolidated tax group has net operating loss carryforwards of $115,440,000 for regular income tax purposes that expire in the years 2001 through 2018. Certain of the CHPN subsidiaries which file separate tax returns have net operating loss carryforwards of $21,492,000 that expire in 2011 through 2018. The Company recognized a benefit from consolidated tax group carryforwards of $2,356,000 in 1997.



     The Company qualifies for a special deduction under the regular tax system available to certain Blue Cross and Blue Shield plans under Section 833(b) of the Internal Revenue Code. The effect of this deduction is to significantly reduce regular taxable income and subjects the Company to alternative minimum tax. The Company expects to be taxed under the alternative minimum tax system into the foreseeable future and therefore principally all of the regular tax net operating loss carryforwards of the consolidated tax group, the alternative minimum tax credit and the long-lived tax assets which will not be deductible until well into the future, will most likely not be utilized. For financial reporting purposes, a valuation allowance has been recorded to reduce the deferred tax assets related to the amount expected to be realized. The Company reviewed the adequacy of the deferred tax valuation allowance and believes it is appropriate.



     During January 1999, the Internal Revenue Service completed its examination of the Company's consolidated federal income tax returns for 1995 and 1994. The Company does not believe that the ultimate resolution of the issues will have an adverse effect on its operations or financial position.

                            CERULEAN COMPANIES, INC.

10. CAPITAL STOCK



MANDATORILY REDEEMABLE PREFERRED STOCK



     The Class B Convertible Preferred Stock (the "Class B Stock") has a liquidation preference of $1,000 per share and a mandatory redemption value of $900 per share. Dividends on the Class B Stock are currently paid at the rate of $60.00 per annum per share ($100.00 per annum per share effective after 1998), are fully cumulative and accrue without interest. The preferred shares are mandatorily redeemable on December 1, 2001 or may be redeemed prior to this date upon the occurrence of certain events. Upon completion of a Stock Conversion, each share of Class B Stock shall convert into the number of fully paid and nonassessable shares of Common Stock equal to .0004446420631%. This rate may be adjusted periodically upon the occurrence of certain events. The holders of the Class B Stock vote separately as a single class with each share being entitled to one vote.



BLANK PREFERRED STOCK



     The Board of Directors (the "Board") of the Company may from time to time issue shares of Blank Preferred Stock in such series or classes with such terms, preferences and other provisions as the Board shall determine, provided that such issuance is approved by the majority of the holders of the Preferred Stock then issued, outstanding and entitled to vote. Presently, there is no Blank Preferred Stock issued or outstanding.



SERIES A PREFERRED STOCK



     The Series A Stock is a new series of preferred stock created specifically for the Settlement. The Series A Stock has all of the economic attributes of Class A Stock, and each share of Series A Stock is the economic equivalent of one share of Class A Stock. The Series A Stock, however, has no voting rights. In those events in which there is a statutory voting right accorded to any class or series of capital stock, each share of Series A Stock automatically converts into one unit of the Company's Class A Common Stock Participation Rights (the "Company's Rights"). Each of the Company's Rights is the economic equivalent of one share of Class A Stock but has no voting rights.



     The Series A Stock has been authorized by the Company's Board of Directors and holders of a majority of the outstanding shares of Class B Stock, and an amendment to the Company's Articles creating the Series A Stock was filed with the Georgia Secretary of State.



CLASS A CONVERTIBLE COMMON STOCK



     Prior to December 1, 1998, shares of Class A Stock could not be sold, transferred, encumbered, pledged or otherwise disposed of except upon the occurrence of certain events. While there is no established market for the Company's Class A Stock, following December 1, 1998, these shares became transferable under certain defined criteria, with a right of first refusal by the Company. As of December 31, 1998, no shares had been presented to the Company for transfer that met the defined criteria. In the event of a Stock Conversion, each share of Class A Stock will be converted into one share of Common Stock. So long as any shares of the Company's Class B Stock are issued, outstanding and entitled to vote, no dividends may be paid on the Class A Stock without the approval of the Board and the holders of a majority of the shares of Class B Stock. As long as no Common Stock is outstanding, the holders of the Class A Stock vote separately as a single class with each share being entitled to one vote. The Company's Articles of Incorporation do not contain any provisions protecting holders of Class A Stock against dilution. In the event the Company issues additional shares of Class A Stock, or issues shares of Common Stock or Blank Preferred Stock convertible into Common Stock or effects a stock split, stock dividend or other recapitalization of or on its Common Stock, the then existing Class A Shareholders will be diluted.

                            CERULEAN COMPANIES, INC.

10. CAPITAL STOCK -- (CONTINUED)

CLASS A CONVERTIBLE COMMON STOCK -- (CONTINUED)

     During 1998, 57,772 shares of Class A Stock were issued as part of the Settlement. These shares have all of the same terms and provisions as the other shares of Class A Stock as provided in the Company's Articles, except that the Foundation, which received shares of Class A Stock as part of the Settlement, entered into a shareholders' agreement pursuant to which 37,305 shares of the total 57,772 shares issued are not entitled to vote. Additionally, the Foundation has the right to tender for redemption shares of Class A Stock for an aggregate redemption price of $1.0 million. Under the Company's Articles, this redemption right was required to be separately authorized by holders of a majority of the shares of Class B Stock which authorization was granted at a meeting of holders of Class B Stock held on September 15, 1998.



COMMON STOCK



     Unless approved by two-thirds of the Directors, no person may directly or indirectly acquire or hold more than the permissible ownership amount which is currently 20% of the total shares of Common Stock outstanding. So long as any shares of the Company's Class B Stock are issued, outstanding and entitled to vote, no dividends may be paid on the Common Stock without the approval of the Board and the holders of a majority of the shares of Class B Stock. In the event no Class A Stock or Class B Stock is issued or outstanding at the time of a liquidation, dissolution or winding up of the affairs of the Company, the entire assets of the Company available for distribution to stockholders will be distributed pro rata among the holders of the Common Stock. Each outstanding share of Common Stock is entitled to one vote. Presently, there is no Common Stock issued or outstanding.



STOCK WARRANTS EXERCISABLE



     During 1998, Warrants were also issued as part of the Settlement. The 63,853 warrants are exercisable for shares of non-voting Series A Stock. There are no circumstances under which the equity interest represented by the Warrants has any voting rights. The Warrants also provide that upon the occasion of certain defined "Major Events," the Warrants must be exercised in a cashless exercise. The effect of this provision is that the Warrants will be automatically converted into shares of Series A Stock according to a formula provided in the Warrant Agreement.



11. OPERATING LEASES



     The Company has an operating lease arrangement for its home office facility. The term of the lease is ten years, with two five-year renewal options. Annual rental includes base rental plus pro-rated real estate taxes and operating expenses.



     In addition, the Company leases other office space and data processing equipment. Future minimum lease obligations (including estimated real estate taxes and operating expenses) under all non-cancelable operating leases are as follows:



1999........................................................  $15,922,531
2000........................................................    5,419,833
2001........................................................    2,257,540
2002........................................................    1,146,223
2003........................................................      921,048
Thereafter..................................................      772,323
                                                              -----------
                                                              $26,439,498
                                                              ===========

                            CERULEAN COMPANIES, INC.

11. OPERATING LEASES -- (CONTINUED)

     Rent expense amounted to approximately $18,413,000 in 1998, $14,235,000 in 1997, and $12,249,000 in 1996.



12. EMPLOYEE BENEFITS



     During 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 132, Employer's Disclosures about Pensions and Other Postretirement Benefits. The application of SFAS No. 132 had no impact on the Company's financial position or results from operations.



PENSION PLAN



     The Company and its subsidiaries participate in a multi-employer non-contributory defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during those years. The Company's funding policy is to contribute amounts sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The Projected Unit Credit Method is used to determine funding requirements and pension expense.



SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN



     During 1996, the Company and its subsidiaries established three defined benefit pension plans (the "Plans") covering certain executives. The benefits are based on years of service and the employee's compensation during those years. The Plans are non-qualified and unfunded. The Projected Unit Credit Method is used to determine pension expense. The Company will pay benefits to eligible participants when due under terms of the individual plans.



POSTRETIREMENT PLAN



     The Company sponsors a Defined Dollar Benefit Plan that provides postretirement health, dental, vision and life insurance benefits to full-time associates with at least ten years of service or part-time associates with the equivalent of ten years full-time employment. These benefits are also available to spouses. Credits based on length of service are provided to retirees annually to be used towards the cost of postretirement benefits. Spouses of retirees receive one half of the credits received by retirees. For those who retired prior to January 1, 1995, insurance is provided by the Company at no cost to the retiree. Additionally, a group of associates who meet the "rule of 80" (those who were at least age 55 with ten years of service, and whose combined years of service plus age equaled 80 or greater) by December 31, 1994 are grandfathered and will receive postretirement benefits at no cost whenever they retire.

                            CERULEAN COMPANIES, INC.

12. EMPLOYEE BENEFITS -- (CONTINUED)


     The following chart summarizes the change in the plans' benefit obligation, assets and funded status:



                                                                              POSTRETIREMENT
                                                PENSION PLANS                  BENEFIT PLANS
                                          --------------------------   -----------------------------
                                              1998          1997           1998            1997
                                          ------------   -----------   -------------   -------------
Change in benefit obligation
  Benefit obligation at beginning of
     year...............................  $ 66,669,719   $54,768,635   $  17,802,200   $  16,750,000
  Service cost..........................     5,153,127     3,731,909         581,500         475,900
  Interest cost.........................     5,029,628     4,225,087       1,140,700       1,264,200
  Actuarial loss (gain).................    10,225,989     6,228,498      (1,245,700)         92,700
  Amendments............................       713,929            --              --              --
  Benefits paid.........................    (2,902,658)   (2,284,410)       (727,300)       (780,600)
                                          ------------   -----------   -------------   -------------
  Benefit obligation at end of year.....    84,889,734    66,669,719      17,551,400      17,802,200
                                          ------------   -----------   -------------   -------------
Change in plan assets
  Fair value of plan assets at beginning
     of year............................    56,731,183    46,102,492              --              --
  Actual return on plan assets..........     8,870,572     9,492,285              --              --
  Employer contributions................     2,905,231     3,420,816              --              --
  Benefits paid.........................    (2,902,658)   (2,284,410)             --              --
                                          ------------   -----------   -------------   -------------
  Fair value of plan assets at end of
     year...............................    65,604,328    56,731,183              --              --
                                          ------------   -----------   -------------   -------------
Reconciliation of funded status
  Funded status.........................   (19,285,406)   (9,938,536)    (17,551,400)    (17,802,200)
  Unrecognized actuarial loss (gain)....     7,783,506     2,084,223      (2,854,300)     (1,723,500)
  Unrecognized prior service cost.......     4,676,823     4,512,503              --              --
  Unrecognized transition (asset)
     obligation.........................      (665,153)     (799,526)     12,880,500      13,685,600
                                          ------------   -----------   -------------   -------------
  Net amount recognized.................  $ (7,490,230)  $(4,141,336)  $  (7,525,200)  $  (5,840,100)
                                          ============   ===========   =============   =============
Amounts recognized in the consolidated
  balance sheets consist of:
  Accrued benefit liability.............  $ (7,490,230)  $(4,141,336)  $  (7,525,200)  $  (5,840,100)
  Intangible asset......................      (459,022)     (436,696)             --              --
                                          ------------   -----------   -------------   -------------
  Net amount recognized.................  $ (7,949,252)  $(4,578,032)  $  (7,525,200)  $  (5,840,100)
                                          ============   ===========   =============   =============
Weighted-average assumptions as of December 31,
  Discount rate.........................     6.75%          7.25%          6.75%           7.25%
  Expected long-term rate of return on
     plan assets........................     9.00%          9.00%           N/A             N/A
  Rate of increase in future
     compensation.......................   3.0 - 6.5%    3.5 - 7.0%    Varies by age   Varies by age

                            CERULEAN COMPANIES, INC.

12. EMPLOYEE BENEFITS -- (CONTINUED)



                                                                              POSTRETIREMENT
                                       PENSION PLANS                          BENEFIT PLANS
                            ------------------------------------   ------------------------------------
                               1998         1997         1996         1998         1997         1996
                            ----------   ----------   ----------   ----------   ----------   ----------
Components of net periodic
  benefit cost:
  Service cost............  $5,153,127   $3,731,909   $3,630,715   $  581,500   $  475,900   $  442,900
  Interest cost...........   5,029,628    4,225,087    4,006,656    1,140,700    1,264,200    1,231,800
  Expected return on plan
     assets...............  (4,580,790)  (3,817,799)  (3,458,760)          --           --           --
  Amortization of
     actuarial loss
     (gain)...............     236,924       67,886      342,990     (114,900)     (23,400)          --
  Amortization of prior
     service cost.........     549,609      462,788      462,787           --           --           --
  Amortization of
     transition obligation
     (asset)..............    (134,373)    (134,373)    (134,373)     805,100      805,100      805,100
                            ----------   ----------   ----------   ----------   ----------   ----------
  Net periodic benefit
     cost.................  $6,254,125   $4,535,498   $4,850,015   $2,412,400   $2,521,800   $2,479,800
                            ==========   ==========   ==========   ==========   ==========   ==========



     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the supplemental executive retirement plan, which has an accumulated benefit obligation in excess of plan assets, were $2,993,001, $1,945,537 and $-0-, respectively, as of December 31, 1998, and $2,172,602,
$1,293,029 and $-0-, respectively, as of December 31, 1997.



     The postretirement benefit plan valuation is based on census information as of January 1, 1998 and claims development based on the benefits provided. The discount rate assumed is 6.75% and the salary increase rate assumed varies by age. The health care cost trend rate is assumed to be 8.0% in 1998, decreasing 0.5% each year reaching 6.0% in 2002, and 5.25% in 2003 and after. The health care cost trend rate was assumed to be 8.5% in 1997, decreasing 0.5% each year to an ultimate rate of 5.25%. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point each year would increase the accumulated postretirement benefit obligation by $982,700 as of December 31, 1998, and the aggregate of the estimated service and interest cost components of net periodic postretirement benefit cost by $64,100 for 1998. Similarly, decreasing the assumed health care cost trend rates by one percentage point each year would decrease the accumulated postretirement benefit obligation by $840,300 as of December 31, 1998, and the aggregate of the estimated service and interest cost components of net periodic postretirement benefit cost by $60,700 for 1998.



DEFINED CONTRIBUTION PLAN



     The Company offers a defined contribution plan ("401(k) plan") covering substantially all employees. Under this plan, employees can contribute up to 15% of their base compensation, subject to certain maximum limitations. The Company matches 50% of the employee's first $500 contributed and 25% thereafter, up to a maximum of 6% of the employee's annual compensation. The Company's matching contributions vest 25% per year commencing at the end of the second year of participation. Employee contributions vest immediately. The Company contributed $1,125,000 to this 401(k) plan during 1998, $1,031,000 during 1997 and $799,000 during 1996.

                            CERULEAN COMPANIES, INC.

13. BUSINESS SEGMENT, CUSTOMER AND PRODUCT INFORMATION



     Effective January 1, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The application of SFAS No. 131 had no impact on the Company's financial position or results from operations.



     The Company operates predominantly in one industry segment, health insurance products and services, and reports its operations as one business segment. The Company's products and services are sold principally in the State of Georgia. A significant portion of its customer base is concentrated with companies that are located in the metropolitan Atlanta area. As a percentage of total revenues (premium revenues and management services revenues), the Company's largest customer represented 23% of total revenues in 1998, 27% in 1997 and 30% in 1996. The Company's next two largest customers accounted for less than 9% of total revenues in 1998, 1997 and 1996.



     The Company's total revenues (premium revenues and management services revenues), by primary product groups are as follows:



                                                         1998             1997            1996
                                                    --------------   --------------   ------------
Indemnity and PPO insurance products and
  services........................................  $  771,080,787   $  727,786,073   $704,328,416
HMO and POS insurance products and services.......     520,317,074      343,613,408    190,500,817
Life insurance and other products and services....      16,230,082       14,860,028     10,783,733
                                                    --------------   --------------   ------------
Total.............................................  $1,307,627,943   $1,086,259,509   $905,612,966
                                                    ==============   ==============   ============



14. NON-OPERATING INCOME



     Community health partnership networks ("CHPNs") are locally based equity joint ventures between the Company, which owns a 51% interest, and local physician and/or hospital groups, which own the remaining equity interests in the CHPNs. Clinical services are provided by the physician or hospital partners as well as other providers with which the CHPNs maintain contracts, and BCBSGA provides sales, management and administrative services, including information systems and data management services through service contracts with the CHPNs.



     In January 1998, a hospital purchased stock warrants exercisable for common stock of one of the Company's CHPN subsidiaries in exchange for a $1.0 million note receivable. The $1.0 million will be paid ratably over two years. As of December 31, 1998, $500,000 has been received. In accordance with the CHPN formation agreement, the Company's 51% equity interest was not diluted as a result of this transaction. The Company recorded non-operating income of $255,000 for its portion of this transaction and increased the minority interest liability for this CHPN by $245,000.



     In 1996, a hospital purchased a 5% interest in one of the Company's CHPN subsidiaries. In 1997, another hospital purchased a 5% interest in the same subsidiary. In accordance with the CHPN formation agreement, the Company's 51% equity interest was not diluted as a result of these transactions. The Company recorded non-operating income of $1,275,000 in 1997 and 1996 for its portion of these transactions and increased the minority interest liability for this CHPN by $1,225,000 in each year. After deducting deferred income taxes of $255,000, net income was favorably impacted by $1,020,000 in 1997 and 1996.



15. COMMITMENTS AND CONTINGENCIES



LEGAL PROCEEDINGS



     On December 17, 1998, Plaintiffs Rickey Underhill, Jim Kerscher, Janice Young, Richard Collins, Greg Lane and Keith Page, individually and on behalf of all others similarly situated (collectively, the "Bartow County Plaintiffs"), filed a lawsuit against the Company and BCBSGA in the Superior Court of Bartow

                            CERULEAN COMPANIES, INC.

15. COMMITMENTS AND CONTINGENCIES -- (CONTINUED)



LEGAL PROCEEDINGS -- (CONTINUED)


County ("the Court of Bartow"), State of Georgia, bearing Civil Action File No. CV98-2656. The Bartow County Plaintiffs identify themselves as six individuals who were entitled to receive shares of the Company's stock in connection with the conversion of BCBSGA from a non-profit corporation to a regular business corporation. The Bartow County Plaintiffs assert claims for specific performance, breach of provisions of the Insurance Code of Georgia, and request declaratory judgment and certification of a class action consisting of all persons who were "eligible subscribers" of the Company on September 1, 1995, but who did not become holders of Class A Stock of the Company because their eligible coverage terminated prior to February 1, 1996. The Bartow County Plaintiffs allege that they and the members of the purported class are entitled to receive shares of Class A Stock in the Company. The Bartow County Plaintiffs allege alternatively that offering materials disseminated by BCBSGA during 1996 relating to Class A Stock of the Company were not disseminated to The Bartow County Plaintiffs and that Plaintiffs and the purported class members are entitled to an award of damages in excess of $2.5 million. On January 28, 1999, the Company and BCBSGA filed answers and a motion to dismiss. The case remains pending. No discovery has taken place as of this date. After considering the complaint, management of the Company believes the case to be without merit and, in any event, believes that its impact on the assets of the Company, if any, would not be material.



     On September 18, 1998, Plaintiffs Allen Saravuth, Nga Nguyen, Chansamone Sengsavath and Fatana Pirzad, individually and on behalf of all others similarly situated (collectively, the "Richmond County Plaintiffs"), filed a lawsuit against the Company, BCBSGA, James L. Laboon, Jr., Fred L. Tolbert, Jr., Richard
D. Shirk, James E. Albright, W. Daniel Barker, Elizabeth W. Camp, Louis H. Felder, M.D., Edward M. Gillespie, Joseph D. Greene, Mel H. Gregory, Jr., Frank
J. Hanna, III, R. Pierce Head, Jr., Charles H. Keaton, James H. Leigh, Jr., M.D., Julia L. Mitchell-Ivey, Charles R. Underwood, M.D.,W. Jerry Vereen, A. Max Walker, Dan H Willoughby, M.D., Joe M. Young, and John B. Zellars (collectively, the "Defendant Directors") in the Superior Court of Richmond County ("the Court of Richmond"), State of Georgia, bearing Civil Action File No. 98-RCCV-806. In addition, the Richmond County Plaintiffs filed a Motion for Temporary Restraining Order and Interlocutory Injunctive Relief, which was heard and denied by the Court of Richmond on September 21, 1998. The Richmond County Plaintiffs identify themselves as four individuals who were entitled to receive shares of the Company's stock in connection with the conversion of BCBSGA from a non-profit corporation to a regular business corporation. The Richmond County Plaintiffs assert claims for specific performance, fraud, breach of provisions of the Insurance Code of Georgia, breach of fiduciary duty, and requested declaratory judgment and certification of a class action consisting of all persons who were "eligible subscribers" of BCBSGA as of February 1, 1996, and who did not become holders of Class A Stock of the Company. The Richmond County Plaintiffs allege that they and the members of the purported class are entitled to receive shares of Class A Stock in the Company. The Richmond County Plaintiffs allege alternatively that offering materials disseminated by BCBSGA during 1996 relating to Class A Stock of the Company contained materially misleading and deceptive statements and omissions and that the Richmond County Plaintiffs and the purported class members are entitled to an award of damages in excess of $100 million. The Richmond County Plaintiffs also assert derivative causes of action against the Defendant Directors alleging that the Defendant Directors breached fiduciary duties by, among other things, approving the placement and issuance of Class B Stock in the Company during 1996, the issuance of Class A Stock in the Company, the settlement of the Let's Get Together, Inc. et al. v. Insurance Commissioner, et al., Civil Action E-61714 (Superior Court of Fulton County, Georgia) lawsuit, and certain management compensation. On October 28, 1998, the Company and BCBSGA filed answers and a motion to dismiss. A declaratory judgment hearing was held December 9 and 10, 1998, solely with respect to whether, as a matter of law, the plaintiffs were to be shareholders of the Company. On December 17, 1998, the Richmond County court ruled in favor of the plaintiffs. None of the other matters have been considered. The Company filed an immediate appeal with the Supreme Court of Georgia on January 26, 1999. The Supreme Court has accepted jurisdiction

                            CERULEAN COMPANIES, INC.

15. COMMITMENTS AND CONTINGENCIES -- (CONTINUED)

LEGAL PROCEEDINGS -- (CONTINUED)

and granted the matter expedited treatment. No date for oral argument has been set. After considering the derivative claims, management of the Company believes the case to be without merit and, in any event, believes that its impact on the assets of the Company, if any, would not be material.



     In the normal course of business, the Company is involved in and subject to claims, contractual disputes and other uncertainties. Management, after reviewing with legal counsel all of these actions and proceedings, believes that the aggregate losses, if any, will not have a material effect on the Company's financial position or results of operations.



16. STATUTORY FINANCIAL INFORMATION AND ACCOUNTING PRACTICES



     BCBSGA, Greater Georgia Life Insurance Company, a life insurance subsidiary, and HMO Georgia, Inc., a health maintenance organization are domiciled in the State of Georgia and prepare their statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Georgia Insurance Department. Currently, prescribed statutory accounting practices are interspersed throughout state insurance laws and regulations of the National Association of Insurance Commissioners' ("NAIC") "Accounting Practices and Procedures Manual" and a variety of other publications. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future.



     In 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company's subsidiaries use to prepare their statutory financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company's subsidiaries, the State of Georgia must adopt Codification as the prescribed statutory basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time it is unclear whether Georgia will adopt codification. However, based on current guidance, management believes that the impact of Codification will not be material to the statutory-basis financial statements of the Company's subsidiaries. The Company's insurance subsidiaries do not have permitted practices which would require authorization by the Georgia Insurance Department.



     The minimum amount of statutory capital and surplus necessary to satisfy regulatory requirements of the Georgia Insurance Department is $1,000,000 for BCBSGA and $3,000,000 each for HMO Georgia, Inc. and Greater Georgia Life Insurance Company. The Company's insurance subsidiaries may distribute dividends only out of realized profits (undistributed, accumulated, net earnings since organization). The amount of dividends distributable each year is limited to the greater of the prior year's net income determined on a statutory basis or 10% of prior year statutory surplus. In addition, dividends distributable by BCBSGA are further limited by the Conversion order (approved by the Georgia Commissioner of Insurance on December 27, 1995 related to BCBSGA's conversion to a for-profit corporation). Dividend distributions by BCBSGA, HMO Georgia, Inc. and Greater Georgia Life Insurance Company above these defined limits require special approval by the State of Georgia Insurance Commissioner.

                            CERULEAN COMPANIES, INC.

16. STATUTORY FINANCIAL INFORMATION AND ACCOUNTING PRACTICES -- (CONTINUED)

     The following table presents the amount of statutory capital and surplus for the Company's insurance subsidiaries:



                                                                   DECEMBER 31,
                                                            ---------------------------
                                                                1998           1997
                                                            ------------   ------------
Blue Cross and Blue Shield of Georgia, Inc................  $155,671,616   $142,465,848
HMO Georgia, Inc..........................................    26,017,636     14,136,223
Greater Georgia Life Insurance Company....................    24,971,305     21,804,867



     The following table presents the amount of statutory net income for the Company's insurance subsidiaries:



                                                           YEAR ENDED DECEMBER 31,
                                                    -------------------------------------
                                                       1998          1997         1996
                                                    -----------   ----------   ----------
Blue Cross and Blue Shield of Georgia, Inc........  $15,131,962   $1,936,150   $7,079,305
HMO Georgia, Inc..................................   11,399,608    8,250,726    6,295,782
Greater Georgia Life Insurance Company............    2,569,111    3,173,718    1,801,316

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                           CERULEAN COMPANIES, INC.,

                         WELLPOINT HEALTH NETWORKS INC.

                                      AND

                          WATER POLO ACQUISITION CORP.

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of July 9, 1998, by and among Cerulean Companies, Inc., a Georgia corporation ("Cerulean"), WellPoint Health Networks Inc., a Delaware corporation ("WellPoint"), and Water Polo Acquisition Corp., a Delaware corporation ("WPAC").

                              W I T N E S S E T H:

     WHEREAS, WellPoint directly owns all of the issued and outstanding stock of WPAC;

     WHEREAS, the Boards of Directors of each of Cerulean, WellPoint, and WPAC
(i) have approved the merger of Cerulean with and into WPAC upon the terms and conditions set forth herein and (ii) deem such merger to be in the best interests of their respective shareholders;

     WHEREAS, Cerulean, WellPoint, and WPAC desire to make certain representations, warranties and agreements in connection with such merger; and

     WHEREAS, it is the express intention of Cerulean, WellPoint, and WPAC that the merger constitute a reorganization for federal income tax purposes under
Section 368 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code").

     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and upon and subject to the terms and the conditions hereinafter set forth, the parties do hereby agree as follows:
18.

                                   ARTICLE I.

                                   THE MERGER

     1.01 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.02), Cerulean shall be merged with and into WPAC in accordance with this Agreement and the separate corporate existence of Cerulean shall thereupon cease (the "Merger"). WPAC shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). The Merger shall have the effects specified in Section 259 of the Delaware General Corporation Law (the "DGCL") and Section 14-2-1106 of the Georgia Business Corporation Code (the "GBCC").

     1.02 Effective Time.  If all the conditions to the Merger set forth in
Article VI shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article VII, the consummation of the Merger (the "Closing") shall take place at the offices of Long Aldridge & Norman LLP, One Peachtree Center, 303 Peachtree Street, Suite 5300, Atlanta, Georgia 30308 on the date which is 30 days after the last to occur of the conditions to Closing which are to occur prior to, but not on, the Closing Date, or on such other date as the parties shall agree (the "Closing Date"). The parties hereto shall cause Certificates of Merger substantially in the forms of Exhibits 1.02(a) and (b) hereto (the "Certificates of Merger") to be properly executed and filed with the Secretaries of State of Delaware and Georgia, on the Closing Date. The Merger shall become effective at the time of filing of the Certificate of Merger or at such later time which the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the "Effective Time").

     1.03 Certificate of Incorporation. The Certificate of Incorporation of WPAC in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with applicable law.

     1.04 Bylaws. The Bylaws of WPAC in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, until duly amended in accordance with applicable law.

     1.05 Directors, Officers and Name of WPAC. The directors and officers of WPAC immediately prior to the Effective Time shall be the directors and officers of the surviving corporation in the Merger, and the name of WPAC at the Effective Time shall be Cerulean Companies, Inc.

     1.06 Proxy Statement; Form S-4; Listing on NYSE. As soon as practicable, Cerulean shall file with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shall use its best efforts to have cleared by the SEC, a proxy statement with respect to the meeting of Cerulean's shareholders referred to in Section 5.05 (the "Proxy Statement"). In connection therewith, as soon as practicable after the date hereof, WellPoint shall file with the SEC, and shall use its best efforts to have cleared by the SEC, a Registration Statement on Form S-4 (the "Form S-4") to register under the Securities Act of 1933, as amended (the "Securities Act"), the shares of $.01 par value WellPoint common stock ("WellPoint Common Stock") to be issued in the Merger, which Form S-4 shall incorporate the Proxy Statement. Each of the parties hereto shall use its best efforts promptly to provide in writing all information related to such party which is required for inclusion in the Proxy Statement and Form S-4 in order to have the Form S-4 declared effective by the SEC as promptly as practicable. WellPoint shall use its best efforts to comply, prior to the Effective Time, with all applicable requirements of "Blue Sky" and federal and state securities laws in connection with the Merger and the issuance of WellPoint Common Stock in connection therewith. In addition, WellPoint shall promptly file all appropriate applications with the New York Stock Exchange to have the WellPoint Common Stock to be issued in the Merger approved for listing on the New York Stock Exchange upon notice of issuance.

                                  ARTICLE II.

                                 THE CONVERSION

     2.01 Conversion of Shares. (a) At the Effective Time, each issued and outstanding share of Cerulean Class A Convertible Common Stock ("Cerulean Class A Stock"), Class B Convertible Preferred Stock ("Cerulean Class B Stock") and Series A Preferred Stock ("Cerulean Series A Stock"), and each outstanding Class A Common Stock Participation Right into which the shares of Cerulean Series A Stock have been converted ("Cerulean Rights"), other than shares of Cerulean Class A Stock, Cerulean Class B Stock, or Cerulean Series A Stock or units of Cerulean Rights as to which a demand for fair value has been validly made and perfected under the GBCC ("Cerulean Dissenting Shares"), (collectively, the "Outstanding Cerulean Shares") shall, by virtue of the Merger and without any action on the part of the holder thereof (but subject to the provisions for fractional shares set forth below and other applicable provisions of this Agreement), be converted into the right to receive (i) in the case of Cerulean Class A Stock, Cerulean Series A Stock and Cerulean Rights (collectively, "Cash Eligible Shares"), either a number of shares of WellPoint Common Stock equal to the Class A Exchange Ratio (as hereinafter defined), or cash in an amount equal to the Cash Election Price (as hereinafter defined), and (ii) in the case of Cerulean Class B Stock, a number of shares of WellPoint Common Stock equal to the Class B Exchange Ratio (as hereinafter defined); provided, however, that no more than X shares of Cerulean Class A Stock issued and outstanding as of the date of this Agreement (the "Historical Stock") shall be converted into the right to receive the Cash Election Price, with X being calculated by solving the following equation:

     X = (AGGREGATE MERGER PRICE LESS THE SUM OF THE AGGREGATE VALUE OF ALL CONSIDERATION TO BE PAID BY WELLPOINT IN EXCHANGE FOR SHARES OF CERULEAN CLASS A STOCK ISSUED AFTER THE DATE OF THIS AGREEMENT, SHARES OF CERULEAN SERIES A STOCK, OR UNITS OF CERULEAN RIGHTS (THE "NEW STOCK") IN CONNECTION WITH THE MERGER) X 45% ) / THE CASH ELECTION PRICE (ALL AS HEREINAFTER DEFINED)

and provided further, that no more than Y shares or units of New Stock shall be converted into the right to receive the Cash Election Price, with Y being calculated by solving the following equation:

     Y = ((THE SUM OF THE AGGREGATE VALUE OF ALL CONSIDERATION TO BE PAID BY WELLPOINT FOR THE NEW STOCK IN CONNECTION WITH THE MERGER) X 45% ) / THE CASH ELECTION PRICE (ALL AS HEREINAFTER DEFINED).

and provided further, however, that if holders elect to convert less than X shares of Historical Stock into the Cash Election Price, then instead of calculating Y as provided above, Y shall be calculated as follows:

     Y = ((AGGREGATE MERGER PRICE X 45%) -- CASH TO BE PAID BY WELLPOINT IN EXCHANGE FOR HISTORICAL STOCK IN CONNECTION WITH THE MERGER) / CASH ELECTION PRICE

     Holders shall only be entitled to receive cash for their Historical Stock in accordance with the provisions above if the holder has elected to receive cash for all of such holder's Historical Stock. Holders of New Stock shall be entitled to elect to receive cash for all or a portion of such New Stock expressed in whole shares of Cerulean Class A Stock or Cerulean Series A Stock, or units of Cerulean Rights. Holders of Cash Eligible Shares who desire to effect elections for cash consideration shall effect such election (individually, an "Electing Holder" and collectively, the "Electing Holders") through an election mechanism to be provided to holders of Cerulean Class A Stock in connection with the solicitation of proxies to approve the transaction, or in the case of holders of Cerulean Series A Stock or Cerulean Rights, through an election mechanism to be provided to such holder in the form of a notice from Cerulean. In the event that a holder of Cash Eligible Shares does not elect to receive cash as provided above, the Cash Eligible Shares of such holder shall be converted into WellPoint Common Stock pursuant to the applicable exchange ratio as provided under this Agreement.

     In the event that holders of Historical Stock, in the aggregate, elect to convert more than X shares of Historical Stock, in the aggregate, into the Cash Election Price, each such holder shall be deemed to have elected to convert only that number of shares of Historical Stock equal to the number of shares of Historical Stock actually elected by such holder to be converted into the Cash Election Price multiplied by a fraction, the numerator of which shall be X and the denominator of which shall be the total number of shares of Historical Stock, in the aggregate, which all holders elected to be converted into the Cash Election Price. Each remaining share of such electing holder's Historical Stock (i.e. the shares of Historical Stock not subject to the deemed election above) shall be converted into that number of shares of WellPoint Common Stock equal to the Class A Exchange Ratio. In the event that holders of New Stock elect to convert more than Y shares or units of New Stock, in the aggregate, into the Cash Election Price, each such holder shall be deemed to have elected to convert only that number of shares or units of New Stock equal to the number of shares or units of New Stock actually elected by such holder to be converted into the Cash Election Price multiplied by a fraction, the numerator of which shall be Y and the denominator of which shall be the total number of shares or units of New Stock, in the aggregate, which all holders have elected to be converted into the Cash Election Price. Each remaining share or unit of such electing holder's New Stock (i.e. the shares or units of New Stock not subject to the deemed election above) shall be converted into that number of shares of WellPoint Common Stock equal to the Class A Exchange Ratio.

     At the Effective Time, the stock transfer books of Cerulean shall be closed, and no transfers of shares of Cerulean Class A Stock, Cerulean Class B Stock, or Cerulean Series A Stock or units of Cerulean Rights shall thereafter be made.

     (b) Determination of Exchange Ratios. (i) Class A Exchange Ratio. The Class A Exchange Ratio shall equal the solution (carried to two decimal places) to the following equation: Aggregate Merger Price (as hereinafter defined) divided by the Closing Price (as hereinafter defined), multiplied by the Class A Percentage (as hereinafter defined), and further multiplied by a fraction, the numerator of which is the number 1 and the denominator of which is the total number of shares of Cerulean Class A Stock and shares of Cerulean Series A Stock, and units of Cerulean Rights outstanding as of the Effective Time.

     As used herein, the term "Aggregate Merger Price" shall mean Five Hundred Million and No/100 Dollars ($500,000,000), subject to certain adjustments as expressly provided or referred to herein.

     As used herein, the term "Closing Price" shall mean the average closing price per share for WellPoint Common Stock for the 20 business days immediately prior to the day that is two business days prior to the Closing on which WellPoint Common Stock is traded on the New York Stock Exchange, as reported by the Wall Street Journal (Southeastern Edition), or if not reported therein, by another authoritative source.

     As used herein, the term "Class A Percentage" shall mean the number 1 minus the "Class B Percentage."

     (ii) Class B Exchange Ratio. The Class B Exchange Ratio shall equal the solution (carried to two decimal places) to the following equation: Aggregate Merger Price divided by the Closing Price, multiplied by the Class B Percentage (as hereinafter defined), and further multiplied by a fraction, the numerator of which is the number 1 and the denominator of which is the total number of shares of Cerulean Class B Stock outstanding as of the Effective Time.

     As used herein, the term "Class B Percentage" shall mean .221876389486.

     (iii) Cash Election Price. The Cash Election Price shall equal the solution (carried to two decimal places) to the following equation: Aggregate Merger Price multiplied by the Class A Percentage, and further multiplied by a fraction, the numerator of which is the number 1 and the denominator of which is the total number of shares of Cerulean Class A Stock, shares of Cerulean Series A Stock, and units of Cerulean Rights outstanding as of the Effective Time.

     (c) Notwithstanding any other provision of this Agreement, in the event that Cerulean and its legal counsel, in consultation with counsel to WellPoint, determine that the cash which would otherwise be paid to holders of Outstanding Cerulean Shares hereunder, when combined with other cash payable or potentially payable in connection with a proceeding described in Section 2.04 or otherwise in connection with the Merger or the transactions contemplated hereunder, would jeopardize the Merger qualifying as reorganization under Section 368(a) of the Code, WellPoint, at the direction of Cerulean, shall reserve payment of a portion of the cash consideration otherwise payable to such holders on a pro-rata basis (the "Cash Holdback") until such time as Cerulean reasonably determines that the payment of the Cash Holdback would not jeopardize the Merger qualifying as a reorganization under Section 368(a) of the Code. In the event Cerulean determines that payment of all or a portion of the Cash Holdback cannot be made without unduly jeopardizing the qualification of the Merger as a reorganization under Section 368(a) of the Code, then in lieu of payment of all or a portion of the Cash Holdback, such holders shall be paid in shares of WellPoint Common Stock pursuant to the exchange ratios provided under this Agreement.

     2.02 Surrender of Certificates. After the Effective Time, each holder of a certificate or certificates previously representing Outstanding Cerulean Shares ("Cerulean Certificates"), or in the case of Outstanding Cerulean Shares which are not represented by Cerulean Certificates, each holder of Outstanding Cerulean Shares as shown on the books and records of Cerulean, shall (except as otherwise provided in this Agreement) receive a certificate or certificates representing the number of whole shares of WellPoint Common Stock into which the shares represented by the holder's Cerulean Certificate(s) (or as shown on the books and records of Cerulean) shall have been converted and, if appropriate, a cash payment as provided for in Section 2.01 and Section 2.03. Notwithstanding the foregoing, no holder of any Cerulean Certificate(s) shall receive any certificates representing WellPoint Common Stock or a cash payment until surrender of the holder's Cerulean Certificate(s) (if any) to the exchange agent appointed by WellPoint (the "Exchange Agent"). After the Effective Time, each Cerulean Certificate representing shares converted into the right to receive WellPoint Common Stock pursuant to Section 2.01 shall represent ownership of the number of shares of WellPoint Common Stock which the holder of the Cerulean Certificate shall be entitled to receive. Whenever a dividend or distribution is declared by WellPoint on WellPoint Common Stock after the Effective Time, the declaration shall include dividends or distributions on all shares issued and outstanding, including those with respect to which no certificates have been delivered hereunder; provided, however, no dividends or distributions shall be required to be made to any holder of Cerulean Certificates until the Cerulean Certificate(s) representing such shares shall have been delivered to the Exchange Agent by the person, firm, trust, estate, corporation, or business organization ("Person") entitled to such dividend or distribution. Upon delivery of such Cerulean Certificate(s), or as soon as practicable thereafter, such Person shall receive from WellPoint an amount equal to all dividends and distributions (without interest thereon and less the amount of taxes, if any, required to be withheld or paid thereon by WellPoint) on the shares of WellPoint Common Stock formerly represented by the surrendered Cerulean Certificate(s), which shall have been declared and paid between the Effective Time and the date of delivery of such Cerulean Certificate(s).

     2.03 No Fractional Shares. All fractional shares of WellPoint Common Stock to which a holder of Outstanding Cerulean Shares would otherwise be entitled at the Effective Time shall be aggregated. If a fractional share shall result from such aggregation, no certificate or scrip of any kind shall be issued by WellPoint in respect of such fractional interest, but such holder of Outstanding Cerulean Shares shall be entitled to receive a cash payment equal to such fraction multiplied by the Closing Price. No implication is intended that the Closing Price would be the value of shares of WellPoint Common Stock for any other purpose, or would indicate the value of shares of Cerulean Class A Stock, Cerulean Series A Stock, or Cerulean Class B Stock, or units of Cerulean Rights for any purpose, including determination of the amount which any holder of Cerulean shares or Rights dissenting from the Merger would receive. Notwithstanding any provision in this Section 2.03 to the contrary, in the event that Cerulean and its legal counsel, after consultation with counsel for WellPoint, determine that the payment of cash for such fractional share interests would jeopardize the treatment of the Merger as a reorganization under
Section 368 of the Code, then Cerulean shall be entitled to require that WellPoint issue to Electing Holders a whole share of WellPoint Common Stock in lieu of a cash payment under this Section 2.03, in which case an amount equal to the difference between the Closing Price and the cash value of the fractional share interest shall be subtracted from the cash consideration to be paid to such Electing Holder.

     2.04 Dissenting Shares. Cerulean Dissenting Shares held by any holder entitled to and seeking relief as a dissenting shareholder under Section 14-2-1302 of the GBCC shall not be converted into the right to receive WellPoint Common Stock or cash as provided in Section 2.01, but shall be converted into such consideration as may be due with respect to such Cerulean Dissenting Shares pursuant to the applicable provisions of the GBCC unless and until the right of such holder to receive payment of fair value for such Cerulean Dissenting Shares terminates in accordance with Section 14-2-1323 of the GBCC. If such right is terminated other than by the purchase of such shares by WellPoint, then such shares shall cease to be Cerulean Dissenting Shares and shall be converted into and represent the right to receive WellPoint Common Stock as provided in Section 2.01.

     2.05 Title to Assets and Responsibility for Liabilities. At the Effective Time, the title to all real estate and other property owned by Cerulean shall be vested in WPAC, as the corporation surviving the Merger, without any further act or deed, and WPAC shall be responsible and liable for all the liabilities of Cerulean.

                                  ARTICLE III.

                   REPRESENTATIONS AND WARRANTIES OF CERULEAN

     Cerulean hereby represents and warrants as of the date hereof to WPAC as follows:

     3.01 Organization and Authorization. (a) Cerulean and each of the Cerulean Subsidiaries (as hereinafter defined) is a corporation duly organized, validly existing and in good standing under the laws of the state of Georgia, and has all requisite power and authority, corporate or otherwise, to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets. Cerulean and each Cerulean Subsidiary is duly qualified and in good standing in every state of the United States in which the conduct of its business or the ownership of its properties and assets requires it to be so qualified, except where the failure to be so qualified and in good standing would not have a "Cerulean Material Adverse Effect," as defined below. As used in this Agreement, "Cerulean Material Adverse Effect" shall mean a material adverse effect on the business, assets, or financial condition of Cerulean and the Cerulean Subsidiaries, taken as a whole. Cerulean has heretofore delivered or made available to WPAC accurate and complete copies of the Articles of Incorporation and Bylaws, or equivalent governing instruments, as currently in effect, of Cerulean and each of the Cerulean Subsidiaries.

     (b) Schedule 3.01(b) sets forth every entity in which Cerulean owns, or will own prior to the Closing, fifty percent (50%) or more of the outstanding equity, directly or indirectly, (the "Cerulean Subsidiaries"), and the equity interest that is owned by Cerulean. Except as noted on Schedule 3.01(b), Cerulean's ownership interest in the Cerulean Subsidiaries (the "Cerulean Subsidiary Shares") are owned by Cerulean, directly or indirectly, free and clear of all liens, restrictions, claims, equities, charges, options, rights of first refusal, encumbrances or other restrictions of any kind, with no defects of title whatsoever. Cerulean has full power, right and authority to vote all of the Cerulean Subsidiary Shares. Cerulean is not a party to or bound by any voting trust, proxy, or other agreement affecting or relating to its right to transfer or vote the Cerulean Subsidiary Shares.

     (c) Cerulean has the corporate right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby, subject to the approval and adoption of this Agreement by the shareholders of Cerulean in accordance with the GBCC and the Articles of Incorporation and Bylaws of Cerulean. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by Cerulean's Board of Directors. This Agreement has been duly and validly executed and delivered by Cerulean and constitutes Cerulean's legal, valid and binding obligation, enforceable in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) general equitable principles.

     3.02 Capitalization. The authorized capital stock of Cerulean consists of 50,000,000 shares of Cerulean Class A Stock, 49,901 shares of Cerulean Class B Stock, 100,000,000 shares of Cerulean Common Stock, and 100,000,000 shares of Blank Preferred Stock ("Cerulean Blank Preferred Stock"). As of the date hereof, 351,570 shares of Cerulean Class A Stock and 49,900 shares of Cerulean Class B Stock were issued and outstanding, and no shares of Cerulean Common Stock, and Cerulean Blank Preferred Stock are issued and outstanding. No other capital stock of Cerulean is authorized or issued. All of such issued and outstanding shares of capital stock of Cerulean are validly issued, fully paid and nonassessable. There are no shares of capital stock held in the treasury of Cerulean. Except as set forth on Schedule 3.02, there are no outstanding or authorized stock appreciation rights, phantom stock, profit participation or similar rights with respect to Cerulean or any Cerulean Subsidiary.

     3.03 Absence of Other Claims. Except as set forth on Schedule 3.03, there is not outstanding, nor is Cerulean or any Cerulean Subsidiary bound by, any subscriptions, options, preemptive rights, warrants, calls, commitments or agreements or rights of any character requiring Cerulean or any Cerulean Subsidiary to issue or entitling any person or entity to acquire any additional shares of capital stock or any other equity security of Cerulean or any Cerulean Subsidiary, including any right of conversion or exchange under any outstanding security or other instrument, and Cerulean or any Cerulean Subsidiary is not obligated to issue or transfer any shares of its capital stock for any purpose. Except as set forth on Schedule 3.03, there are no outstanding obligations of Cerulean or any Cerulean Subsidiary to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of Cerulean or any Cerulean Subsidiary.

     3.04 Financial Statements. The audited consolidated balance sheets of Cerulean as of December 31, 1997 and 1996 and the related audited consolidated statements of income, retained earnings and cash flows for the years then ended, including the footnotes thereto, certified by Ernst & Young LLP, Cerulean's independent certified public accountants, as set forth in Cerulean's Annual Reports on Form 10-K, as amended, for the years ended December 31, 1997 and 1996, have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved and present fairly the financial position in all material respects of Cerulean and its consolidated Cerulean Subsidiaries as of the dates thereof and the results of their operations for the periods then ended. The unaudited consolidated balance sheet of Cerulean as of March 31, 1998 and the related unaudited consolidated statements of income, retained earnings and cash flows for the three-month period then ended (the "Interim Financial Statements") have been prepared in accordance with GAAP for interim financial statements applied on a basis consistent with prior periods and present fairly the financial position in all material respects of Cerulean and its consolidated Cerulean Subsidiaries as of the dates thereof and the results of their operations for the period then ended.

     3.05 No Undisclosed Liabilities. Except (i) as set forth in the Cerulean SEC Filings (as hereinafter defined), (ii) as shown in the Interim Financial Statements, or (iii) as shown on Schedule 3.05, as of March 31, 1998, neither Cerulean nor any Cerulean Subsidiary had any liability or obligation whatsoever, whether accrued, absolute, contingent or otherwise, except for any such liability or obligation that would not have a Cerulean Material Adverse Effect, either individually or in the aggregate. Since March 31, 1998, neither Cerulean nor any Cerulean Subsidiary has incurred any liability or obligation, except for liabilities and obligations
(x) incurred by Cerulean in the ordinary course of its business consistent with past practice, (y) as reflected on Schedule 3.05, or (z) that would not, individually or in the aggregate, have a Cerulean Material Adverse Effect.

     3.06 No Violation of Law. Except as set forth on Schedule 3.06 or for any of the following which would not have a Cerulean Material Adverse Effect, neither Cerulean nor any Cerulean Subsidiary is nor has been nor will be (by virtue of any past or present action, omission to act, contract to which it is a party or any occurrence or state of facts whatsoever) in violation of any applicable local, state or federal law (including any Health Benefit Law (as defined hereafter)), ordinance, regulation, order, injunction or decree, or any other requirement of any governmental body, agency or authority or court binding on it, or relating to its property or business. For purposes of this Agreement, the term "Health Benefit Law" shall mean any local, state or federal law, ordinance, regulation or order relating to the license, certification, qualification or authority to transact business relating to the provision of or payment for health benefits and insurance and any such laws relating to the regulation of health maintenance organizations, workers' compensation, managed care organizations, insurance, preferred provider organizations, point-of-service plans, third party administrators, utilization review, hospital reimbursement, Medicare and Medicaid participation, fraud and abuse and patient referrals.

     3.07 Real and Personal Property. (a) Schedule 3.07(a) sets forth a true, correct and complete schedule of all real property owned by Cerulean or any of the Cerulean Subsidiaries (the "Cerulean Real Property"). Cerulean or one of the Cerulean Subsidiaries is the owner of the title to the real property described on Schedule 3.07(a) and to all of the buildings, structures, and other improvements located thereon free and clear of any mortgage, deed of trust, lien, pledge, security interest, claim, lease, charge, option, right of first refusal, easement, restrictive covenant, encroachment or other survey defect, encumbrance or other restriction or limitation except for matters on Schedule 3.07(a) and any exceptions or restrictions which, individually or in the aggregate, would not have a Cerulean Material Adverse Effect (the "Cerulean Permitted Liens").

     (b) Schedule 3.07(b) sets forth a true, correct and complete schedule of all material leases, subleases, licenses or other agreements under which Cerulean or any of the Cerulean Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property or improvements thereon (the "Cerulean Real Property Leases"). Except for matters listed on
Schedule 3.07(b), Cerulean or one of the Cerulean Subsidiaries holds the leasehold estate under an interest in each Cerulean Real Property Lease free and clear of all material liens, encumbrances and other rights of occupancy, except
(i) liens for current taxes not yet due and payable, (ii) such imperfections of title, liens or easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair the business operations involving such properties, or (iii) those material liens, encumbrances and other rights of occupancy which would not have a Cerulean Material Adverse Affect. Except as set forth on
Schedule 3.07(b), all Cerulean Real Property Leases have been delivered to WellPoint and are valid and binding on Cerulean or the Cerulean Subsidiary party thereto and are valid and binding on the lessors thereunder in accordance with their respective terms and to Cerulean's knowledge, there is not under any such Cerulean Real Property Lease any existing default, or any condition, event, or act which with notice or lapse of time, or both, would constitute such a default, which in either case, considered individually or in the aggregate with all such other Cerulean's Real Property Leases under which there is such a default, condition, event or act, would have a Cerulean Material Adverse Effect.

     (c) Cerulean and each Cerulean Subsidiary has good and marketable title to, or a valid leasehold interest in, all personal property which is material to the business of Cerulean or such Cerulean Subsidiary, respectively. All such personal property is suitable for the purpose for which it is presently used, and is adequate and sufficient for the current operations of Cerulean and the Cerulean Subsidiaries.

     3.08 Indebtedness. Schedule 3.08 sets forth a complete and accurate list and description of all instruments or other documents relating to any direct or indirect indebtedness for borrowed money of

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Cerulean or a Cerulean Subsidiary (and the amounts owed thereunder as of the date of this Agreement), as well as other material indebtedness by way of lease-purchase arrangements, guarantees, undertakings on which others rely in extending credit, and all conditional sales contracts, chattel mortgages and other security arrangements with respect to personal property used or owned by Cerulean or a Cerulean Subsidiary. Cerulean has made available to WPAC a true, correct and complete copy of each of the items listed on Schedule 3.08.

     3.09 Proxy Statement; Form S-4. None of the information relating to Cerulean and the Cerulean Subsidiaries included in the Proxy Statement or furnished by Cerulean in writing for inclusion in the Form S-4 contains or will contain (in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of shareholders of Cerulean to be held in connection with the transactions contemplated by this Agreement or, in the case of the Form S-4, as amended or supplemented, at the time it becomes effective) any untrue statement of material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for information supplied or to be supplied by WellPoint or WellPoint Subsidiaries in writing for inclusion therein, as to which no representation is made, the Proxy Statement, and any supplements or amendments thereto, will comply in all material respects with the Exchange Act and the rules and regulations thereunder.

     3.10 SEC Filings. Cerulean has made available to WPAC true and complete copies of (i) its Annual Reports on Form 10-K, as amended, for the years ended December 31, 1996 and December 31, 1997, as filed with the SEC, (ii) its proxy statements relating to all of Cerulean's meetings of shareholders (whether annual or special) since January 1, 1997, as filed with the SEC, and (iii) all other reports, statements and registration statements (including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by Cerulean with the SEC since January 1, 1997 (the reports and statements set forth in clauses (i), (ii) and (iii) are referred to collectively as the "Cerulean SEC Filings"). As of their filing date, none of the Cerulean SEC Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Cerulean SEC Filings at the time of filing complied in all material respects with the Exchange Act or the Securities Act, as the case may be, and the rules and regulations thereunder.

     3.11 Intellectual Property. Schedule 3.11 sets forth a complete and accurate list of all of Cerulean's and Cerulean's Subsidiaries registered trademarks, service marks, and patents, and trademark service mark copyrights and patent registration applications, and all permits, grants and licenses or other rights running to or from Cerulean and any Cerulean Subsidiaries relating to any of the foregoing that are material to the business of Cerulean and Cerulean Subsidiaries taken as a whole. Except where the following would not have a Cerulean Material Adverse Effect, (i) Cerulean or one of the Cerulean Subsidiaries owns, is licensed to use, or otherwise has the right to use all registered patents, trademarks, service marks, tradenames, copyrights and franchises set forth on Schedule 3.11; (ii) Cerulean's rights in the property set forth on such list are free and clear of any liens or other encumbrances and Cerulean and the Cerulean Subsidiaries have not received written notice of any adversely-held patent, invention, trademark, service mark or tradename of any other person, or notice of any charge or claim of any person, relating to such intellectual property, and to Cerulean's knowledge there is no basis for any such charge or claim; and (iii) Cerulean, the Cerulean Subsidiaries, and their respective predecessors, if any, have not conducted business at any time during the period beginning five years prior to the date hereof under any corporate, trade or fictitious names other than their current corporate names.

     3.12 Employee Benefits. Except as described on Schedule 3.12, no employee of Cerulean or any Cerulean Subsidiary (collectively, the "Cerulean Employees") participates in or is entitled to benefits under any employee benefit plan, as defined in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended ("ERISA") nor any other type of retirement, deferred compensation, insurance, bonus, medical, stock option or other plan or arrangement (the "Cerulean Employee Benefit Plans"). Cerulean has provided a true and accurate copy of each Cerulean Employee Benefit Plan to WellPoint. None of the Cerulean Employees participate in, and neither Cerulean nor any Cerulean Subsidiary has any obligation to contribute to, a multiemployer plan (as defined in Section 3(37) of ERISA) which is subject to Title IV of ERISA. To
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the knowledge of Cerulean, except as otherwise described on Schedule 3.12, the
Cerulean Employee Benefit Plans, both in form and operation, are in material compliance with any applicable local, state or federal law, ordinance, regulation, order, injunction or decree or any other requirement of any governmental body, agency or authority or court binding on them (including ERISA and the Internal Revenue Code of 1986, as amended). To the knowledge of Cerulean, no officer, director or employee of Cerulean or any Cerulean Subsidiary has committed a material breach of any responsibility or obligation imposed upon fiduciaries by Title I of ERISA with respect to any Cerulean Employee Benefit Plan. Except as described on Schedule 3.12, neither Cerulean nor any Cerulean Subsidiary has received written notice that any of their respective assets are currently subject to a lien or other process under Title IV of ERISA, and neither has received written notice of any threatened or pending action related to the Cerulean Employee Benefit Plans by an employee or former employee, a plan participant, the Department of Labor, Internal Revenue Service or Pension Benefit Guaranty Corporation or any other party. Cerulean has made full and timely payment of all amounts required to be contributed under the terms of each Cerulean Employee Benefit Plan and applicable law or required to be paid as expenses or benefits under each Cerulean Employee Benefit Plan which is intended to be qualified under Code Section 401(a). Any group health plan maintained by Cerulean or any Cerulean Subsidiary covering any employee or former employee has, to Cerulean's knowledge, been administered in all material respects in compliance with the health care continuation coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 and the Health Insurance Portability and Accountability Act of 1996. To the best of Cerulean's knowledge, neither Cerulean nor any Cerulean Subsidiary is obligated to provide health care or welfare benefits of any kind to its current or former employees or dependents or to any other person actively employed by Cerulean or any Cerulean Subsidiary, pursuant to any agreement or understanding, except as set forth in Schedule 3.12. Except for the triggering of payments, liabilities, funding events, or other obligations under the plans denoted with an asterisk on
Schedule 3.12, the execution and delivery of this Agreement by Cerulean, the consummation of the transactions contemplated herein, and the performance of the covenants and agreements of Cerulean hereto will not result in a breach or violation of, a default under, or the triggering of any payment, liability, funding event or other obligation pursuant to any Cerulean Employee Benefit Plan or any grant, award or other agreement thereunder.

     3.13 Litigation. Schedule 3.13(a) (i) sets forth all litigation, claims, suits, actions, known investigations, indictments, informations, proceedings, arbitrations, grievances or other procedures (including known grand jury investigations, actions or proceedings, and product liability and workers' compensation suits, actions or proceedings) (collectively, "Cerulean Claims") pending, or to the knowledge of Cerulean, threatened, before any court, commission, arbitration tribunal, or judicial, governmental or administrative department, body, agency, administrator or official, grand jury, or any other forum for the resolution of grievances, against Cerulean or any Cerulean Subsidiary or involving any of its property or business, the outcome of which, individually or in the aggregate, could reasonably be expected to have a Cerulean Material Adverse Effect, and (ii) indicates which of such matters are being defended by an insurance carrier, and which of the matters being so defended are being defended under a reservation of rights. Further, except as set forth on Schedule 3.13(b), there are no material judgments, orders, writs, injunctions, decrees, plea agreements, stipulations or awards (whether rendered by a court, commission, arbitration tribunal, or judicial, governmental or administrative department, body, agency, administrator or official, grand jury or any other forum for the resolution of grievances) against or relating to Cerulean or involving any of its property or business. Neither Cerulean nor any Cerulean Subsidiary is in default with respect to any judgment, order, writ, injunction, decree, plea agreement, stipulation or award listed in Schedule 3.13(b). Cerulean has made available to WellPoint true, correct and complete copies of pleadings, briefs and other documents filed in each Cerulean Claim listed on Schedule 3.13(a), and the material judgments, orders, writs, injunctions, decrees, plea agreements, stipulations and awards listed in said Schedule.

     3.14 Collective Bargaining. Except as set forth on Schedule 3.14, there are no labor contracts, collective bargaining agreements, letters of understanding or other arrangements, formal or informal, with any union or labor organization covering any of Cerulean's or Cerulean's Subsidiaries' employees and none of said employees are represented by any union or labor organization. Cerulean has made available to WPAC a true, correct and complete copy of each agreement listed on Schedule 3.14.

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

     3.15 Labor Disputes. Except for any of the following which would not have a Cerulean Material Adverse Effect, neither Cerulean nor any Cerulean Subsidiary is nor has been nor will be (by virtue of any past or present action, omission to act, contract to which it is a party or any occurrence or state of facts whatsoever) in violation of any federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. Neither Cerulean nor any Cerulean Subsidiary is nor has been engaged in any unfair labor practice, and no unfair labor practice complaint against Cerulean or a Cerulean Subsidiary is pending before the National Labor Relations Board, the result of which would have a Cerulean Material Adverse Effect. There is no labor strike or other labor action actually pending against Cerulean or a Cerulean Subsidiary, or to the knowledge of Cerulean being threatened against or affecting Cerulean or a Cerulean Subsidiary. To Cerulean's knowledge, there have not been, nor are there presently, any attempts to organize non-union employees, nor are there plans for any such attempts.

     3.16 Environmental Requirements. (a) Definitions. For purposes of this Agreement, the following definitions apply:

          (i) The term "Environmental Claims" means any and all administrative, regulatory or judicial actions or proceedings relating to the Release (as defined in (iv) below) or alleged Release into the environment of any Hazardous Material (as defined in (iii) below) on or at the Cerulean Real Property ("Claims"), including, without limitation, Claims by any governmental or regulatory authority or by any third party or other person for enforcement, mitigation, cleanup, removal, response, remediation or other actions for damages, fines, penalties, contribution, indemnification, cost recovery, compensation or injunctive or declaratory relief pursuant to any Environmental Law (as defined in (ii) below).

          (ii) The term "Environmental Laws" means all federal and state laws, rules and regulations relating to the regulation or protection of human health, safety, natural resources or the environment and applicable to the business of Cerulean, including but not limited to the Resource Conservation and Recovery Act, 42 U.S.C. sec.6901, et seq., as amended; the Comprehensive Environmental Response, Compensation & Liability Act of 1980, 42 U.S.C. sec.9601, et seq., as amended; the Clean Water Act, 33 U.S.C. sec.1251, et seq., as amended; the Clean Air Act, 42 U.S.C. sec.7401, et seq., as amended; the Toxic Substances Control Act, 15 U.S.C. sec.2601, et seq., as amended; and the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. sec.136, et seq., as amended.

          (iii) The term "Hazardous Materials" means any substance or material that is included within the definition of a "hazardous substance," "hazardous waste," "hazardous constituent," "hazardous material," "hazardous chemical" or "extremely hazardous substance" contained in the Environmental Laws.

          (iv) The term "Release" means spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Materials).

     (b) Cerulean's Premises. Except as disclosed in Schedule 3.16, during Cerulean's ownership and operation of its business, there have been no Releases of Hazardous Materials on the Cerulean Real Property that would have a Cerulean Material Adverse Effect, nor are there any pending Environmental Claims against or relating to the business of Cerulean or any Cerulean Subsidiary that would have a Cerulean Material Adverse Effect.

     (c) Permits. Except as disclosed in Schedule 3.16, each of Cerulean and the Cerulean Subsidiaries has obtained and is in material compliance with all approvals, certificates, consents, licenses, orders and other similar authorizations of all governmental authorities that relate to the conduct of their respective businesses and are required under any Environmental Law.

     (d) Compliance. Except as disclosed in Schedule 3.16, to Cerulean's knowledge, each of Cerulean and any Cerulean Subsidiary is in material compliance with all other material limitations, restrictions, conditions, standards, requirements, schedules and timetables required or imposed under all Environmental Laws.

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

     (e) Known Conditions. Except as set forth on Schedule 3.16, to the knowledge of Cerulean, there are no past or present events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans relating to the Cerulean Real Property or the operations of the business of Cerulean or any Cerulean Subsidiary that will interfere with or prevent continued material compliance with any material Environmental Law by Cerulean or any Cerulean Subsidiary, or that will likely give rise to any Environmental Claims.

     3.17 Required Licenses and Permits. Cerulean and each Cerulean Subsidiary has all licenses, permits or other authorizations of governmental authorities necessary for the conduct of its business, including those applicable to health maintenance organizations, preferred provider organizations or insurance business, except where the failure to have such would not result in a Cerulean Material Adverse Effect. A correct and complete list of all such licenses, permits and other authorizations is set forth on Schedule 3.17. Cerulean has made available to WPAC true, correct and complete copies of all written licenses and permits listed on Schedule 3.17.

     3.18 Insurance Policies. Except to the extent that there would be no Cerulean Material Adverse Effect, all of Cerulean's and its Subsidiaries' insurance, surety bonds and umbrella policies insuring Cerulean and its subsidiaries and their directors, officers, agents, properties and business, are valid and in full force and effect and without any premium past due, and there are no claims, singly or in the aggregate, under such policies which are in excess of the limitations of coverage set forth in such policies. Except as set forth on Schedule 3.18 or where any of the following would not have a Cerulean Material Adverse Effect, neither Cerulean nor any Cerulean Subsidiary has received notice of default under, or intended cancellation or non-renewal of, any material policies of insurance which insure the properties, business or liability of Cerulean or any Cerulean Subsidiary.

     3.19 Contracts and Commitments. (a) For the purposes of this Agreement, the term "Contract" shall mean: (i) any contract or other agreement filed as an exhibit to any Cerulean SEC filing, (ii) any contract or other agreement listed on Schedule 3.19(a) hereof, (iii) any contract or other agreement limiting in any material respect the ability of Cerulean or any Cerulean Subsidiary to sell any products or services, engage in any line of business or compete with any person or entity, or (iv) any customer contract that involves annual premiums or premium equivalents in excess of $10,000,000 and contains a fee, rate or performance guarantee applicable to any period longer than 12 months. All such Contracts (other than Contracts within the meaning of (iii) above) are valid and binding and are in full force and effect and enforceable in accordance with their respective terms. Except as set forth in Schedule 3.19(a), 3.20 or 3.21,
(x) no approval or consent of, or notice to any person is needed in order to ensure that such Contracts shall continue in full force and effect in accordance with their respective terms without penalty, acceleration or rights of early termination following the consummation of the transactions contemplated by this Agreement, and (y) neither Cerulean nor any Cerulean Subsidiary is in violation or breach of or default under any such Contract, nor to Cerulean's knowledge is any other party to any such Contract in violation or breach or default under any such Contract, except in the case of clauses (x) and (y) above, where any of the foregoing would not result in a Cerulean Material Adverse Effect.

     (b) Schedule 3.19(b) sets forth a list of all material contracts between Cerulean and any of the Cerulean Subsidiaries and any of the following: (i) any officers, directors or employees of Cerulean or any Cerulean Subsidiary, and
(ii) any person or entity which would be considered an "Affiliate" of Cerulean or any Cerulean Subsidiary. For the purpose of the foregoing sentence, "Affiliate" shall mean, with respect to such person or entity, a person or entity that, directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such person or entity.

     3.20 No Conflict. Subject to obtaining the consents and approvals and making the filings described in Section 3.21 or as otherwise expressly set forth in this Agreement, the execution and delivery of this Agreement by Cerulean, the consummation of the transactions contemplated herein by Cerulean, and the performance of the covenants and agreements of Cerulean will not (i) violate or conflict with any of the provisions of the Articles of Incorporation or Bylaws of Cerulean or any Cerulean Subsidiary; (ii) except as set forth on Schedule 3.19(a) or Schedule 3.20 and except as would not have a Cerulean Material Adverse Effect, violate, conflict with or result in a breach or default under or cause termination of any term or condition of any

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

mortgage, indenture, contract, license, permit, instrument or any Cerulean Subsidiary, trust document, will, or other agreement, document or instrument to which Cerulean is a party or by which Cerulean or any Cerulean Subsidiary or any of its properties may be bound; (iii) violate any provision of law, statute, rule, regulation, court order, judgment or decree, or ruling of any governmental authority, to which Cerulean or any Cerulean Subsidiary is a party or by which it or any of its properties may be bound; or (iv) result in the creation or imposition of any lien or encumbrance of any kind whatsoever upon any asset of Cerulean or any of the Cerulean Subsidiaries, other than any such lien or encumbrance which would not have a Cerulean Material Adverse Effect.

     3.21 Required Filings, Consents and Approvals.  Except as set forth on
Schedule 3.21, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is required or necessary by virtue of the execution hereof by Cerulean or the consummation of any of the transactions contemplated herein by Cerulean to avoid the violation or breach of, or the default under, or the creation of a lien on assets of Cerulean or a Cerulean Subsidiary pursuant to the terms of, any law, regulation, order, decree or award of any court or governmental agency or any lease, agreement, contract, mortgage, note, license, or any other instrument to which Cerulean or a Cerulean Subsidiary is a party or to which it or any of its property is subject, except for any such declaration, filing, registration, notice, authorization, consent or approval, the failure of which to obtain would not have a Cerulean Material Adverse Effect or could prevent or materially delay the Merger.

     3.22 Absence of Certain Changes and Events.  Except as set forth on
Schedule 3.22, since March 31, 1998 through the date hereof, Cerulean and each Cerulean Subsidiary has conducted its businesses only in the ordinary course in all material respects, and specifically has not:

     (a) experienced any event or occurrence which would result in a Cerulean Material Adverse Effect or suffered any damage or destruction which would have a Cerulean Material Adverse Effect;

     (b) made any declaration, setting aside or payment of any dividend or other distribution of assets (whether in cash, stock or property) with respect to the capital stock of Cerulean, or any direct or indirect redemption, purchase or other acquisition of such stock;

     (c) incurred, assumed or guaranteed any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice;

     (d) permitted any of its assets to be subjected to any mortgage, lien, security interest, restriction, charge or other encumbrance of any kind except for Cerulean Permitted Liens;

     (e) waived any claims or rights except any waiver which did not have a Cerulean Material Adverse Effect;

     (f) sold, transferred or otherwise disposed of any of its material assets, except in the ordinary course of business consistent with past practice;

     (g) made any material change in any method, practice or principle of financial or tax accounting, except such changes required by changes in GAAP or statutory accounting principles;

     (h) made or suffered to exist any material changes in the customary methods of underwriting, investment or actuarial practices and policies;

     (i) suffered any material adverse development in the claims or other loss experience of Cerulean or any Cerulean Subsidiaries;

     (j) granted or announced any increase in the wages, salaries, compensations, bonuses, incentives, pension or other benefits payable by Cerulean or any Cerulean Subsidiary to any of their respective employees, including without limitation, any increase or change pursuant to any Cerulean Employee Benefit Plan, except for regular salary or bonus or benefit increases in the ordinary course of business consistent with past practices, or established or increased or promised to increase any benefits under, any Cerulean Employee Benefit Plan;

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

     (k) made any material change in the methodology used in the determination of the liability for reserves of Cerulean or any Cerulean Subsidiary;

     (l) made any material changes in the investment policies of Cerulean or any Cerulean Subsidiary except as required by law; or

     (m) agreed in writing, or otherwise, to take any action described in this Section.

     3.23 Tax Matters. (a) Definitions. For purposes of this Agreement, the following definitions shall apply:

          (i) The term "Taxes" shall mean all (A) taxes, fees, assessments or charges, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which are required to be paid, withheld or collected by the relevant party or (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined, unitary or other similar group for any period, or otherwise through operation of law and
     (C) any liability for the payment of amounts described in clauses (A) or
     (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify or pay any other person or entity; and the term "Tax" means any one of the foregoing Taxes.

          (ii) The term "Returns" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

     (b) Returns Filed and Taxes Paid.  Except as otherwise disclosed in
Schedule 3.23(b): (i) all Returns required to be filed by or on behalf of Cerulean and each Cerulean Subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects; (ii) all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Cerulean or any Cerulean Subsidiary with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns) or with respect to any period prior to the date of this Agreement; (iii) Cerulean and each Cerulean Subsidiary has withheld and paid over all Taxes required to have been withheld and paid over, and complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party; (iv) neither Cerulean nor any Cerulean Subsidiary has incurred any liability for Taxes since the latest date covered by such Returns other than in the ordinary course of business; (v) neither Cerulean nor any Cerulean Subsidiary has any liability, contingent or otherwise, for Taxes of any other person or entity; (vi) no person having responsibility for Taxes of or with respect to Cerulean or any Cerulean Subsidiary has knowledge of any basis upon which a Tax authority could impose a material liability for Taxes against Cerulean or any Cerulean Subsidiary in excess of those shown on the Returns previously filed and Taxes incurred in the ordinary course of business since the latest date covered by such Returns; (vii) none of the transactions contemplated by this Agreement will give rise to any material liability for Taxes or to any payments within the meaning of Section 280G of the Code; (viii) there are no deferred intercompany gains, losses or other intercompany items, or excess loss accounts, within the meaning of the Treasury Regulation Sections 1.1502-13 or 1.1502-19 (or any predecessor regulations or any comparable items for state, local or foreign Tax purposes) with respect to Cerulean or any Cerulean Subsidiary, (ix) neither Cerulean, any Cerulean Subsidiary nor any shareholder of Cerulean or any Cerulean Subsidiary has taken any action that could reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of

Section 368 of the Code; (x) the representations set forth in the Officer's Certificate Regarding Certain Tax Matters, attached as Exhibit 3.23(b) hereto, are true, correct and complete; and (xi) there are no liens on any of the assets of Cerulean or any Cerulean Subsidiary with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that Cerulean or any Cerulean Subsidiary is contesting in good faith through appropriate proceedings and for which appropriate reserves have been established, which contested Taxes are disclosed on Schedule 3.23(b).

     (c) Tax Deficiencies; Audits; Statutes of Limitations. Except as otherwise disclosed on Schedule 3.23(c): (i) the Returns of Cerulean and each Cerulean Subsidiary have never been audited by a government or taxing authority, nor is any such audit in process, pending or, to Cerulean's knowledge, threatened (either in writing or verbally, formally or informally); (ii) no deficiencies exist or have been asserted (either in writing or verbally, formally or informally) or are expected to be asserted with respect to Taxes of Cerulean or any Cerulean Subsidiary, and Cerulean or any Cerulean Subsidiary has not received notice (either in writing or verbally, formally or informally) or expects to receive notice that it has not filed a Return or paid Taxes required to be filed or paid by it; (iii) neither Cerulean nor any Cerulean Subsidiary is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Cerulean's knowledge, threatened (either in writing or verbally, formally or informally) against Cerulean or any Cerulean Subsidiary or any of their respective assets; (iv) no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Cerulean or any Cerulean Subsidiary; and (v) each of Cerulean and each Cerulean Subsidiary has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code.

     (d) Tax Sharing Agreements. Except as otherwise disclosed on Schedule 3.23(d), neither Cerulean nor any Cerulean Subsidiary is (nor has it ever been) a party to any tax sharing agreement. All such agreements disclosed on Schedule 3.23(d) shall be terminated prior to the Merger with no amount due with respect thereto on or after the date hereof.

     (e) No Transfer Tax. There shall not be any Georgia sales or transfer taxes, including stock transfer taxes, arising out of the consummation of Merger.

     3.24 Brokerage. Except as disclosed on Schedule 3.24, neither Cerulean nor any of its officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated under this Agreement.

     3.25 Year 2000 Compliance. To the knowledge of Cerulean, the ongoing management information system upgrading program undertaken by Cerulean and the Cerulean Subsidiaries will result in each system comprised of software, hardware, databases or embedded control systems that constitutes any material part of, or is used in connection with the use, operation or enjoyment of any material tangible or intangible asset or real property of Cerulean or any Cerulean Subsidiary (each, a "System"), except any System or Systems as to which Cerulean does not intend to continue usage and the absence of which would not constitute a Cerulean Material Adverse Effect, not being materially adversely affected by the transition from the twentieth century through the year 2000 and into the twenty-first century and, except as set forth in Schedule 3.25 hereto, neither Cerulean nor any Cerulean Subsidiary will incur any material expense arising from or relating to the failure of any of its Systems as a result of the transition from the twentieth century through the year 2000 and into the twenty-first century. To the knowledge of Cerulean, year 2000 issues affecting Cerulean's or any Cerulean Subsidiary's suppliers, customers, contracting providers and others with which it conducts business will not have a Cerulean Material Adverse Effect.

     3.26 Reserves. The reserves established by Cerulean and its subsidiaries in the Cerulean SEC Filings or in any financial statement or balance sheet contained in any document filed with the SEC after the date hereof, for statutorily required reserves and for incurred but not yet paid claims for, or relating to health care, life insurance or other claims (i) have been computed in accordance with presently accepted actuarial standards consistently applied and are fairly stated in all material respects in accordance with sound actuarial principles, (ii) meet the requirements of any law, rule or regulation applicable to such reserves, (iii) have been computed on the basis of methodologies consistent with those used in computing the corresponding reserves in
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the prior fiscal year, and (iv) include provisions for all actuarial reserves and related items which ought to be established in accordance with applicable laws and regulations and prudent insurance practices. Cerulean is not aware of any facts or circumstances which would necessitate, in the good faith application of prudent reserving practices and policies, any material adverse change in the statutorily required reserves or reserves for such incurred but not yet paid claims above those reflected in the most recent balance sheet included in the Cerulean SEC Filings (other than increases consistent with past experience resulting from increases in enrollment with respect to services provided by Cerulean or any Cerulean Subsidiary).

     3.27 Statutory Financial Statements. Except as otherwise set forth therein, the annual statements and the quarterly statements filed by any Cerulean Subsidiary with the Georgia Department of Insurance for the years ended December 31, 1996 and 1997 and for the quarterly period ended March 31, 1998 (the "DOI Filings") and the statutory balance sheets and income statements included in such DOI Filings fairly present the statutory financial condition and results of operations of such Cerulean Subsidiary as of the dates and for the periods indicated therein and have been prepared in accordance with applicable statutory accounting principles consistently applied throughout the periods indicated.

     3.28 Disclosure. No representations, warranties, assurances or statements by Cerulean in this Agreement and no statement contained in any certificates or other writings to be delivered by Cerulean (or caused to be delivered by Cerulean) to WPAC or any of their respective representatives pursuant to the provisions hereof contains or will contain any untrue statement of material fact, or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, to make the statements herein or therein not misleading.

                                  ARTICLE IV.

               Representations and Warranties of Wellpoint & WPAC

     WellPoint and WPAC hereby jointly and severally represent and warrant as of the date hereof to Cerulean as follows:

     4.01 Organization and Authorization. (a) WellPoint and each of the WellPoint Subsidiaries (as hereinafter defined) is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation or organization, and has all requisite power and authority, corporate or otherwise, to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets. WellPoint and each WellPoint Subsidiary is duly qualified and in good standing in every state of the United States in which the conduct of its business or the ownership of its properties and assets requires it to be so qualified, except where the failure to be so qualified and in good standing would not have a "WellPoint Material Adverse Effect," as defined below. As used in this Agreement, "WellPoint Material Adverse Effect" shall mean a material adverse effect on the business, assets, or financial condition of WellPoint and the WellPoint Subsidiaries, taken as a whole. WellPoint has heretofore delivered or made available to Cerulean accurate and complete copies of the Certificate of Incorporation and Bylaws, or equivalent governing instruments, as currently in effect, of WellPoint and each of the WellPoint Subsidiaries as of the date hereof.

     (b) The term "WellPoint Subsidiary" shall mean every entity in which WellPoint owns 50% or more of the outstanding equity, directly and indirectly, and which is material to the operations or financial condition of WellPoint.
Schedule 4.01(b) sets forth every entity as of the date hereof which is a WellPoint Subsidiary, and the equity interest in such entities that is owned by WellPoint. WellPoint owns all of the issued and outstanding shares of WPAC. For the purpose of all the representations and warranties made in this Article IV, WPAC shall be considered a "WellPoint Subsidiary." Except as noted on Schedule 4.01(b), WellPoint's ownership interest in the WellPoint Subsidiaries (the "WellPoint Subsidiary Shares") are owned by WellPoint, directly or indirectly, free and clear of all liens, restrictions, claims, equities, charges, options, rights of first refusal, encumbrances or other restrictions of any kind, with no defects of title whatsoever. WellPoint has full power, right and authority to vote all of the WellPoint Subsidiary Shares. WellPoint is not a party to or bound by any agreement affecting or relating to its right to transfer or vote the WellPoint Subsidiary Shares.

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

     (c) WellPoint and WPAC, respectively, have the corporate right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by WellPoint's and WPAC's respective Boards of Directors. This Agreement has been duly and validly executed and delivered by WellPoint and WPAC, and constitutes WellPoint's and WPAC's legal, valid and binding obligation, enforceable in accordance with its terms except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) general equitable principles.

     4.02 Capitalization. (a) The authorized capital stock of WellPoint consists of 300,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock. As of March 31, 1998, 70,041,458 shares of Common Stock and no shares of Preferred Stock were issued and outstanding. All of such issued and outstanding shares of capital stock of WellPoint are validly issued, fully paid and nonassessable. As of March 31, 1998, there were 5,927 shares of capital stock held in the treasury of WellPoint. As of the date hereof, there are no shares of Preferred Stock outstanding.

     (b) The authorized capital stock of WPAC consists of 1,000 shares of $.01 par value common stock. One thousand shares of $.01 par value common stock are issued and outstanding, and all of such shares are owned by WellPoint. All of such issued and outstanding shares of capital stock of WPAC are validly issued, fully paid and nonassessable. All issuances, transfers or purchases of the capital stock of WPAC have been in compliance with all applicable agreements and all applicable laws, including federal and state securities laws, and all taxes thereon have been paid. There are no shares of capital stock held in the treasury of WPAC.

     4.03 Absence of Other Claims. Except as set forth on Schedule 4.03, there is not outstanding nor is WellPoint or WPAC bound by, any subscriptions, options, preemptive rights, warrants, calls, commitments or agreements or rights of any character requiring WellPoint or WPAC to issue or entitling any person or entity to acquire any additional shares of capital stock or any other equity security of WellPoint or WPAC, including any right of conversion or exchange under any outstanding security or other instrument, and neither WellPoint nor WPAC is obligated to issue or transfer any shares of its capital stock for any purpose. There are no outstanding obligations of WellPoint or WPAC to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of WellPoint or WPAC.

     4.04 Financial Statements. The consolidated balance sheets of WellPoint as of December 31, 1997, 1996, and 1995 and the related consolidated statements of income, retained earnings and cash flows for the years then ended, including the footnotes thereto, certified by Coopers & Lybrand, LLC, WellPoint's independent certified public accountants, as set forth in WellPoint's Annual Reports on Form 10-K, as amended, for the years ended December 31, 1997, 1996 and 1995, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved and present fairly the financial position in all material respects of WellPoint and its consolidated subsidiaries as of the dates thereof and the results of their operations for the periods then ended.

     4.05 No Undisclosed Liabilities. Except (i) as set forth in the WellPoint SEC Filings (as hereinafter defined) or (ii) as shown on Schedule 4.05, as of March 31, 1998, WellPoint had no liability or obligation whatsoever, whether accrued, absolute, contingent or otherwise, except for any such liabilities or obligation that would not have a WellPoint Material Adverse Effect. Since March 31, 1998, WellPoint has not incurred any liability or obligation, except for liabilities and obligations (x) incurred by WellPoint in the ordinary course of its business consistent with past practice or as reflected on Schedule 4.05 or
(y) that, individually or in the aggregate, would not have a WellPoint Material Adverse Effect.

     4.06 Proxy Statement; Form S-4. None of the information relating to WellPoint and the WellPoint Subsidiaries furnished by WellPoint in writing for inclusion in the Proxy Statement or included in the Form S-4 contains or will contain (in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of shareholders of Cerulean to be held in connection with the transactions contemplated by this Agreement or, in the case of the Form S-4, as amended or supplemented, at the time it becomes effective) any untrue statement of material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for information supplied or to be supplied by Cerulean in writing for inclusion therein, as to which no representation is made, the Form S-4, and any supplements or amendments thereto, will comply in all material respects with the Securities Act and the rules and regulations thereunder.

     4.07 SEC Filings. WellPoint has made available to Cerulean true and complete copies of (i) its Annual Reports on Form 10-K, as amended, for the years ended December 31, 1997, 1996, as filed with the SEC, (ii) its proxy statements relating to all of WellPoint's meetings of shareholders (whether annual or special) since January 1, 1997, as filed with the SEC, and (iii) all other reports, statements and registration statements (including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by WellPoint with the SEC since January 1, 1997 (the reports and statements set forth in clauses (i), (ii) and (iii) are referred to collectively as the "WellPoint SEC Filings"). As of their filing date, none of the WellPoint SEC Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The WellPoint SEC Filings at the time of filing complied in all material respects with the Exchange Act or the Securities Act, as the case may be, and the rules and regulations thereunder.

     4.08 No Conflict. Subject to obtaining the consents and approvals and making the filings described in Section 4.09 or as otherwise expressly set forth in this Agreement, the execution and delivery of this Agreement by WellPoint and WPAC, the consummation of the transactions contemplated herein by WellPoint and WPAC, and the performance of the covenants and agreements of WellPoint and WPAC will not (i) violate or conflict with any of the provisions of the Certificate of Incorporation or Bylaws of each of WellPoint and WPAC; (ii) except as set forth on Schedule 4.08 and except for any of the following which does not and will not have a WellPoint Material Adverse Effect, violate, conflict respectively, with or result in a breach or default under or cause termination of any term or condition of any mortgage, indenture, contract, license, permit, instrument, trust document, will, or other agreement, document or instrument to which WellPoint or WPAC is a party or by which WellPoint or WPAC or any of its properties may be bound; (iii) violate any provision of any material law, statute, rule, regulation, court order, judgment or decree, or ruling of any governmental authority, to which WellPoint or WPAC is a party or by which it or any of its properties may be bound; or (iv) result in the creation or imposition of any lien, claim, charge, restriction, security interest or encumbrance of any kind whatsoever upon any asset of WellPoint or WPAC or any of the WellPoint Subsidiaries other than any such lien or encumbrance which would not have a WellPoint Material Adverse Effect.

     4.09 Required Filings, Consents and Approvals.  Except as set forth on
Schedule 4.09, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is required or necessary by virtue of the execution hereof by WellPoint and WPAC or the consummation of any of the transactions contemplated herein by WellPoint or WPAC to avoid the violation or breach of, or the default under, or the creation of a lien on assets of WellPoint or a WellPoint Subsidiary pursuant to the terms of, any law, regulation, order, decree or award of any court or governmental agency or any lease, agreement, contract, mortgage, note, license, or any other instrument to which WellPoint or a WellPoint Subsidiary is a party or to which it or any of its property is subject, except for any such declaration, filing, registration, notice, authorization, consent or approval, the failure of which to obtain would not have a WellPoint Material Adverse Effect.

     4.10 Absence of Certain Changes and Events.  Except as set forth on
Schedule 4.10, from March 31, 1998 through the date hereof , neither WellPoint nor any WellPoint Subsidiary has experienced any event or occurrence or suffered any damage or destruction which, individually or in the aggregate, would have a WellPoint Material Adverse Effect.

     4.11 Disclosure. No representations, warranties, assurances or statements by WellPoint or WPAC in this Agreement and no statement contained in any certificates or other writings to be delivered by WellPoint or WPAC (or caused to be delivered by WellPoint or WPAC) to Cerulean or any of its representatives pursuant to the provisions hereof contains or will contain any untrue statement of material fact, or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

                                   ARTICLE V.

                            Covenants of The Parties

     The parties covenant as provided in this Article V and as expressly set forth in the Schedules and ancillary documents delivered in connection herewith (with the term "WellPoint" being deemed to include "WPAC" for the purposes of this Article V):

     5.01 Pre-Closing Operations. (a) Cerulean. Cerulean hereby covenants and agrees that, except as consented to in writing by WellPoint, pending the Closing, Cerulean will operate and conduct its business, and that of the Cerulean Subsidiaries, only in the ordinary course in accordance with prior practices. Pursuant to this section and not in limitation of the foregoing (for purposes of the following, "Cerulean" shall be deemed to include the Cerulean Subsidiaries):

     (i) Cerulean shall maintain its assets in their present state of repair (ordinary wear and tear excepted), shall use its reasonable best efforts to keep available the services of its employees, and preserve the good will of its business and relationships with the customers, licensors, suppliers, distributors and brokers with whom it has business relations.

     (ii) Cerulean shall not:

          (a) sell, transfer or otherwise dispose of any assets other than in the ordinary course of business consistent with past practice, except for sales, transfers or disposals which would not have a Cerulean Material Adverse Effect;

          (b) enter into any new material contract or commitment relating to its business, with "material contract or commitment" being defined for the purpose of this subsection as a contract or commitment which involves Cerulean incurring a liability in excess of $5 million individually or $10 million in the aggregate, or which is not terminable by Cerulean without penalty upon less than 180 days notice;

          (c) mortgage, pledge or subject to liens or other encumbrances or charges any material assets, except by incurring Cerulean Permitted Liens;

          (d) purchase or commit to purchase any capital asset outside of the relevant Cerulean business plan for a price exceeding $2 million individually, or $10 million in the aggregate;

          (e) amend or terminate in any material respect any material agreement, including any Cerulean employee benefit plan (except for certain programs intended to retain members of information systems and financial management on terms conforming to standard industry practices and as to which Cerulean's Chief Executive Officer has consulted with WellPoint's Chief Executive Officer), or any insurance policy, in force on the date hereof, without the approval of the Transition Team (as defined in Section 5.02(b));

          (f) amend its charter or bylaws in any manner which would adversely affect the ability of Cerulean to consummate the transactions contemplated by this Agreement (provided, however, the foregoing will in no way limit the actions which may be taken by Cerulean pursuant to Section 5.18);

          (g) acquire (whether by merger, consolidation, share exchange, acquisition of stock, or acquisition of assets) any corporation, partnership, joint venture, or other business (or any part thereof), except where the consideration paid by Cerulean in connection with such acquisition (including any debt assumed as a result thereof) is less than $5 million individually, or $10 million in the aggregate;

          (h) take, refrain from taking, agree to take or refrain from taking, or enter into any formal or informal arrangement or understanding to take or refrain from taking any action that could have the effect of causing the Merger to fail to qualify as a reorganization within the meaning of Section 368 of the Code;

          (i) split, combine or reclassify its outstanding capital stock or, except for dividends regularly due and payable upon shares of Cerulean Class B Stock, declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payments or distributions by a wholly owned subsidiary of Cerulean; provided, however, that with respect to certain dividends from Cerulean Subsidiaries currently under consideration, WellPoint upon being duly informed of the terms and rationale therefor, will not unreasonably withhold its consent to the payment of such dividends;

          (j) except for the issuance of the Settlement Consideration (as defined in Section 5.18), issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of or otherwise cause to become outstanding any additional shares of or any options, warrants or rights of any kind to acquire any shares of its capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock;

          (k) (A) incur or become contingently liable with respect to any indebtedness for borrowed money other than (1) borrowings in the ordinary course of business or (2) commercially reasonable borrowings to refinance existing indebtedness or (B) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock (provided, however, that Cerulean may enter into guaranty, with appropriate security, on commercially reasonable terms with respect to a physician office building which has been identified to WellPoint by Cerulean);

          (l) adopt, enter into or materially amend any employment, severance, special pay arrangement, bonus plan or other benefit plan or arrangement for the benefit or welfare of any employee or retiree, including those relating to the termination of employment or other similar arrangements or agreements with any directors, officers or key employees, except (i) in accordance with standard industry practice and following consultation with the Transition Team described in Section 5.02(b) or (ii) to enter into retention agreements with Cerulean personnel, which arrangements may only be entered into with persons and on terms approved by the Transition Team described in Section 5.02(b); or

          (m) modify or change its current written investment policies except to accommodate changes in applicable law.

     Notwithstanding any provision above to the contrary, no action which is (x) reasonably taken by Cerulean in furtherance of obtaining the private letter ruling referenced in Section 5.20 and (y) does not result in Cerulean or any Cerulean Subsidiary incurring any additional liabilities other than out of pocket expenses in connection therewith, shall be deemed to violate any of the foregoing provisions of Section 5.01.

     (b) WellPoint. WellPoint hereby covenants and agrees that, except as consented to in writing by Cerulean, pending the Closing, WellPoint will (for purposes of the following, "WellPoint" shall be deemed to include the WellPoint Subsidiaries):

          (i) maintain its assets in their present state of repair (ordinary wear and tear excepted), shall use its reasonable best efforts to keep available the services of its employees, and preserve the good will of its business and relationships with the customers, licensors, suppliers, distributors and brokers with whom it has business relations; or

          (ii) not amend its charter or bylaws in any manner which would adversely affect the ability of WellPoint to consummate the transactions contemplated by this Agreement.

     5.02 Access; New Information. (a) Each of Cerulean and WellPoint shall be obligated to promptly disclose in writing to the other any new information which would result in a breach of their respective representations and warranties in Articles III and IV of this Agreement if such representation or warranty were made at the time of the discovery of the new information.

     (b) Promptly following execution of this Agreement, the parties shall establish a transition planning team (the "Transition Team") comprised of an equal number of representatives of Cerulean and WellPoint. The Transition Team shall be responsible for facilitating a transition and integration planning process to ensure the successful combination of the operations of Cerulean with those of WellPoint. The Transition Team shall be responsible for developing, and monitoring the development of, and deliverables due under, an action plan for the combination of the businesses which, among other things, shall include an information systems action plan intended to facilitate the most effective combination of the information systems resources of Cerulean and WellPoint. The Transition Team, or designated representatives thereof, shall meet monthly to review the financial performance of Cerulean and its affiliates and at such meetings Cerulean shall advise the Transition Team of the status of achieving Cerulean's then current Operating Plan (as has been presented to WellPoint), including all of the material components thereof, such as sales, enrollment, revenues, investment income, quarterly claim trends, medical loss ratio, administrative expenses, net income, reserves and statutory capital (as indicated on the quarterly balance sheet). The Transition Team shall be informed at each quarterly meeting of the applicable trends and retention experience arising from Cerulean's business planning and underwriting process.

     (c) From and after the date hereof and subject to the terms of that certain Confidentiality Agreement by and between the parties hereto, dated November 14, 1997, and to facilitate the activities of the Transition Team, WellPoint, through its General Counsel, Chief Financial Officer or Alice Rosenblatt, or duly authorized designees identified by such persons, shall have access during regular business hours to Cerulean's and any Cerulean Subsidiary's books, records, offices, personnel, counsel, accountants and actuaries as WellPoint or its designees may from time to time reasonably request; provided, however, that
(i) no on-site investigation by WellPoint shall be made unless WellPoint shall have provided at least two business days prior notice to Cerulean, (ii) no investigation made pursuant to this section shall unreasonably interfere with the operation or conduct of the business of Cerulean or any Cerulean Subsidiary,
(iii) any requests by WellPoint for investigation or access pursuant to this Section shall be made to Cerulean's Executive Vice President, Finance and Strategic Planning, General Counsel or any designee of such persons, and (iv) Cerulean shall not be compelled to provide any customer-specific information pursuant to this Section.

     5.03 Transfer Taxes. All sales or transfer taxes, including stock transfer taxes, document recording fees, real property transfer taxes, and excise taxes, arising out of or in connection with the consummation of the transactions contemplated hereby shall be paid by WellPoint.

     5.04 Preparation of Supporting Documents. In addition to such actions as the parties may otherwise be required to take under this Agreement or applicable law in order to consummate this Agreement and the transactions contemplated hereby, the parties shall take such action, shall furnish such information, and shall prepare, or cooperate in preparing, and execute and deliver such certificates, agreements and other instruments as the other party may reasonably request from time to time, before, at or after the Closing, with respect to compliance with the obligations of Cerulean, WPAC, or WellPoint in connection with the Merger. Any information so furnished by the parties shall be true, correct and complete in all material respects and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

     5.05 Shareholders Meeting. As soon as practicable, Cerulean will take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (including filing with the SEC and mailing to its shareholders the Proxy Statement) for the purpose of adopting and approving this Agreement and the Merger and for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby and thereby. Subject to applicable law, the fiduciary duties of the directors (including the duties of loyalty and care), and compliance by WellPoint and WPAC with the material terms and conditions of this Agreement, the Board of Directors of Cerulean shall recommend that its shareholders vote in favor of the Merger, the adoption of this Agreement, and the approval of the transactions contemplated hereby, and shall use its best efforts to obtain any necessary approval by the shareholders of Cerulean of the foregoing.

     5.06 Dissenting Shareholders. Cerulean shall give WellPoint prompt notice of any demands received by Cerulean for appraisal of shares pursuant to Article 13 of the GBCC, and WellPoint shall have the right to direct all negotiations and proceedings with respect to such demands. WellPoint shall not make any payment with respect to, or settle or offer to settle, any such demands, without the written consent of Cerulean, which consent shall not be unreasonably withheld or delayed.

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

     5.07 SEC and Shareholder Filings. Each of Cerulean and WellPoint shall send to the other party copies of all public reports and materials as and when they send the same to their shareholders or the SEC.

     5.08 Labor Matters. Cerulean shall provide any notice to affected employees before the Effective Time as may be required by the Workers Adjustment and Retraining Notification Act of 1988, as amended ("WARN Act"). WellPoint agrees to indemnify Cerulean and its directors, officers, employees, consultants and agents for, and to hold Cerulean and its directors, officers, employees, consultants and agents harmless from and against, any and all losses arising or resulting, or alleged to arise or result from the notification or other requirements of the WARN Act as a result of the Merger, including without limitation any failure to meet the full notice period required by the WARN Act. The indemnifications contained in this Section will survive the Closing and remain effective concurrent with the statute of limitations period applicable to WARN Act liability.

     5.09 Consents, Waivers, Authorizations, etc. Each of Cerulean and WellPoint will use its best efforts to obtain all consents, waivers, authorizations, orders and approvals of and make all filings and registrations with, any governmental commission, board or other regulatory body or any nongovernmental third party, required for, or in connection with, the performance by them of this Agreement and the consummation by them of the transactions contemplated hereby, or as may be required in order not to accelerate, violate, breach or terminate any agreement to which either party or any of their respective Subsidiaries may be subject. Each party will cooperate fully with each other party in assisting it to obtain such consents, authorizations, orders and approvals. The parties will not take any action which could reasonably be anticipated to have the effect of delaying, impairing or impeding the receipt of any required approvals, regulatory or otherwise. Without limiting the generality of the foregoing, the parties agree that Cerulean shall on behalf of WellPoint prepare and, with the consent of WellPoint (which consent shall not be unreasonably withheld), file the "Form A" regulatory filing to be made pursuant to O.C.G.A. sec.33-13-3 in connection with this Agreement and the transactions contemplated hereby, and shall coordinate the conduct of the hearing before the Department of Insurance in connection with such filing. Cerulean and WellPoint will reasonably cooperate with regard to the content of such filing. Cerulean shall submit all such filings and hearing testimony, witness lists and other similar materials relating to the hearing to WellPoint for its review and approval, which approval shall not be unreasonably withheld. At the request and direction of Cerulean, WellPoint agrees to appeal any adverse finding in connection with any order issued as a result of such hearing and to use its best efforts in pursuing such appeal. Cerulean and WellPoint will reasonably cooperate with regard to such appeal.

     5.10 Indemnification. From and after the Effective Time, the parties shall not take any action nor permit any action to be taken which would have the effect of eliminating or impairing the rights prior to the Effective Time of current or former officers and the directors of Cerulean to be indemnified for any actions taken by such officers or directors in such capacities so long as such indemnification would have been available to such parties at such time in accordance with the respective Bylaws and Articles of Incorporation of Cerulean, as the case may be, and applicable law.

     5.11 Hart-Scott-Rodino Notification. Each of Cerulean and WellPoint shall promptly prepare and file as soon as practicable after the date hereof a notification with the United States Justice Department (the "Justice Department") and the Federal Trade Commission (the "FTC") as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"). Each party shall cooperate with each other party in connection with the preparation of such notification, including sharing information concerning sales and ownership and such other information as may be needed to complete such notification, and providing a copy of such notification to the other prior to filing. Each party shall keep all information about the other party obtained in connection with the preparation of such notification confidential.

     5.12 Further Assurances. Subject to the terms and conditions herein provided, each of Cerulean and WellPoint agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including (i) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Agreement or the consummation of the transactions contemplated hereby, (ii) obtaining all governmental consents required for the consumma-

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

tion of the Merger and the transactions contemplated thereby, and (iii) making and causing their shareholders, as applicable, to timely make all necessary filings under the HSR Act. Upon the terms and subject to the conditions hereof, each of the parties agree to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to satisfy the other conditions of the Closing set forth herein. Each party will consult with counsel for the other party as to, and will permit such counsel to participate in, at such other party's expense, any lawsuits or proceedings referred to in clause (i) above brought against any party. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the officers and directors of WPAC shall take all such necessary action to the extent not inconsistent with their other duties and obligations or applicable law.

     5.13 Public Announcements. So long as this Agreement is in effect, each of Cerulean and WellPoint shall not and shall cause their affiliates not to issue or cause the publication of any press release or any other announcement with respect to the Merger or the transactions contemplated by this Agreement without the prior written consent of the other party, except where such release or announcement is required by applicable law or pursuant to any listing agreement with, or the rules or regulations of the SEC or the New York Stock Exchange, in which case each of Cerulean and WellPoint will permit review by the other of any such press release or announcement prior to its release or filing and shall deliver simultaneously a final copy of such release or announcement to the other upon its release or filing.

     5.14 Dividend on Cerulean Class B Stock. Immediately prior to the Closing, Cerulean shall pay the accrued dividend on each share of Cerulean Class B Stock then owing as provided in Section 4.3 of the Articles of Incorporation of Cerulean.

     5.15 Obligations with Respect to WPAC and Blue Cross Blue Shield of Georgia, Inc. It is the intent of the parties that WellPoint and WPAC (i) maintain Blue Cross Blue Shield of Georgia, Inc. ("Insurance Sub") as a Georgia corporation or other Georgia legal entity separate and apart from WellPoint or WPAC and (ii) fill a majority of the seats of the Board of Directors of Insurance Sub with residents of the State of Georgia.

     5.16 Appointment of Director of WellPoint. As of the Closing, the nominating committee of the Board of Directors of WellPoint shall nominate for election to the Board of Directors of WellPoint a person who is a member of the Board of Directors of Cerulean on the date hereof.

     5.17 Non-Solicitation. So long as this Agreement is in effect, neither Cerulean nor any Cerulean Subsidiary shall, and each shall use its best efforts to cause its representatives not to, directly or indirectly, solicit any proposal from a third party regarding a purchase, affiliation, or lease of all or a material part of the assets of Cerulean, whether by sale of capital stock, merger, consolidation, sale or lease of material assets, affiliation, joint venture, or other material transaction (a "Merger Proposal"). Neither the foregoing prohibition, nor any other provision of this Agreement shall be interpreted to prohibit Cerulean from (i) making any disclosure of information required by law, (ii) communicating any information to the shareholders of Cerulean to the extent necessary to comply with the fiduciary duties of the Board of Directors of Cerulean, or (iii) providing non-public information regarding Cerulean to, or negotiating with, any third party (provided such party is subject to an executed confidentiality agreement) that makes an unsolicited Merger Proposal; provided, however, that prior to any such action referred to in clause (iii), the Board of Directors of Cerulean shall have determined in good faith after consultation with its outside legal counsel and financial advisors that such Merger Proposal, if accepted by Cerulean on substantially the terms presented, is likely to be consummated and would, if consummated, result in a transaction superior to the one contemplated by this Agreement after taking into account all relevant factors, including, without limitation, the consideration to be received pursuant to such Merger Proposal (any such superior Merger Proposal being referred to herein as a "Superior Proposal").

     5.18 Settlement of Lawsuit. WellPoint and Cerulean agree that Cerulean is authorized to (i) pay the amount of cash, (ii) create and issue the number of shares of Cerulean Class A Stock and a warrant for shares of Cerulean Series A Preferred Stock, and (iii) do all other acts and pay all other expenses and fees that, in the opinion of counsel to Cerulean, are reasonably necessary in order to effectuate the settlement of the Let's

Get Together, Inc., et al. v. Insurance Commissioner of the State of Georgia, Blue Cross and Blue Shield of Georgia, Inc. and Cerulean Companies, Inc. litigation (the "Settlement"), all in compliance with the terms of the Stipulation and Agreement of Settlement executed in connection with the Settlement and attached hereto as Exhibit 5.18 (all of such actions, collectively, the "Settlement Actions"). Notwithstanding any other provision in this Agreement to the contrary, the performance of any or all of the Settlement Actions shall not violate any of the conditions to closing set forth in this Agreement and shall not be included in any amount used in connection with the calculation of an amount constituting a Cerulean Material Adverse Effect.

     5.19 Agreements of Affiliates. Cerulean shall deliver to WellPoint a letter identifying all persons who, at the Effective Time, may, in the reasonable opinion of counsel to Cerulean, be deemed to be "affiliates" of Cerulean for purposes of Rule 145 under the Securities Act. Cerulean shall use its best efforts to cause each person who is so identified as an "affiliate" to deliver to WellPoint on or prior to the Effective Time a customary written agreement reasonably satisfactory to WellPoint with respect to the shares of WellPoint Common Stock to be received by such affiliate in connection with the Merger.

     5.20 Adjustments. (a) Prior to the Closing, Cerulean shall be entitled to request a private letter ruling from the Internal Revenue Service regarding (i) the application of the provisions contained in Proposed Treasury Regulation ss.280G-1, Q&A 24(b) or (c) to reduce certain obligations payable in connection with the Cerulean Companies, Inc. Performance Unit Plan (the "PUP"), (ii) the inapplicability of Code Section 280G to the funding of a rabbi trust upon a change of control for amounts accrued under Blue Cross and Blue Shield of Georgia, Inc.'s Supplemental Executive Retirement Plan, Benefit Restoration Plan and certain other nonqualified plans (the "Rabbi Trust Plans"), and (iii) the inapplicability of Code Section 280G to certain bonus payments. Prior to the submission of such ruling request, Cerulean will consult with WellPoint regarding the pertinent factual representations to be made in connection with such ruling request and subsequent supplemental submissions. If Cerulean has obtained a private letter ruling prior to the Closing providing that any portion of the payments under the PUP are not subject to excise tax by reason of Proposed Treasury Regulation sec. 280G-1, Q&A 24(b) or (c), that sec. 280G is inapplicable to the funding of the rabbi trust upon the change of control for amounts accrued under any of the Rabbi Trust Plans, or sec. 280G is inapplicable to the Short-Term Incentive Plan (each, an "Excluded Payment"), the parties agree that the "Aggregate Merger Price" referenced in Section 2.01(b)(i) shall be increased by the amount of excise tax and gross-up that would have been payable absent the treatment of such amounts as Excluded Payments. The parties agree that the amount of such increase to the Aggregate Merger Price will be no greater than $10,000,000. If Cerulean and its advisors and WellPoint and its advisors are unable to agree upon the amount of increase in the "Aggregate Merger Price" required under this Section 5.20 within 10 days of the receipt of written notice by WellPoint from Cerulean including Cerulean's computation of the amount of the increase in the Aggregate Merger Price, either party may refer the matter to an Independent Arbitrator (as defined in Section 8.16), who may engage an independent third party actuarial firm, which firm shall be provided all relevant information and assumptions by the Independent Arbitrator, for a determination of the amount of savings to be added to the "Aggregate Merger Price" in Section 2.01(b)(i). The Independent Arbitrator shall hold a hearing and render his decision, which shall be final and binding upon the parties, within thirty (30) days following either party's request for arbitration, but in no event later than the Closing Date. Each party shall be entitled to submit a written brief to the Independent Arbitrator (with a copy being simultaneously provided to the other party) prior to the hearing. The costs and expenses of the Independent Arbitrator shall be borne by WellPoint.

     (b) Cerulean agrees that in the event the aggregate costs or liabilities described in the due diligence memorandum exchanged between the parties contemporaneous herewith (the "Diligence Memorandum") exceed the aggregate estimated cost of such obligations as specified in the Diligence Memorandum by more than $1,000,000, then the Aggregate Merger Price shall be reduced on a dollar for dollar basis by the amount of such excess and directly related costs.

     (c) The Aggregate Merger Price shall be reduced to the extent of amounts paid by Cerulean to repurchase the stock of Cerulean pursuant to Section 2.2(d) of the Stipulation and Agreement of Settlement executed in connection with the Settlement.

     5.21 Benefits. WellPoint and WPAC covenant to provide to the retained employees of Cerulean and the Cerulean Subsidiaries employee benefits comparable to the employee benefits offered by WellPoint to its employees and the employees of its affiliates.

                                  ARTICLE VI.

                                   CONDITIONS

     6.01 Conditions to Each Party's Obligations. The respective obligation of each party to effect the Merger and the other transactions to be effected contemporaneous with or as a result of the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

     (a) Shareholder Approval; Consummation of Merger. This Agreement and the Merger shall have been adopted at or prior to the Effective Time by the requisite vote of the shareholders of Cerulean in accordance with generally applicable law and the Articles of Incorporation and Bylaws of Cerulean, and the Merger shall have been consummated concurrently with the Closing.

     (b) No Injunction. No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits or prevents the consummation of the transactions contemplated hereby and which has not been stayed or vacated by the Effective Time. Each of Cerulean, WPAC, and WellPoint shall use its best efforts and shall cooperate with each other to have any such order, statute, rule, regulation, executive order, stay, decree, judgment or injunction vacated, lifted or stayed.

     (c) HSR Act. Any waiting period applicable to the Merger under the HSR Act shall have expired or earlier termination thereof shall have been granted.

     (d) Effective Form S-4. The Form S-4 shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC.

     (e) NYSE Listing. The WellPoint Common Stock issuable in the Merger shall have been approved for listing on the New York Stock Exchange upon notice of issuance.

     (f) Consent of Georgia Department of Insurance and Other State
Regulators. The consent of the Georgia Department of Insurance, together with any other state regulatory consents, shall have been obtained pursuant to an order which by its terms does not impose any Materially Burdensome Condition (as defined below), and be in full force and effect, except for those the failure of which to obtain or be in full force and effect would not have a WellPoint Material Adverse Effect. "Materially Burdensome Condition" shall mean a condition imposed upon WPAC, WellPoint, Cerulean or a Cerulean Subsidiary which differs materially in character, degree or scope from conditions commonly imposed by such consents and which would (i) materially limit the ability of WPAC to operate the businesses of Cerulean and the Cerulean Subsidiaries after the Merger or (ii) materially change the material terms of the transaction.

     (g) Approval of The Blue Cross Blue Shield Association. The approval of the Blue Cross Blue Shield Association of the consummation of the transactions contemplated by this Agreement pursuant to that certain license agreement with Cerulean dated February 22, 1996 shall have been obtained.

     (h) Closing Price. The Closing Price (as defined in Section 2.01(c)(i)) shall be greater than or equal to $30 per share of WellPoint Common Stock, subject to appropriate adjustment in the event of a stock split, stock dividend, recapitalization or other similar event applicable to shares of WellPoint Common Stock after the date of this Agreement.

     (i) Superior Proposal. In the event that Cerulean has provided WellPoint with written notice pursuant to Section 7.01(f)(ii), the expiration of the seven
(7) day period referenced in subsection (iii) of 7.02(f) shall have expired.

     6.02 Conditions to Obligations of Cerulean. The obligation of Cerulean to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived in writing by Cerulean:

     (a) Obligations Performed. WellPoint and WPAC shall have performed and complied with in all material respects its obligations, agreements and covenants under this Agreement which are required to be performed or complied with by it at or prior to the Effective Time.

     (b) Representations and Warranties True at Closing Date. As of the Effective Time, the representations and warranties contained in Article IV shall be true and correct in all material respects as if made on and as of the Closing Date (except in each case for (i) such changes that are caused by WellPoint's compliance with the terms of this Agreement, and (ii) representations and warranties that address matters only as of a date or with respect to the period of time specified therein and not as of the Closing Date or for any period through the Closing Date); provided, however, that with respect to the representations and warranties other than those already qualified by WellPoint Material Adverse Effect, such representations and warranties shall be deemed true and correct in all material respects unless the failure of such representations and warranties to be true and correct, whether individually or in the aggregate, would result in a WellPoint Material Adverse Effect.

     (c) Certificate Delivered. WellPoint and WPAC shall have delivered to Cerulean a certificate executed on their behalf by their respective Presidents or another authorized executive officer in its corporate capacity to the effect that the conditions set forth in subsections 6.02(a) and 6.02(b) have been satisfied.

     (d) Opinion of Counsel to Cerulean. Cerulean shall have received from counsel to Cerulean an opinion, dated the Closing Date, that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

     (e) Fairness Opinion. The opinion of Morgan Stanley, dated as of the date of the Proxy Statement, that the value of the consideration to be paid to the shareholders of Cerulean in the Merger is fair from a financial point of view to the shareholders of Cerulean, shall not have been withdrawn or amended or modified in any material respect.

     (f) Certificate of Merger. WPAC shall have executed and delivered the Certificate of Merger in accordance with Section 1.02 hereof.

     (g) Appointment of Cerulean Director. WellPoint shall have taken all action necessary to appoint to the Board of Directors of WellPoint the person nominated pursuant to Section 5.16.

     (h) Rule 145 Shares. WellPoint shall have entered into a Registration Rights Agreement in the form set forth in Exhibit 6.02(h) with each person or entity which is a shareholder of Cerulean as of the date of this Agreement that will be subject to the resale limitations of Sections (c) and (d) of Rule 145 promulgated under the Securities Act.

     (i) Required Consents. Any required material consents or approvals to be obtained by WellPoint and WPAC, as contemplated hereby, shall have been obtained and be in full force and effect.

     (j) No Material Adverse Change. There shall have not occurred any WellPoint Material Adverse Effect which has as its proximate cause an action or inaction by WellPoint since the date of this Agreement.

     (k) Private Letter Ruling. In the event that a letter ruling from the Internal Revenue Service has been obtained pursuant to Section 5.20, Cerulean and WellPoint shall have agreed upon an amount of savings resulting from such ruling or, in the event an arbitration has been instituted by either party pursuant to Section 5.20, the Independent Arbitrator shall have rendered a final and binding decision regarding the amount of savings. Notwithstanding the foregoing, obtaining a ruling pursuant to Section 5.20 shall not be a condition to Closing.

     6.03 Conditions to Obligations of WellPoint and WPAC. The obligation of WellPoint and WPAC to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived in writing by WellPoint:

     (a) Obligations Performed. Cerulean shall have performed and complied with in all material respects its obligations, agreements and covenants under this Agreement which are required to be performed or complied with by it at or prior to the Effective Time.

     (b) Representations and Warranties True at Closing Date. As of the Effective Time, the representations and warranties contained in Article III shall be true and correct in all material respects as if made on and as of the Closing Date (except in each case for (i) such changes that are caused by Cerulean's compliance with the terms of this Agreement, and (ii) representations and warranties that address matters only as of a date or with respect to the period of time specified therein, and not as of the Closing Date or for any period through the Closing Date); provided, however, that with respect to the representations and warranties other than those already qualified by Cerulean Material Adverse Effect, such representations and warranties shall be deemed true and correct in all material respects unless the failure of such representations and warranties to be true and correct, whether individually or in the aggregate, would result in a Cerulean Material Adverse Effect; and provided further, that no representation or warranty contained in Section 3.19 shall be violated by reason of the expiration of any Contract in accordance with its terms.

     (c) Certificate Delivered. Cerulean shall have delivered to WellPoint a certificate executed on its behalf by its President or another authorized executive officer in its corporate capacity to the effect that the conditions set forth in subsections 6.03(a) and 6.03(b) have been satisfied.

     (d) Opinion of Counsel to WellPoint. WellPoint shall have received from counsel to WellPoint an opinion, dated the Closing Date, which shall include an opinion to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

     (e) Certificate of Merger. Cerulean shall have executed and delivered the Certificate of Merger in accordance with Section 1.02 hereof.

     (f) Required Consents. Any required material consents or approvals to be obtained by Cerulean as contemplated hereby, shall have been obtained and be in full force and effect.

     (g) Settlement of Certain Litigation. Cerulean shall have effected the Settlement of Let's Get Together, Inc., et al. v. Insurance Commissioner of the State of Georgia, Blue Cross and Blue Shield of Georgia, Inc. and Cerulean which settlement shall have been approved by the Superior Court of Fulton County in a Final Order (as defined in Section 1.5 of the Stipulation and Agreement of Settlement executed in connection with the Settlement) that effectuates a settlement of such litigation and a dismissal of all claims brought by the plaintiffs thereto, with prejudice against the plaintiffs and the class represented thereby.

     (h) No Other Litigation. There shall not be pending any suit, litigation or other similar proceeding relating to the conversion of Cerulean's affiliate Blue Cross and Blue Shield of Georgia, Inc. or to the distribution of consideration contemplated by this Agreement and as to which there is a significant likelihood of material liability to either WellPoint, Cerulean or any of their affiliates (a "Material Case"); provided, however, that in the event WellPoint notifies Cerulean that it considers a matter to be a Material Case, Cerulean and WellPoint agree that Cerulean may refer the matter to an Independent Arbitrator (as defined in Section 8.16) for a determination of whether the matter is a Material Case within the meaning of this Section 6.03(h). The Independent Arbitrator shall hold a hearing and render his decision, which shall be final and binding upon the parties, within ten (10) days following Cerulean's request. Each party shall be entitled to submit a written brief to the Independent Arbitrator (with a copy being simultaneously provided to the other party) prior to the hearing. The costs and expenses of the arbitrator shall be borne by WellPoint.

     (i) No Material Adverse Change. There shall have not occurred any Cerulean Material Adverse Effect which has as its proximate cause an action or inaction by Cerulean since the date of this Agreement.

     (j) Receipt of Agreements of Affiliates. WellPoint shall have received from each person who is identified as an "affiliate" of Cerulean for purposes of Rule 145 under the Securities Act a written agreement substantially in the form of Exhibit 5.19 hereto with respect to the shares of WellPoint Common Stock to be received by such affiliate in the Merger.

     (k) Conversion of Warrants. Prior to the Effective Time, all outstanding warrants to purchase Cerulean Series A Stock shall have been exercised in the manner specified in the warrant agreement without payment of cash.

     (l) Termination of Shareholders' Agreement. At least 10 days prior to the Effective Time, that certain Shareholders' Agreement between Cerulean, Blue Cross and Blue Shield of Georgia, Inc., and the holders of Cerulean Class B Stock dated February 2, 1996 shall have been amended to eliminate from the definition of "Registrable Stock" any shares of common stock issued in a merger pursuant to a registration statement on Form S-4.

                                  ARTICLE VII.

                          TERMINATION PRIOR TO CLOSING

     7.01 Termination of Agreement. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval by the shareholders of Cerulean:

     (a) By the written agreement of Cerulean and WellPoint;

     (b) By either of Cerulean or WellPoint if the Merger shall not have been consummated on or before the one year anniversary of this Agreement (or such later date as may be agreed to by Cerulean and WellPoint); provided, however, neither Cerulean nor WellPoint may terminate this Agreement under this Section if the failure has been caused by such party's material breach or default of its obligations under this Agreement;

     (c) By Cerulean in writing, without liability, if WellPoint or WPAC shall have (i) materially breached any of their respective covenants contained herein or (ii) breached any of their respective representations or warranties contained herein which, individually or in the aggregate, has resulted in a WellPoint Material Adverse Effect, which breach is not cured within thirty (30) days after Cerulean has notified WellPoint of its intent to terminate this Agreement pursuant to this subparagraph (c);

     (d) By WellPoint and WPAC in writing, without liability, if Cerulean shall have (i) materially breached any of its covenants contained herein or (ii) breached any of its representations or warranties contained herein which, individually or in the aggregate, has resulted in a Cerulean Material Adverse Effect, which breach is not cured within thirty (30) days after WellPoint has notified Cerulean of its intent to terminate this Agreement pursuant to this subparagraph (d);

     (e) By either Cerulean or WellPoint in writing, without liability, if any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits or prevents the consummation of the transactions contemplated hereby, provided that WellPoint, WPAC and Cerulean shall have used their respective best efforts to have any such order, statute, rule, regulation, executive order, stay, decree, judgment or injunction vacated, lifted or stayed and the same shall not have been vacated, lifted or stayed within 30 days after entry, by any such court or governmental or regulatory agency;

     (f) by Cerulean in writing, without liability other than as provided in
Section 7.02, if the Board of Directors of Cerulean authorizes Cerulean to execute a binding written agreement with respect to a transaction that constitutes a Superior Proposal; provided, however, that prior to any termination pursuant to this Section 7.01(f), (i) the Board of Directors of Cerulean, after consultation with legal counsel, determines in good faith that contemplation of such Superior Proposal and terminating this Agreement is necessary for such Board of Directors to comply with its fiduciary duties under applicable law; (ii) Cerulean must notify WellPoint in writing that it intends to enter into such an agreement and provide WellPoint with the then-current version of the proposed definitive documentation for such transaction and, (iii) WellPoint does not, within seven (7) days after the receipt of such written notice, provide a written offer that the Board of

Directors of Cerulean determines in good faith, after application of the analysis set forth in Section 5.17, to be at least as favorable as the Superior Proposal; or

     (g) by either of Cerulean or WellPoint in writing, without liability other than as provided in Section 7.02, if (i) Cerulean's shareholders decline to approve the Merger, (ii) the Georgia Department of Insurance declines to approve the Merger, (iii) the FTC or the Justice Department declines to approve the Merger under the HSR Act; or (iv) the Blue Cross Blue Shield Association declines to approve the Merger.

     7.02 Liquidated Damages. In the event of termination pursuant to Section 7.01(f) or Section 7.01(g) (if but only if such termination pursuant to Section 7.01(g) results from the failure of the holders of Cerulean Class B Stock to approve the Merger), Cerulean shall be obligated to pay to WellPoint within 15 days after such termination a termination fee of $10 million, which the parties hereto agree shall be the appropriate measure of liquidated damages and shall represent complete reimbursement of expenses incurred by WellPoint up to the date of termination, and which amount shall be the total damages and sole remedy of WellPoint upon the termination of this Agreement pursuant to Section 7.01(f) or Section 7.01(g).

     7.03 Termination of Obligations. Termination of this Agreement pursuant to this Article VII shall terminate all obligations of the parties hereunder, except for the obligations under Sections 7.02 (if applicable in connection with a termination), 7.03 and 8.07 hereof; provided, however, that termination pursuant to subparagraphs (b), (c) or (d) of Section 7.01 hereof shall not relieve a defaulting or breaching party from any liability to the other party hereto.

                                 ARTICLE VIII.

                                 MISCELLANEOUS

     8.01 Entire Agreement. This Agreement (including the Schedules and Exhibits) constitutes the sole understanding of the parties with respect to the subject matter hereof; provided, however, that this provision is not intended to abrogate any other written agreement between the parties executed with or after this Agreement, or abrogate the effect of that certain Confidentiality Agreement dated November 14, 1997 between Cerulean and WellPoint.

     8.02 Amendment. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

     8.03 Parties Bound by Agreement; Successors and Assigns. The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the parties hereto and the respective successors and assigns thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto prior to the Effective Time without the prior written consent of the other parties hereto. Except for the parties hereto and any person or entity covered by an indemnification provision hereunder, this Agreement is not intended to confer upon any other person any rights or remedies hereunder.

     8.04 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

     8.05 Headings. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

     8.06 Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provision hereof (whether or not similar).

     8.07 Expenses. Except as otherwise expressly provided herein, if the Merger is not consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, subject to the rights of such party contemplated under Article VII with respect to a willful breach, violation or default by the other party hereto.

     8.08 Survival of Representations and Warranties. The respective representations and warranties of Cerulean, WellPoint and WPAC contained herein or in any certificates or other documents delivered prior to or at the Closing by such parties pursuant to the terms of this Agreement shall terminate upon the consummation of the Merger and be of no further force and effect.

     8.09 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally or sent by registered or certified mail (including by overnight courier or express mail service), postage or fees prepaid, or sent by facsimile with original sent by overnight courier, if to Cerulean to:
         Cerulean Companies, Inc.
         3350 Peachtree Road, N.E.
         Capital City Plaza Building, 4th Floor
         Atlanta, Georgia 30326
         Attention: Mr. Hugh J. Stedman
         Telecopy No.: (404) 842-8451

        with a copy to:
         Long Aldridge & Norman LLP
         One Peachtree Center, Suite 5300
         303 Peachtree Street
         Atlanta, Georgia 30308
         Attention: Edgar H. Sims, Jr., Esq.
         Johnathan H. Short, Esq.
         Telecopy No.: (404) 527-4198

     if to WellPoint or WPAC to:
         21555 Oxnard Street
         Woodland Hills, CA 91367
         Attn: General Counsel
         Telecopy No.: (818) 703-4406

        with a copy to:
         Gibson, Dunn & Crutcher LLP
         One Montgomery Street
         Telesis Tower
         San Francisco, CA 94104
         Attn: William L. Hudson, Esq.
         Telecopy No.: (415) 986-5309

or at such other address for a party as shall be specified by like notice. Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or the office of such party. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been duly given to the party to which it is addressed at the close of business, local time of the recipient, on the fourth business day after the day it is so placed in the mail or, if earlier, the time of actual receipt.

     8.10 Governing Law. This Agreement is executed by the parties hereto in and shall be construed in accordance with and governed by the laws of Georgia without giving effect to the principles of conflicts of law thereof.

     8.11 Cerulean's Knowledge. As used herein, the terms "Cerulean's knowledge" and "to the knowledge of Cerulean" with respect to Cerulean shall mean the actual knowledge of any officer of Cerulean listed on Schedule 8.11.

     8.12 "Including." Words of inclusion shall not be construed as terms of limitation herein, so that references to "included" matters shall be regarded as non-exclusive, non-characterizing illustrations.

     8.13 "Gender and Number." Where the context requires, the use of a pronoun of one gender or the neuter is to be deemed to include a pronoun of the appropriate gender, singular words are to be deemed to include the plural, and vice versa.

     8.14 References. Whenever reference is made in this Agreement to any Article, Section, Schedule or Exhibit, such reference shall be deemed to apply to the specified Article or Section of this Agreement or the specified Schedule or Exhibit to this Agreement.

     8.15 Waiver of Jury Trial. Each party hereto waives its rights to a trial by jury in connection with any matter related to the Merger or this Agreement.

     8.16 Independent Arbitrator. As used herein, the term "Independent Arbitrator" shall mean an arbitrator which is mutually acceptable to the parties.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed on its behalf as of the date indicated on the first page hereof.

                                          CERULEAN COMPANIES, INC.

                                          By:     /s/ RICHARD D. SHIRK
                                            ------------------------------------
                                                      Richard D. Shirk
                                               President and Chief Executive
                                                           Officer

                                          WELLPOINT HEALTH NETWORKS INC.

                                          By:   /s/ LEONARD D. SCHAEFFER
                                            ------------------------------------
                                                    Leonard D. Schaeffer
                                            Chairman and Chief Executive Officer

                                          WATER POLO ACQUISITION CORP.

                                          By:   /s/ LEONARD D. SCHAEFFER
                                            ------------------------------------
                                                    Leonard D. Schaeffer
                                                         President

                                                                      APPENDIX B

                  OPINION OF MORGAN STANLEY & CO. INCORPORATED

                        AS TO THE FAIRNESS OF THE MERGER

                          TO THE CERULEAN SHAREHOLDERS

                                 MORGAN STANLEY

                              MORGAN STANLEY & CO.
                                  INCORPORATED
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 761-4000

                                  July 8, 1998

Board of Directors

Cerulean Companies, Inc.
3350 Peachtree Road, NE
Atlanta, Georgia 30326

Members of the Board of Directors:

     We understand that Cerulean Companies, Inc. (the "Company"), WellPoint Health Networks Inc. (the "Buyer") and WellPoint Acquisition Corp., a wholly owned subsidiary of the Buyer, ("Acquisition Sub") propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 8, 1998 (the "Merger Agreement") which provides, among other things, for the merger (the "Merger") of the Company with and into Acquisition Sub. Pursuant to the Merger, each outstanding share of Class A Convertible Common Stock, no par value, of the Company (the "Class A Common Stock"), and each outstanding share of Series A Preferred Stock, no par value, of the Company (the "Series A Preferred Stock"), other than shares held in treasury or held by the Buyer or an affiliate of the Buyer or as to which dissenters' rights have been perfected, will be converted into the right to receive, at the election of the holder in certain circumstances, either (i) a certain number of shares of common stock, par value $0.01 per share, of the Buyer (the "Buyer Common Stock"), (ii) a certain amount per share in cash, or (iii) a combination thereof, each determined pursuant to a certain formula set forth in the Merger Agreement. In addition, each outstanding share of Class B Convertible Preferred Stock, no par value, of the Company (the "Class B Preferred Stock"), other than shares held in treasury or held by the Buyer or any affiliate of the Buyer or as to which dissenters' rights have been perfected, will be converted into the right to receive a certain number of shares of the Buyer Common Stock, determined pursuant to a certain formula set forth in the Merger Agreement. For the purposes of this opinion, we have assumed that the Series A Preferred Stock and the Class B Preferred Stock have been converted into Class A Common Stock immediately prior to the consummation of the Merger. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the consideration to be received by the holders of shares of Class A Common Stock, Series A Preferred Stock and Class B Preferred Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of the Company and the Buyer;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer prepared by the managements of the Company and the Buyer, respectively;

          (iii) analyzed certain financial projections prepared by the management of the Company;

          (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

          (v) discussed the past and current operations and financial condition and the prospects of the Buyer with senior executives of the Buyer;

          (vi) reviewed the reported prices and trading activity for the Buyer Common Stock;

          (vii) compared the financial performance of the Company and the Buyer and the trading activity of the Buyer Common Stock with that of certain comparable publicly-traded companies and their securities;

          (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (ix) participated in discussions and negotiations among representatives of the Company and Buyer and their financial and legal advisors;

          (x) reviewed the draft Merger Agreement and certain related documents; and

          (xi) performed such other analyses as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986. Morgan Stanley has assumed that in connection with the receipt of all necessary regulatory approvals for the proposed Merger, no restrictions will be imposed that would have a material adverse effect upon the contemplated benefits expected to be derived from in the proposed Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We note that the holders of Class B Preferred Stock will not have an election to receive cash in the Merger and, in receiving shares of Buyer Common Stock in the transaction, may assume the market risk of holding such stock. We also note that the capital structure of the Company is comprised of three classes of stock, the Class A Common Stock, the Series A Preferred Stock and the Class B Preferred Stock, and we express no opinion as to the relative fairness of the consideration to be received among the various classes or series of stock. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us of, the date hereof.

     We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and the Buyer and their affiliates and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the Buyer's Common Stock will trade following the consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders' meeting held in connection with the Merger. As you know, in connection with the Merger we solicited a group of potential purchasers based upon certain criteria developed in consultation with the Special Committee of the Board of Directors and management of the Company.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Class A Common Stock, Series A Preferred Stock and Class B Preferred Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                               MORGAN STANLEY & CO. INCORPORATED

                                          By:
                                            ------------------------------------
                                                     Mary Anne Citrino
                                                     Managing Director

                                                                      APPENDIX C

                               ARTICLE 13 OF THE

                       GEORGIA BUSINESS CORPORATION CODE

                             RELATING TO RIGHTS OF

                            DISSENTING SHAREHOLDERS

Official Code of Georgia Annotated Copyright 1982-1996 State of Georgia.

                                CODE OF GEORGIA

            TITLE 14.  CORPORATIONS, PARTNERSHIPS, AND ASSOCIATIONS

                       CHAPTER 2.  BUSINESS CORPORATIONS

                        ARTICLE 13.  DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

 CURRENT THROUGH THE END OF 1995 EXTRAORDINARY SESSION OF THE GENERAL ASSEMBLY

14-2-1301  Definitions.

     As used in this article, the term:

          (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

          (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

          (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14- 2-1320 through 14-2-1327.

          (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

          (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

          (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (8) "Shareholder" means the record shareholder or the beneficial shareholder.

(Code 1981, Sec. 14-2-1301, enacted by Ga. L. 1988, p. 1070, Sec. 1; Ga. L.
1993, p. 1231, Sec. 16.)

14-2-1302.  Right to dissent.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:


             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or


             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

(Code 1981, Sec. 14-2-1302, enacted by Ga. L. 1988, p. 1070, Sec. 1; Ga. L.
1989, p. 946, Sec. 58.)

14-2-1303.  Dissent by nominees and beneficial owners.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights.

The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(Code 1981, Sec. 14-2-1303, enacted by Ga. L. 1988, p. 1070, Sec. 1.)

     14-2-1320.  Notice of dissenters' rights.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

     (Code 1981, Sec. 14-2-1320, enacted by Ga. L. 1988, p. 1070, Sec. 1; Ga. L.
1993, p. 1231, Sec. 17.)

14-2-1321.  Notice of intent to demand payment.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

(Code 1981, Sec. 14-2-1321, enacted by Ga. L. 1988, p. 1070, Sec. 1.)

Official Code of Georgia Annotated Copyright 1982-1996 State of Georgia.

14-2-1322.  Dissenters' notice.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

(Code 1981, Sec. 14-2-1322, enacted by Ga. L. 1988, p. 1070, Sec. 1.)

14-2-1323.  Duty to demand payment.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

(Code 1981, Sec. 14-2-1323, enacted by Ga. L. 1988, p. 1070, Sec. 1.)

14-2-1324.  Share restrictions.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(Code 1981, Sec. 14-2-1324, enacted by Ga. L. 1988, p. 1070, Sec. 1.)

14-2-1325.  Offer of payment.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

(Code 1981, Sec. 14-2-1325, enacted by Ga. L. 1988, p. 1070, Sec. 1; Ga. L.
1989, p. 946, Sec. 59; Ga. L. 1993, p. 1231, Sec. 18.)

14-2-1326.  Failure to take action.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

(Code 1981, Sec. 14-2-1326, enacted by Ga. L. 1988, p. 1070, Sec. 1; Ga. L.
1990, p. 257, Sec. 20.)

14-2-1327.  Procedure if shareholder dissatisfied with payment or offer.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

(Code 1981, Sec. 14-2-1327, enacted by Ga. L. 1988, p. 1070, Sec. 1; Ga. L.
1989, p. 946, Sec. 60; Ga. L. 1990, p. 257, Sec. 21; Ga. L. 1993, p. 1231, Sec.
19.)

14-2-1330 Court action.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

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     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

(Code 1981, Sec. 14-2-1330, enacted by Ga. L. 1988, p. 1070, Sec. 1; Ga. L.
1989, p. 946, Sec. 61; Ga. L. 1993, p. 1231, Sec. 20.)

14-2-1331 Court costs and counsel fees.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

(Code 1981, Sec. 14-2-1331, enacted by Ga. L. 1988, p. 1070, Sec. 1.)

14-2-1332 Limitation of actions.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

(Code 1981, Sec. 14-2-1332, enacted by Ga. L. 1988, p. 1070, Sec. 1.)

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                                                                      APPENDIX D

                   CERTIFICATE OF INCORPORATION OF WELLPOINT

                                    RESTATED

                          CERTIFICATE OF INCORPORATION

                                       OF

                         WELLPOINT HEALTH NETWORKS INC.

                           (PURSUANT TO SECTION 245)

     The undersigned, LEONARD D. SCHAEFFER and THOMAS C. GEISER, hereby certify that:

          One: They are the Chief Executive Officer and Secretary, respectively, of WellPoint Health Networks Inc. (the "Corporation"). WellPoint Health Networks Inc. was originally incorporated under the same name, and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 29, 1996.

          Two: Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of this Corporation.

          Three: The Certificate of Incorporation of the Corporation is hereby restated and amended to read in its entirety as follows:

                                   ARTICLE I
                                      NAME

     The name of the corporation (hereinafter called the "Corporation") is WellPoint Health Networks Inc.

                                   ARTICLE II
                                    PURPOSE

     Section 1. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware ("DGCL").

                                  ARTICLE III
                            AUTHORIZED CAPITAL STOCK

     Section 1. The total number of shares of all classes of stock which the Corporation shall have authority to issue is three hundred and fifty million (350,000,000) shares as follows: (a) three hundred million (300,000,000) shares of Common Stock, $.01 par value per share ("Common Stock"), and (b) fifty million (50,000,000) shares of Preferred Stock, $.01 par value per share ("Preferred Stock").

     Section 2. The rights, preferences, privileges and restrictions of the classes of stock of the Corporation and the express grant of authority to the Board of Directors to fix by resolution the rights, preferences, privileges and restrictions relating to the classes of stock of the Corporation which are not fixed by this Restated Certificate of Incorporation, are as follows:

                                  COMMON STOCK

     A. Dividends. Subject to any other provisions of this Restated Certificate of Incorporation, as amended from time to time, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon from time to time by the Board of Directors of the Corporation (the "Board of Directors") out of assets or funds of the Corporation legally available therefor.

     B. Voting. (i) At every meeting of the stockholders, every holder of Common Stock shall be entitled to one (1) vote in person or by proxy for each share of Common Stock standing in his or her name on the transfer books of the Corporation.

     (ii) The provisions of this Article III of this Restated Certificate of Incorporation shall not be modified, revised, altered or amended, repealed or rescinded, in whole or in part, without the affirmative vote of the holders of a majority of the shares of Common Stock.

                                PREFERRED STOCK

     The Board of Directors is authorized to provide, by resolution, for the issuance of one or more series of Preferred Stock out of the unissued shares of Preferred Stock and the Board of Directors is authorized to determine the designation and to fix the number of shares of each series. Except as maybe required by law, the shares in any series of Preferred stock need not be identical to any other series of Preferred Stock or any other class. The Board of Directors of the Corporation is further authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock subsequent to the issue of shares of that series.

                                   ARTICLE IV
                  BOARD OF DIRECTORS AND STOCKHOLDER MEETINGS

     The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

     Section 1. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than nine nor more than seventeen directors, the exact number of directors to be determined in accordance with the Bylaws of the Corporation. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual meeting of stockholders beginning in 1998, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

     Section 2. In the case of any vacancy on the Board of Directors, including any vacancy created by the removal of a director, or in the case of any newly created directorship, a director elected to fill the vacancy or the newly created directorship for the unexpired portion of the term being filled shall be elected pursuant to the procedures set forth in the Bylaws of the Corporation. The director elected to fill a vacancy shall hold office for the unexpired term in respect of which the vacancy occurred and until his successor shall be elected and shall qualify or until his or her earlier death, resignation or removal.

     Section 3. Any director or the entire Board of Directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the shares of the Corporation's stock entitled to vote at an election of directors. However, a director may not be removed without cause if the votes cast against removal of the director would be sufficient to elect the director if voted cumulatively (without regard to whether shares may otherwise be voted cumulatively) at an election at which the same total number of votes were cast and either the number of directors elected at the most recent annual meeting of the stockholders, or if greater, the number of directors for whom removal is being sought, were then being elected.

     Section 4. Whenever the holders of any series of Preferred Stock issued by the Corporation or of any other securities of the Corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Restated Certificate of Incorporation applicable thereto.

     Section 5. Election of Directors need not be by ballot unless a stockholder demands election by ballot at the meeting and before the voting begins or unless the Bylaws so require.

     Section 6. The Board of Directors shall have the concurrent power with the stockholders to make, alter, amend, change, add to or repeal (collectively, "Change") the Bylaws of the Corporation.

     Section 7. Meetings of the stockholders of the Corporation for any purpose or purposes may be held within or without the State of Delaware, as the Bylaws may provide.

     Section 8. No action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken by written consent without a meeting of such stockholders.

     Section 9. Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Chairman of the Board, the President, a majority of the members of the Board of Directors or the holders of shares entitled to cast not less than 10% of the votes at the meeting. Such special meeting may not be called by any other person or persons or in any other manner.

     Section 10. The approval of the greater of at least two-thirds or seven of the directors of the Corporation then in office shall be required for the Board of Directors to approve and authorize any of the following:

          (a) any amendment to this Restated Certificate of Incorporation of the Corporation; and

          (b) the amendment of Sections 8 and 10 of Article II, Sections 2, 3 and 14 of Article III, Sections 1 and 2 of Article IV, and Sections 6 and 7 of Article V of the Bylaws of the Corporation.

                                   ARTICLE V

                                INDEMNIFICATION

     Section 1. Other than in the case of an action by, or in the right of, the Corporation, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the Corporation or of a Predecessor Corporation, against expenses (including, but not limited to, attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding to the fullest extent and in the manner set forth in and permitted by the DGCL and any other applicable law, as from time to time in effect. To the maximum extent permitted by the DGCL, the Corporation shall advance expenses (including attorneys' fees) incurred by any person indemnified hereunder in defending any civil, criminal, administrative or investigative action, suit or proceeding upon an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation. Such rights of indemnification and advancement of expenses shall not be deemed to be exclusive of any other rights to which such director or officer may be entitled apart from the foregoing provisions. The foregoing provisions of this Section 1 shall be deemed to be a contract between the Corporation (or any Predecessor Corporation) and each director and officer who serves in such capacity at any time while this
Section 1 and the relevant provisions of the DGCL and other applicable law, if any, are in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing, with respect to any state of facts then or theretofore existing, or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. For purposes hereof "Predecessor Corporation" shall mean WellPoint Health Networks Inc., a California corporation ("WellPoint California").

     Section 2. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an employee or agent of the Corporation (or a Predecessor Corporation), or is or was serving at the request of the Corporation (or a Predecessor Corporation), as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including, but not limited to, attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the extent and in the manner set forth in and permitted by the DGCL and any other applicable law as from time to time in effect. Such right of indemnification shall not be deemed to be exclusive of any other rights to which any such person may be entitled apart from the foregoing provisions.

                                   ARTICLE VI

                     LIABILITY FOR BREACH OF FIDUCIARY DUTY

     A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived any improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize, with the approval of a corporation's stockholders, further reductions in the liability of the corporation's directors for breach of fiduciary duty, then a Director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

                                  ARTICLE VII

                            RESTRICTION ON TRANSFER

     Section 1. No Person (as defined in Section 14 below) shall Beneficially Own (as defined in Section 14 below) shares of Capital Stock (as defined in Section 14 below) in excess of the Ownership Limit (as defined in Section 14 below). Any Transfer (as defined in Section 14 below) that, if effective, would result in any Person Beneficially Owning Capital Stock in excess of the Ownership Limit shall result in such intended transferee acquiring no rights in such shares of Capital Stock (other than those rights expressly granted in this Article VII) and such number of shares of Capital Stock shall be deemed transferred to the Share Escrow Agent (as defined in Section 14 below) as set forth in this Article VII.

     Section 2. If, notwithstanding any other provisions of this Article VII, there is a purported Transfer or other change in the capital structure of the Corporation such that any Person would Beneficially Own shares of Capital Stock in excess of the Ownership Limit (a "Purported Owner"), then, upon such Transfer or change in capital structure, such shares of Capital Stock in excess of the Ownership Limit shall be Excess Shares for purposes of this Article VII; provided, however, that in the event that any Person becomes a Purported Owner as a result of Beneficial Ownership of Capital Stock of one Person being aggregated with another Person, then the number of Excess Shares subject to this
Article VII shall be allocated pro rata among each Purported Owner in proportion to each Person's total Beneficial Ownership (without regard to any aggregation with another Person pursuant to Section 14(b)(4) or (5) of this Article VII). Upon the occurrence of any event that would cause any Person to exceed the Ownership Limit (including without limitation the expiration of a voting trust, without being renewed on substantially similar terms, that entitled such Person to an exemption from the Ownership Limit), all shares of Capital Stock Beneficially Owned by such Person in excess of the Ownership Limit shall also be Excess Shares for purposes of this Article VII, such Person shall be deemed the Purported Owner of such Excess Shares and such Person's rights in such Excess Shares shall be as prescribed in this Article VII.

     Excess Shares shall not constitute a separate class of Capital Stock.

     Section 3. If the Corporation at any time determines that a Transfer has taken place in violation of Section 1 of this Article VII or that a Purported Owner intends to acquire or has attempted to acquire Beneficial Ownership of any shares of Capital Stock in violation of Section 1 of this Article VII, the Corporation shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer, including, without limitation, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin or rescind such Transfer; provided, however, that any purported Transfers in violation of Section 1 of this Article VII shall automatically result in all shares of Capital Stock in excess of the Ownership Limit being deemed Excess Shares. Notwithstanding the foregoing, nothing contained in this Article VII shall limit the authority of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders.

     Section 4. Any Purported Owner who acquires or attempts to acquire shares of Capital Stock in violation of Section l of this Article VII, or any Purported Owner who is a transferee such that any shares of Capital Stock are deemed Excess Shares under Section 2 of this Article VII, shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request.

     Section 5. Each certificate for Capital Stock issued by the Corporation shall bear the following legend:

     The shares of stock represented by this certificate are subject to restrictions on ownership and transfer. No Person shall Beneficially Own shares of Capital Stock in excess of the Ownership Limit (as defined in Article VII, Section 14 of the Restated Certificate of Incorporation of the Corporation). Subject to certain limited specific exemptions, Beneficial Ownership of 5% or more of the outstanding shares of any class of Capital Stock will exceed the Ownership Limit. These provisions have been designed to ensure that the Corporation will not violate the terms of the License Agreement between the Corporation and the Blue Cross and Blue Shield Association (the "BCBSA"). The Corporation maintains at its principal executive office a copy of the applicable requirements of the BCBSA relating to such restrictions on ownership and transfer, as such requirements may be amended from time to time, which are open to inspection by the stockholders, at all reasonable times during office hours. Any Person who attempts to beneficially own shares in violation of this limitation must immediately notify the Corporation. All capitalized terms in this legend have the meanings ascribed to them in the Corporation's Restated Certificate of Incorporation, as the same may be amended from time to time, a copy of which, including the restrictions on ownership and transfer, will be sent without charge to each stockholder who so requests. Upon the occurrence of any event that would cause any Person to exceed the Ownership Limit (including without limitation the expiration of a voting trust that entitled such Person to an exemption from the Ownership Limit), all shares of Capital Stock Beneficially Owned by such Person in excess of the Ownership Limit will automatically be deemed Excess Shares and be transferred immediately to the Share Escrow Agent and be subject to the provisions of the Corporation's Restated Certificate of Incorporation and the Share Escrow Agent Agreement, a copy of which the Corporation maintains at its principal executive office. The foregoing summary of the restrictions on ownership and transfer is qualified in its entirety by reference to the Corporation's Restated Certificate of Incorporation.

     Section 6. Upon the occurrence of a Transfer or an event that results in Excess Shares pursuant to Section 2 of this Article VII, such Excess Shares shall automatically be transferred immediately to the Share Escrow Agent, which Excess Shares, subject to the provisions of this Article VII, shall be held by the Share Escrow Agent until such time as the Excess Shares are transferred to a Person whose acquisition thereof will not violate the Ownership Limit (a "Permitted Transferee") and the Share Escrow Agent shall be authorized to execute any and all documents sufficient to transfer title to any Permitted Transferee, even in the absence of receipt of certificate(s) representing Excess Shares. The Corporation shall take such actions as it deems necessary to give effect to such transfer to the Share Escrow Agent, including by issuing a stop transfer order to the Corporation's transfer agent with respect to any attempted transfer by the Purported Owner or its nominee of any Excess Shares and by giving effect, or by instructing the Corporation's transfer agent to give effect, to such transfer to a Permitted Transferee on the books of the Corporation. Excess Shares so held shall be issued and outstanding shares of Capital Stock. The Purported Owner shall have no rights in such Excess Shares except as provided in Sections 7, 8, and 11 of this Article VII and the administration of the Excess Shares escrow shall be governed by the terms of a Share Escrow Agent Agreement.

     Section 7. The Share Escrow Agent, as record holder of Excess Shares, shall be entitled to receive all dividends and distributions as may be declared by the Board of Directors with respect to Excess Shares (the "Excess Share Dividends") and shall hold the Excess Share Dividends until disbursed in accordance with the provisions of Section 11 following. The Purported Owner, with respect to Excess Shares purported to be Beneficially Owned by such Purported Owner prior to such time that the Corporation determines that such shares are Excess Shares, shall repay to the Share Escrow Agent the amount of any Excess Share Dividends received by it that (i) are attributable to any Excess Shares and (ii) the record date of which is on or after the date that such shares become Excess Shares. The Corporation shall take all measures that it determines reasonably necessary to recover the amount of any Excess Share Dividends paid to a Purported Owner, including, if necessary, withholding any portion of future dividends or distributions payable on shares of Capital Stock Beneficially Owned by any Purported Owner (including on shares which fall below the Ownership Limit as well as on Excess Shares), and, as soon as practicable following the Corporation's receipt or withholding thereof, shall pay over to the Share Escrow Agent the dividends so received or withheld, as the case may be.

     Section 8. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of, or any distribution of the assets of, the Corporation, the Share Escrow Agent shall be entitled to receive, ratably with each other holder of Capital Stock of the same class or series, that portion of the assets of the Corporation that is available for distribution to the holders of such class or series of Capital Stock. The Share Escrow Agent shall distribute to the Purported Owner the amounts received upon such liquidations, dissolution or winding up or distribution in accordance with the provisions of
Section 11 of this Article VII.

     Section 9. The Share Escrow Agent shall be entitled to vote all Excess Shares. The Share Escrow Agent shall be instructed by the Corporation to vote, consent or assent the Excess Shares as follows: (i) if the matter concerned is the election of directors, the Share Escrow Agent shall vote, consent or assent the whole number of Excess Shares held by the Share Escrow Agent for each director by multiplying the number of votes held in escrow by a fraction, the numerator of which is the number of Nonaffiliated Votes cast for the director and the denominator of which is the number of Nonaffiliated Votes that could have been cast in the election of the director and are present in person or by proxy at the meeting; (ii) where the matter under the DGCL or this Restated Certificate of Incorporation or the Bylaws of the Corporation requires at least an absolute majority of all outstanding shares of Common Stock in order to be effected, then the Share Escrow Agent shall vote, assent or consent all of such Excess Shares in favor of or in opposition to such matter as the majority of all Nonaffiliated Votes are cast; and (iii) on all other matters, the Share Escrow Agent shall at all times vote, assent or consent all of such shares in the identical proportion in favor of or in opposition to such matter as Nonaffiliated Votes are cast. If any calculation of votes under the preceding sentence would require a fractional vote, the Share Escrow Agent shall vote the next lower number of whole Excess Shares. The Share Escrow Agent shall use all reasonable commercial efforts to ensure, with respect to Excess Shares, that such Excess Shares are counted as being present for the purposes of any quorum required for stockholder action of the Corporation and to vote as set forth above. For purposes of this Restated Certificate of Incorporation, "Nonaffiliated Votes" shall mean the votes cast by stockholders other than any Share Escrow Agent with respect to Excess Shares.

     Section 10. (a) In an orderly fashion so as not to materially adversely affect the price of Common Stock on the New York Stock Exchange or, if Common Stock is not listed on the New York Stock Exchange, on the exchange or other principal market on which Common Stock is traded, the Share Escrow Agent shall sell or cause the sale of Excess Shares at such time or times as the Share Escrow Agent determines to be appropriate. The Share Escrow Agent shall have the right to take such actions as the Share Escrow Agent deems appropriate to seek to restrict sale of the shares to Permitted Transferees.

     (b) The Share Escrow Agent shall have the power to convey to the purchaser of any Excess Shares sold by the Share Escrow Agent ownership of the Excess Shares free of any interest of the Purported Owner of those Excess Shares and free of any other adverse interest arising through the Purported Owner.

     (c) Upon acquisition by any Permitted Transferee of any Excess Shares sold by the Share Escrow Agent or the Purported Owner, such shares shall upon such sale cease to be Excess Shares and shall become regular shares of Capital Stock in the class to which the Excess Shares belong, and the purchaser of such shares shall acquire such shares free of any claims of the Share Escrow Agent or the Purported Owner.

     (d) To the extent permitted by law, none of the Corporation, the Share Escrow Agent or anyone else shall have any liability to the Purported Owner or anyone else by reason of any action or inaction the Corporation or the Share Escrow Agent shall take which either shall in good faith believe to be within the
                                       D-8
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scope of its authority under this Article VII or by reason of any decision as to when or how to sell any Excess Shares or by reason of any other action or inaction in connection with activities under this Article VII which docs not constitute gross negligence or willful misconduct. Without limiting by implication the scope of the preceding sentence, to the extent permitted by law,
(a) neither the Share Escrow Agent nor the Corporation shall have any liability on grounds that either failed to take actions which would have produced higher proceeds for any of the Excess Shares or by reason of the manner or timing for any disposition of any Excess Shares and (b) the Share Escrow Agent shall not be deemed to be a fiduciary or Agent of any Purported Owner.

     Section 11. The proceeds from the sale of the Excess Shares to a Permitted Transferee and any Excess Share Dividends shall be distributed as follows: (i) first, to the Share Escrow Agent for any costs and expenses incurred in respect of its administration of the Excess Shares that have not theretofore been reimbursed by the Corporation; (ii) second, to the Corporation for all costs and expenses incurred by the Corporation in connection with the appointment of the Share Escrow Agent, the payment of fees to the Share Escrow Agent with respect to the services provided by the Share Escrow Agent in respect of the escrow and all funds expended by the Corporation to reimburse the Share Escrow Agent for costs and expenses incurred by the Share Escrow Agent in respect of its administration of the Excess Shares and for all fees, disbursements and expenses incurred by the Share Escrow Agent in connection with the sale of the Excess Shares; and (iii) third, the remainder thereof (as the case may be) to the Purported Owner or the Person who was the holder of record before the shares were transferred to the Share Escrow Agent (depending on who shall at such time be entitled to any economic interest in the Excess Shares); provided, however, if the Share Escrow Agent shall have any questions as to whether any security interest or other interest adverse to the Purported Owner shall have existed with respect to any Excess Shares, the Share Escrow Agent shall not be obligated to disburse proceeds for those shares until the Share Escrow Agent is provided with such evidence as the Share Escrow Agent shall deem necessary to determine the parties who shall be entitled such proceeds.

     Section 12. Subject to Section 13 of this Article VII, nothing contained in this Article VII or in any other provision of this Restated Certificate of Incorporation shall limit the authority of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders.

     Section 13. Nothing in this Restated Certificate of Incorporation shall preclude the settlement of any transactions entered into through the facilities of the New York Stock Exchange or any other exchange or through the means of any automated quotation system now or hereafter in effect.

     Section 14.  The following definitions shall apply with respect to this
Article VII:

          (a) "affiliate" and "associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended or supplemented (the "Exchange Act") at the time as of which the term shall be applied and any other federal law which BCBSA shall reasonably judge to have replaced or supplemented the coverage of the Exchange Act as in effect at May 20, 1996.

          (b) Except as is provided in (c) of this Section 14, a Person shall be deemed to "Beneficially Own," be the "Beneficial Owner" of or have "Beneficial Ownership" of any Capital Stock:

             (1) in which such Person shall then have a direct or indirect beneficial ownership interest;

             (2) in which such Person shall have the right to acquire any direct or indirect beneficial ownership interest pursuant to any option or other agreement (either immediately or after the passage of time or the occurrence of any contingency);

             (3) which such Person shall have the right to vote;

             (4) in which such Person shall hold any other interest which would count in determining whether such Person would be required to file a
        Schedule 13D; or

             (5) which shall be Beneficially Owned (under the concepts provided in the preceding clauses) by any affiliate or associate of the particular Person or by any other Person with whom the particular Person or any such affiliate or associate has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities and other than pursuant to that certain Registration Rights Agreement between the Corporation and Western Health Partnerships dated as of May 20, 1996 relating to the acquisition, holding, voting or disposing of any securities of the Corporation).

          (c) The following provisions are included to clarify (b) above: (1) A Person shall not be deemed to Beneficially Own, be the Beneficial Owner of, or have Beneficial Ownership of Capital Stock by reason of possessing the right to vote if (i) such right arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act, and (ii) such Person is not the Purported Owner of any Excess Shares, is not named as holding a beneficial ownership interest in any Capital Stock in any filing on
     Schedule 13D and is not an affiliate or associate of any such Purported Owner or named Person.

             (2) A member of a national securities exchange or a registered depositary shall not be deemed to Beneficially Own, be the Beneficial Owner of or have Beneficial Ownership of Capital Stock held directly or indirectly by it on behalf of another Person (and not for its own account) solely because such member or depositary is the record holder of such Capital Stock, and (in the case of such member), pursuant to the rules of such exchange, such member may direct the vote of such Capital Stock without instruction on matters which are uncontested and do not affect substantially the rights or privileges of the holders of the Capital Stock to be voted but is otherwise precluded by the rules of such exchange from voting such Capital Stock without instruction on either contested matters or matters that may affect substantially the rights or the privileges of the holders of such Capital Stock to be voted.

             (3) A Person who in the ordinary course of business is a pledgee of Capital Stock under a written pledge agreement shall not be deemed to Beneficially Own, be the Beneficial Owner of or have Beneficial Ownership of such pledged Capital Stock solely by reason of such pledge until the pledgee has taken all formal steps which are necessary to declare a default or has otherwise acquired the power to vote or to direct to vote such pledged Capital Stock, provided that;

                (i) the pledge agreement is bona fide and was not entered into with the purpose nor with the effect of changing or influencing the control of the Corporation, nor in connection with any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) promulgated under the Exchange Act; and

                (ii) the pledge agreement does not grant to the pledgee the right to vote or to direct the vote of the pledged securities prior to the time the pledgee has taken all formal steps which are necessary to declare a default.

             (4) A Person engaged in business as an underwriter or a placement agent for securities who enters into an agreement to acquire or acquires Capital Stock solely by reason of its participation in good faith and in the ordinary course of its business in the capacity of underwriter or placement agent in any underwriting or agent representation registered under the Securities Act of 1933, as amended and in effect at May 20, 1996 (the "Securities Act"), a bona fide private placement, a resale under Rule 144A promulgated under the Securities Act or in any foreign or other offering exempt from the registration requirements under the Securities Act shall not be deemed to Beneficially Own, be the Beneficial Owner of or have Beneficial Ownership of such securities until the expiration of forty (40) days after the date of such acquisition so long as (i) such Person does not vote such Capital Stock during such period and (ii) such participation is not with the purpose or with the effect of changing or influencing control of the Corporation, nor in connection with or facilitating any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) promulgated under the Exchange Act.

             (5) If the Corporation shall sell shares in a transaction not involving any public offering, then each purchaser in such offering shall be deemed to obtain Beneficial Ownership in such offering of the shares purchased by such purchaser, but no particular purchaser shall be deemed to Beneficially Own or have acquired Beneficial Ownership or be the Beneficial Owner in such offering of shares purchased by any other purchaser solely by reason of the fact that all such purchasers are parties to customary agreements relating to the purchase of equity securities directly from the Corporation in a transaction not involving a public offering, provided that: (i) all the purchasers are persons specified in Rule 13d-1(b)(1)(ii) promulgated under the Exchange Act;

                (ii) the purchase is in the ordinary course of each purchaser's business and not with the purpose nor with the effect of changing or influencing control of the Corporation, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) promulgated under the Exchange Act;

                (iii) there is no agreement among or between any purchasers to act together with respect to the Corporation or its securities except for the purpose of facilitating the specific purchase involved; and

                (iv) the only actions among or between any purchasers with respect to the Corporation or its securities subsequent to the closing date of the nonpublic offering are those which are necessary to conclude ministerial matters directly related to the completion of the offer or sale of the securities sold in such offering.

             (6) The Share Escrow Agent shall not be deemed to be the Beneficial Owner of any Excess Shares held by such Share Escrow Agent pursuant to a Share Escrow Agent Agreement, nor shall any such Excess Shares be aggregated with any other share of Capital Stock held by affiliates or associates of such Share Escrow Agent.

          (d) "Capital Stock" shall mean shares (or any other basic unit) of any class or series of any voting security which the Corporation may at any time issue or be authorized to issue, that entitles the holder thereof to vote on any election, but not necessarily all elections, of directors. To the extent that classes or series of Capital Stock vote together in the election of directors with equal votes per share, they shall be treated as a single class of Capital Stock for the purpose of computing the relevant Ownership Limit or the right to amend this Restated Certificate of Incorporation.

          (e) "License Agreement" shall mean the license agreement between the Corporation and the BCBSA, including any and all addenda thereto, now in effect and, as it may be amended, modified, superseded and/or replaced from time to time, with respect to, among other things, the "Blue Cross" name and mark.

          (f) "Ownership Limit" shall mean the following:

             (1) Except as otherwise expressly provided in this Subsection (f) and subject to Section 15(a), the Ownership Limit shall be that number of shares of Capital Stock one share lower than the number of shares of Capital Stock which would represent 5% of the Voting Power.

             (2) In the event the Corporation and BCBSA shall agree in writing, through an amendment of the License Agreement or otherwise, that an Ownership Limit of a higher percentage than that prescribed in clause
        (1) shall apply, then the Ownership Limit shall be as specified in such written agreement.

             (3) In the event any particular Person shall Beneficially Own shares of Capital Stock in excess of the Ownership Limit which would apply were it not for this clause (3) (the "Regular Limit"), such ownership shall not be deemed to exceed the Ownership Limit provided that (i) such Person shall not at any time Beneficially Own shares of Capital Stock in excess of the Regular Limit plus 1% and (ii) within thirty (30) days of the time when the particular Person becomes aware of the fact that the regular Limit has been exceeded, the particular Person reduces such Person's Beneficial Ownership below the Regular Limit.

          (g) "Person" shall mean any individual, firm, partnership, corporation, trust, association, joint venture or other entity, and shall include any successor (by merger or otherwise) of any such entity.

          (h) "Schedule 13D" means a report on Schedule 13D under Regulation 13D of the Exchange Act as in effect at May 20, 1996 and any report which may be required in the future under any requirements which BCBSA shall reasonably judge to have any of the purposes served by Schedule 13D as in effect at May 20, 1996.

          (i) "Share Escrow Agent" shall mean the Person appointed by the Corporation to act as escrow agent with respect to some or all of the Excess Shares.

          (j) "Transfer" shall mean any sale, transfer, gift, hypothecation, pledge, assignment, devise or other disposition of Capital Stock (including
     (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of Capital Stock or (ii) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Capital Stock), whether voluntary or involuntary, whether of record, constructively or beneficially and whether by operation of law or otherwise.

          (k) "Voting Power." The percentage of the voting power attributable to the shares of Capital Stock Beneficially Owned by any particular Person shall be equal to the percentage of all votes which could be cast in any election of any director which could be accounted for by the shares of Capital Stock Beneficially Owned by that particular Person. If in connection with an election for any particular position on the Board, shares in different classes or series are entitled to be voted together for purposes of such election, then in determining the number of "all votes which could be cast" in the election for that particular position for purposes of the preceding sentence, the number shall be equal to the number of votes which could be cast in the election for that particular position if all shares entitled to be voted in such election (regardless of series or class) were in fact voted in such election. If the Corporation shall issue any series or class of shares for which positions on the Board are reserved or shall otherwise issue shares which have voting rights which can arise or vary based upon terms governing that class or series, then the percentage of the voting power represented by the shares of Capital Stock Beneficially Owned by any particular Person shall be the highest percentage of the total votes which could be accounted for by those shares in any election of any director.

     Section 15. (a) This Article VII shall not be applicable with respect to any outstanding shares of Capital Stock of the Corporation owned by the California HealthCare Foundation (the "Foundation") which were (i) issued by the Corporation in exchange for "Original Shares" (such shares of Capital Stock being referred to as "Exchange Shares") or (ii) acquired by the Foundation with respect to Exchange Shares as a result of a stock dividend, stock split, conversion, recapitalization, exchange of shares or the like, so long as such Capital Stock of this Corporation shall be Beneficially Owned by the Foundation or an affiliate of the Foundation or by a trustee for the account of the Foundation or affiliate of the Foundation. "Original Shares" means shares of capital stock of WellPoint California owned by the Foundation which were outstanding on May 20, 1996, and shares of WellPoint California acquired by the Foundation with respect to such shares after such time as a result of a stock dividend, stock split, conversion, recapitalization, exchange of shares or the like. All (1) Exchange Shares and such other shares of Capital Stock received by the Foundation or affiliate of the Foundation or by a trustee for the account of the Foundation or affiliate of the Foundation as a result of a stock dividend, stock split, conversion, recapitalization, exchange of shares or the like relating to such Exchange Shares shall be aggregated with (2) any other shares of Capital Stock for which the Foundation or affiliate or trustee of the Foundation becomes a Beneficial Owner, including shares of Capital Stock issued in exchange for shares of WellPoint California which were not Original Shares (all such shares referred to in the immediately preceding clause (2) being defined as "After Acquired Shares"), in determining if such After Acquired Shares are Excess Shares. Upon the transfer of any Beneficial Ownership interest in any Exchange Shares and such other shares of Capital Stock received by the Foundation or affiliate of the Foundation or by a trustee for the account of the Foundation or affiliate of the Foundation as a result of a stock dividend, stock split, conversion, recapitalization, exchange of shares or the like relating to such Exchange Shares, from the

Foundation or affiliate or trustee thereof to any unaffiliated transferee, that Capital Stock shall become fully subject to this Article VII from and at all times after such transfer.

     Any Exchange Shares and such other shares of Capital Stock received by the Foundation or affiliate of the Foundation or by a trustee for the account of the Foundation or affiliate of the Foundation as a result of a stock dividend, stock split, conversion, recapitalization, exchange of shares or the like relating to such Exchange Shares shall automatically become subject to this Article VII upon transfer to any affiliate or trustee of the Foundation, unless such affiliate or trustee is subject to a binding obligation to vote such shares in the manner prescribed by the terms of the Voting Agreement dated May 20, 1996 or Voting Trust Agreement dated May 8, 1996 (as such agreements or replacements thereof may be in effect from time to time), whichever is applicable, entered into by the Foundation with respect to Original Shares subject to such agreement. For purposes of this Section 15(a), neither The California Endowment nor any of its successors in interest or affiliates shall be deemed to be an affiliate of the Foundation.

     (b) This Article VII shall become ineffective and of no further force and effect in the event that the Corporation ceases to be subject to any License Agreement.

     (c) Subject to (a) and (b) above, the Board of Directors of the Corporation has the power to interpret this Article VII and, in the absence of manifest error, any interpretation by the Board of Directors of the Corporation shall be binding; provided, however, that in making any such interpretation, the Board of Directors of the Corporation shall consider the Corporation's obligations to the BCBSA, wherever relevant.

                                  ARTICLE VIII

                             NO PREFERENTIAL RIGHTS

     No stockholder of the Corporation shall, by reason of his, her or its holding shares of any class, have any preemptive or preferential rights to purchase or subscribe to any shares of the Corporation now or hereafter to be authorized, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase shares of any class now or hereafter to be authorized (whether or not the issuance of any such shares or such notes, debentures, bonds or other securities would adversely affect the dividend or voting rights of such stockholder) other than such rights, if any, as the Board of Directors in its discretion from time to time may grant and at such price as the Board of Directors may fix; and the Board of Directors may issue shares of the Corporation or any notes, debentures, bonds or other securities, convertible into or carrying options or warrants to purchase shares without offering any such shares, either in whole or in part, to the existing stockholders.

                                   ARTICLE IX

                              NO CUMULATIVE VOTING

     Stockholders are not entitled to cumulate votes at any election of directors.

                                   ARTICLE X

                               BOOKS AND RECORDS

     The books and records of the Corporation may be kept (subject to any provision contained in the statutes) at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

                                   ARTICLE XI

              RIGHT TO AMEND RESTATED CERTIFICATE OF INCORPORATION

     The Corporation reserves the right to Change any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that subject to the powers and rights provided for herein with respect to Preferred Stock issued by the Corporation, if any, but not withstanding anything else contained in this Restated Certificate of Incorporation to the contrary, (a) the affirmative vote of the holders of at least seventy-five percent (75%) of each class of the shares of Capital Stock, represented and voting at a duly held meeting of stockholders of the Corporation at which a quorum is present, voting by class, shall be required to Change Sections 1, 2, 6, 8 and 10 of Article IV, Article VII, Article IX or this Article XI; (b) no amendment of this Restated Certificate of Incorporation as described in the preceding clause (a) shall be effective unless approved by the affirmative vote of a majority of the outstanding shares of Capital Stock entitled to vote, (c) the provisions of clause (a) above shall not apply to any amendment to Article VII to conform
Article VII to a change to the terms of the License Agreement or to any amendment to Article VII required or permitted by the BCBSA (whether or not constituting a change to the terms of the License Agreement) and (d) the provisions of clauses (a), (b) and (c) above shall become ineffective and of no further force and effect in the event that the Corporation ceases to be subject to any License Agreement.

                                  ARTICLE XII

                                REGISTERED AGENT

     The address of the registered office of the corporation in the state of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is CT Corporation.

     The foregoing amendment and restatement of the Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law.

     We further declare under penalty of perjury under the laws of the State of Delaware that the matters set forth in this Certificate are true and correct of our own knowledge.

     IN WITNESS WHEREOF, the undersigned have executed this Certificate on July 29, 1997.

                                          LEONARD D. SCHAEFFER

                                          --------------------------------------
                                                   Leonard D. Schaeffer
                                                 Chief Executive Officer

                                          THOMAS C. GEISER

                                          --------------------------------------
                                                     Thomas C. Geiser
                                                        Secretary

     The undersigned certify under penalty of perjury that they have read the foregoing Restated Certificate of Incorporation and know the contents thereof and that the statements therein are true and correct.

     Executed at Los Angeles, California, on July 29, 1997.

                                          LEONARD D. SCHAEFFER

                                          --------------------------------------
                                                   Leonard D. Schaeffer
                                                 Chief Executive Officer

                                          THOMAS C. GEISER

                                          --------------------------------------
                                                     Thomas C. Geiser
                                                        Secretary

                                                                      APPENDIX E

                              BYLAWS OF WELLPOINT

                    BYLAWS OF WELLPOINT HEALTH NETWORKS INC.

                                   ARTICLE I

                                    OFFICES

     Section 1. Principal Office. The Board of Directors shall fix the location of the principal executive office of the Corporation at any place within or outside the State of Delaware. If the principal executive office is located outside this state, and the Corporation has one or more business offices in this state, the Board of Directors shall fix and designate a principal business office in the State of Delaware.

     Section 2. Other Offices. The Board of Directors may at any time establish branch or subordinate offices at any place or places within or outside the State of Delaware as the Board of Directors may from time to time determine or as the business of the Corporation may require.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

     Section 1. Place of Meetings. Meetings of stockholders shall be held at any place within or outside the State of Delaware designated by the Board of Directors. In the absence of any such designation by the Board of Directors, stockholders' meetings shall be held at the principal executive office of the Corporation.

     Section 2. Annual Meetings. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before such meeting shall be held on the second Tuesday of May each year at 10:00 A.M., if not a legal holiday under the laws of the place where such meeting is to be held, and if a legal holiday, then on the next succeeding day not a legal holiday under the laws of that place, or on such other date and at such hour as may be fixed from time to time by the Board of Directors.

     Section 3. Special Meetings. Subject to the rights of holders of any class or series of stock having a preference over the Corporation's common stock (the "Common Stock"), a special meeting of the stockholders may be called at any time by a majority of the entire Board of Directors, the Chairman of the Board, the President or the holders of shares entitled to cast not less than 10% of the votes at the meeting.

     If a special meeting is called by any person or persons other than the Board of Directors, the Chairman of the Board or the President, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board, the President, any Vice President, or the Secretary of the Corporation.

     Section 4. Notice of Stockholders' Meetings. All notices of meetings of stockholders shall be sent or otherwise given in accordance with Section 5 of this Article II not less than 10 nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and
(i) in the case of a special meeting, the general nature of the business to be transacted, and no other business may be transacted or (ii) in the case of the annual meeting, those matters which the Board of Directors, at the time of giving the notice, intends to present for action by the stockholders. The notice of any meeting at which directors are to be elected shall include the names of nominees intended at the time of the notice to be presented by the Board of Directors for election.

     If action is proposed to be taken at any meeting for approval of (i) amendment of the Certificate of Incorporation, pursuant to Section 242 of the Delaware General Corporation Law (the "DGCL"), (ii) a merger or consolidation of the Corporation, pursuant to Subchapter IX of the DGCL, or (iii) a voluntary dissolution of the Corporation, pursuant to Subchapter X of the DGCL; the notice shall also state the general nature of that proposal.

     Section 5. Manner of Giving Notice; Affidavit of Notice. Notice of any meeting of stockholders shall be given either personally or by first-class mail or telegraphic or other written communication, charges prepaid, addressed to the stockholder at the address of that stockholder appearing on the books of the Corporation or given by the stockholder to the Corporation for the purpose of notice. If no such address appears on the Corporation's books or is given, notice shall be deemed to have been given if sent to that stockholder by first-class mail or telegraphic or other written communication to the Corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county in which that office is located. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by telegram or other means of written communication.

     If any notice addressed to a stockholder at the address of that stockholder appearing on the books of the Corporation is returned to the Corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the stockholder at that address, all future notices or reports shall be deemed to have been duly given without further mailing if such notices or reports shall be available to the stockholder on written demand of the stockholder at the principal executive office of the Corporation for a period of one year from the date of the giving of such notice or report to other stockholders.

     An affidavit of the mailing or other means of giving any notice of any stockholders' meeting shall be executed by the Secretary, Assistant Secretary, or any transfer agent of the Corporation giving the notice, and shall be filed and maintained in the minute book of the Corporation.

     Section 6. Quorum. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of stockholders shall constitute a quorum (unless reduced by an amendment to the Certificate of Incorporation of the Corporation, but in any case no fewer than one-third of the shares entitled to vote) for the transaction of business. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

     Section 7. Adjourned Meeting; Notice. Any stockholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at that meeting, except as provided in Section 6 of this Article II.

     When any meeting of stockholders, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at a meeting at which the adjournment is taken, unless a new record date for the adjourned meeting is fixed, or unless the adjournment is for more than 30 days from the date set for the original meeting, in which case the Board of Directors shall set a new record date. Notice of any such adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 4 and 5 of this Article II. At any adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting.

     Section 8. Voting. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 11 of this Article II, subject to the provisions of Section 217 of the DGCL (relating to voting shares held by a fiduciary, pledges or in joint ownership). The stockholders' vote may be by voice vote (unless required by law or determined by a majority of the Board of Directors to be unadvisable) or by ballot; provided, however, that any election for directors must be by ballot if demanded by any stockholder before the voting has begun. Any stockholder may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the stockholder fails to specify the number of shares which such stockholder is voting affirmatively, it will be conclusively presumed that the stockholder's approving vote is with respect to all shares that such stockholder is entitled to vote. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter (other than the election of directors) shall be the act of the stockholders, unless the vote of a greater number or voting by classes is required under applicable law or by the Certificate of Incorporation.

     At a stockholders' meeting at which directors are to be elected, no stockholder shall be entitled to cumulate votes.

     At any meeting of stockholders at which shares of Common Stock are voted that are held of record by the trustee pursuant to the Voting Trust Agreement (the "Foundation Voting Trust") effective as of May 20, 1996 by and between California HealthCare Foundation and Wilmington Trust Company, as trustee (the "Foundation Trust Shares") (or any successor agreement thereto) or held by the Share Escrow Agent pursuant to Article VII of the Corporation's Certificate of Incorporation ("Excess Shares"), the polls at such meeting shall be conditionally closed following such time as stockholders have cast their votes either by proxy or by ballot. Thereafter, following a preliminary tabulation of the votes cast at such meeting, the polls shall be reopened solely for the purpose of permitting the Foundation Trust Shares, and any Excess Shares pursuant to Article VII of the Corporation's Certificate of Incorporation, if any, to be voted in accordance with the Foundation Voting Trust, or Article VII of the Corporation's Certificate of Incorporation, as the case may be.

     Section 9. Waiver of Notice or Consent by Absent Stockholders. The transactions of any meeting of the stockholders, either annual or special, however called and noticed, and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote thereat, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any annual or special meeting of stockholders. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

     Attendance by a person at a meeting shall also constitute a waiver of notice of that meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice of the meeting if that objection is expressly made at the meeting.

     Section 10. Stockholder Action By Written Consent Without a
Meeting. Notwithstanding anything contained in these Bylaws to the contrary, no action required or permitted to be taken at any meeting of stockholders of the Corporation may be taken by written consent without a meeting of stockholders.

     Section 11. Record Date for Stockholder Notice and Voting. For purposes of determining the stockholders entitled to notice of any meeting or to vote, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 days nor less than 10 days before the date of any such meeting, and in this event only stockholders of record on the date so fixed are entitled to notice and to vote, notwithstanding any transfer of any shares on the books of the Corporation after the record date, except as otherwise provided in the DGCL.

     If the Board of Directors does not so fix a record date, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

     Section 12. Proxies. Every person entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the Secretary of the Corporation. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission, or otherwise) by the stockholder or the stockholder's attorney in fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the Corporation stating that the proxy is revoked, or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the Corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of three (3) years from the date of the proxy, unless otherwise provided in the proxy. The

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revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

     Section 13. Inspectors of Election. Before any meeting of stockholders, the Board of Directors shall appoint a person other than nominees for office, directors or stockholders to act as inspectors of election at the meeting or its adjournment. If any person appointed as inspector fails to appear or fails or refuses to act, the chairman of the meeting shall appoint a person to fill that vacancy.

     The inspector shall:

          (a) Determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

          (b) Receive votes or ballots;

          (c) Hear and determine all challenges and questions in any way arising in connection with the right to vote;

          (d) Count and tabulate all votes;

          (e) Determine when the polls shall close;

          (f) Determine the result; and

          (g) Do any other acts that may be proper to conduct the election or vote with fairness to all stockholders.

                                  ARTICLE III

                                   DIRECTORS

     Section 1. Powers. Subject to the provisions of the DGCL and any limitations in the Corporation's Certificate of Incorporation relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

     Without prejudice to these general powers, and subject to the same limitations, the directors shall have the power to:

          (a) Select and remove all officers, agents, and employees of the Corporation; prescribe any powers and duties for them that are consistent with law, with the Certificate of Incorporation, and with these Bylaws; fix their compensation; and require from them security for faithful service.

          (b) Change the registered office in the State of Delaware from one location to another; cause the Corporation to be qualified to do business in any other state, territory, dependency, or country and conduct business within or outside the State of Delaware; and designate any place within or outside the State of Delaware for the holding of any stockholders' meeting, or meetings, including annual meetings.

          (c) Adopt, make, and use a corporate seal; prescribe the forms of certificates of stock; and alter the form of the seal and certificates.

          (d) Authorize the issuance of shares of stock of the Corporation on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities canceled, or tangible or intangible property actually received.

          (e) Borrow money and incur indebtedness on behalf of the Corporation, and cause to be executed and delivered for the Corporation's purposes, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, and other evidences of debt and securities.

     Section 2. Number and Qualification of Directors. Until the expiration of the Initial Period, the Board of Directors shall consist of nine (9) members. For purposes hereof, "Initial Period" shall mean the period

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commencing as of May 20, 1996 and ending upon the date on which California
HealthCare Foundation and its affiliates, when taken together, cease to Beneficially Own Capital Stock (as defined in Section 14(d) of Article VII of the Corporation's Certificate of Incorporation) in excess of the Ownership Limit (as defined in Section 14(f) of Article VII of the Corporation's Certificate of Incorporation).

     Each of the directors of the Corporation shall hold office for the term for which he or she is elected and until (i) his or her successor has been elected and qualified or (ii) his or her earlier death, resignation or removal. The directors of the Corporation shall be classified, with respect to the time for which they hold office, into three classes as nearly equal in number as possible: Class I, consisting of Roger E. Birk, Elizabeth A. Sanders and Sheila
P. Burke, whose term expires at the annual meeting of stockholders held in 2000, and Class II, consisting of David R. Banks and Stephen L. Davenport, whose term expires at the annual meeting of stockholders held in 1998 and Class III, consisting of Julie A. Hill, W. Toliver Besson and Leonard D. Schaeffer, whose term expires at the annual meeting of stockholders held in 1999, with each class to hold office until its successors are elected and qualified. If the number of directors is changed by the Board of Directors, then any newly created directorships or any decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal as possible; provided, that no decrease in the number of directors shall shorten the term of any incumbent director. At each annual meeting of the stockholders, subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

     Directors need not be stockholders. In any election of directors, the persons receiving a plurality of the votes cast, up to the number of directors to be elected in such election, shall be deemed to be elected.


     Section 3. Vacancies. In the case of any vacancy on the Board of Directors or in the case of any newly created directorship, a director elected to fill the vacancy or the newly created directorship for the unexpired portion of the term being filled, shall be elected by a vote of not less than a majority of the directors of the Corporation then in office, from a list of one or more persons proposed in accordance with the nominating process specified in Article IV,
Section 2 of these Bylaws, or, in the absence of such list being arrived at in accordance with the nominating process specified in Article IV, Section 2 of these Bylaws, then by the vote of a majority of the Board of Directors, provided, however, during the Initial Period, in the case of replacing or filling a vacancy of a BCC Designee (as such term is defined in Article IV, Section 2), the vote shall be of not less than a majority of the remaining BCC Designees and, in the case of replacing or filling a vacancy of a WellPoint Designee (as such term is defined in Article IV, Section 2), the vote shall be of not less than a majority of the remaining WellPoint Designees. Each director so elected shall hold office until the next annual meeting of the stockholders at which the class for which such director has been chosen is elected and until a successor has been elected and qualified. A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any director, or if the Board of Directors by resolution declares vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number of directors is increased, or if the stockholders fail, at any meeting of stockholders at which any director or directors are elected, to elect the number of directors to be voted for at that meeting.


     The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors.

     Any director may resign effective upon giving written notice to the Chairman of the Board, the President, the Secretary, or the Board of Directors, unless the notice specifies a later time for that resignation to become effective. If the resignation of a director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

     No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

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     Section 4. Removal of Directors.  Any or all of the directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the shares of the Corporation's stock entitled to vote at an election of directors. However, a director may not be removed without cause if the votes cast against removal of the director would be sufficient to elect the director if voted cumulatively (without regard to whether shares may otherwise be voted cumulatively) at an election at which the same total number of votes were cast and either the number of directors elected at the most recent annual meeting of the stockholders, or if greater, the number of directors for whom removal is being sought, were then being elected.

     Section 5. Place of Meetings and Meetings by Telephone. Regular meetings of the Board of Directors may be held at any place within or outside the State of Delaware that has been designated from time to time by resolution of the Board of Directors. In the absence of such a designation, regular meetings shall be held at the principal executive office of the Corporation. Special meetings of the Board of Directors shall be held at any place within or outside the State of Delaware that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of the Corporation. Any meeting, regular or special, may be held by conference telephone, electronic video screen communication or other communications equipment, if (1) each member participating in the meeting can communicate with all of the other members concurrently, (2) each member is provided the means of participating in all matters before the Board of Directors, including the capacity to propose, or to interpose an objection, to a specific action to be taken by the Corporation, and (3) the Corporation adopts and implements some means of verifying that (a) a member communicating by telephone, electronic video screen, or other communications equipment is a director entitled to participate in the meeting and (b) all statements, questions, actions, or votes were made by that director and not by another person not permitted to participate as a director. Participation in a meeting as permitted by this
Section 5 constitutes presence in person at such meeting.

     Section 6. Regular Meetings. Regular meetings of the Board of Directors shall be held without call at such time as shall from time to time be fixed by the Board of Directors. Such regular meetings may be held without notice.

     Section 7. Special Meetings. Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board, the President or by a majority of directors.

     Notice of the time and place of special meetings (but the purpose need not be stated) shall be delivered personally or by telephone, facsimile, or electronic mail message to each director or sent by first-class mail or telegram, charges prepaid, addressed to each director at that director's residence or usual place of business. In case the notice is mailed, it shall be deposited in the United States mail at least two (2) calendar days before the time of the holding of the meeting. In case the notice is delivered personally, or by telephone, facsimile, electronic mail message, or telegram, it shall be delivered personally or by telephone, facsimile, electronic mail message, or to the telegraph company at least forty-eight (48) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. As used herein, notice by telephone shall be deemed to include a voice messaging system or other system or technology designed to record and communicate messages, or wireless, to the recipient, including the recipient's designated voice mailbox or address on such a system.

     Section 8. Quorum. A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except as so provided in
Section 14 of this Article and as provided in Article IV. Every act done or decision made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, subject to the provisions of Section 144 of the DGCL (as to approval of contracts or transactions in which a director has a direct or indirect material financial interest), Section 141 of the DGCL (as to appointment of committees), and Section 145 of the DGCL (as to indemnification of directors). A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

     Section 9. Waiver of Notice. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and
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notice if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Notice of a meeting shall also be deemed given to any director who attends the meeting without protesting before or at its commencement the lack of notice to that director.

     Section 10. Adjournment. A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

     Section 11. Notice of Adjournment. Notice of the time and place of holding an adjourned meeting need not be given, unless the meeting is adjourned for more than 24 hours, in which case notice of the time and place shall be given prior to the time of the adjourned meeting, in the manner specified in Section 7 of this Article III, to the directors who were not present at the time of the adjournment.

     Section 12. Action Without Meeting. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all members of the Board shall individually or collectively consent in writing to that action. Such action by written consent shall have the same force and effect as a unanimous vote of the Board of Directors. Such written consent or consents shall be filed with the minutes of the proceedings of the Board.

     Section 13. Fees and Compensation of Directors. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement of expenses, as may be fixed or determined by resolution of the Board of Directors. This Section 13 shall not be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation for those services.

     Section 14. Rules and Regulations. The Board of Directors may adopt such rules and regulations not inconsistent with the provisions of the Certificate of Incorporation, these Bylaws or applicable law for the conduct of its meetings and management of the affairs of the Corporation as the Board of Directors may deem to be proper.

     Section 15. Loans by the Corporation to Officers. The Board of Directors, acting alone (by a vote sufficient without counting the vote of any interested director or directors), and without any approval of the stockholders of the Corporation, shall be authorized to approve the making of any loan of money or property by the Corporation to, or the guarantee by the Corporation of the obligation of, any officer (whether or not a director) of the Corporation, or an employee benefit plan authorizing such a loan or guaranty to an officer (whether or not a director), if the Board of Directors determines that such a loan or guaranty or plan may reasonably be expected to benefit the Corporation.

                                   ARTICLE IV

                                   COMMITTEES

     Section 1. Committees. The Board may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors, to serve at the pleasure of the Board, provided, however, that any executive committee established pursuant to this provision shall, during the Initial Period, have at least one member who shall be a BCC Designee (as hereinafter defined) and a majority of members who shall be non-BCC Designees. Subject to Section 2 of this Article IV, the Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. Any committee, to the extent allowed by law and provided in these Bylaws or the resolution establishing the committee, shall have all the authority of the Board in the management and of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board when required.

     Section 2. Nominating Committee. There shall be a Nominating Committee of the Board which shall consist of three directors, at least one of whom shall be a BCC Designee and a majority of members who shall
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be non-BCC Designees, and all of whom shall be independent, but none of whom shall consist of the Chairman of the Board so long as the Chairman of the Board is also an executive officer of the Corporation. The Nominating Committee shall continue in existence, with the power and authority specified in this Section 2, at least until the expiration of the Initial Period. So long as it shall remain in existence, the Nominating Committee shall have the power, acting by majority vote, to nominate persons to serve as directors of the Corporation, subject (i) to any rights of stockholders under law to nominate persons to serve as directors, (ii) in the case of a person nominated to be a replacement for any BCC Designee on the Board, the BCC Designee member(s) of the Nominating Committee shall have a veto vote, (iii) in the case of a person nominated to be a replacement for any WellPoint Designee on the Board, the Nominating Committee shall not nominate such a person if a majority of the WellPoint Designee members of the Nominating Committee oppose such a nomination, (iv) to any contractual obligations of the Corporation, and (v) to the next paragraph hereof.

     So long as the Nominating Committee shall remain in existence, if the Nominating Committee is unable to nominate a candidate for the Corporation's Board of Directors as set forth above on a timely basis, nominations shall be made by vote of a majority of the Board of Directors, provided, however, in the case of replacing a BCC Designee, by vote of a majority of the remaining BCC Designees or, in the case of replacing a WellPoint Designee, by vote of a majority of the remaining WellPoint Designees and with respect to any other position on the Board, by a vote of a majority of the Board of Directors.

     As used in these Bylaws, "BCC Designee" means each of W. Toliver Besson, Stephen L. Davenport and Sheila P. Burke, or a direct or indirect replacement thereof; "WellPoint Designees" shall mean Leonard D. Schaeffer, David R. Banks, Roger E. Birk, Julie A. Hill and Elizabeth E. Sanders, or a direct or indirect replacement thereof.

     Section 3. Powers of Committees. Any committee, to the extent allowed by law and provided in these Bylaws or the resolution of the Board of Directors establishing the committee, shall have all the authority of the Board of Directors, except with respect to:

          (a) the approval of any action which, under the DGCL, also requires stockholders' approval or approval of the outstanding shares;

          (b) the filling of vacancies on the Board of Directors or in any committee;

          (c) the fixing of compensation of the directors for serving on the Board of Directors or on any committee;

          (d) the amendment or repeal of Bylaws or the adoption of new Bylaws;

          (e) the amendment or repeal of any resolution of the Board of Directors;

          (f) a distribution to the stockholders of the Corporation, except at a rate or in a periodic amount or within a price range set forth in the Corporation's Certificate of Incorporation or determined by the Board of Directors; or

          (g) the appointment of any other committees of the Board of Directors or the members of these committees.

     Section 4. Meetings and Action of Committees. Meetings and action of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these Bylaws, Section 5 (place of meetings),
Section 6 (regular meetings), Section 7 (special meetings and notice), Section 8 (quorum), Section 9 (waiver of notice), Section 10 (adjournment), Section 11 (notice of adjournment), and Section 12 (action without meeting), with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board of Directors and its members, except that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee; special meetings of committees may also be called by resolution of the Board of Directors; and notice of special meetings of committees shall also be given to all alternate members, who shall have the right

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to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

                                   ARTICLE V

                                    OFFICERS

     Section 1. Officers. The officers of the Corporation shall be a Chairman of the Board, a President, a Secretary, and a Chief Financial Officer. The Treasurer is the Chief Financial Officer of the Corporation unless the Board of Directors has by resolution determined a Vice President or other officer to be the Chief Financial Officer. The Corporation may also have, at the discretion of the Board of Directors, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article V. Any number of offices may be held by the same person.

     Section 2. Election of Officers. The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article V, shall be chosen by the Board of Directors, and each shall serve at the pleasure of the Board, subject to the rights, if any, of any officer under an express written contract of employment.

     Section 3. Subordinate Officers. The Board of Directors may appoint, and may empower the President to appoint, such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors or the President may from time to time determine.

     Section 4. Removal and Resignation of Officers. Except as otherwise provided in these Bylaws and subject to the rights, if any, of any officer under an express written contract of employment, any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting of the Board of Directors, or except in the case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

     Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

     Section 5. Vacancies in Offices. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these Bylaws for regular appointments to that office.

     Section 6. Chairman of the Board. The Chairman of the Board shall, when present, preside at meetings of the Board of Directors and, when present, preside at the meetings of the stockholders. The Chairman of the Board shall perform such duties and possess such powers as are usually vested in the office of the Chairman of the Board or as may be vested in the Chairman of the Board by the Board of Directors, subject to the terms of his or her employment agreement.

     Section 7. President/Chief Executive Officer. The President shall be the chief operating officer of the Corporation. He shall also be the chief executive officer of the Corporation, unless such title is assigned to the Chairman of the Board. The President shall perform such duties and possess such powers as are usually vested in the office of the President or as may be vested in the President by the Board of Directors, subject to the terms of his or her employment agreement.

     Section 8. Vice President. In the absence or disability of the President, the vice presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The vice presidents shall have such other powers and

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perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the Bylaws, and the President, or the Chairman of the Board.

     Section 9. Secretary. The Secretary shall keep or cause to be kept, at the principal executive office or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice given, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings.

     The Secretary shall keep or cause to be kept, at the principal executive office or at such other place as designated by the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

     The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required by the Bylaws or by law to be given, and he shall keep the seal of the Corporation if one be adopted, in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the Bylaws.

     Section 10. Chief Financial Officer. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

     The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the Corporation with such depositaries as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Chief Financial Officer and of the financial condition of the Corporation, and shall have other powers and perform such other duties as may be prescribed by the Board of Directors or by the Bylaws.

                                   ARTICLE VI

         INDEMNIFICATION OF DIRECTORS, OFFICERS, AGENTS AND FIDUCIARIES

     Section 1. Indemnification of Directors and Officers. The Corporation shall be required, to the maximum extent permitted by the DGCL, to indemnify each of its directors and officers against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was a director, officer, employee, or other agent of the Corporation or a Predecessor Corporation or is or was serving at the request of the Corporation or a Predecessor Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. For purposes hereof, "Predecessor Corporation" shall mean WellPoint Health Networks Inc. , a California corporation ("WellPoint").

     Section 2. Indemnification of Other Agents. The Corporation may, in its absolute discretion, up to the maximum extent permitted by the DGCL, indemnify each of its agents who are not required to be indemnified under Section 1 of this Article VI against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the Corporation or a Predecessor Corporation. For purposes of this Section 2, an "agent" of the Corporation includes any person who is or was an employee or other agent of the Corporation or a Predecessor Corporation, or is or was serving at the request of the Corporation or a Predecessor Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise.

     Section 3. Indemnification of Fiduciaries. The Corporation shall indemnify any director, officer, employee, or other agent of the Corporation against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was a trustee, investment manager, or other fiduciary under any employee benefit plan of the Corporation (or a Predecessor Corporation). The provisions of this Section 3 shall be deemed to constitute a contract between the Corporation (or any Predecessor Corporation) and any such indemnified person, or for the benefit of any such indemnified person.

     Section 4. Advances of Expenses. To the extent permitted by the DGCL, expenses incurred in defending any proceeding in the cases described in Sections 1 and 3 of this Article VI shall, and in the case described in Section 2 of this
Article VI may, be advanced by the Corporation prior to the final disposition of such proceeding upon receipt of any undertaking by or on behalf of the agent to repay such amount, if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this section.

                                  ARTICLE VII

                              RECORDS AND REPORTS

     Section 1. Maintenance and Inspection of Share Register. The Corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed and as determined by resolution of the Board of Directors, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of shares held by each stockholder.

     Any stockholder of the Corporation may upon written demand under oath stating the proper purpose thereof (i) inspect and copy the records of stockholders' names and addresses and shareholdings during usual business hours upon five (5) days' prior written demand on the Corporation, or (ii) obtain from the transfer agent of the Corporation, upon the tender of such transfer agent's usual charges for such list, a list of the stockholders' names and addresses entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which that list has been compiled or as of a date specified by the stockholder subsequent to the date of demand. This list shall be made available to any such stockholder by the transfer agent on or before the later of five days after the demand is received or the date specified in the demand as the date as of which the list is to be compiled. The record of stockholders shall also be open to inspection on the written demand of any stockholder or holder of a voting trust certificate, at any time during usual business hours, for a purpose reasonably related to the holder's interests as a stockholder or as the holder of a voting trust certificate. Any inspection and copying under this Section 1 may be made in person or by an agent or attorney of the stockholder or holder of a voting trust certificate making the demand.

     Section 2. Maintenance and Inspection of Bylaws. The Corporation shall keep at its principal executive office the original or a copy of the Bylaws as amended to date, which shall be open to inspection by the stockholders at all reasonable times during office hours.

     Section 3. Maintenance and Inspection of Other Corporate Records. The accounting books and records and minutes of proceedings of the stockholders and the Board of Directors and any committee or committees of the Board of Directors shall be kept at such place or places designated by the Board of Directors, or, in the absence of such designation, at the principal executive office of the Corporation. The minutes shall be kept in written form and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form. The minutes and accounting books and records shall be open to inspection upon the written demand of any stockholder or holder of a voting trust certificate, at any reasonable time during usual business hours, for a purpose reasonably related to the stockholder's interests as a stockholder or as the holder of a voting trust certificate. The inspection may be made in person or by an agent or attorney, and shall include the right to copy and to make extracts.

     Section 4. Inspection by Directors. Every director shall have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the Corporation and each of its subsidiary corporations. This inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

                                  ARTICLE VIII

                           GENERAL CORPORATE MATTERS

     Section 1. Record Date for Purposes Other Than Notice and Voting. For purposes of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before any such action, and in that case only stockholders of record on the date so fixed are entitled to receive the dividend, distribution, or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after the record date so fixed, except as otherwise provided in the DGCL.

     If the Board of Directors does not so fix a record date, the record date for determining stockholders for any such purpose shall be at the close of business on the date on which the Board of Directors adopts the applicable resolution.

     Section 2. Checks, Drafts, Evidences of Indebtedness. All checks, drafts, or other orders for payment of money, notes, or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

     Section 3. Executing Corporate Contracts and Instruments. The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation, and this authority may be general or confined to specific instances; and, unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

     Section 4. Certificates for Shares. A certificate or certificates for shares of the capital stock of the Corporation shall be issued to each stockholder when any of these shares are fully paid, and the Board of Directors may authorize the issuance of certificates or shares as partly paid provided that these certificates shall state thereon the amount of the consideration to be paid for them and the amount paid. All certificates shall be signed in the name of the Corporation by the Chairman of the Board or the President or Vice President and by the Chief Financial Officer or an Assistant Treasurer or the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the stockholder. Any or all of the signatures on the certificate may be facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the Corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

     Section 5. Lost Certificates. Except as provided in this Section 5, no new certificates for shares shall be issued to replace an old certificate unless the latter is surrendered to the Corporation and canceled at the same time. The Board of Directors may, in case any share certificate or certificate for any other security is lost, stolen, or destroyed, authorize the issuance of a replacement certificate on such terms and conditions as the Board of Directors may require, including provision for indemnification of the Corporation secured by a bond or other adequate security sufficient to protect the Corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate.

     Section 6. Representation of Shares of Other Corporations. The Chairman of the Board, the President, or any Vice President, or any other person authorized by resolution of the Board of Directors or by any of the foregoing designated officers, is authorized to vote on behalf of the Corporation any and all shares of any other corporation or corporations, foreign or domestic, standing in the name of the Corporation. The authority granted to these officers to vote or represent on behalf of the Corporation any and all shares held by the Corporation in any other corporation or corporations may be exercised by any of these officers in person or by any person authorized to do so by a proxy duly executed by these officers.

     Section 7. Construction and Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

                                   ARTICLE IX

                                   AMENDMENTS

     Section 1. Amendment by Stockholders. New Bylaws may be adopted or these Bylaws may be amended or repealed by the vote of holders of a majority of the outstanding shares entitled to vote, except as otherwise provided by law or in the Certificate of Incorporation.

     Section 2. Amendment by Directors. Subject to the rights of the stockholders as provided in Section 1 of this Article IX, to adopt, amend, or repeal Bylaws, and subject to the provisions of the Certificate of Incorporation, Bylaws may be adopted, amended, or repealed by the Board of Directors; provided, however, that the Board of Directors may adopt a Bylaw or amendment of a Bylaw changing the authorized number of directors only for the purpose of fixing the exact number of directors within the limits specified in the Certificate of Incorporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     WellPoint is a Delaware corporation. Section 145 of the General Corporation Law of the state of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

     WellPoint's certificate of incorporation provides that the liability of WellPoint's directors to WellPoint or WellPoint's stockholders for monetary damages for breach of fiduciary duty will be eliminated to the fullest extent permissible under Delaware law except for (i) breaches of the duty of loyalty;
(ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which a director received an improper personal benefit.

     The effect of these provisions is to eliminate the rights of WellPoint and its stockholders (through stockholders' derivative suits on behalf of WellPoint) to recover monetary damages against a director for breach of fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. These provisions do not limit or eliminate the rights of WellPoint or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. These provisions will not alter the liability of directors under federal securities law.

     WellPoint's bylaws provide that WellPoint will indemnify each present and former director and officer of WellPoint or a predecessor company and each of their respective subsidiaries, as such companies exist or have existed, and such agents of WellPoint as the Board of Directors shall determine, to the fullest extent provided by Delaware law.

     In addition, WellPoint has entered into indemnification agreements with its directors and certain officers that provide for the maximum indemnification permitted by law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

     (b) All of the financial statement schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the applicable instructions or are not applicable and therefore have been omitted.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form. The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding sentence, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, State of California, on April 21, 1999.


                                          WELLPOINT HEALTH NETWORKS INC.

                                          By:   /s/ LEONARD D. SCHAEFFER*
                                            ------------------------------------
                                                   Leonard D. Schaeffer
                                            Chairman of the Board of Directors
                                               and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, Amendment No. 3 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----
              /s/ LEONARD D. SCHAEFFER*                Chairman of the Board of          April 21, 1999
-----------------------------------------------------    Directors and Chief Executive
                Leonard D. Schaeffer                     Officer (Principal Executive
                                                         Officer)

                 /s/ DAVID C. COLBY*                   Executive Vice President and      April 21, 1999
-----------------------------------------------------    Chief Financial Officer
                   David C. Colby                        (Principal Financial Officer)

               /s/ S. LOUISE MCCRARY*                  Senior Vice President,            April 21, 1999
-----------------------------------------------------    Controller and Chief
                  S. Louise McCrary                      Accounting Officer (Principal
                                                         Accounting Officer)

               /s/ W. TOLIVER BESSON*                  Director                          April 21, 1999
-----------------------------------------------------
                  W. Toliver Besson

                 /s/ ROGER E. BIRK*                    Director                          April 21, 1999
-----------------------------------------------------
                    Roger E. Birk

                /s/ SHEILA A. BURKE*                   Director                          April 21, 1999
-----------------------------------------------------
                   Sheila A. Burke

              /s/ STEPHEN L. DAVENPORT*                Director                          April 21, 1999
-----------------------------------------------------
                Stephen L. Davenport

                 /s/ JULIE A. HILL*                    Director                          April 21, 1999
-----------------------------------------------------
                    Julie A. Hill

              /s/ ELIZABETH A. SANDERS*                Director                          April 21, 1999
-----------------------------------------------------
                Elizabeth A. Sanders

              *By: /s/ THOMAS C. GEISER
  ------------------------------------------------
         Thomas C. Geiser, Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
-------                          -----------------------
  2.1      --  Amended and Restated Recapitalization Agreement dated as of
               March 31, 1995, by and among the Registrant, Blue Cross of
               California, Western Health Partnership and Western
               Foundation for Health Improvement, incorporated by reference to Exhibit 2.1 to Registrant's Form S-4 dated April 8, 1996
  2.2      --  Purchase and Sale Agreement, dated as of October 10, 1996, by and between the Registrant and John Hancock Mutual Life
               Insurance Company ("John Hancock"), incorporated by
               reference to Exhibit 2.1 to Registrant's Current Report on
               Form 8-K dated October 9, 1996
  2.3      --  Agreement and Plan of Reorganization dated as of July 22,
               1997 by and among the Registrant, WellPoint Health Networks
               Inc., a California corporation ("WellPoint California"), and
               WLP Acquisition Corp., incorporated by reference to Exhibit
               99.1 to Registrant's Current Report on Form 8-K filed on
               August 5, 1997
  2.4      --  Agreement and Plan of Merger dated as of July 9, 1998, by and among Cerulean, WellPoint and Merger Sub (included in
               Appendix A to the Proxy Statement/Prospectus included as a part of this Registration Statement)
  2.5      --  Stock Purchase Agreement dated as of July 29, 1998 by and between the Registrant and Fremont Indemnity Company,
               incorporated by reference to Exhibit 2.1 to Registrant's
               Current Report on Form 8-K dated September 1, 1998.
  2.6      --  First Amendment to the Stock Purchase Agreement dated as of
               November 5, 1998, by and between the Registrant and Fremont
               Indemnity Company, incorporated by reference to Exhibit 2.05 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998
  2.7      --  Second Amendment to the Stock Purchase Agreement dated as of
               February 1, 1999, by and between the Registrant and Fremont
               Indemnity Company, incorporated by reference to Exhibit 2.06 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
  3.1      --  Restated Certificate of Incorporation of the Registrant
               (included in Appendix D to the Proxy Statement/Prospectus
               included as a part of this Registration Statement)
  3.2      --  Bylaws of the Registrant (included in Appendix E to the
               Proxy Statement/Prospectus included as a part of this
               Registration Statement)
  4.1      --  Specimen of common stock certificate of WellPoint Health
               Networks Inc., incorporated by reference to Exhibit 4.4 of
               Registrant's Registration Statement on Form 8-B,
               Registration No. 001-13083.
  4.2      --  Restated Certificate of Incorporation of the Registrant
               (included in Appendix D to the Proxy Statement/Prospectus
               included as a part of this Registration Statement)
  4.3      --  Bylaws of the Registrant (included in Appendix E to the
               Proxy Statement/Prospectus included as a part of this
               Registration Statement)
  5.1*     --  Form of Opinion of Gibson, Dunn & Crutcher LLP as to
               legality of Shares
  8.1*     --  Opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters
  8.2*     --  Opinion of Long Aldridge & Norman LLP as to certain tax matters
 23.1      --  Consent of Gibson, Dunn & Crutcher LLP (to be included as part of Exhibits 5.1 and 8.1 hereto)
 23.2      --  Consent of Long Aldridge & Norman LLP (to be included as part of Exhibit 8.2 hereto)
 23.3      --  Consent of PricewaterhouseCoopers LLP
 23.4      --  Consent of Ernst & Young LLP
 23.5      --  Consent of Morgan Stanley & Co. Incorporated
 24.1**    --  Power of Attorney (included on Signature Page)

EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
-------                          -----------------------
 99.1*     --  Form of Proxy Card for Meeting of holders of Class A Stock
 99.2**    --  Form of Proxy Card for meeting of holders of Class B Stock
 99.3      --  Form of Letter of Transmittal to be used by holders of Class
               B Stock in connection with the Merger
 99.4      --  Fairness Opinion of Morgan Stanley & Co. Incorporated
               (included in Appendix B to the Proxy Statement/Prospectus
               included as a part of this Registration Statement)


---------------

 * To be filed by amendment

** Previously filed